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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number
FORM 8-K (dated February 9, 2004)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Monroeville, State of Pennsylvania, March 19, 2004.

THE IT GROUP, INC.
(Registrant)

By: ______________________
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Exhibit

99.1 First Amended Disclosure Statement Pursuant To Section 1125 Of The Bankruptcy Code With Respect To The First Amended Joint Chapter 11 Plan For The IT Group, Inc. And Its Affiliated Debtors Proposed By The Debtors And The Official Committee Of Unsecured Creditors, as filed with the United States Bankruptcy Court for the District of Delaware on February 9, 2004.

99.2 Order of the United States Bankruptcy Court for the District of Delaware, dated February 11, 2004 (I) Approving Form of Ballot and Proposed Solicitation and Tabulation Procedures; (II) Fixing Date, Time and Place for Voting on the Joint Chapter 11 Plan for the IT Group, Inc. and its Affiliated Debtors Proposed by the Debtors and The Official Committee of Unsecured Creditors; (III) Approving the Form and Manner of Notice Thereof; (IV) Fixing the Last Date for Filing Objections to the Plan; and (V) Scheduling a Hearing to Consider Confirmation of the Plan.

EXHIBIT 99.1

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

- -	x	
In re:	:	Chapter 11
THE IT GROUP, INC., *et al.*,	:	Case No. 02-10118 (MFW)
	:	(Jointly Administered)
Debtors.		
- -	x	

FIRST AMENDED DISCLOSURE STATEMENT PURSUANT TO SECTION 1125 OF THE BANKRUPTCY CODE WITH RESPECT TO THE FIRST AMENDED JOINT CHAPTER 11 PLAN FOR THE IT GROUP, INC. AND ITS AFFILIATED DEBTORS PROPOSED BY THE DEBTORS AND THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS

Dated: February 9, 2004

SKADDEN, ARPS, SLATE
MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636
(302) 651-3000

ATTORNEYS FOR THE DEBTORS

WHITE & CASE LLP
Wachovia Financial Center
200 South Biscayne Blvd., Suite 4900
Miami, FL 33131
(305) 371-2700

THE BAYARD FIRM
222 Delaware Avenue, Suite 900
P.O. Box 25130
Wilmington, DE 19899
(302) 655-5000

ATTORNEYS FOR THE OFFICIAL
COMMITTEE OF UNSECURED CREDITORS

OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF THE IT GROUP, INC., *ET AL.*

TO:	Unsecured Creditors (Holders of Claims in Classes 4A and 4B under the Plan) of The IT Group, Inc., *et al.*
FROM:	Official Committee of Unsecured Creditors of The IT Group, Inc., *et al.*
RE:	The IT Group, Inc., *et al.* Chapter 11 Case No. 02-101118 (MFW)
DATE:	February 11, 2004

Dear Creditors:

This letter is written to you on behalf of the Official Committee of Unsecured Creditors (the "Committee") of The IT Group, Inc, et al., debtors and debtors in possession (collectively, the "Debtors"), in connection with the First Amended Joint Chapter 11 Plan for The IT Group, Inc., and its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors, dated February 9, 2004 (the "Plan"), and the First Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code With Respect to The First Amended Joint Chapter 11 Plan for The IT Group, Inc., and its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors (the "Disclosure Statement"). Copies of the Plan and the Disclosure Statement are being distributed to each holder of a claim against the Debtors who is entitled to vote to accept or reject the Plan, along with a ballot with which to cast its vote.

The Disclosure Statement contains extensive information with respect to the Plan and should be carefully reviewed by you. ***The Committee urges you to read the Plan and the Disclosure Statement carefully before you cast a vote(s) to accept or reject the Plan.***

The Committee has been actively involved in the Debtors' chapter 11 cases on behalf of unsecured creditors since the Committee's appointment on January 25, 2002. The Plan represents the culmination of months of extensive negotiations between the Committee, the Debtors and the Debtors' prepetition lenders (the "Prepetition Lenders").

The Committee has voted unanimously to support the Plan. The Committee believes that acceptance of the Plan is in the best interest of the holders of unsecured claims (i.e., holders of claims in Classes 4A and 4B under the Plan), and recommends that you vote to accept the Plan. However, you should make your own determination on whether to accept or reject the Plan after reading and giving careful consideration to both the Plan and the Disclosure Statement, and in consultation with your own advisors and professionals.

It is important that you vote on the Plan by completing and mailing your ballot(s) in accordance with the instructions set forth in the Disclosure Statement. Ballots must be received by the tabulation agent, Logan and Company, Inc., 546 Valley Road, Upper Montclair, NJ 07043 on or before March 22, 2004 (4:00 p.m. EST), the date fixed by the Bankruptcy Court as the last day for your ballot(s) to be accepted and counted.

Yours, etc.

OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF THE IT GROUP, INC., ET AL.

By: ______________________
Murray H. Hutchison, Chairman

TABLE OF CONTENTS

Page

INTRODUCTION

The IT Group, Inc. ("IT Group") and its affiliated debtors, as debtors and debtors-in-possession (collectively, the "Debtors") and the Official Committee of Unsecured Creditors (the "Committee" and collectively with the Debtors, the "Plan Proponents") appointed in the Debtors' above-captioned chapter 11 cases (collectively, the "Chapter 11 Cases") before the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), hereby collectively and jointly submit this first amended disclosure statement, dated as of February 9, 2004 (the "Disclosure Statement"), pursuant to section 1125 of title 11 of the United States Code, 11 U.S.C. §§ 101-330, as amended (the "Bankruptcy Code") with respect to the First Amended Joint Chapter 11 Plan for The IT Group, Inc. and its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors, dated as of February 9, 2004 (the "Plan"). This Disclosure Statement is to be used in connection with the solicitation of votes on the Plan by the Plan Proponents. A copy of the Plan is attached hereto as **Exhibit A.** UNLESS OTHERWISE DEFINED HEREIN, TERMS USED HEREIN HAVE THE MEANING ASCRIBED THERETO IN THE PLAN (*SEE* ARTICLE I OF THE PLAN ENTITLED "DEFINITIONS AND INTERPRETATION").

Attached as Exhibits to this Disclosure Statement are the following documents:

- The Plan (**Exhibit A**).
- Order of the Bankruptcy Court, dated February 11, 2004 (the "Approval Order") pursuant to section 1125 of the Bankruptcy Code, (i) Approving Form of Ballot and Proposed Solicitation and Tabulation Procedures, (ii) Fixing the Date, Time and Place for Voting on the Joint Chapter 11 Plan for The IT Group, Inc., and its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors, (iii) Approving the Form and Manner of Notice thereof, (iv) Fixing the Last Date for Filing Objections to the Plan, and (v) Scheduling a Hearing to Consider Confirmation of the Plan (**Exhibit B**).
- Ballot Solicitation and Tabulation Procedures, as approved by the Approval Order (the "Voting Procedures") (**Exhibit C**).
- The Liquidation Analysis (**Exhibit D**).
- List of Affiliated Debtors (**Exhibit E**).

In addition, if you are entitled to vote to accept or reject the Plan, the ballot (the "Ballot") for acceptance or rejection of the Plan is enclosed with this Disclosure Statement.

NOTICE TO HOLDERS OF CLAIMS

The purpose of this Disclosure Statement is to enable you, as a creditor whose Claim is impaired under the Plan, to make an informed decision in exercising your right to vote to accept or reject the Plan submitted by the Plan Proponents. *See* Section VI.A. — "Confirmation and Consummation Procedure — Solicitation of Votes."

THIS DISCLOSURE STATEMENT CONTAINS IMPORTANT INFORMATION THAT MAY BEAR UPON YOUR DECISION TO ACCEPT OR REJECT THE PLAN. PLEASE READ THIS DOCUMENT WITH CARE.

THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. SUMMARIES OF THE PLAN AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN, THE EXHIBITS ANNEXED TO THE PLAN, AND THE EXHIBITS ANNEXED TO THIS DISCLOSURE STATEMENT. TO THE EXTENT ANY INCONSISTENCIES EXIST BETWEEN THE

SUMMARY CONTAINED IN THIS DISCLOSURE STATEMENT AND THE TERMS SET FORTH IN THE PLAN, THE PLAN CONTROLS.

On February 11, 2004, after notice and a hearing, the Bankruptcy Court entered the Approval Order, which, among other things, approved this Disclosure Statement pursuant to section 1125 of the Bankruptcy Code as containing adequate information of a kind, and in sufficient detail, to enable a hypothetical, reasonable investor typical of the solicited classes of Claims to make an informed judgment with respect to the acceptance or rejection of the Plan. A true and correct copy of the Approval Order is attached hereto as **Exhibit B**.

APPROVAL OF THIS DISCLOSURE STATEMENT BY THE BANKRUPTCY COURT DOES NOT CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT OF THE FAIRNESS OR MERITS OF THE PLAN OR THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT.

Each holder of a Claim entitled to vote to accept or reject the Plan should read this Disclosure Statement and the Plan in their entireties before voting. No solicitation of votes to accept or reject the Plan may be made except pursuant to this Disclosure Statement and section 1125 of the Bankruptcy Code. Except for the Debtors, the Committee and their respective professionals, no person has been authorized to use or promulgate any information concerning the Debtors, their business or the Plan, other than the information contained in this Disclosure Statement. You should not rely on any information relating to the Debtors, their business or the Plan other than that contained in this Disclosure Statement, the Plan and the exhibits hereto and thereto.

HOLDERS OF LENDER CLAIMS AND UNSECURED CLAIMS SHOULD CAREFULLY READ AND CONSIDER THE PLAN AND THIS DISCLOSURE STATEMENT. THE PLAN PROPONENTS URGE UNSECURED CREDITORS TO VOTE TO ACCEPT THE PLAN. SIMILARLY, THE AGENT URGES ALL HOLDERS OF LENDER CLAIMS TO VOTE TO ACCEPT THE PLAN.

After carefully reviewing this Disclosure Statement, including the attached exhibits, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the enclosed Ballot and returning the same to the address set forth on the Ballot, in the enclosed return envelope so that it will be actually received by the Tabulation Agent, at **Logan & Company, Inc., Attn: IT Group Balloting Department, 546 Valley Road, Upper Montclair, New Jersey 07043** no later than 4:00 p.m., Prevailing Eastern Time, on March 22, 2004 (the "Voting Deadline").

You may be bound by the Plan if it is confirmed by the Bankruptcy Court, even if you do not vote to accept the Plan. *See* Sections VI — "Confirmation and Consummation Procedure."

TO BE SURE YOUR BALLOT IS COUNTED, YOUR BALLOT MUST BE ACTUALLY RECEIVED NO LATER THAN 4:00 P.M., PREVAILING EASTERN TIME ON MARCH 22, 2004. For a general description of the voting instructions and the name, address and phone number of the person you may contact if you have questions regarding the voting procedures, *see* Section VI.A. — "Confirmation and Consummation Procedures — Solicitation of Votes."

Pursuant to section 1128 of the Bankruptcy Code, the Bankruptcy Court has scheduled a hearing to consider confirmation of the Plan (the "Confirmation Hearing") on March 29, 2004 at 2:00 p.m., Prevailing Eastern Time, in the United States Bankruptcy Court for the District of Delaware, 824 Market Street, 6th Floor, Wilmington, Delaware. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be filed and served on or before March 22, 2004 at 4:00 p.m., Prevailing Eastern Time, in the manner described under the caption, Section VI.B. — "Confirmation and Consummation Procedure — The Confirmation Hearing."

THE PLAN PROPONENTS BELIEVE THAT THE PLAN MAXIMIZES CREDITOR RECOVERIES AND URGE ALL HOLDERS OF IMPAIRED CLAIMS TO VOTE TO ACCEPT THE PLAN.

I. EXPLANATION OF CHAPTER 11

A. Overview of Chapter 11

Chapter 11 is the principal reorganization chapter of the Bankruptcy Code. Pursuant to chapter 11, a debtor-in-possession attempts to reorganize its business for the benefit of the debtor, its creditors and other parties in interest. These Chapter 11 Cases were filed on January 16, 2002 (the "Petition Date") and are being jointly administered under the caption In re: The IT Group, Inc., et al., Case no. 02-10118 (MFW), in accordance with the Bankruptcy Court's order dated January 17, 2002 pursuant to 11 U.S.C. § 341 and Fed. R. Bankr. P. 1005, 1015(b), and 2002 (I) Directing Joint Administration of Cases and (II) Approving Caption for Jointly-Administered Cases. Attached as **Exhibit E** is a list of each of the affiliated debtors. *See* Section IV.A. — "The Chapter 11 Cases – Commencement of the Chapter 11 Cases."

The commencement of a chapter 11 case creates an estate comprised of all the legal and equitable interests of the debtor as of the date the petition is filed. Sections 1101, 1107 and 1108 of the Bankruptcy Code provide that a debtor may continue to operate its business and remain in possession of its property as a "debtor-in-possession" unless the bankruptcy court orders the appointment of a trustee. In the present Chapter 11 Cases, the Debtors have remained in possession of their property as debtors-in-possession. *See* Section IV.B. — "The Chapter 11 Cases — Continuation of Business After the Petition Date."

The filing of a chapter 11 petition also triggers the automatic stay provisions of the Bankruptcy Code. Section 362 of the Bankruptcy Code provides, among other things, for an automatic stay of all attempts to collect or recover prepetition claims from the debtor or to otherwise interfere with, or exercise control over, the debtor's property or business. Except as otherwise ordered by the bankruptcy court, the automatic stay remains in full force and effect until the effective date of a confirmed chapter 11 plan. In the present Chapter 11 Cases, the automatic stay remains effective as of the date of this Disclosure Statement. *See* Section IV.G. — "The Chapter 11 Cases — Significant Claims and Litigation."

The formulation of a chapter 11 plan is the principal purpose of a chapter 11 case. The plan sets forth the means for satisfying claims against and interests in the debtor. Unless a trustee is appointed, only the debtor may file a plan during the first 120 days of a chapter 11 case (the "Exclusive Filing Period"). Section 1121(d) of the Bankruptcy Code, however, permits the court to extend or reduce the Exclusive Filing Period upon a showing of "cause." After the Exclusive Filing Period has expired, a creditor or other party in interest may file a plan, unless the debtor has filed a plan within the Exclusive Filing Period, in which case, the debtor is given sixty (60) additional days pursuant to section 1121(d) of the Bankruptcy Code (the "Exclusive Solicitation Period" and, collectively, with the Exclusive Filing Period, the "Exclusive Periods") during which it may solicit acceptances of its plan. The Exclusive Periods may also be extended or reduced by the court upon a showing of "cause." In the present Chapter 11 Cases, the Debtors' Exclusive Filing Period and Exclusive Solicitation Period were scheduled to expire on May 16, 2002 and July 16, 2002, respectively. In May 2002, the Committee objected to the Debtors' initial extension of the Exclusive Periods. After a hearing held in May 2002, the Bankruptcy Court granted the Committee co-exclusivity with the Debtors to file, and solicit votes for acceptances of, a chapter 11 plan. Accordingly, the Debtors, with the Committee's support, filed a series of motions requesting several further extensions of the Exclusive Periods. As of the date of this Disclosure Statement, the Committee and the Debtors maintain the co-exclusive right to file a chapter 11 plan and to solicit votes for acceptances of a chapter 11 plan through January 8, 2004 and February 5, 2004, respectively. The Debtors have filed a motion with the Bankruptcy Court to further extend the Exclusive Periods through March 8, 2004 and April 5, 2004, respectively, which motion is pending as of the date hereof.

B. Chapter 11 Plan

A chapter 11 plan may provide for anything from a complex restructuring of a debtor's business and its related obligations to a simple liquidation of the debtor's assets. In either event, upon confirmation of the plan, it becomes binding on the debtor and all of its creditors and equity holders, and the obligations owed by the debtor to such parties are compromised and exchanged for the obligations specified in the plan. In Debtors' Chapter 11 Cases, substantially all of the assets of the Debtors were sold to The Shaw Group, Inc. or its designee (collectively,

"Shaw") in May 2002 pursuant to sections 363 and 365 of the Bankruptcy Code and the Bankruptcy Court's order dated as of April 25, 2002 (the "Shaw Transaction"), as more fully described herein. The Plan incorporates a global settlement reached between the Debtors, the Committee and the Prepetition Lenders, which the Plan Proponents believe provides a fair and equitable allocation of the Debtors' remaining assets (including the proceeds from the Shaw Transaction) to be distributed to holders of allowed Claims consistent with the Plan and the Bankruptcy Code.

After a chapter 11 plan has been filed, the holders of impaired claims against and interests in a debtor are permitted to vote to accept or reject the plan, provided such holders are to receive distributions under the plan. Before soliciting acceptances to the proposed plan, section 1125 of the Bankruptcy Code requires the proponent to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment about the plan. **This Disclosure Statement is presented to holders of Claims to satisfy the requirements of section 1125 of the Bankruptcy Code in connection with the Plan Proponents' solicitation of votes on the Plan.**

If all classes of claims and interests accept a chapter 11 plan, the bankruptcy court may confirm the plan if the court independently determines that the requirements of section 1129 of the Bankruptcy Code have been satisfied. *See* Section VI — "Confirmation and Consummation Procedure." Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation of a plan and, among other things, requires that a plan meet the "best interests" of creditors test and be "feasible." The "best interests" test generally requires that the value of the consideration to be distributed to the holders of claims or equity interests under a plan is not less than those parties would receive if the debtor were liquidated pursuant to a hypothetical liquidation occurring under chapter 7 of the Bankruptcy Code. Under the "feasibility" requirement, the court generally must find that there is a reasonable probability that the debtor will be able to meet its obligations under its plan without the need for further financial reorganization. **With the exception of acceptance of the Plan by all impaired classes, the Plan Proponents believe that the Plan satisfies all the applicable requirements of section 1129(a) of the Bankruptcy Code, including the best interests of creditors test and the feasibility requirement.**

Chapter 11 does not require that each holder of a claim or interest in a particular class vote in favor of a chapter 11 plan in order for the bankruptcy court to determine that the class has accepted the plan. *See* Section VI.A. — "Confirmation and Consummation Procedure — Solicitation of Votes." Rather, a class of claims will be determined to have accepted the plan if the court determines that the plan has been accepted by more than a majority in number and at least two-thirds in amount of those claims actually voting in such class. **Only the holders of Claims who actually vote will be counted as either accepting or rejecting the Plan.**

In addition, classes of claims or equity interests that are not "impaired" under a chapter 11 plan are conclusively presumed to have accepted the plan and thus are not entitled to vote. *See* Section VI.A. — "Confirmation and Consummation Procedure — Solicitation of Votes." Accordingly, acceptances of a plan will generally be solicited only from those persons who hold claims or equity interests in an impaired class. A class is "impaired" if the legal, equitable, or contractual rights associated with the claims or equity interests of that class are modified in any way under the plan. Modification for purposes of determining impairment, however, does not include curing defaults and reinstating maturity or payment in full in cash on the effective date of the plan. **Under the Plan, the holders of Priority Claims in Class 1 are unimpaired and are deemed to have accepted the Plan. The holders of Non-Lender Secured Claims in Class 2, Lender Claims in Class 3, General Unsecured Claims in Class 4A, and Litigation Unsecured Claims in Class 4B, will receive a distribution, are impaired, and shall be entitled to vote to accept or reject the Plan. Securities Litigation Claims in Class 4C, Subordinated Claims in Class 4D and holders of Equity Interests in Class 5 are not expected to receive a distribution of value under the Plan, and, thus, are deemed to have rejected the Plan and will not vote on the Plan.**

The bankruptcy court may also confirm a chapter 11 plan even though fewer than all classes of impaired claims and equity interests accept the Plan. For a chapter 11 plan to be confirmed despite its rejection by a class of impaired claims or equity interests, the proponent of the plan must show, among other things, that the plan does not "discriminate unfairly" and that the plan is "fair and equitable" with respect to each impaired class of claims or equity interests that has not accepted the plan. *See* Section VI — "Confirmation and Consummation Procedure."

Under section 1129(b) of the Bankruptcy Code, a plan is "fair and equitable" as to a rejecting class of claims or equity interests if, among other things, the plan provides: (a) with respect to secured claims, that each such holder will receive or retain on account of its claim property that has a value, as of the effective date of the plan, in an amount equal to the allowed amount of such claim or such other treatment as accepted by the holder of such claim; and (b) with respect to unsecured claims and equity interests, that the holder of any claim or equity interest that is junior to the claims or equity interests of such class will not receive on account of such junior claim or equity interest any property at all unless the senior class is paid in full.

A plan does not "discriminate unfairly" against a rejecting class of claims or equity interests if (a) the relative value of the recovery of such class under the plan does not differ materially from that of any class (or classes) of similarly situated claims or equity interests, and (b) no senior class of claims or equity interests is to receive more than 100% of the amount of the claims or equity interests in such class. **The Plan Proponents believe that the Plan has been structured so that it will satisfy the foregoing requirements as to any rejecting class of Claims or Equity Interests (other than with respect to Class 3, which consists of the Lender Claims), and can therefore be confirmed despite any such a rejection by any Class other than Class 3.**

II. OVERVIEW OF THE PLAN

A. Means for Implementing the Plan

The central component of the Plan is the compromise and settlement of any and all claims and causes of action as of the Effective Date by and among the Prepetition Lenders and the Agent, on the one hand, and the Debtors, the Subsidiaries that are not Debtors and the Committee (and all of its members), on the other hand (the "Plan Settlement"), subject to the occurrence of the Effective Date. Additionally, the Plan contemplates the liquidation of all remaining Assets of the Debtors for the benefit of holders of allowed Claims in accordance with the Plan including, without limitation, the prosecution of Avoidance Actions and Estate Causes of Action.

The Plan is the product of extensive arms' length negotiations between the Plan Proponents and the Agent (on behalf of the Prepetition Lenders) to maximize recoveries to the Debtors' creditors and provides for a fair allocation of the Debtors' remaining Assets as a consequence of the Shaw Transaction. The Plan effectuates this goal by substantively consolidating the numerous Debtor entities and implementing the Plan Settlement, which embodies the global settlement negotiated by and among the Committee, the Debtors and the Agent (on behalf of Prepetition Lenders). The Plan provides for full payment of all Administrative Claims and Priority Claims in accordance with the provisions of the Bankruptcy Code, as well as for the cancellation of all of the existing Equity Interests in, and the discharge of all Claims against, the Debtors.

1. Substantive Consolidation

Except as otherwise provided in the Plan, on and subject to the Effective Date, all assets and liabilities of the Debtors shall be substantively consolidated for voting and distribution purposes under the Plan. Accordingly, for such purposes, (i) all intercompany claims by and among the Debtors shall be eliminated, (ii) all Assets and liabilities of the Debtors other than IT Group shall be merged or treated as though they were merged into and with the Assets and liabilities of IT Group, (iii) all guarantees of the Debtors of the obligations of any other Debtor and any joint or several liability of any of the Debtors will be deemed to be one obligation of the consolidated Debtors, (iv) all Equity Interests owned by any of the Debtors in any other Debtor shall be treated as though they were extinguished, and (v) each and every Claim filed or to be filed in these Chapter 11 Cases against any of the Debtors shall be deemed filed against the consolidated Debtors, and shall be deemed one Claim against the consolidated Debtors. Moreover, all claims based upon guarantees of collection, payment or performance of any obligation of the Debtors made by any Subsidiary which is not a Debtor and all claims against any such Subsidiary for which any of the Debtors are jointly and severally liable, in each case which arise prior to the Effective Date, shall be discharged, released, extinguished and of no further force and effect.

a. General Description

Generally, substantive consolidation of the estates of multiple debtors in a bankruptcy case effectively combines the assets and liabilities of the multiple debtors for certain purposes under a plan. The effect of consolidation is the pooling of the assets of, and claims against, the consolidated debtors; satisfying liabilities from a common fund; and combining the creditors of the debtors for purposes of voting on chapter 11 plans. There is no statutory authority specifically authorizing substantive consolidation. The authority of a bankruptcy court to order substantive consolidation is derived from its general equitable powers under Bankruptcy Code section 105(a), which provides that the court may issue orders necessary to carry out the provisions of the Bankruptcy Code. Nor are there statutorily prescribed standards for substantive consolidation. Instead, judicially developed standards control whether substantive consolidation should be granted in any given case.

b. Legal Standards for Substantive Consolidation

The propriety of substantive consolidation must be evaluated on a case by case basis. In deciding whether to consolidate, in the past courts relied on the presence or absence of certain "elements" that are similar to factors relevant to piercing the corporate veil under applicable state law. More recent cases, however, while not ignoring these elements, have applied a less mechanical approach. Thus, the extensive list of elements and factors frequently cited and relied upon by some courts in determining the propriety of substantive consolidation are variations of two critical factors, namely (1) whether creditors dealt with the entities as a single economic unit and did not rely on their separate identity in extending credit, or (2) whether the affairs of the debtors are so entangled that consolidation will benefit all creditors. Under the so called Eastgroup test,[1] which is an equitable test, a proponent of substantive consolidation must show that (1) there is substantial identity between the entities sought to be consolidated and (2) that consolidation is necessary to avoid some harm or realize some benefit. Once the proponent of substantive consolidation makes this showing, a presumption arises that creditors have not relied solely on the credit of one of the entities involved, and the burden shifts to an objecting creditor to show that (1) it has relied on the separate credit of one of the entities to be consolidated and (2) it will be prejudiced by substantive consolidation.

Regardless of which of the two similar but not identical tests are utilized for determining the propriety of substantive consolidation, the "elements" enumerated in earlier cases remain relevant, but not necessarily dispositive, as to whether substantive consolidation should be granted. These elements include:

(i) the degree of difficulty in segregating and ascertaining the individual assets and liabilities of the entities to be consolidated;

(ii) the presence or absence of consolidated financial statements among the entities to be consolidated;

(iii) the commingling of assets and business functions among the entities to be consolidated;

(iv) the unity of interests and ownership among the various entities;

(v) the existence of parent and intercorporate guarantees on loans to the various entities; and

(vi) the transfer of assets to and from the various entities without formal observance of corporate formalities.

c. Substantive Consolidation is Warranted

The Plan recognizes that substantive consolidation in some form is warranted in light of the criteria established by the courts in ruling on the propriety of substantive consolidation in other cases. The Committee has analyzed the necessity for substantive consolidation in the Chapter 11 Cases. Based upon the complexity and nature of the Debtors' Assets sold to Shaw as part of the Shaw Transaction (including valuation issues associated therewith) and the scope of the liens and security interests of the Prepetition Lenders asserted with respect thereto, the Committee believes that substantive consolidation is in the best interests of the Debtors, their Estates and

---

1 Eastgroup Properties v. Southern Motel Assoc., Ltd., 935 F.2d 245, 249 (11th Cir. 1991).

creditors. As noted in the Liquidation Analysis annexed hereto as Exhibit D, the Plan Proponents believe that the Plan's proposed substantive consolidation is fair and equitable and appropriate under the circumstances because, among other things:

(i) The operations, business functions and financial records of the Debtors were substantially commingled, such that the assets and liabilities of the Debtors' Estates are intertwined;

(ii) A separate winding down of the Debtors' Estates would entail the segregation of the commingled Assets and liabilities. The exercise of disentangling the prior transactions of the individual Debtor entities, even if it could be accomplished, would be an unproductive and inequitable task that would be harmful to creditors due to the prohibitive costs and resultant delays associated with such a task;

(iii) Substantive consolidation will maximize the overall return to holders of Allowed Claims because it will avoid and eliminate the significant administrative costs and expenses that otherwise would be associated with the difficult and potentially impossible task of liquidating each of the Debtors' Estates separately.

Accordingly, on or as of the Effective Date or as soon as reasonably practicable thereafter, any or all of the Debtors (other than IT Group) and Subsidiaries of the Debtors may, at the sole option of the Plan Proponents (with the consent of the Agent), be (a) merged into one or more of the Debtors or (b) dissolved; provided, however, that if the Litigation Trust succeeds to all of the Debtors' Assets in lieu of Reorganized IT Group, all of the Debtors (other than IT Group) shall merge into IT Group on or as soon as practicable after the Effective Date and IT Group shall be immediately dissolved. Upon the occurrence of any such merger, all Assets of the merged entities shall be transferred to and become the Assets of the surviving entity, and all liabilities of the merged entities, except to the extent discharged, released or extinguished pursuant to the Plan and the Confirmation Order, shall be assumed by and shall become the liabilities of the surviving entity, with such liabilities of the surviving entity to be treated as provided in the Plan. All mergers and dissolutions shall be effective as of the Effective Date[2] pursuant to the Confirmation Order without any further action by the stockholders or directors of any of the Debtors, unless applicable law requires otherwise. Following the Effective Date and upon the occurrence of such mergers and dissolutions, Reorganized IT Group or the Litigation Trust Trustee (if applicable) shall move for a final decree to close the chapter 11 case relating to each merged and/or dissolved entity. Reorganized IT Group shall be dissolved when it has made the Distributions, if any, required to be made by it under the Plan.

2. **Plan Settlement**

Pursuant to section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019 and subject to the occurrence of the Effective Date, entry of the Confirmation Order shall constitute approval of a compromise and settlement of all Causes of Action as of the Effective Date by and between the Agent and the Prepetition Lenders, on the one hand, and the Debtors, the Subsidiaries that are not Debtors, and the Committee (and all of its members), on the other hand, pursuant to which, and upon the occurrence of the Effective Date, (a) the Lender Claims shall be deemed Allowed in full as provided in Section 4.1(c) of the Plan, (b) the Committee Lawsuit shall be dismissed with prejudice, (c) any and all claims and Causes of Action of the Debtors (and their Estates), the Subsidiaries that are not Debtors, and the Committee (and all of its members) against the Agent and/or the Prepetition Lenders as of the Effective Date shall be forever waived, discharged, released and enjoined, (d) the holders of Allowed Lender Claims shall receive the treatment accorded such Claims pursuant to the Plan in complete satisfaction thereof, including, without limitation, any subordination or other provisions in respect of the Old Notes, the holders thereof or the Indenture Trustee, and (e) any right to a Distribution on account of any deficiency Claim, Unsecured Claim or Administrative Claim (other than any Claims under the Plan or for the reimbursement of all reasonable fees and expenses of the Agent incurred through the date on which the Committee is dissolved in accordance with the Plan,

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2 Because the Debtor entity Wehran New York, Inc. ("Wehran"), may be subject to purchase by an interested party after the Effective Date, any merger or dissolution of Wehran shall occur, if at all, sixty (60) days after the Effective Date provided that consummation of any sale of Wehran is not pending as of such date.

which claims shall remain in effect and shall be treated and paid as Administrative Claims in accordance with the Plan without the need to file any Administrative Claim pursuant to the Administrative Bar Date or otherwise comply with Section 5.1 of the Plan) by the holders of the Lender Claims shall be forever waived, discharged, released and enjoined, which Claims shall be deemed satisfied in full by the treatment accorded the Lender Claims in Section 4.1(c) of the Plan. Subject to the occurrence of the Effective Date, entry of the Confirmation Order shall constitute approval of the Plan Settlement and authorize the parties to take all actions that are necessary or appropriate to implement and give effect to the Plan Settlement.

Pursuant to the Plan Settlement and subject to the occurrence of the Effective Date, each holder of an Allowed Lender Claim shall receive under the Plan in full and complete satisfaction of such Claim, its Pro Rata Share of: (i) 87.5% of the Available Proceeds, (ii) 90% of the Shaw Stock, (iii) 20% of Avoidance Action Recoveries, and (iv) 75% of the first $10,000,000 of Estate Cause of Action Recoveries and 50% of Estate Cause of Action Recoveries thereafter. In the event that holders of Allowed Lender Claims receive distributions from Reorganized IT Group after the Effective Date, the cumulative distributions from IT Group and Reorganized IT Group to a holder of an Allowed Lender Claim shall not exceed the amount of such holder's Allowed Lender Claim. Pursuant to the Plan Settlement and subject to the occurrence of the Effective Date, each holder of an Allowed General Unsecured Claim shall receive under the Plan in full and complete satisfaction of its Allowed General Unsecured Claim, its Pro Rata Share of: (i) 12.5% of the Available Proceeds, (ii) the net proceeds from the sale or other disposition of 10% of the Shaw Stock in accordance with the Plan, (iii) 80% of Avoidance Action Recoveries, and (iv) 25% of the first $10,000,000 of Estate Cause of Action Recoveries and 50% of Estate Cause of Action Recoveries thereafter. In the event that holders of Allowed General Unsecured Claims receive distributions from Reorganized IT Group after the Effective Date, the cumulative distributions from IT Group and Reorganized IT Group to a holder of an Allowed General Unsecured Claim shall not exceed the amount of such holder's Allowed General Unsecured Claim.

With respect to holders of Litigation Unsecured Claims, each Litigation Unsecured Claim shall be liquidated pursuant to the Plan ADR. To the extent any such Claim becomes an Allowed Litigation Unsecured Claim as provided in the Plan ADR, the holder of such Claim shall receive its Pro Rata Share of the Distributions to holders of Allowed General Unsecured Claims, described above. To the extent any Allowed Litigation Unsecured Claim is an Insured Claim, the amount of its Allowed Litigation Unsecured Claim shall be reduced by the amount of insurance proceeds, if any, to pay such Claim, and the Pro Rata Share with respect to such Allowed Litigation Unsecured Claim shall be determined based upon such reduced amount. In the event that holders of Allowed Litigation Unsecured Claims receive distributions from Reorganized IT Group after the Effective Date, the cumulative distributions from IT Group and Reorganized IT Group to a holder of an Allowed Litigation Unsecured Claim shall not exceed the amount of such holder's Allowed Litigation Unsecured Claim. With respect to holders of Allowed Securities Litigation Claims, in accordance with section 510(b) of the Bankruptcy Code, an Allowed Securities Litigation Claim shall be subordinated to all senior classes; accordingly, each holder of an Allowed Securities Litigation Claim is not expected to receive any distribution of value on account of such Allowed Securities Litigation Claim. With respect to Allowed Subordinated Claims, each holder of an Allowed Subordinated Claim is not expected to receive any distribution of value on account of such Allowed Subordinated Claim.

With respect to holders of Equity Interests in the Debtors, all Equity Interests in IT Group shall be canceled, annulled and extinguished and one share of New Common Stock shall be issued to the Plan Administrator, who shall hold such share for the benefit of the holders of such former Equity Interests consistent with their former economic entitlements; provided, however, that no such share of New Common Stock shall be issued if IT Group is dissolved effective as of the Effective Date. Other than such beneficial interest (which shall be non-transferable), each holder of an Equity Interest in IT Group shall neither receive nor retain any property or interest in property under the Plan on account of such Equity Interest. All Equity Interests in all of the other Debtors shall be canceled, annulled and extinguished when such Debtors are dissolved or merged out of existence in accordance with the Plan, and no distribution of any property shall be made with respect to such Equity Interests. In the event Reorganized IT Group is dissolved after the Effective Date, the New Common Stock outstanding after the Effective Date shall be canceled on the date Reorganized IT Group is so dissolved.

3. Reorganized IT Group and The Litigation Trust Alternative

Under the Plan, the Plan Proponents and the Agent may choose to retain Estate Causes of Action, the Avoidance Actions and the Debtors' remaining non-cash assets in Reorganized IT group (or the respective debtor entity) to be liquidated or, alternatively, transfer some or all of such assets to the Litigation Trust.

Under the first option, any or all of the Debtors (other than IT Group) and Subsidiaries of the Debtors may, at the sole option of the Plan Proponents (with the consent of the Agent), be merged into one or more of the Debtors or dissolved. In such event, all of the Debtors' Assets that are not otherwise distributed or transferred to the Litigation Trust (except to the extent otherwise expressly provided in the Plan) will vest in Reorganized IT Group, or, if applicable, the respective reorganized Debtor.

Under the second option (which may be elected in combination with the first option), the Estate Causes of Action, the Avoidance Actions and some or all of the Debtors' remaining Assets will vest in the Litigation Trust to be liquidated and distributed to holders of Allowed Claims in accordance with the Plan and the Litigation Trust Agreement. In the event that all of the Debtors' remaining Assets are transferred to the Litigation Trust, all of the Debtor entities will be merged or dissolved as of the Effective Date or as soon as practicable thereafter (except to the extent otherwise expressly provided in the Plan).

a. Reorganized IT Group

In the event some or all of the Debtors' remaining Assets are retained by Reorganized IT Group, management of Reorganized IT Group will be directed by the Plan Administrator, subject to the supervision of the Oversight Committee. The Plan contemplates that AlixPartners (or such other Person as selected by the Committee and the Agent) will serve as the Plan Administrator. The Plan Administrator will be responsible for, among other things, (i) implementing and administering the Plan, (ii) making Distributions in accordance with the Plan, (iii) managing the post-Effective Date affairs of Reorganized IT Group, and (iv) prosecuting the Estate Causes of Action in accordance with the Plan and subject to the supervision of the Oversight Committee (unless such actions are transferred to the Litigation Trust). The Plan also contemplates that AlixPartners will serve as the Chief Litigation Officer of Reorganized IT Group and will be responsible for prosecuting the Avoidance Actions in accordance with the Plan and subject to the supervision of the Committee Designees (unless such actions are transferred to the Litigation Trust). To fund the reasonable costs and expenses of administration and implementation of the Plan, including prosecution of Estate Causes of Action and Avoidance Actions, the Plan establishes an Administrative Reserve in the amount of $1,500,000 from Cash on hand in the Estates as of the Effective Date. To the extent the Administrative Reserve is insufficient to cover the reasonable costs and expenses of administration and implementation of the Plan post-Effective Date, an Administrative Surcharge may be imposed on Estate Cause of Action Recoveries and Avoidance Action Recoveries in accordance with the Plan to pay such costs and expenses.

b. The Litigation Trust Alternative

In the event some or all of the Debtors' remaining Assets are to be transferred to the Litigation Trust, the Litigation Trust Agreement will be executed and will govern the Litigation Trust. The Debtors will transfer the Litigation Trust Assets (which may include, without limitation, the Avoidance Actions, the Avoidance Action Recoveries, the Estate Causes of Action, the Estate Cause of Action Recoveries, and any assets the sale, disposition or collection of which, after the Effective Date, would give rise to Available Proceeds) to the Litigation Trust for the benefit of the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims in accordance with Section 7.10(I) of the Plan (the "Litigation Trust Alternative"). In such event, in lieu of having a continuing right under the Plan against Reorganized IT Group to receive a portion of any proceeds from the assets transferred to the Litigation Trust, the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims will receive a beneficial interest in the Litigation Trust entitling them to share in the proceeds of such assets on the same relative basis as described in Section II.B. below.

The Litigation Trust will be governed and administered by the Litigation Trust Trustee, subject to the supervision of the Oversight Committee (or, in the case of the prosecution, settlement or other disposition of Avoidance Actions, the supervision of the Committee Designees) in each case, as provided under the Plan and the Litigation Trust Agreement. The Litigation Trust Trustee will be responsible for all decisions and duties with respect to the Litigation Trust and the Litigation Trust Assets, including, without limitation, (i) holding, managing, selling and distributing the Litigation Trust Assets to the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims, (ii) holding the Litigation Trust Assets for the benefit of the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims, (iii) holding, managing, selling and distributing Cash or non-Cash Litigation Trust Assets obtained through the exercise of its power and authority, (iv) prosecuting and resolving, in the names of the Debtors and/or the name of the Litigation Trust Trustee, the Avoidance Actions and the Estate Causes of Action, (v) performing such other functions as are provided in the Plan, and (vi) administering the closure of the Chapter 11 Cases. Like Reorganized IT Group, the Litigation Trust may fund its reasonable costs and expenses of administration from the Administrative Reserve and/or from imposing an Administrative Surcharge on the Estate Cause of Action Recoveries and Avoidance Action Recoveries.

If and to the extent the Litigation Trust Agreement so provides, the Litigation Trust Trustee will (a) be authorized to exercise all powers regarding the Debtors' tax matters, including filing tax returns, to the same extent as if the Litigation Trust Trustee were the debtor-in-possession, (b) complete and file the Debtors' federal, state and local tax returns, (c) request an expedited determination of any unpaid tax liability of the Debtors under section 505(b) of the Bankruptcy Code for all tax periods of the Debtors ending after the Commencement Date though the liquidation of the Debtors as determined under applicable tax laws, to the extent not previously requested, and (d) represent the interest and account of the Debtors before any taxing authority in all matters, including, but not limited to, any action, suit, proceeding, or audit.

The Litigation Trust Trustee may invest Cash (including any earnings thereon or proceeds therefrom) as permitted by section 345 of the Bankruptcy Code; provided, however, that such investments are investments permitted to be made by a liquidating trust within the meaning of Treasury Regulation section 301.7701-4(d), as reflected therein, or under applicable IRS guidelines, rulings, or other controlling authorities.

The Litigation Trust Trustee will be entitled to reasonable compensation in an amount consistent with that of similar functionaries in similar types of bankruptcy proceedings.

The Litigation Trust Trustee will distribute at least annually and in accordance with the Litigation Trust Agreement, beginning on the Effective Date or as soon thereafter as is practicable, the Litigation Trust Assets on hand (including any Cash received from the Debtors on the Effective Date, and treating as Cash for this purpose any permitted investments), except such amounts (i) as are reasonably necessary to meet contingent liabilities and to maintain the value of the Litigation Trust Assets during liquidation, (ii) to pay reasonable expenses (including, but not limited to, any taxes imposed on the Litigation Trust or in respect of the Litigation Trust Assets), and (iii) to satisfy other liabilities incurred by the Litigation Trust in accordance with the Plan or the Litigation Trust Agreement.

The Litigation Trust Trustee may retain and reasonably compensate counsel and other professionals to assist in its duties as Litigation Trust Trustee on such terms as the Litigation Trust Trustee deems appropriate without Bankruptcy Court approval. The Litigation Trust Trustee may retain any professional who represented parties in interest in the Chapter 11 Cases.

The beneficial interests in the Litigation Trust will not be certificated, except as otherwise provided in the Litigation Trust Agreement. The issuance of the beneficial interests in the Litigation Trust satisfies the requirements of section 1145 of the Bankruptcy Code and, therefore, such issuance is exempt from registration under the Securities Act of 1933, as amended, and any state or local law requiring registration.

The Plan provides that, for all federal income tax purposes, all parties (including, without limitation, the Debtors, the Litigation Trust Trustee, the holders of Lender Claims, the holders of General Unsecured Claims and the holders of Litigation Unsecured Claims) will treat the transfer of the Litigation Trust Assets to the Litigation Trust for the benefit of the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims, whether Allowed on or after the Effective Date, as (a) a transfer of the Litigation Trust Assets directly to the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims in satisfaction of such Claims (and in the case of Contested Unsecured Claims, the Contested Unsecured Claims Reserve) followed by (b) the transfer by such holders to the Litigation Trust of the

Litigation Trust Assets in exchange for beneficial interests in the Litigation Trust. Accordingly, the holders of such Claims will be treated for federal income tax purposes as the grantors and owners of their respective shares of the Litigation Trust Assets, and the Litigation Trust Trustee will file federal income tax returns for the Litigation Trust as a grantor trust. The Litigation Trust Trustee will also annually send to each record holder of a beneficial interest a separate statement setting forth the holder's share of items of income, gain, loss, deduction, or credit and will instruct all such holders to report such items on their federal income tax returns or to forward the appropriate information to the beneficial holders with instructions to report such items on their federal income tax returns.

Allocations of Litigation Trust taxable income will be determined by reference to the manner in which an amount of cash equal to such taxable income would be distributed (without regard to any restrictions on distributions described herein) if, immediately prior to such deemed distribution, the Litigation Trust had distributed all of its other assets (valued for this purpose at their tax book value) to the holders of the Litigation Trust interests (including the Contested Unsecured Claims Reserve), taking into account all prior and concurrent distributions from the Litigation Trust. Similarly, taxable loss of the Litigation Trust will be allocated by reference to the manner in which an economic loss would be borne immediately after a liquidating distribution of the remaining Litigation Trust Assets. The tax book value of the Litigation Trust Assets for this purpose will equal their fair market value on the Effective Date, adjusted in accordance with tax accounting principles prescribed by the Internal Revenue Code, the regulations and another applicable administrative and judicial authorities and pronouncements.

As soon as possible after the Effective Date, the Litigation Trust Trustee will make a good faith valuation of the Litigation Trust Assets. Such valuation will be made available from time to time, to the extent relevant, and used consistently by all parties (including, without limitation, the Debtors, the Litigation Trust Trustee, and the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims) for all federal income tax purposes.

The Litigation Trust Trustee may request an expedited determination of taxes of the Litigation Trust under section 505(b) of the Bankruptcy Code for all returns filed for, or on behalf of, the Litigation Trust for all taxable periods through the dissolution of the Litigation Trust.

The Litigation Trust Trustee and the Litigation Trust will be discharged or dissolved, as the case may be, at such time as (i) all Litigation Trust Assets have been liquidated, and (ii) all distributions required to be made by the Litigation Trust Trustee under the Plan have been made, but in no event will the Litigation Trust be dissolved later than five (5) years from the Effective Date unless the Bankruptcy Court, upon motion within the six (6) month period prior to the fifth (5th) anniversary (and, in the case of any extension, within six (6) months prior to the end of such extension), determines that a fixed period extension (not to exceed three (3) years, together with any prior extensions, without a favorable letter ruling from the IRS that any further extension would not adversely affect the status of the Litigation Trust as a liquidating trust for federal income tax purposes) is necessary to facilitate or complete the recovery and liquidation of the Litigation Trust Assets or the dissolution of the Debtors.

4. IT Environmental Liquidating Trust

Prior to the Petition Date, the Debtors, specifically IT Corporation, IT Lake Herman Road LLC and IT Vine Hill LLC, operated four hazardous waste Landfills in northern California known as the Panoche Facility, the Vine Hill Complex, the Montezuma Hills Facility, and the Benson Ridge Facility (the "Landfills"). These Landfills were used for the disposal of organic and inorganic wastes including wastes from the production or manufacturing of petroleum products, electronics equipment/components, pharmaceuticals, paints, metal finishing, food processing, contaminated soil remediation projects, and gas and geothermal power exploration. All four of the Landfills have received closure certification from the California Department of Toxic Substances Control ("DTSC"), and none of the Landfills have accepted waste in the past 15 years. The California Hazardous Waste Control Act ("CHWCA") imposes, among other things, closure and post-closure care requirements ("Environmental Operations"), including financial assurances (funding guarantees) which were the subject of a consent order between IT Corporation and the State of California in California v. International Technology Corp., No. 509105 (Super. Ct., June 27, 1989), as amended by stipulation, Sept. 30, 1999.

As outlined in Consent Order No. 509105, the Debtors obtained claims made and reported policies covering hazardous waste facilities to fund performance of the Environmental Operations. Specifically, IT

Corporation is the named insured on two post-closure policies, AIG Post-Closure Policy 4762403 and AIG Post-Closure Excess Policy 4760892 (the "Post-Closure Policies"), totaling $34,999,999, which have paid out approximately $5,500,000 to date. The coverage period under the Post-Closure Policies expires in 2029. The Bankruptcy Court approved construction of a groundwater collection trench at the Panoche Facility in 2002; the trench has since been certified as complete. Additionally, the Bankruptcy Court authorized a one-year master services agreement (the "Agreement") that has since been extended until April 30, 2004 for engineering and technical support to assist Environmental Operations not exceeding a total amount of $1,000,000. Shaw was retained to perform the engineering and technical support and is being compensated with funds from the Post-Closure Policies. While limits of liability for each facility under the Post-Closure Policies can be transferred from one policy to another, liability limits cannot be aggregated into only one facility. The Debtors, prior to the Chapter 11 filing, paid the insurance premiums for the Post-Closure Policies in full.

The remediation strategy for the Environmental Operations at the four landfills is based on containment of waste. Waste at each facility were consolidated and placed in a single location, or cell, on each property. In general, containment measures at each site consist of: 1) an engineered cap/cover and liner system to isolate the wastes, 2) a leachate collection and removal system, 3) a surface water control system, 4) a groundwater extraction or recovery system (i.e., wells, pumps, and pipelines leading to evaporation basins or ponds, 5) evaporation basins, and 6) slurry walls (except for Benson Ridge) to encircle waste cells and impede groundwater flow. All sites have restricted access with fencing with warning signs. The Vine Hill Complex has a water treatment plant (oil/water separator) to help remove contaminants from groundwater prior to discharge to the evaporation basins. The Vine Hill Complex and the Panoche Facility also have landfill gas collection systems consisting of carbon canisters that absorb volital organic compounds, and other contaminants from all or portions of the waste containment cells. Finally, groundwater-pumping systems are designed to keep groundwater levels within the slurry walls and landfill properties lower than the surrounding area, thereby inducing groundwater to flow toward the landfill rather than off-site properties.

Because the obligation to perform the Environmental Operations extends far into the future, the Debtors have agreed to establish the IT Environmental Liquidating Trust. The purposes of the IT Environmental Liquidating Trust are to perform the Environmental Operations and to liquidate and distribute the proceeds from the IT Environmental Liquidating Trust Assets in accordance with the IT Environmental Liquidating Trust Agreement.

Pursuant to the IT Environmental Liquidating Trust Agreement to be filed as a Plan Document, the Debtors will establish the IT Environmental Liquidating Trust by transferring, among other things, (i) $1,000,000 of the Debtors' Cash on hand as of the Effective Date, and (ii) the IT Environmental Liquidating Trust Assets, which consist of, among other things, the Debtors' interest in the Post-Closure Policies and all of Debtors' membership interests in certain limited liability companies that own the real property containing two of the Landfills.

The Committee and the Debtors intend to appoint Brian Fournier (or such other Person as selected by the Committee and the Debtors, provided that the DTSC does not object) to serve as the IT Environmental Liquidating Trustee. The IT Environmental Liquidating Trustee will administer the IT Environmental Liquidating Trust in accordance with the terms and conditions of the IT Environmental Liquidating Trust Agreement, the Plan, and the Confirmation Order, and will have those duties and powers set forth in the IT Environmental Liquidating Trust Agreement. Among such duties and powers are included, but not limited to, using funds derived from the Post Closure Policies to provide for post-closure management of the Landfills. The IT Environmental Liquidating Trustee may also coordinate development, lease and/or marketing of the Landfills to produce revenue for the purpose of ensuring that the IT Environmental Liquidating Trust is sufficiently funded, and to pursue contribution or cost-recovery efforts or prosecute claims against third parties liable or potentially liable for closure at the Landfills.

The IT Environmental Liquidating Trustee is authorized to retain the services of attorneys, accountants, consultants, and other agents, in the business judgment of the IT Environmental Liquidating Trustee, to assist and advise the IT Environmental Liquidating Trustee in the performance of his/her duties under the Plan and the IT Environmental Liquidating Trust Agreement. In addition to reimbursement of reasonable, actual and necessary out-of-pocket expenses incurred, the IT Environmental Liquidating Trustee is entitled to reasonable compensation and benefits that will be payable in the ordinary course of business and not subject to Bankruptcy Court approval. The IT Environmental Liquidating Trust Agreement will set forth the amounts of reasonable compensation and benefits that will be paid to the IT Environmental Liquidating Trustee.

The IT Environmental Liquidating Trust will be (i) established and administered pursuant to the law of California and (ii) subject to the jurisdiction of the Northern District of California. Nothing in the Plan or in the IT Environmental Liquidating Trust Agreement, or in negotiations leading to the agreement, are to be construed as a waiver of the sovereign immunity of DTSC, the State of California, or any subdivision thereof.

At the termination of the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee is authorized and directed to designate one or more charitable organizations which are qualified under Section 501(c)(3) of the Internal Revenue Code and unrelated to the IT Environmental Liquidating Trustee as the remainder beneficiaries of the IT Environmental Liquidating Trust. During the term of the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trust will be a reporting entity for federal income tax purposes under Subpart A of Subchapter J of the Internal Revenue Code.

By agreeing to establish the IT Environmental Liquidating Trust, the Debtors avoid incurring potential fines and penalties for alleged violations of state and federal environmental laws and regulations.

5. <u>Oversight Committee</u>

On the Effective Date, the Oversight Committee shall be formed, which committee shall consist of four (4) members, two selected by the Committee and two selected by the Agent on behalf of the Prepetition Lenders. The Oversight Committee shall oversee the administration and implementation of the Plan and the liquidation and distribution of the Debtors' Assets in accordance with the Plan. Oversight Committee decisions shall be made with the approval of at least three (3) members. The Oversight Committee shall have the following rights, obligations and duties:

(a) Approve the Plan Administrator's selection of, as well as the terms governing the engagement of, professionals to be engaged by the Plan Administrator on behalf of Reorganized IT Group, or, if applicable, the Litigation Trust, who may have been previously engaged by the Debtors, the Committee and/or the Agent, and establish retainer terms, conditions and budgets;

(b) Decide whether, when, and in what amounts Distributions should be made, and to direct Reorganized IT Group or, if applicable, the Litigation Trust (subject to the provisions of the Litigation Trust Agreement), to make a Distribution;

(c) Oversee the Plan Administrator's administration and implementation of the Plan and the liquidation of the Assets in accordance with the Plan;

(d) Oversee, review and guide the Plan Administrator on performance of its duties, and its activities proposed and underway, as often as is necessary and appropriate to implement the Plan;

(e) Appear in Bankruptcy Court;

(f) Seek an order terminating an Oversight Committee member and approving a replacement selected in a manner consistent with the original selection of such Oversight Committee Member in the event the other members of the Oversight Committee determine there is cause to do so;

(g) Articulate the Oversight Committee's position in the event the Plan Administrator, the Disbursing Agent or the Chief Litigation Officer brings a dispute with the Oversight Committee to the Bankruptcy Court for resolution, or the Oversight Committee concludes it should bring a dispute with the Plan Administrator, Disbursing Agent or the Chief Litigation Officer to the Bankruptcy Court for resolution; and

(h) Direct the pursuit and settlement of Estate Causes of Action.

Each Oversight Committee member shall be paid in accordance with the Oversight Committee Compensation, as disclosed at or prior to the Confirmation Hearing and agreed to by the Committee and the Agent. Any disputes between and among the Oversight Committee, its members, Reorganized IT Group, or, if applicable, the Litigation Trust, the Plan Administrator, and/or the Chief Litigation Officer shall be resolved by the Bankruptcy Court, and the Plan Administrator shall bring any such dispute to the Bankruptcy Court for resolution if so requested in writing by any of such parties.

Subject to any applicable law, the members of the Oversight Committee will not be liable for any act done or omitted by any member in such capacity, while acting in good faith and in the exercise of business judgment. Members of the Oversight Committee will not be liable in any event except for gross negligence or willful misconduct in the performance of their duties.

Except as otherwise set forth in the Plan and to the extent permitted by applicable law, the members of the Oversight Committee in the performance of their duties (the "Indemnified OC Parties") shall be defended, held harmless and indemnified from time to time by Reorganized IT Group or, to the extent such duties relate to the Litigation Trust, the Litigation Trust, (and not any other Person) against any and all losses, Claims, costs, expenses and liabilities to which such Indemnified OC Parties may be subject by reason of such Indemnified OC Party's execution of duties pursuant to the discretion, power and authority conferred on such Indemnified OC Party by the Plan or the Confirmation Order; provided, however, that the indemnification obligations arising pursuant to Section 7.7 of the Plan shall not indemnify the Indemnified OC Parties for any actions taken by such Indemnified OC Parties which constitute fraud, gross negligence or intentional breach of the Plan, or the Confirmation Order. Satisfaction of any obligation of Reorganized IT Group or, if applicable, the Litigation Trust, arising pursuant to the terms of Section 7.7 of the Plan shall be payable only from the assets of Reorganized IT Group, or, if applicable, the Litigation Trust, including, if available, any insurance maintained by Reorganized IT Group or, if applicable, the Litigation Trust. The indemnification provisions described herein shall remain available to and be binding upon any future members of the Oversight Committee or the estate of any decedent and shall survive dissolution of Reorganized IT Group.

6. Plan Administrator

Upon the occurrence of the Effective Date, the management, control, and operation of Reorganized IT Group shall be the general responsibility of the Plan Administrator, subject to the supervision and direction of the Oversight Committee as provided under the Plan.

Notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, from and after the Effective Date all Avoidance Actions may be compromised and settled by the Plan Administrator according to the following procedures:

a. Subject to subsection (b) below, the following settlements or compromises of Estate Causes of Action do not require the review or approval of the Bankruptcy Court:

(i) The settlement or compromise of an Estate Cause of Action where the amount of recovery sought in any demand or adversary proceeding is $250,000 or less; and

(ii) The settlement or compromise of an Estate Cause of Action where the difference between the amount of the recovery sought in any demand or adversary proceeding and the amount of the proposed settlement is $250,000 or less; and

b. The following settlements or compromises shall be submitted to the Bankruptcy Court for approval:

(i) Any settlement or compromise not described in subsection (a) above; and

(ii) Any settlement or compromise of an Estate Cause of Action that involves an "insider," as defined in section 101(31) of the Bankruptcy Code.

With the consent of the Oversight Committee, the Plan Administrator may prosecute or decline to prosecute any Estate Causes of Action, in the exercise of the Plan Administrator's business judgment, subject to the provisions of the Plan. With the consent of the Oversight Committee, the Plan Administrator may settle, release, sell, assign, or otherwise transfer or compromise any Estate Causes of Action, in the exercise of the Plan Administrator's business judgment, subject to the provisions of the Plan, including subsection (a) of Section 7.8 of the Plan.

With the consent of the Oversight Committee, the Plan Administrator may retain the services of attorneys, accountants, consultants, and other agents, in the business judgment of the Plan Administrator, to assist and advise the Plan Administrator in the performance of its duties under the Plan.

The Plan Administrator may bring any dispute concerning the performance of its duties for resolution by the Bankruptcy Court and its reasonable fees and expenses (including attorneys' fees) in connection therewith shall be paid by Reorganized IT Group or, to the extent such dispute involves its duties as co-trustee of the Litigation Trust, the Litigation Trust. Compensation for the Plan Administrator shall be agreed to by the Committee and the Agent and disclosed at or prior to the Confirmation Hearing, and is subject to approval by the Bankruptcy Court.

Subject to any applicable law, the Plan Administrator will not be liable for any act done or omitted by the Plan Administrator in the performance of its duties while acting in good faith and in the exercise of business judgment. The Plan Administrator will not be liable in any event except for gross negligence or willful misconduct in the performance of its duties.

Except as otherwise set forth in the Plan and to the extent permitted by applicable law, the Plan Administrator and any attorneys, accountants, consultants, and other agents retained by the Plan Administrator in the performance of its duties (the "Indemnified PA Parties") shall be defended, held harmless and indemnified from time to time by Reorganized IT Group or, to the extent performed in furtherance of the Plan Administrator's duties as co-trustee of the Litigation Trust, the Litigation Trust, (and not any other Person) against any and all losses, claims, costs, expenses and liabilities to which such Indemnified PA Parties may be subject by reason of such Indemnified PA Party's execution of duties pursuant to the discretion, power and authority conferred on such Indemnified PA Party by the Plan or the Confirmation Order; provided, however, that the indemnification obligations arising pursuant to Section 7.8 of the Plan shall not indemnify the Indemnified PA Parties for any actions taken by such Indemnified PA Parties which constitute fraud, gross negligence or intentional breach of the Plan, or the Confirmation Order. Satisfaction of any obligation of Reorganized IT Group or, if applicable, the Litigation Trust, arising pursuant to the terms of Section 7.8 of the Plan shall be payable only from the assets of Reorganized IT Group or, if applicable, the Litigation Trust, including, if available, any insurance maintained by Reorganized IT Group or, if applicable, the Litigation Trust. The indemnification provisions described herein shall remain available to and be binding upon any future Plan Administrator or the estate of any decedent and shall survive dissolution of Reorganized IT Group.

7. **Chief Litigation Officer**

As of the Effective Date, the Chief Litigation Officer shall be appointed to prosecute the Avoidance Actions. With the consent of the Committee Designees, the Chief Litigation Officer may prosecute or decline to prosecute the Avoidance Actions, in the exercise of the Chief Litigation Officer's business judgment, subject to the provisions of the Plan. With the consent of the Committee Designees, the Chief Litigation Officer may settle, release, sell, assign, or otherwise transfer or compromise the Avoidance Actions, in the exercise of the Chief Litigation Officer's business judgment, subject to the provisions of the Plan, including subsection (a) of Section 7.9 of the Plan.

Notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, from and after the Effective Date all Avoidance Actions may be compromised and settled by the Chief Litigation Officer according to the following procedures:

a. Subject to subsection (b) below, the following settlements or compromises of Avoidance Actions do not require the review or approval of the Bankruptcy Court:

(i) The settlement or compromise of an Avoidance Action where the amount of recovery sought in any demand or adversary proceeding is $250,000 or less; and

(ii) The settlement or compromise of an Avoidance Action where the difference between the amount of the recovery sought in any demand or adversary proceeding and the amount of the proposed settlement is $250,000 or less; and

b. The following settlements or compromises shall be submitted to the Bankruptcy Court for approval:

(i) Any settlement or compromise not described in subsection (a) above; and

(ii) Any settlement or compromise of an Avoidance Action that involves an "insider," as defined in section 101(31) of the Bankruptcy Code.

With the consent of the Committee Designees, and in consultation with the Agent, the Chief Litigation Officer may retain the services of attorneys, accountants, consultants, and other agents, in the business judgment of the Chief Litigation Officer, to assist and advise the Chief Litigation Officer in the performance of its duties under the Plan.

The Chief Litigation Officer may bring any dispute concerning the performance of its duties for resolution by the Bankruptcy Court and its reasonable fees and expenses (including attorneys' fees) in connection therewith shall be paid by Reorganized IT Group or, to the extent such dispute involves its duties as co-trustee of the Litigation Trust, the Litigation Trust. Compensation for the Chief Litigation Officer shall be agreed to by the Committee (in consultation with the Agent) and disclosed at or prior to the Confirmation Hearing, and is subject to approval by the Bankruptcy Court.

Subject to any applicable law, the Chief Litigation Officer will not be liable for any act done or omitted by the Chief Litigation Officer in the performance of its duties while acting in good faith and in the exercise of business judgment. The Chief Litigation Officer will not be liable in any event except for gross negligence or willful misconduct in the performance of its duties.

Except as otherwise set forth in the Plan and to the extent permitted by applicable law, the Chief Litigation Officer and any attorneys, accountants, consultants, and other agents retained by the Chief Litigation Officer in the performance of its duties (the "Indemnified CLO Parties") shall be defended, held harmless and indemnified from time to time by Reorganized IT Group or, to the extent performed in furtherance of the Chief Litigation Officer's duties as co-trustee of the Litigation Trust, the Litigation Trust, (and not any other Person) against any and all losses, claims, costs, expenses and liabilities to which such Indemnified CLO Parties may be subject by reason of such Indemnified CLO Party's execution of duties pursuant to the discretion, power and authority conferred on such Indemnified CLO Party by the Plan or the Confirmation Order; provided, however, that the indemnification obligations arising pursuant to Section 7.9 of the Plan shall not indemnify the Indemnified CLO Parties for any actions taken by such Indemnified CLO Parties which constitute fraud, gross negligence or intentional breach of the Plan, or the Confirmation Order. Satisfaction of any obligation of Reorganized IT Group or, if applicable, the Litigation Trust, arising pursuant to the terms of Section 7.9 of the Plan shall be payable only from the assets of Reorganized IT Group, or, if applicable, the Litigation Trust, including, if available, any insurance maintained by Reorganized IT Group or, if applicable, the Litigation Trust. The indemnification provisions described herein shall remain available to and be binding upon any future Chief Litigation Officer or the estate of any decedent and shall survive dissolution of Reorganized IT Group.

8. Treatment of Claims and Equity Interests

The Plan designates eight (8) classes of Claims against and Equity Interests in the Debtors as follows: Priority Claims, Non-Lender Secured Claims, Lender Claims, General Unsecured Claims, Litigation Unsecured Claims, Securities Litigation Claims, Subordinated Claims and Equity Interests.

The Plan places the Non-Lender Secured Claims (Class 2) and the Lender Claims (Class 3) each into a separate class for purposes of voting and receiving distributions under the Plan. The Non-Lender Secured Claims are impaired and shall be treated in accordance with the requirements of section 1129(b) of the Bankruptcy Code. The Lender Claims are impaired and shall be treated in accordance with the terms of the Plan Settlement. The Plan separates unsecured Claims, placing General Unsecured Claims (Class 4A), Litigation Unsecured Claims (Class 4B), Securities Litigation Claims (Class 4C) and Subordinated Claims (Class 4D) each into a separate class for purposes of voting and receiving Distributions under the Plan. The General Unsecured Claims are impaired and shall be paid in accordance with the Plan Settlement. The Litigation Unsecured Claims are impaired and will be liquidated and satisfied pursuant to the Plan ADR (as defined below). The Securities Litigation Claims and Subordinated Claims are impaired and shall be subordinated to all senior classes. Accordingly, holders of Securities Litigation Claims and Subordinated Claims are not expected to receive any distribution of value on account of such Claims. Equity Interests (Class 5) in IT Group will be canceled, annulled and extinguished and one share of New Common Stock will be issued to the Plan Administrator, who will hold such share for the benefit of the holders of such former Equity Interests consistent with their former economic entitlements; provided, however, that no such share of New Common Stock will be issued if IT Group is dissolved effective as of the Effective Date. Holders of Equity Interests are not expected to receive a distribution of value under the Plan.

Litigation Unsecured Claims include the holders of any Environmental Unsecured Claims, Tort Unsecured Claims and any other Unsecured Claim, except Securities Litigation Claims and Subordinated Claims, against any Debtor asserted in any court, tribunal or proceeding. Because such Claims are generally not liquidated in amount, and because the Bankruptcy Court may not have jurisdiction to liquidate certain of these Claims, the Plan employs an alternative dispute resolution procedure (the "Plan ADR," to be filed as a Plan Document) for the liquidation and payment of Litigation Unsecured Claims. Under the Plan ADR, each Litigation Unsecured Claim will be channeled into a process designed to economically resolve such Claim. If the Litigation Unsecured Claim is not liquidated at the end of this process, the holder of such Claim may then obtain relief from the Bankruptcy Court to pursue the Claim in an appropriate non-bankruptcy forum. *See* Section V.A.3. – "Summary of the Plan – Classification and Treatment of Claims and Equity Interests – Classified Claims," below.

B. Summary of Classification and Treatment Under the Plan

The following table provides a summary of the classification and treatment under the Plan of all Claims and Equity Interests and is intended only to highlight information contained elsewhere in this Disclosure Statement. The summary is qualified in its entirety by the more detailed information in the Plan, the Exhibits hereto and thereto, and the other documents referenced herein. The Administrative Claims and Tax Claims shown below constitute the Committee's estimate of the amount of such Claims to be paid in Cash on the Effective Date, based upon a substantively consolidated estate and taking into account amounts paid or projected to be paid prior to that date. The total amount of Allowed Non-Lender Secured Claims, Allowed Lender Claims, Allowed General Unsecured Claims, Allowed Litigation Unsecured Claims, Allowed Securities Litigation Claims and Allowed Subordinated Claims shown below reflects the Committee's current estimate, based upon the Debtors' schedules, books and records, and the informed opinion of the Committee's financial advisors and other professionals, of the likely amount of such Claims, after the resolution by settlement or litigation of Claims that the Committee believes are subject to disallowance or reduction. However, because no assurances can be provided regarding the amount of Claims that will ultimately be disallowed or reduced, distributions under the Plan to certain classes of Claims may differ substantially from the projected ultimate recoveries reflected below. Reference should be made to the entire Disclosure Statement and to the Plan for a complete description of the classification and treatment of Claims.

1. Classified Claims and Interests Against the Debtors[3]

Class 1. Priority Claims	Unimpaired. Each holder of an Allowed Priority Claim shall be unimpaired under the Plan and such Allowed Priority Claims shall either be paid in full in Cash on the Effective Date or, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights of each holder of an Allowed Priority Claim in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and the holders of such Allowed Priority Claims shall be paid in full in accordance with such reinstated rights, provided that payment may be made by the Litigation Trust rather than Reorganized IT Group, to the extent the Litigation Trust succeeds to the Debtors' Assets in lieu of Reorganized IT Group.
Total Estimated Allowed Claims:	$ 0 [4] Estimated Recovery: 100.0 % of Allowed Claim
Class 2. Non-Lender Secured Claims	Impaired. Each holder of an Allowed Non-Lender Secured Claim shall be impaired under the Plan and, pursuant to section 1129(b) of the Bankruptcy Code, shall, at the election of the Plan Proponents, Reorganized IT Group or the Litigation Trust Trustee (as applicable) in consultation with the Agent, receive one of the following treatment options: (i) each holder of an Allowed Non-Lender Secured Claim shall retain its liens securing its Allowed Non-Lender Secured Claim and receive on account of its Allowed Non-Lender Secured Claim deferred cash payments having a present value on the Effective Date equal to the amount of its Allowed Non-Lender Secured Claim, (ii) each holder of an Allowed Non-Lender Secured Claim shall realize the "indubitable equivalent" of its Allowed Non-Lender Secured Claim, (iii) the property securing the Allowed Non-Lender Secured Claim shall be sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds as provided in clause (i) or (ii) of this subparagraph or (iv) if such Allowed Non-Lender Secured Claim is subject to a valid right of recoupment or setoff, such Claim shall be setoff to the extent of the amount subject to setoff in accordance with sections 506(a) and 553 of the Bankruptcy Code.
Total Estimated Allowed Claims:	$1,500,000 Estimated Recovery: 100.0 % of Allowed Claim

[3] This table is only a summary of the classification and treatment of Claims and Equity Interests under the Plan. The estimates contained in this table were prepared by AlixPartners. Reference should be made to the entire Disclosure Statement and the Plan for a complete description of such classification and treatment.

[4] The plaintiffs in the adversary proceeding, Accardi, et al., v. IT Corporation, et al., (02-05486) (MFW), described in Section IV.G.8. hereof, filed a claim in the approximate amount of $2 million, which they allege is entitled to priority status. After reviewing the Claim, however, the Plan Proponents believe the Claim does not represent a Priority Claim and will be disallowed.

Class 3. Lender Claims	Impaired. In accordance with the Plan Settlement, the Lender Claims shall be Allowed in full under the Plan and each holder of an Allowed Lender Claim shall receive on the Effective Date and on any applicable Distribution Date thereafter, in full and complete satisfaction of such Claim, its Pro Rata Share of (i) 87.5% of the Available Proceeds, (ii) 90% of the Shaw Stock, (iii) 20% of Avoidance Action Recoveries, and (iv) 75% of the first $10,000,000 of Estate Cause of Action Recoveries and 50% of Estate Cause of Action Recoveries thereafter.
Total Estimated Allowed Claims:	$502,291,000 Estimated Recovery: 10.9% of Allowed Claim
Class 4A. General Unsecured Claims	Impaired. In accordance with the Plan Settlement, each holder of an Allowed General Unsecured Claim shall receive on the applicable Distribution Date on account of its Allowed General Unsecured Claim, its Pro Rata Share of (i) 12.5% of the Available Proceeds, (ii) the net proceeds from the sale or other disposition of 10% of the Shaw Stock in accordance with the Plan, (iii) 80% of Avoidance Action Recoveries, and (iv) 25% of the first $10,000,000 of Estate Cause of Action Recoveries and 50% of Estate Cause of Action Recoveries thereafter.
Total Estimated Allowed Claims:	$485,000,000 Estimated Recovery: 1.4% of Allowed Claim
Class 4B. Litigation Unsecured Claims	Impaired. Each Litigation Unsecured Claim shall be liquidated pursuant to the Plan ADR. To the extent any such Claim becomes an Allowed Litigation Unsecured Claim as provided in the Plan ADR, the holder of such Claim shall receive on any applicable Distribution Date on account of its Allowed Litigation Unsecured Claim, its Pro Rata Share of the Distributions to holders of Allowed General Unsecured Claims as provided in Section 4.1(d) of the Plan. To the extent any Allowed Litigation Unsecured Claim is an Insured Claim, the amount of its Allowed Litigation Unsecured Claim shall be reduced by the amount of insurance proceeds, if any, to pay such Claim, and the Pro Rata Share with respect to such Allowed Litigation Unsecured Claim shall be determined based upon such reduced amount.
Total Estimated Allowed Claims:	$45,183,090 Estimated Recovery: 1.4 % of Allowed Claim

Class 4C. Securities Litigation Claims	Impaired. In accordance with section 510(b) of the Bankruptcy Code, an Allowed Securities Litigation Claim shall be subordinated to all senior classes; accordingly, each holder of an Allowed Securities Litigation Claim is not expected to receive or retain any Distribution or consideration on account of such Allowed Securities Litigation Claim.
Total Estimated Allowed Claims:	$ 0 Estimated Recovery: 0 % of Allowed Claim
Class 4D. Subordinated Claims	Impaired. Each holder of an Allowed Subordinated Claim is not expected to receive or retain any Distribution or consideration on account of such Allowed Subordinated Claim.
Total Estimated Allowed Claims:	$ 0 Estimated Recovery: 0 % of Allowed Claim
Class 5. Equity Interests	Impaired. On the Effective Date, all Equity Interests in IT Group shall be canceled, annulled and extinguished and one share of New Common Stock shall be issued to the Plan Administrator, who shall hold such share for the benefit of the holders of such former Equity Interests consistent with their former economic entitlements; provided, however, that no such share of New Common Stock shall be issued if IT Group is dissolved effective as of the Effective Date. Other than such beneficial interest (which shall be non-transferable), each holder of an Equity Interest in IT Group shall neither receive nor retain any property or interest in property under the Plan on account of such Equity Interest. All Equity Interests in all of the other Debtors shall be canceled, annulled and extinguished when such Debtors are dissolved or merged out of existence in accordance with Section 7.3 of the Plan, and no distribution of any property shall be made with respect to such Equity Interests. On or promptly after the Effective Date, Reorganized IT Group shall file with the SEC a Form 15 for the purpose of terminating the registration of any of its publicly traded securities. In the event Reorganized IT Group is dissolved after the Effective Date in accordance with Section 7.3 of the Plan, the New Common Stock of Reorganized IT Group outstanding after the Effective Date shall be canceled on the date Reorganized IT Group is so dissolved.
Total Estimated Recovery:	$ 0

2. Unclassified Claims Against the Debtors

As provided in section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Tax Claims shall not be classified for purposes of voting or receiving distributions under the Plan. Rather, all such Claims shall be treated separately as unclassified Claims on the terms set forth in Article V of the Plan.

Administrative Claims[5]	On the applicable Distribution Date, each holder of an Allowed Administrative Claim shall receive (i) the amount of such holder's Allowed Claim in one Cash payment, or (ii) such other treatment as may be agreed upon in writing by Reorganized IT Group or, if applicable, the Litigation Trust Trustee, and such holder; provided, that an Administrative Claim representing a liability incurred in the ordinary course of business of the Debtors may be paid at Reorganized IT Group's or, if applicable, the Litigation Trust Trustee's, election in the ordinary course of business.
Total Estimated Allowed Claims:	$1,100,000 Estimated Recovery: 100% of Allowed Claim
Tax Claims	At the election of the Debtors or, on or after the Effective Date, Reorganized IT Group or, if applicable, the Litigation Trust Trustee, each holder of an Allowed Tax Claim shall receive in full satisfaction of such holder's Allowed Tax Claim, (a) the amount of such holder's Allowed Tax Claim, with Post-Confirmation Interest thereon, in equal annual Cash payments on each anniversary of the Effective Date, until the sixth anniversary of the date of assessment of such Tax Claim (provided that the Disbursing Agent may prepay the balance of any such Allowed Tax Claim at any time without penalty); (b) a lesser amount in one Cash payment as may be agreed upon in writing by such holder and Reorganized IT Group or, if applicable, the Litigation Trust Trustee; or (c) such other treatment as may be agreed upon in writing by such holder and Reorganized IT Group or, if applicable, the Litigation Trust Trustee.
Total Estimated Allowed Claims:	$2,000,000 Estimated Recovery: 100% of Allowed Claim

3. Distributions to Classes of Creditors Pursuant to the Plan

Pursuant to the Plan, Reorganized IT Group or, if applicable, the Litigation Trust Trustee, will be acting as the Disbursing Agent with respect to Distributions to holders of Allowed Claims. The Plan provides that the Disbursing Agent shall make all Distributions required under the Plan including costs, expenses, and professional fees that are permitted to be deducted from the amounts that would otherwise be available for Distribution. Any Distribution to be made pursuant to the Plan (other than a Distribution pursuant to the provisions of the Litigation Trust Agreement) shall be deemed to have been timely made if made within ten (10) days after the time specified in the Plan. Whenever any Distribution to be made under the Plan shall be due on a day other than a Business Day, such Distribution shall instead be made, without interest, on the immediately succeeding Business Day, but shall be deemed to have been made on the date due. A Distribution will be allocated to the principal amount of a Claim (as

[5] The Administrative Claims category includes the estimated amount of those Claims which will be paid as of the Effective Date.

determined for federal income tax purposes) first and then, to the extent the Distribution exceeds the principal amount of the Claim, to the portion of the Claim representing accrued but unpaid interest.

Pursuant to the Plan, all Cash necessary for the Disbursing Agent to make payments and Distributions shall be obtained from existing Cash balances, and the disposition of and realization on the Assets pursuant to the Plan. Furthermore, checks issued in respect of Allowed Claims shall be null and void if not negotiated within one hundred and eighty (180) days after the date of issuance thereof. Requests for reissuance of any check shall be made directly to the Disbursing Agent by the holder of the Allowed Claim with respect to which such check originally was issued. All Claims in respect of void checks shall be discharged and forever barred and such unclaimed Distributions shall revert to Reorganized IT Group or, if applicable, the Litigation Trust.

Following confirmation of the Plan, the Plan will become effective (as such term is used in section 1129 of the Bankruptcy Code) on a date selected by the Plan Proponents (in consultation with the Agent) which is not later than thirty (30) days after the conditions precedent to the effectiveness of the Plan specified in Section 9.2 of the Plan have been satisfied or waived. For purposes of this Disclosure Statement, the Plan Proponents have assumed that the Effective Date will be on or before April 5, 2004. Of course, there can be no certainty that the Effective Date will occur by such date, and the satisfaction of certain of the conditions to the occurrence of the Effective Date is beyond the control of the Plan Proponents.

4. Powers and Duties of the Disbursing Agent

Pursuant to the terms and provisions of the Plan, the Disbursing Agent shall be empowered and directed to (a) take all steps and execute all instruments and documents necessary to make Distributions to holders of Allowed Claims; (b) make Distributions contemplated by the Plan; (c) comply with the Plan and the obligations thereunder; (d) employ, retain, or replace professionals to represent it with respect to its responsibilities; (e) object to Claims as specified in Article VIII of the Plan and prosecute such objections; (f) compromise and settle any issue or dispute regarding the amount, validity, priority, treatment, or Allowance of any Claim as provided in Article VIII of the Plan; (g) make such periodic reports regarding the status of Distributions under the Plan to the holders of Allowed Claims as requested by the Oversight Committee; and (h) exercise such other powers as may be vested in the Disbursing Agent pursuant to the Plan.

Pursuant to the terms and provisions of the Plan, the Disbursing Agent shall on each Distribution Date, make the required Distributions specified under the Plan. To the extent all or a portion of a Contested Claim becomes an Allowed Claim subsequent to the Effective Date, the Disbursing Agent shall distribute to the holder of such Contested Claim the applicable Distribution on the Distribution Date immediately following the date such Contested Claim becomes an Allowed Claim.

Except as otherwise provided below, the Disbursing Agent, together with its officers, directors, employees, agents, and representatives, are exculpated by all Persons, holders of Claims and Equity Interests, and all other parties in interest, from any and all Causes of Action, and other assertions of liability (including breach of fiduciary duty) arising out of the discharge of the powers and duties conferred upon the Disbursing Agent by the Plan, any Final Order of the Bankruptcy Court entered pursuant to or in the furtherance of the Plan, or applicable law, except solely for actions or omissions arising out of the Disbursing Agent's willful misconduct or gross negligence. No holder of a Claim or an Equity Interest, or representative thereof, shall have or pursue any claim or cause of action against the Disbursing Agent or its officers, directors, employees, agents, and representatives for making payments or Distributions in accordance with the Plan. Nothing set forth above shall preclude or impair any holder of an Allowed Claim from bringing an action in the Bankruptcy Court to compel the making of Distributions contemplated by the Plan on account of such Allowed Claim.

III. HISTORY OF THE DEBTORS AND COMMENCEMENT OF THE CHAPTER 11 CASES

The discussion below briefly describes the Debtors and their businesses as they existed on the Petition Date.

A. Description of the Company's Business Operations

Formerly International Technology Corporation, IT Group and its affiliates (collectively, the "Company")[6] based in Monroeville, Pennsylvania, provided engineering, construction, and facilities management, including property and equipment decontamination and decommissioning, as well as bioremediation and remedial design, construction of containment systems, recovery and treatment systems and soil washing. Contracts from the U.S. government generated 50% of the Company's sales.

As of September 28, 2001, the Company reported total assets of approximately $1.3 billion, including goodwill of $0.5 billion and total liabilities of approximately $1.1 billion. As of the Petition Date, the Company had over 80 domestic offices and over 10 international offices.

1. Operations

As of the Petition Date, the Company's operations were comprised of six divisions or business lines:

Government Services. The Government Services business line provided engineering and construction services to U.S. federal government agencies such as the Department of Defense, Department of Energy, Environmental Protection Agency and the National Aeronautics and Space Administration. Services were provided in three market areas: (1) Hazardous, Toxic and Radiological Waste, which focused on the cleanup of environmental "legacy" sites in order to restore them to productive use; (2) Outsourced Services, which managed large, mission-essential military and aerospace facilities and offered design, building and renovation services; and (3) Civil Works, which executed major infrastructure projects focused largely on the restoration of U.S. water-sheds, such as the Florida Everglades.

Commercial Services. The Commercial Services business line provided turnkey engineering and construction services to private-sector clients and state and local government agencies. The Company's Consulting and Technology business line provided specialized consulting services in environmental health and safety compliance, risk and cost allocation determination, chemical management planning, product registration, due diligence support and strategic environmental planning.

Solid Waste. The Solid Waste business line provided turnkey services, which comprised complete life cycle management of solid waste, employing capabilities that ranged from site investigation through landfill design and construction to post-closure operations and maintenance or redevelopment.

Transportation and Telecommunication. The Transportation and Telecommunication business line provided consulting, engineering and design, serving the infrastructure development needs of the transportation, land development, energy and telecommunications industries through the Company's W&H Pacific subsidiary.

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8 The term "Company" as used herein includes approximately 92 direct and indirect Subsidiaries of IT Group as well as approximately 43 limited liability companies and joint ventures in which the Debtors hold an interest. Many of these entities (the "Non-filing Entities"), including all joint ventures and all but one of the foreign entities, have not commenced chapter 11 cases and, thus, are not Debtors in these Chapter 11 Cases.

Real Estate Restoration. The Real Estate Restoration business line provided integrated solutions for environmentally impaired property assets using the Company's real estate, environmental, legal, financial and insurance expertise. The Company also acquired and redeveloped environmentally impaired properties to achieve their highest values, while mitigating risks through the use of innovative risk management programs.

International. The International business line provided comprehensive environmental and infrastructure services to multinational and foreign-based clients, to bring together the development, engineering-procurement- construction and operation capabilities.

2. Competition

As of the Petition Date, the Debtors competed with a diverse array of small and large organizations, including national or regional environmental management firms, national, regional and local architectural, engineering and construction firms, environmental management divisions or subsidiaries of international engineering, construction and systems companies, as well as waste generators that had developed in-house capabilities. Increased competition, combined with changes in client procurement procedures, resulted in, among other things lower contract margins, more fixed-price or unit-price contracts, and contract terms that increasingly required the indemnification of clients against damages or injuries to third parties and property, and environmental fines and penalties. Further, the entry of large systems contractors and international engineering and construction firms into the environmental services industry had increased competition for major federal government contracts and programs, which had been the Debtors' primary source of revenue in recent years.

3. Employees

As of the Petition Date, the Debtors' workforce consisted of approximately 6,400 full-time employees and approximately 390 part-time employees. Following consummation of the Shaw Transaction, the Debtors had sixteen full and part time employees.

The Debtors' current Chief Operating Officer is Harry J. Soose, Jr., who has held the position of the Chief Operating Officer of IT Group since May 2002. Mr. Soose also served as the Chief Financial Officer, a position held since August 1999. Mr. Soose started with IT Group in 1991 holding various operational finance and accounting positions. Prior to joining IT Group, Mr. Soose was employed with a real estate and home building company and before that with an international conglomerate with interests in transportation, manufacturing and the engineering and construction industries. Mr. Soose has a Bachelor of Science majoring in accounting and an MBA from Duquesne University and is a Certified Management Accountant and a Certified Public Accountant.

4. Board of Directors of IT Group

As of the Petition Date, the Debtors' board of directors was comprised of the following directors:

Francis J. Harvey
James C. Mcgill
Richard W. Pogue
Charles W. Schmidt
Daniel A. D'Aniello
Philip B. Dolan
E. Martin Gibson
Robert F. Pugliese
James David Watkins

5. Properties

Prior to the Petition Date, the Debtors owned or leased property domestically at 154 sites in 38 states and the District of Columbia, and internationally at 18 principal sites located primarily in Canada and Australia. Excluding discontinued operations, the Debtors owned approximately 73 acres and leased approximately 2.1 million square feet of property for various uses, including regional and project offices, technology and process development laboratories, field remediation support service facilities, and corporate offices.

Additionally, the Debtors owned approximately 2,800 acres related to discontinued operations, principally in Northern California, of which approximately 900 acres were used for hazardous waste disposal facilities and approximately 1,900 were adjacent to those facilities, but were never used for waste disposal.

6. The Prepetition Credit Facility and Subordinated Notes

As of the Petition Date, IT Group and certain of its Subsidiaries were parties to that certain Credit Agreement dated as of February 25, 1998, as amended and restated as of June 11, 1998 and further amended and restated as of March 7, 2000 (together with the other documentation executed in connection therewith and amendments thereto, the "Prepetition Credit Facility") with the lender parties thereto (the "Prepetition Lenders") and Citicorp USA, Inc. (the "Agent"), as administrative agent, Fleet National Bank ("Fleet") as documentation agent, and the institutions listed therein as Co-Agents. The obligations under the Prepetition Credit Facility are guaranteed by various Subsidiaries of IT Group (such subsidiaries, collectively, the "Subsidiary Guarantors").

Under the Prepetition Credit Facility, the Prepetition Lenders provided the Debtors with revolving and term loan credit facilities and other financial accommodations. The aggregate obligations to the Prepetition Lenders outstanding as of the Petition Date were approximately $502 million in principal amount, plus interest thereon and fees and expenses incurred in connection therewith as provided in the Prepetition Credit Facility. Under the Prepetition Credit Facility, IT Group and certain of the other Debtors party thereto granted security interests in certain assets of the Debtors.

In addition to the Company's secured obligations pursuant to the Prepetition Credit Facility, IT Group also had issued $225 million of 11¼ % senior subordinated notes due 2009 (the "Old 11¼% Notes"). The Old 11¼% Notes are unsecured and IT Group's obligations thereunder are guaranteed on a joint and several basis by substantially all of the Company's wholly-owned domestic Subsidiaries. Separately, IT Group has outstanding $32 million of 8% subordinated notes (the "Old 8% Notes" and collectively with the Old 11¼% Notes, the "Old Notes"). The Old 8% Notes are obligations that IT Group acquired as part of the merger with OHM Corporation in 1998. The Old Notes are pari passu with each other and subordinated to all obligations with respect to the Prepetition Credit Facility and subordinated to the Prepetition Credit Facility.

B. Events Preceding the Commencement of the Chapter 11 Cases

Commencing in 1997, the Company embarked on an aggressive acquisition and diversification strategy pursuant to which the Company acquired eleven firms representing aggregate annual revenues of more than $1 billion. The Company undertook this strategy with the expectation that it would be able to take advantage of economies of scale with these new but related businesses and by integrating them into one shared services firm, reducing overhead, and simultaneously maximizing revenues. To fund the cash needs directly related to these acquisitions, IT Group entered into the Prepetition Credit Facility, issued the Old 11¼% Notes in 1999, and increased availability under the Prepetition Credit Facility by $100 million in March 2000. The Company expected that this growth strategy would create short-term negative cash flow following each acquisition, but also expected that once the acquired business was assimilated into the Company, the newly assimilated business line would become cash-flow positive.

The assimilation of the acquired businesses did not result in significant economies of scale or in a significant increase in revenues, as expected. Among other things, this, combined with declines in the construction business, and a recessionary economy, which led many commercial clients to slow spending in non-core operating areas, caused the Company to begin experiencing negative revenue growth and liquidity problems in the second quarter of 2001. Consequently, in the third quarter of 2001, the Company had fully drawn the cash available under the Prepetition Credit Facility.

The Company's financial situation was further complicated by the terrorism attacks of September 11, 2001, which distracted the Company's largest client, the federal government, slowing project progress. Additionally, in early October 2001, the Company announced sharply reduced earnings, which in turn raised concerns regarding the Company's financial health. The effect of this announcement slowed the Company's ability to book new business and further exacerbated the Company's cash flow problems. Thus, by the end of November and early December

2001, the Company was unable to timely pay all of its trade payables when due. As a consequence, many of the Company's vendors and subcontractors delayed and even stopped work on certain of the Company's projects.

To address these problems, in the fourth quarter of 2001, the Company expanded efforts to reduce debt and expense levels, and offered for sale certain assets and businesses. Despite these efforts, the Company continued to experience severe liquidity problems and in late December, the Company embarked on an aggressive strategy under which it sought alternative financing, strategic mergers and a sale of substantially all of the Company. In that regard, the Company solicited traditional and nontraditional lenders regarding possible interim and long-term financing and entered into substantive discussions with possible strategic partners and buyers regarding potential transactions involving the sale of all or part of the Company's assets.

These efforts resulted in the Company negotiating and entering into a letter of intent with Shaw regarding a transaction pursuant to which Shaw would acquire substantially all of the Company's assets, as set forth more fully in Section IV.E of this Disclosure Statement. Accordingly, the Company commenced these Chapter 11 Cases to, among other things, effect through Bankruptcy Code section 363, a sale of substantially all of its assets to Shaw or an alternative bidder.

IV. THE CHAPTER 11 CASES

A. Commencement of the Chapter 11 Cases

On January 16, 2002, the Debtors commenced their Chapter 11 Cases by each filing voluntary petitions for protection under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware, the Honorable Mary Walrath, United States Bankruptcy Judge, presiding. The Chapter 11 Cases are being jointly administered under Case No. 02-10118 (MFW).

B. Continuation of Business After the Petition Date

Since the Petition Date, the Debtors have continued in the possession of their Assets as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. The Debtors have sought Bankruptcy Court approval for all transactions that were outside the ordinary course of the Debtors' businesses, such as the employment of attorneys and accountants, and the sale of substantially all of their assets through the Shaw Transaction, described below.

1. Employee Matters

Of particular importance to the Debtors' efforts to facilitate the Shaw Transaction, was their ability to maintain business relationships and the continued support and cooperation of their employees. Accordingly, the Debtors sought and, by orders dated January 17, 2002, January 28, 2002, and February 13, 2002 obtained, Bankruptcy Court authority to: (a) meet all prepetition employee obligations, including payment of: (i) unpaid prepetition wages, fees, salaries, bonuses (including without limitation, performance and other incentive bonuses), commissions and royalties, (ii) earned, but unpaid, paid time off,[7] such as paid vacation and sick days, (iii) workers' compensation claims arising before the Petition Date; (iv) reimbursable business expenses incurred before the Petition Date; and (v) employee benefit claims arising before the Petition Date (including, without limitation, medical, executive medical, dental, vision, prescription drug, COBRA, life insurance, accidental death and dismemberment, supplemental life insurance, business travel accident insurance, long and short term disability, disability salary continuance, employee assistance plan, educational reimbursement, flexible spending plans, candidate referral program, scholarship plan, employee 401(k) plan withholdings and payments pursuant to garnishment orders and miscellaneous other benefits; (b) pay any and all local, state and federal withholding and payroll-related taxes relating to prepetition and postpetition periods, including but not limited to, all withholding taxes, Social Security taxes and Medicare taxes; and (c) continue postpetition certain of the employee benefit plans

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7 The Bankruptcy Court Order specifically excluded any "cash payout" of paid time off, but authorized the Debtors to honor paid time off to pay employees for days on which they did not work.

and programs in effect immediately prior to the filing of these Chapter 11 Cases. In addition, the Bankruptcy Court authorized and directed each of the banks in which the Debtors maintained a bank account to honor all prepetition and postpetition checks related to such prepetition obligations to employees provided that sufficient funds were on deposit in the applicable banks to cover such payments.

2. Maintenance of Utility Services

The Debtors sought and obtained an order dated March 8, 2002 from the Bankruptcy Court, determining that the Debtors' past history of prompt payments and demonstrated ability to pay future utility bills in connection with their utility services would constitute adequate assurance of future performance pursuant to section 366(b) of the Bankruptcy Code. The Bankruptcy Court, in its order, prohibited utility companies from altering, refusing or discontinuing service on the basis of the commencement of these Chapter 11 Cases or on account of any unpaid invoice provided prior to the Petition Date. The order was without prejudice to the right of a utility company to request from the Debtors additional adequate assurance within 45 days of the service of the order. The Bankruptcy Court also authorized the Debtors to pay their utilities in accordance with their prepetition practices and to pay any prepetition amounts owed in the ordinary course of business.

3. Relationships with Critical Trade Vendors and Suppliers

As with any service-oriented enterprise, it was essential to the Debtors' success, as well as the consummation of the Shaw Transaction, that its operations be provided with equipment and support services, and that it maintain certain appropriate levels of inventory and supplies. Accordingly, in order to maintain an amicable relationship with the Debtors' most critical vendors and suppliers during these Chapter 11 Cases and maximize the value of assets in connection with the Shaw Transaction, the Debtors sought approval to pay the prepetition claims of certain critical trade vendors, suppliers, service providers and others providing goods and support services (each a "Critical Trade Creditor"). The payment of these prepetition claims was deemed necessary to preserve the value of the Debtors' business, the underlying projects and their ongoing business, and to ease the administrative burden on the Debtors' Estates.

The Bankruptcy Court, by order dated March 15, 2002, authorized the Debtors to pay the prepetition claims of certain Critical Trade Creditors, with the consent of the Committee, and the DIP Lender, in an amount not exceeding $41,000,000. Pursuant to the Bankruptcy Court's order, if any Critical Trade Creditor who accepted such payment failed to continue to provide trade credit through either the consummation of the Shaw Transaction or a plan of reorganization, the payment would be deemed to be an improper postpetition transfer and, therefore, would be recoverable by the Debtors in cash upon written request. Furthermore, upon recovery by the Debtors or the Committee, any such prepetition claims would be reinstated as if the payment had not been made.

4. Authorization to Continue the Use of Existing Bank Accounts, Business Forms and Cash Management System

As of the Petition Date, the Debtors maintained, in the ordinary course of business more than 250 domestic bank accounts located in various states through which the Company managed cash receipts and disbursements for the Debtors' entire corporate enterprise (collectively, the "Domestic Bank Accounts"). Additionally, certain Debtors and certain non-debtor affiliates of the Debtors had accounts in banks in twelve foreign countries (collectively, the "Foreign Bank Accounts" and together with the Domestic Bank Accounts, the "Bank Accounts"). Prior to the Petition Date, the Debtors routinely deposited, withdrew and otherwise transferred funds to, from and among the Bank Accounts by various methods, including check, wire transfer, automated clearing house transfer and electronic funds transfer. The Debtors completed thousands of transactions per month through the Bank Accounts maintained at financially stable banking institutions with FDIC or FSLIC insurance, or other appropriate deposit insurance. Such transactions were part of an established cash management system that the Debtors needed to maintain in order to ensure smooth collections and disbursements in the ordinary course. Adopting new, segmented cash management systems would be expensive, would create unnecessary administrative burdens, and would be disruptive to the Debtors' business operations. Because, the United States Trustee guidelines mandate that the Debtors change their business forms including, but not limited to letterheads, purchase orders, and invoices the Debtors sought and obtained an order dated March 26, 2002 permitting the Debtors to maintain their existing Bank Accounts, Cash Management System, and Business Forms. Further, the Court authorized and directed the Debtors' banks to honor all checks, drafts, wires and automated clearinghouse transfers to the extent sufficient funds were available.

5. **Waiver of Investment and Deposit Requirements**

As of the Petition Date, the Debtors maintained seven investment accounts (the "Investment Accounts") that received excess funds from various of the Domestic Bank Accounts. The remainder of the Bank Accounts contained zero or minimal operating balances and were not invested overnight. The Debtors believed that their use of the overwhelming majority of the Investment Accounts conformed with approved investment practices identified in section 345 of the Bankruptcy Code, and that all deposits and investment into the Investment Accounts and other Bank Accounts were safe, prudent and designed to yield the maximum reasonable net return on the funds invested, while preserving the principal. However, out of an abundance of caution, the Debtors sought and obtained an order, dated March 26, 2002, authorizing the Debtors to deviate from the approved investment practices established under section 345 of the Bankruptcy Code to the extent that such deposits do not conform with such approved investment practices.

6. **Authorization to Pay Certain Prepetition Sales, Use and Other Taxes**

As of the Petition Date, the Debtors, in the ordinary course of their businesses, incurred various tax liabilities, including, among others, sales and use taxes. The Debtors sought and obtained orders, dated January 28, 2002 and February 13, 2002, authorizing the Debtors to pay certain taxing authorities such sales and use taxes and other taxes in the ordinary course.

7. **Authorization to Pay Prepetition Insurance and Surety Bond Premium Financing Obligations**

As of the Petition Date, as part of their integrated cash management system, the Debtors financed the payment of premiums on certain insurance policies. The financed insurance policies included both property liability insurance and pollution liability insurance. If the Debtors did not pay installments on the premium finance agreements, the amount of the unearned premium would decline, eventually leaving the finance company unsecured. Absent such authority to make payments, the Debtors believed that the finance companies would seek modification of the automatic stay to cancel the policies which would be expensive and disastrous for the Debtors as they were obligated to maintain insurance coverage. Accordingly, the Debtors sought and obtained authority by orders, dated January 28, 2002 and February 13, 2002, to continue making payments to finance the premiums of certain insurance policies and surety bonds in the ordinary course.

8. **Authorization to Pay Certain Prepetition Shipping Charges**

As of the Petition Date, the Debtors paid certain commercial common carriers (the "Shippers") to transport goods and equipment to the Debtors' various job sites throughout the United States and the world (the "Shipping Charges"). These Shipping Charges were generally not paid in advance, but rather were paid by invoice for shipping services previously rendered. The Debtors believed that should the Shipping Charges not be paid on a timely basis, the Shippers may refuse to perform additional services. Because locating replacement Shippers would be difficult, if not impossible, and cost prohibitive, the Debtors sought and obtained orders, dated January 28, 2002, and February 13, 2002, authorizing the Debtors to pay the Shipping Charges as were deemed necessary or appropriate in the ordinary course in order to obtain and/or ensure the transport, delivery or release of the Debtors' goods and equipment held by such Shippers and to satisfy any liens held by such Shippers in respect of such goods. In return, the Shippers were required to continue to provide services to the Debtors during the pendency of these Chapter 11 Cases on the same terms as existed prior to the Petition Date.

9. **Authorization to Pay Certain Contractors in Satisfaction of Perfected or Potential Mechanic's or Similar Liens or Interests in the Ordinary Course of Business**

As of the Petition Date, in the ordinary course of the Debtors' business, the Debtors employed a number of mechanics, tradespersons and subcontractors (the "Subcontractors") to perform a variety of services that would give rise to a right to payment that might be secured by a mechanics', materialmen's or other similar liens. The Debtors called upon these Subcontractors on a daily basis to render their services at many job sites throughout the United States. The services provided by these Subcontractors were necessary to the Debtors' ability to perform the services for which the Debtors were engaged and, therefore, these services were deemed critical to the going-forward operation of the Debtors' businesses and the consummation of the Shaw Transaction. If the Debtors continued in non-payment of amounts owed to Subcontractors, certain Subcontractors would have refused to perform ongoing services for the Debtors with the potential result that the Debtors might be unable to complete their obligations under contract, adversely impacting the Debtors' businesses and the enterprise value of the Debtors' Estates. Accordingly, the Debtors sought and obtained an order, dated March 13, 2002, authorizing the Debtors to pay and discharge the prepetition claims (the "Subcontractor Claims") of the Subcontractors to the extent that such Subcontractor Claims have given or could give rise to liens or other interests against the Debtors' property or the property of the Debtors' clients, regardless of whether such Subcontractors had already perfected their interests. Such payments were restricted to Subcontractor Claims for which the Subcontractor had perfected one or more liens or interests in respect of such claim or, in the Debtors' judgment, was either presently capable of perfection or capable of perfection in the future. Despite the payment of such claims, the Debtors' rights regarding the extent, validity, perfection or possible avoidance of any liens or interests were fully reserved.

10. <u>Authorization to Pay Prepetition Claims Owed to Certain Foreign Entities</u>

As of the Petition Date, the Debtors were parties to numerous service contracts with various governments (including the U.S. government) and multi-national corporations throughout the world. When services were required on U.S. military bases on foreign soil, a non-debtor affiliate of the Debtors would perform the services on the Debtors' behalf. The Debtors, however, directly paid the foreign non-debtor affiliate's vendors, suppliers, and subcontractors (the "Foreign Vendors"). Accordingly, in the ordinary course of the Debtors' business the Debtors called upon Foreign Vendors to perform services and provide materials and equipment for the Debtors' use at foreign sites. Additionally, as a result of conducting business worldwide, the Debtors paid taxes and other administrative fees to foreign government entities (the "Foreign Government Entities"). Such taxes included value added, sales and gross receipt taxes.

Absent prompt and full payment, the Foreign Vendors were likely to discontinue or delay providing the goods, services, materials and equipment the Debtors require to transact business abroad. Additionally, absent payment of the prepetition claims to the Foreign Government Entities, the Debtors could lose their right to conduct business in certain foreign jurisdictions. Such actions would seriously impair the value of the Debtors' foreign Assets, would erode the Debtors' relationships with certain foreign affiliates and jeopardize consummation of the Shaw Transaction as originally contemplated, potentially diminishing the recoveries of all creditors. Further, the Debtors were unsure that they could rely on the automatic stay to protect themselves or their foreign assets from collection actions in foreign jurisdictions.

Accordingly, the Debtors sought and obtained an order dated February 13, 2002 authorizing the Debtors to pay such prepetition claims owed to Foreign Governmental Entities and Foreign Vendors as they were critical to the Debtors' continued worldwide operations.

11. <u>Prohibitions of Certain Project Owners from Withholding and Offsetting Payments Due to Debtors or Paying Subcontractors Directly on Account of Prepetition Claims</u>

As of the Petition Date, the Debtors provided site supervision, general contracting and engineering services under contracts entered into with certain project owners pursuant to which the Debtors were typically required to directly pay the subcontractors for services rendered. Under some of the contracts between the project owners and the Debtors, in the event the Debtors were late in paying the subcontractors, the project owners could withhold monthly payments owed to the Debtors and pay the subcontractors directly. Prior to the Petition Date, several project owners withheld amounts owed the Debtors and/or paid the subcontractors directly. Such actions could, in certain circumstances, have an immediate and adverse impact on the Debtors' cash flow. Accordingly, the Debtors sought an order authorizing the Debtors to implement a program pursuant to which the Debtors could pay prepetition claims of the subcontractors as the Debtors believed their services were integral to the success of the Debtors' reorganization efforts. The motion, however, was not granted due to several objections filed by various parties. As of the date of this Disclosure Statement, consideration of the motion remains pending in the Bankruptcy Court.

12. Retention of Professionals

The Debtors obtained approval from the Bankruptcy Court for the retention of professionals pursuant to section 327 of the Bankruptcy Code. The Debtors retained, among others, the following professionals: the law firm of Skadden, Arps, Slate, Meagher & Flom LLP as counsel representing the Debtors in these Chapter 11 Cases. The Debtors also retained (i) Logan & Company, Inc. as claims, noticing and balloting agent; (ii) Kroll Zolfo Cooper LLC as bankruptcy consultant and special financial advisor; (iii) UBS Warburg LLC as financial advisor; (iv) Lehman Brothers as Financial Advisors; (v) Jefferson Wells as special tax advisors; (vi) Greenvest LLC, as advisor and consultant; and (vii) other professionals for matters in the ordinary course. The Bankruptcy Court's approval of the Debtors' retention of UBS Warburg LLC ("UBS") and Lehman Brothers ("Lehman") is subject to certain indemnification and waiver provisions as set forth in the orders dated June 6, 2002 and July 29, 2002 respectively. The Bankruptcy Court approved the final applications of UBS and Lehman as financial advisors to the Debtors. In accordance with the Shaw Transaction, Shaw agreed to pay allowed fees and expenses of professional persons retained in the Chapter 11 Cases and incurred through the date of the Closing. To the extent, such allowed fees and expenses are less than $10,600,000, the Debtors are entitled to receive the expense savings up to $600,000 to be paid by Shaw (the "Estate Savings"). The Plan Proponents believe the Debtors will be entitled to the Estate Savings in accordance with the Shaw Transaction, which will be distributed in accordance with the Plan.

13. Extensions of Time to Assume or Reject Leases

As of the Petition Date, the Debtors were lessees under a number of unexpired leases of nonresidential real property located throughout the United States (the "Unexpired Leases"). The majority of the Unexpired Leases were leases used by the Debtors to operate corporate offices, field offices and warehouse space. All of the Unexpired Leases were assets of the Debtors' Estates. Accordingly, the Unexpired Leases were an essential element to the Shaw Transaction or to any plan of reorganization proposed by the Debtors.

In order to preserve the value of the Unexpired Leases for the benefit of the Debtors' Estates and creditors, on or about March 11, 2002, the Debtors sought an order extending the sixty-day period within which they must assume or reject the Unexpired Leases (the "Assumption/Rejection Period") to, and including, the date on which the Bankruptcy Court confirms the Debtors' chapter 11 plan of reorganization. Pursuant to section 365 of the Bankruptcy Code, all unexpired leases of nonresidential real property that are not otherwise assumed prior to the end of a sixty-day period following the commencement of the case are deemed rejected by operation of law, unless the court extends such time for cause. By order dated April 12, 2002, the Bankruptcy Court granted the Debtors' request for an extension of the Assumption/Rejection period through and including the earlier of June 17, 2002 or the date of confirmation of the Debtors' plan of reorganization or liquidation. Such order was without prejudice to the Debtors' right to seek an additional extension of the Assumption/Rejection Period.

14. Extension of Time to Remove

As of the Petition Date, the Debtors were parties to numerous civil actions. Pursuant to 28 U.S.C. § 1452 and Bankruptcy Rule 9027, the period during which the Debtors may remove actions expires is the earlier of (a) April 16, 2002 or (b) 30 days after the entry of an order terminating the automatic stay with respect to any particular action sought to be removed (the "Removal Period"). Upon the Debtors' request, the Bankruptcy Court on May 8, 2002 approved the extension of the Removal Period with respect to any actions pending on the Petition Date through July 15, 2002. The Bankruptcy Court subsequently entered a series of orders extending the Removal Period through the earlier of (a) January 8, 2004 or (b) 30 days after entry of an order terminating the automatic stay with respect to any particular action sought to be removed. The Debtors filed a motion to further extend the Removal Period through the earlier of (a) April 7, 2004 or (b) 30 days after entry of an order terminating the automatic stay with respect to any particular action sought to be removed, which motion is currently pending in the Bankruptcy Court.

15. **DIP Credit Facility**

Prior to the Petition Date, the Debtors determined that they would require substantial debtor-in-possession financing to obtain necessary goods and services in connection with their operations, to pay their employees, to restore confidence and support from their vendors, suppliers, customers, and employees, and to facilitate their ability to operate and sell their businesses in the event they commenced cases under chapter 11 of the Bankruptcy Code.

In that regard, in conjunction with the Shaw Transaction, the Debtors negotiated with Sugar Acquisition (NVDIP), Inc., an affiliate of Shaw (the "Postpetition Lender"),[8] to provide postpetition financing to the Debtors in an amount not to exceed $75 million in the aggregate, with $25 million being fully committed and the remaining $50 million to be made available at the Postpetition Lender's sole discretion. The commitment of the Postpetition Lender to provide such financing was conditioned upon, among other things, obtaining valid first and senior liens with superpriority status pursuant to section 364(c) of the Bankruptcy Code on substantially all of the Debtors' Assets.

After significant negotiation, by order dated January 30, 2002, the Bankruptcy Court approved the Debtors' borrowing in the maximum aggregate outstanding principal amount of $55 million (the "DIP Indebtedness"), provided that the Debtors were authorized to borrow an additional $25 million to pay critical vendors prepetition claims in accordance with Bankruptcy Court's orders approving such payments.

By order dated February 13, 2002, the Bankruptcy Court entered the second interim order which provided that the first $25 million advanced under the DIP Credit Agreement was required to be in the form of cash. The Debtors were authorized to request that advances in excess of $25 million take the form of Cash or Surety Bonds. The second interim order did not contain a restriction on amounts to be advanced under the DIP Credit Agreement.

By order dated May 3, 2002, the Bankruptcy Court entered the third interim order which approved an amendment of the DIP Credit Agreement which increased the lending commitment thereunder from $55 million to $60 million.

In connection with the consummation of the Shaw Transaction, Shaw assumed amounts owing to the Postpetition Lender under the DIP Credit Agreement as of the Closing Date.

16. **Cash Collateral**

As previously discussed, as of the Petition Date, the Debtors were indebted to the Prepetition Lenders in an amount equal to approximately $502 million. Although the extent of the Prepetition Lenders' security interests is currently in dispute, the Debtors believe that substantially all of the Debtors' Cash and future cash receipts were the cash collateral of the Prepetition Lenders. As of the Petition Date, the Debtors required the use of the cash collateral pursuant to section 363(a) of the Bankruptcy Code in order to preserve, operate and administer Assets of the Debtors' Estates.

Pursuant to stipulations entered into between the Prepetition Lenders and the Debtors as approved by the Bankruptcy Court by the Cash Collateral Orders, the Prepetition Lenders agreed to permit the use of their "cash collateral" to pay postpetition operating expenses and expenses of administration of the Debtors' Chapter 11 Cases. In return, the Prepetition Lenders were provided, as adequate protection, the payment on a current basis of the fees and expenses incurred by the Agent in connection with the Prepetition Credit Facility and continuation of the payment to the Agent under the Prepetition Credit Facility on a current basis of the administrative and collateral agent fees and letter of credit fees that are provided for thereunder. Further, the Prepetition Lenders were provided, as adequate protection, pursuant to section 364(c) of the Bankruptcy Code, a superpriority allowed claim pursuant to section 364(c)(1) of the Bankruptcy Code and a superpriority allowed claim pursuant to section 507(b) of the Bankruptcy Code for any diminution in the cash collateral of the Prepetition Lenders in accordance with the Cash

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[8] Sugar Acquisition (NVDIP), Inc. is an affiliate of The Shaw Group, Inc., and the entity which acquired the Assets pursuant to the Shaw Transaction.

Collateral orders. As of the date of this Disclosure Statement, a Final Order concerning cash collateral is pending in the Bankruptcy Court.

17. Motion for Authorization to Pay Prepetition Payment under Paid Time Off Benefit Program (the "PTO Program Motion")

On or around June 6, 2002, the Debtors sought authority to make prepetition payments of accrued and unpaid vacation ("PTO") to certain employees in accordance with the Debtors' prepetition PTO Program, as modified in the PTO Program Motion and the Asset Purchase Agreement. Under the PTO Program, employees accrued PTO consisting of time accrued each pay period to be used (subject to supervisory approval) for vacation, illness or injury, religious observances and certain other purposes and were entitled to cash out all but forty hours of their existing PTO accruals once annually. Pursuant to the Asset Purchase Agreement, Shaw agreed to pay the Debtors, among other things, PTO, less an amount equal to one weeks' vacation pay for the Debtors' employees. In turn, the Debtors agreed, subject to approval of the Court, to pay these employees the PTO as part of a retention plan. In addition, the parties agreed that as part of a retention plan, employees who were terminated prior to Closing due to the Debtors' reduction in force efforts (collectively, the "RIF Employees"), would be compensated for their accrued and unpaid vacation as well. The Debtors estimated that, as of the Petition Date, the total accrued unpaid prepetition PTO aggregated approximately $8 million, amounting to an average of approximately $1,400 per eligible employee. Pursuant to the PTO Program Motion (i) approximately $7.4 million was attributable to the eligible employees who accepted an offer of employment from Shaw; (ii) approximately $100,000 was attributable to current employees of the Debtors; and (iii) approximately $500,000 for those eligible employees who are RIF Employees. As of the date of the PTO Program Motion, the Debtors employed only sixteen of the eligible employees.

The Committee objected to the payment of the PTO arguing that (i) if granted the Debtors would have virtually unfettered authority to pay the PTO without demonstrating the need or benefit to the estate of such payment and (ii) the Debtors' creditors have a substantial interest in verifying and reducing employee claims filed in these Chapter 11 Cases.

At a hearing held on June 24, 2002, the Court approved the PTO Program Motion in part and denied the PTO Program Motion in part. In particular, the Court determined that under the "doctrine of necessity," the Court was only authorized to allow payment of PTO as to employees who were currently employed by the Debtors, which accounted for only sixteen employees. Subsequently, Shaw filed a motion seeking a return of certain cash reserves established by the Shaw Transaction and held by the Debtors with respect to the PTO Program. After a hearing before the Bankruptcy Court in November 2002, the Bankruptcy Court entered an agreed order whereby the Debtors agreed to make payments to employees entitled to PTO payments under the PTO Program in accordance with the Shaw Transaction, provided such recipients executed releases in favor of the Debtors.

C. Formation and Representation of the Official Unsecured Creditors' Committee

On or about January 25, 2002, the United States Trustee appointed the official committee of unsecured creditors (the "Committee"). The Committee retained the law firms of White & Case LLP, 200 South Biscayne Boulevard, Miami, Florida 33131 and The Bayard Firm, 222 Delaware Avenue, Wilmington, Delaware 19899 as co-counsel.

The Committee is currently comprised of the following members:

CMI Investors LLC
565 Fifth Avenue
New York, NY 100117
(212) 792-2170

Onsight Companies
7301 Parkway Drive
Hanover, MD 21076
(410) 694-5146

Severn Trent Laboratories, Inc.
4857 61st Road
Udall, KS 67146
(620) 986-5524

Bank of New York
Indenture Trustee
5 Penn Plaza
New York, NY 10001
(212) 792-2170

Murray Hunter Hutchison
P.O. Box 2231
Rancho Santa Fe, CA 92067
(858) 756-9777

OCM High Yield Fund II, L.P.
c/o Oaktree Capital Management LLC
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
(213) 830-6463

Daniel Arbess of CMI Investors LLC and Murray Hunter Hutchison serve as co-Chairpersons of the Committee. Contaminant Control, Inc., an initial Committee member, resigned from the Committee on or about December 16, 2002. In the Chapter 11 Cases with the approval of the Bankruptcy Court, the Committee retained (i) White & Case LLP as its lead counsel, (ii) The Bayard Firm as its Delaware counsel, (iii) Chanin Partners as its financial advisor, (iv) Charles Brewer and Raymond Pompe as its consultants (v) Friedman Kaplan Seiler & Adelman LLP as its special counsel, (vi) Kasowitz, Benson, Torres & Friedman LLP as its special counsel, and (vii) AlixPartners LLC as its bankruptcy claims specialist.

D. <u>Appointment of an Examiner</u>

On March 11, 2002, upon motion by the Committee, the Bankruptcy Court ordered the appointment of a chapter 11 examiner with expanded emergency powers. Accordingly, by Order dated March 19, 2002, the Bankruptcy Court appointed Todd Neilson as Examiner.

Pursuant to the Bankruptcy Court's Order, the Examiner's expanded powers included among other things:

- Exploration of the prospects for a stand-alone plan of reorganization for the Debtors in comparison to the proposed Shaw Transaction;
- Investigation of the acts, conduct, assets, liabilities and financial condition of the Debtors, the operation of the Debtors' business and the desirability of the continuance of such business, and other matters relevant to the Chapter 11 Cases or to the formulation of a plan;
- Development of one or more detailed plans for the ongoing operation of the Debtors' business (which may be interim or long term or both);
- Development and making of recommendations regarding cost-cutting and revenue enhancement measures for the Debtors;
- Investigation and full exploration with potential lenders the possible terms of a new debtor-in-possession facility and potential exit financing for the Debtors;
- Investigation and analysis regarding selling any or all of the Debtors' Assets or businesses and, to the extent necessary to conduct such investigation and analysis, meet and discuss matters with potential purchasers;
- Assessment of the economics of the Debtors' rights and interests under the various agreements that are the subject of the Motion of Northrop Grumman Technical Services, Inc., and Wackenhut Services, Inc., for an Order Granting Relief from the Automatic Stay;
- Assessment of the potential separate administration and/or sale of Landbank Wetlands LLC and U.S. Wetlands LLC; and

- File a report setting forth the Examiner's findings as to the matters set forth above.

As part of the Examiner's task, the Examiner prepared a report and a supplemental report (collectively, the "Report") detailing various findings which it filed with the Court on or around April 9, 2002 and April 18, 2002, respectively.

1. **Examiner's Assessment of Viability of a Reorganization of the Debtors**

Pursuant to the Report, the Examiner concluded that an internal reorganization of the Debtors was not viable. The Examiner determined that any responsible plan would require an immediate cash infusion of at least $158 million with concomitant access to $50 million of working capital. According to the Examiner, such financing did not appear to be presently available to the Debtors in the marketplace. Further, in the Examiner's opinion, even if the necessary financing were available to the Debtors, the reorganized Debtors' debt level would be unreasonably high in comparison to other similarly situated companies.

The Report concluded that assuming that no other higher or better qualified bids for some or all of the Debtors' Assets were received, that the proposed sale of assets to Shaw should be allowed to proceed. The consideration to be provided to the Debtors by Shaw approximated the potential reorganization value of the Debtors. Further, the Examiner concluded that under the circumstances, the Debtors' professionals adequately and reasonably marketed to third parties the sale of some or all of the Debtors' Assets, and thus Shaw's offer reflected the best indicator of the Debtors' value.

2. **Examiner's Assessment of the Potential Separate Administration and/or Sale of Landbank Wetlands and U.S. Wetlands**

As part of the Bankruptcy Court's directive, the Examiner conducted an assessment of the potential separate administration and/or sale of Landbank Wetlands LLC ("Landbank Wetlands") and U.S. Wetlands LLC ("U.S. Wetlands") as a stand-alone business separate and apart from the proposed sale of substantially all of the Debtors' Assets to Shaw. The Examiner concluded that Landbank Wetlands, the parent company of U.S. Wetlands, could, from an economic and functional standpoint, be administered as a separate business. Landbank Wetlands could, from an economic and functional standpoint, conduct an asset sale separate and apart from the proposed sale of substantially all of the Debtors' Assets to Shaw. Finally, the Examiner concluded that given the lack of information regarding Landbank Wetlands' liabilities, it was unclear whether, from an economic and functional standpoint, there could be a sale of the equity of Landbank Wetlands separate and apart from the proposed sale of substantially all of the Debtors' Assets to Shaw. The Debtors' Estates ultimately retained the Landbank Wetlands.

3. **Examiner's Assessment of the Economics of the Debtors' rights and interests in Space Gateway**

As part of the Bankruptcy Court's directive, the Examiner conducted an assessment of the economics of the Debtors' rights and interest in the agreements that were subject to the relief from stay motion filed by Northrop Grumman Technical Services, Inc. and Wackenhut Services, Inc. (collectively, "Northrop"). In his Report, the Examiner concluded that the methodology that the other members used to calculate the buy-out amount (in the event of default) for the Debtors' interests under the operating agreement of Space Gateway LLC ("Space Gateway") was mathematically correct.

However, the Examiner stated that because the measure of the capital account was unclear from the operating agreement of Space Gateway, and because there was no date certain for a sale of the Debtors' interests, the Examiner could not accurately determine the economic value of the Debtors' rights and interests in Space Gateway. As a general approximation of value, the Examiner concluded that the economic value of the Debtors' rights and interests in Space Gateway was approximately $2.8 and $3.2 million (plus the value of the Debtors' Space Gateway capital account) if that certain Conformed NASA Contract concluded on September 30, 2003 and was not extended for five years pursuant to the relevant contractual provisions (the "Extension"), and approximately $7.4 - $8.3 million (plus the present value of the Debtors' Space Gateway capital account) if there was an Extension to September 30, 2008.

The Examiner concluded that the value of the Debtors' interest in Space Gateway was essentially the present value of the Debtors' Space Gateway capital account plus the Debtors' portion of the present value of cash flow to be generated under performance of the Conformed NASA Contract. The other members' proposed buyout amount of the Debtors' interest in Space Gateway represented only the value of the Debtors' interest in the capital account, and omitted the value of future cash flows. Accordingly, the Examiner concluded that the other members' proposed buyout amount was less than the market value of the Debtors' interest in Space Gateway.

Northrop later filed an objection to the sale of the Debtors' membership interests in Space Gateway to Shaw, as well as an objection to Shaw's assumption of those interests. The Bankruptcy Court denied in part and granted in part the motion for relief from stay and overruled the objection to Shaw's assumption of the Space Gateway contracts. The Bankruptcy Court found that the Space Gateway Support LLC contract was an executory contract, and that the Debtors were entitled to assume and assign to Shaw only the Debtors' economic interest in the contract, but not its membership interests therein. The Bankruptcy Court further determined that Shaw's assumption of the economic interest was subject to the right of first refusal contained in the contract, which permits the other members to exercise that right upon an event of default. This decision was affirmed by the United States District Court for the District of Delaware. However, the other members have not yet decided whether to exercise the right of first refusal. Assumption and assignment of the Space Gateway Support LLC contract will be completed pursuant to the Bankruptcy Court's order dated June 20, 2003 [docket number 1733].

E. The Shaw Transaction

1. Background

On or about January 25, 2002, the Debtors filed their motion (the "Sale Motion") for entry of an order under 11 U.S.C. §§ 105(a), 363, 365 and 1146(c) and Fed. R. Bankr. P. 2002, 6004, 6006 and 9014 authorizing, among other things, the Debtors' sale of all or substantially all of their assets to Shaw, free and clear of all mortgages, security interests, conditional sale or other title retention agreements, pledges, liens, claims, judgments, demands, easements, charges, encumbrances, defects, options, rights of first refusal and restrictions of all kind (the "Shaw Transaction"). The terms and conditions of the Shaw Transaction were set forth in that certain Asset Purchase Agreement dated as of January 23, 2002, as amended (the "Asset Purchase Agreement"), among the Debtors and Shaw.

On or about February 8, 2002, the Committee vehemently objected to the Shaw Transaction arguing, among other things, that the purchase price offered by Shaw was far below the true value of the Debtors' Assets, noting that in the third quarter of 2001, the Debtors reported EBITDA of $27.6 million, a trailing twelve month EBITDA of approximately $128 million. In this regard, the Committee undertook an investigation of the circumstances surrounding the Shaw Transaction by, among other things, conducting extensive discovery. Also in this connection, the Committee moved for an order authorizing the appointment of an examiner and the Debtors did not object to the request.

As described above, on March 11, 2002, upon motion by the Committee, the Bankruptcy Court ordered the appointment of a chapter 11 examiner (the "Examiner") with expanded emergency powers. Among other things, the Examiner concluded that, assuming no other higher or better qualified bids for some or all of the Debtors' Assets were received, the Shaw Transaction should be allowed to proceed as the consideration to be provided to the Debtors by Shaw approximated the potential reorganization value of the Debtors. Further, the Examiner concluded that under the circumstances, the Debtors' professionals adequately and reasonably marketed to third parties the sale of the Debtors' Assets, and thus, Shaw's offer reflected the best indicator of the Debtors' value. For more information concerning the Examiner's report, see Section IV.D. of this Disclosure Statement.

Accordingly, on April 18, 2002, the Debtors conducted an auction in Wilmington, Delaware for the sale of the Debtors' Assets pursuant to bidding procedures approved by the Bankruptcy Court (the "Auction"). Only six bidders (other than Shaw) submitted bids for certain of the Debtors' Assets in an aggregate amount of less than $6 million and only four bidders actually attended the Auction. At the conclusion of the Auction, the Debtors determined that the Shaw Transaction represented the highest and best offer. By order dated April 25, 2002, the Bankruptcy Court approved the Shaw Transaction. The Shaw Transaction thereafter closed on May 3, 2002 (the "Closing Date").

Since the Closing Date, the Cash Proceeds (as defined below) of the Shaw Transaction have been held in escrow to be distributed pursuant to a confirmed chapter 11 plan. During the year following the Closing Date, the Committee has been engaged in negotiations with the Debtors' Prepetition Lenders to attain a resolution as to how the Debtors' Assets should be distributed pursuant to a plan of reorganization. These negotiations culminated in the settlement that was ultimately agreed upon by the parties and incorporated into the Plan.

2. Purchase Consideration

Pursuant to the Shaw Transaction, the purchase price was comprised of the following components:

- ***Cash/Shaw Stock.*** On the Closing Date, Shaw transferred to the Debtors aggregate purchase consideration of $105 million (collectively, the "Sale Proceeds") and, as more fully described below, assumed certain liabilities amounting to approximately $147 million as of the date of this Disclosure Statement, in addition to the assumption of approximately $50.0 million of debtor-in-possession financing obligations. Fifty percent of the Sale Proceeds (i.e., $52.5 million) were paid in cash (the "Cash Proceeds") and the remaining Sale Proceeds was paid through the issuance of 1,671,336 shares of the common stock of Shaw (valued at approximately $52.5 million at the Closing Date (the "Shaw Stock")[9]. The Asset Purchase Agreement also contained an adjustment to the Cash Proceeds for overruns above $500,000 reflected in the debtor-in-possession budgets (the "Budgets") approved by Shaw and the Debtors' Prepetition Lenders. Further, in connection with the closing of the Shaw Transaction, the Debtors and Shaw entered into a Registration Rights Agreement providing the Debtors with certain registration rights with respect to the shares of Shaw Stock issued in connection with the Shaw Transaction.

- ***Assumed Liabilities*** On the Closing Date, Shaw assumed (i) amounts owing under the existing debtor-in-possession financing facility provided by an affiliate of Shaw of up to $50.0 million, (ii) amounts in respect of cure obligations under executory contracts and unexpired leases assumed and assigned to Shaw pursuant to the Shaw Transaction, (iii) fifty percent of any liabilities under the Workers Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq. of the Debtors to terminated employees of affiliate, Beneco Enterprises, Inc. ("Beneco"), provided that Shaw acquired the assets of Beneco,[10] and (iv) other liabilities expressly set forth in the Asset Purchase Agreement. Shaw maintains that pursuant to the Asset Purchase Agreement, any liability not specifically assumed by Shaw remains an obligation of the Debtors (subject to whatever defenses to payment or liability the Debtors may raise). Further, pursuant to the Asset Purchase Agreement, Shaw assumed and agreed to pay certain accrued and unpaid postpetition administrative expenses of the Debtors through the Closing Date in accordance with an approved budget (the "Budget") and also certain employee fringe benefits and unpaid vacation ("PTO"). Christine Myers, as guardian-ad-litem for Lacie Myers, a minor, and individually ("Myers") has alleged, among other things, that Shaw assumed certain liabilities of the Debtors pursuant to insurance policy COPS 267 7811 issued by American International Specialty Lines Insurance Company (the "Policy"). Myers further alleges that such assumed liabilities include all Self-Insured Retention amounts

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[9] The common stock of Shaw is listed for quotation on the New York Stock Exchange under the symbol "SGR." On the Petition Date, the trading price of Shaw's common stock (NYSE: SGR) closed at $20.35 per share. When the Bankruptcy Court approved the Shaw Transaction on April 25, 2002, the trading price of Shaw's common stock closed at $32.39 per share. On May 3, 2002, the Closing Date of the Shaw Transaction, the trading price of Shaw's common stock closed at $32.02 per share. As of January 12, 2004, the trading price of Shaw's common stock closed at $12.99 per share.

[10] Prior to the Petition Date, Beneco was an indirect wholly-owned Subsidiary of the Debtors. On January 14, 2002, an involuntary chapter 11 case was filed against Beneco in the United States Bankruptcy Court for the District of Utah (the "Beneco Case"). In the Beneco Case, Beneco filed a motion seeking to sell substantially all of its assets to Shaw; that sale was approved by order dated June 6, 2002. On March 26, 2003, Beneco filed its Second Amended Liquidating Plan of Reorganization, which was confirmed by order dated May 7, 2003.

under the Policy. Shaw disagrees that the alleged injuries fall within the coverage provided by the Policy or that Shaw has liability (either under the Policy or otherwise) with respect to the claim asserted by Myers.

F. Case Administration

1. The Debtors' Schedules; Establishing a Bar Date and Claims Objection Procedures

On or about April 3, 2002 the Debtors each filed their schedules of assets and liabilities (the "Schedules"). In the aggregate, the Debtors scheduled unsecured Claims totaling $526,269,572.96 and secured Claims totaling $498,828,960.61. On July 12, 2003, IT Group filed an amended Schedule F to reflect the paid-time-off balances owed to former employees. On November 7, 2002, certain of the Debtors filed an Amended Schedule F and/or E (the "Amended Schedules"), which amendments reconciled the Debtors' books and records after the Shaw Transaction. Thereafter, on April 23, 2003, IT Group filed a further amended Schedule F to reflect the paid-time off balances paid to former employees.

On May 3, 2002, the Debtors filed a motion to fix a deadline to file all proofs of claim against the Debtors (the "Bar Date"). The Bankruptcy Court signed an Order (the "Bar Date Order") establishing a Bar Date of July 15, 2002. The Bar Date Order approved the form of the proof of claim to be served on all known creditors and the form of publication notice. The Bar Date was later extended to August 14, 2002 to permit then current directors of the Company to file certain proofs of claim. In addition, the following supplemental Bar Dates were established based upon amendments to the Schedules: August 12, 2002, December 6, 2002 and May 16, 2003. As of December 2003, a total of nearly 7,000 proofs of claim have been filed against the Debtors asserting claims in excess of $ 16 billion.

The Debtors have filed two omnibus objections to proofs of claim. In Debtors' omnibus objections, the Debtors objected to certain duplicative claims, amended and superseded claims and equity ownership and beneficial noteholder claims. In addition, the Debtors have filed objections to certain individual claims and have also settled various claims in reduced allowed amounts. As of December 1, 2003, the Court had entered orders disallowing claims in an aggregate amount of approximately $612 million.

The Committee has filed six omnibus objections to proofs of claim. In the Committee's first, third and fifth omnibus objections, the Committee objected to certain duplicative claims, amended and superseded claims, late filed claims, and claims that failed to provide documentation to support the underlying claim. In the Committee's second, fourth and sixth omnibus objections, the Committee objected to certain incorrectly classified claims, as well as claims where the underlying liability was assumed by Shaw pursuant to the Asset Purchase Agreement, and claims where the amount claimed is inconsistent with the Debtors' books and records. The Bankruptcy Court entered an order sustaining the Committee's first and second omnibus objections on January 20, 2004. Shaw disputes the Plan Proponents' assertions that Shaw is liable for all claims related to Assumed Contracts. It is Shaw's contention that its liability with respect to Assumed Contracts does not include post-closing obligations under the Assumed Contracts that relate to pre-closing performance undertaken by the Debtors, except to the extent, and only to the extent, that Shaw has agreed to satisfy cure obligations with respect to such Assumed Contracts (as established by the Bankruptcy Court's prior orders and/or the applicable notice of amounts necessary to cure defaults). The Plan Proponents disagree with Shaw's contention. To the extent Shaw's contention is correct, however, the Debtors or other parties may remain liable for Claims not assumed by Shaw or compromised pursuant to the cure cost reconciliation processes approved by the Bankruptcy Court.

The Committee's third, fourth, fifth and sixth omnibus objections remain pending as of the date hereof. The Plan Proponents anticipate that additional omnibus and individual Claims objections will be filed in the near future, including in advance of the deadline for holders of Claims to return Ballots accepting or rejecting the Plan, and that the effect of certain objections could be to prohibit certain Claim holders from voting on the Plan absent the Court's temporary allowance of such Claims for voting purposes.

On November 24, 2003, the Court entered an order (the "Administrative Bar Date Order") fixing January 15, 2004 as the last day to file administrative expense claims against the Debtors that arose, accrued, or otherwise became due and payable on and between January 16, 2002 and November 15, 2003 in the Chapter 11 Cases. As of January 20, 2004, over $3.4 million of administrative expense Claims have been filed.

G. Significant Claims and Litigation

1. Priority and Secured Claims Filed by Taxing Authorities

Certain taxing authorities have filed alleged priority and secured Claims against the Debtors totaling approximately $14.5 million. This amount assumes a substantively consolidated estate. The Committee believes that it is likely that many of the taxing authorities have filed Claims in estimated amounts, and that upon completing their reconciliation, the Debtors' total liability to all taxing authorities (secured and priority) will be a substantially lower amount.

2. Unsecured Claims

Unsecured Claims filed against the Debtors totaled approximately $15.6 billion as of June 2003.[11] By contrast, the Debtors scheduled unsecured claims totaling approximately $526 million as of the same date.[12] The Committee is currently reviewing all of the Unsecured Filed Claims as well as the Schedules to determine when additional objections or amendments should be filed. As stated above, the Debtors have filed their First and Second Omnibus Objections to claims, which have resulted in an aggregate disallowance of approximately $562 million in Unsecured Claims. In addition, the Committee retained a bankruptcy claims specialist for the purpose of aiding in the evaluation of Unsecured Claims and in the prosecution of objections to certain of such Claims.

3. Automatic Stay Relief

During the pendency of these Chapter 11 Cases, over 35 motions for relief from stay have been considered by the Bankruptcy Court. Many such motions have been consensually granted as a result of negotiations among the Debtors, the claimants and the Committee.

4. Litigation Commenced By The Committee Against The Prepetition Lenders

By order of the Court dated August 14, 2002, the Committee was granted leave, standing and authority to assert on behalf of the Debtors and their Estates any and all Claims and Causes of Action of the Debtors against the Prepetition Lenders including, without limitation, challenges to the claims, liens and security interests of the Prepetition Lenders under the Prepetition Credit Facility. The Cash Collateral Orders established July 24, 2002 as the deadline for the assertion of any such Claims and Causes of Action by the Committee. On July 24, 2002, the Committee commenced an adversary proceeding (the "Committee Lawsuit") in the Bankruptcy Court against the Prepetition Lenders, in which the Committee sought, among other things, (i) a determination of the validity, priority and extent of liens and security interests asserted by the Prepetition Lenders with respect to the assets of the Debtors, (ii) a determination that the liens of the Prepetition Lenders should be avoided under section 544 of the Bankruptcy Code to the extent that they are not valid and perfected priority liens, (iii) avoidance under section 547 of the Bankruptcy Code of certain preferential transfers for the benefit of the Prepetition Lenders, (iv) avoidance under section 544(b) of the Bankruptcy Code of certain liens, security interests and fees conveyed to the Prepetition Lenders as fraudulent transfers and (v) equitable subordination of the claims of the Prepetition Lenders, or, in the alternative, invalidation of their liens.

While both the Debtors and the Prepetition Lenders have contended throughout these Chapter 11 Cases that the Prepetition Lenders hold valid and perfected security interests in the assets comprising substantially all of the value of the Debtors' Estates, the Committee alleged in the Committee Lawsuit based upon its investigation, that the Prepetition Lenders did not and do not have valid and perfected first priority liens on substantially all of the assets of the Debtors' Estates and that certain proceeds from the sale of these unencumbered assets should be available for distribution to the Debtors' unsecured creditors. The Committee also alleged that approximately $15.9 million in

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[11] This amount does not take into account the number of duplicative and redundant claims filed against the Debtors, which is a significant amount.

[12] Such amount includes disputed Claims, unliquidated Claims and contingent Claims.

payments made by the Company to the Prepetition Lenders during the period of October 23, 2001 to December 13, 2001 are subject to avoidance by the Bankruptcy Court as preferential payments pursuant to section 547 of the Bankruptcy Code. Moreover, the Committee alleged that at the time the Debtors conveyed security interests to the Prepetition Lenders in connection with certain acquisitions, the Debtors were insolvent or rendered insolvent as a result of the consummation of such transactions and accordingly, such transfers should be avoided as fraudulent under section 544(b) of the Bankruptcy Code. The Prepetition Lenders have filed an answer to the Committee Lawsuit in which they have denied all material allegations set forth therein and asserted various affirmative defenses.

Based upon (i) the complexity of the issues in the Committee Lawsuit, (ii) the evidentiary and litigation risks attendant with establishing the merits of such Claims and Causes of Action asserted therein, (iii) the anticipated substantial costs and delays associated with the prosecution of the Committee Lawsuit, (iv) the substantial amount of the Prepetition Lenders' deficiency claims and claims under the Cash Collateral Orders (which will be settled in accordance with the Plan Settlement), and (v) the possibility that the Bankruptcy Court may determine that the Prepetition Lenders hold valid and perfected first priority liens on substantially all of the assets of the Debtors' Estates (which could result in virtually no recoveries to unsecured creditors of the Debtors), the Committee determined that the Plan Settlement (and the proposed recoveries to holders of Allowed General Unsecured Claims contained therein) negotiated extensively with the Agent (on behalf of the Prepetition Lenders) is fair and equitable and in the best interest of the Debtors, their Estates and creditors.

5. Retained Litigation Rights

Pursuant to the Asset Purchase Agreement, the Debtors retained the following Causes of Action, including without limitation, the Causes of Action listed on Exhibit 1 to the Plan: (i) Causes of Action arising under chapter 5 of the Bankruptcy Code (the "Avoidance Actions"), (ii) Causes of Action against the Debtors' officers and directors (except in the case of those employees hired by Shaw as part of the Shaw Transaction, except to the extent of available insurance proceeds) (collectively, the "D&O Claims"), (iii) causes of action of the Debtors with respect to any excluded Assets (the "Other Claims").

- **Avoidance Actions.** The Debtors' Avoidance Actions are those claims and Causes of Action arising under chapter 5 of the Bankruptcy Code and include claims of the Debtors to recover, among other things, preferential payments made to creditors within 90 days of the Petition Date or insiders within one year of the Petition Date (collectively, the "Preference Claims") (11 U.S.C. § 547). By order dated November 6, 2003 and with the consent of the Debtors, the Bankruptcy Court granted the Committee's motion for leave, standing and authority to prosecute the Avoidance Actions on behalf of the Debtors' Estates.

- **Preference Claims.** In general, Preference Claims target recipients of payments made by the Debtors in the 90 days prior to the Petition Date (or one year prior to the Petition Date for insiders) (the "Preference Period"). As set forth on the schedules and statement of affairs filed in these Chapter 11 Cases by each of the Debtors, the Debtors made payments during the Preference Period (i) to non-insiders in an aggregate amount in excess of $129 million, and (ii) to insiders (excluding intercompany payments) in an aggregate amount in excess of $47 million. Shaw has opposed (and continues to oppose) the Plan Proponents' pursuit of Preference Claims against parties who received payments pursuant to or in accordance with executory contracts that were assumed and assigned to Shaw. Shaw maintains that based on <u>In re Kiwi</u>, 344 F.3d 311 (3d Cir. 2003) and <u>In re Philip Services</u>, 284 B.R. 541 (Bankr D. Del. 2002), recent cases in the Third Circuit Court of Appeals and the Bankruptcy Court, recovery on a significant number of the Preference Claims may be barred.

- **D&O Claims.** The Debtors have a directors and officers' insurance policy issued by Chubb (the "D&O Policy") with a policy limit of $25 million for each loss and $25 million for each policy period which covers any past, present or future director and officer of The IT Group, Inc. The Debtors also have excess liability coverage above the initial $25 million for an additional $15 million by CNA Insurance Companies and $10 million by Hartford Insurance Company. The D&O Policy is a "claims made" policy covering claims against insured directors and officers first made during the policy period. The policy period for the D&O Policy expired on May 15, 2002 (the "Policy Expiration Date"). However, there is tail coverage available to satisfy claims made after the Policy Expiration Date relating to acts and events prior to such date. With respect to employees hired by Shaw as part of the Shaw Transaction, the Debtors will retain Causes of Action against such employees to the extent of available insurance coverage. The Committee believes claims exist against certain present and former officers and directors of the Debtors (the "D&O Claims") including, without limitation, for various breaches of fiduciary duties owed to the Debtors and their creditors under applicable law. Without objection by the Debtors, the Bankruptcy Court granted the Committee authority to prosecute claims against the Debtors' (i) current and former officers, directors and accountants, and (ii) prepetition advisors, agents and other professional persons.

- **Other Claims.** The Asset Purchase Agreement also excluded all claims and Causes of Action related to the "Excluded Assets" and all claims for breach of duty against the Debtors' professionals and advisors.

6. Securities Litigation and Actions Against Officers and Directors, Controlling Shareholder

In an action, which is pending in the United States District Court for the Western District of Pennsylvania (Civil Action No. 02-1927), Thomas L. Payne, Sid Archinal, Gary H. Karesh, Jo Ann Karesh, Belca D. Swanson and Merle K. Swanson, individually and behalf of all others similarly situated, as Plaintiffs, filed a securities class action against Anthony J. Deluca, Harry J. Soose, Francis J. Harvey, James C. McGill, Richard W. Pogue, Daniel A. D'Aniello, Philip B. Dolan, E. Martin Gibson, Robert F. Pugliese, James David Watkins, and The Carlyle Group, on behalf of public investors who purchased the common stock of The IT Group during the period from February 24, 2000 through January 15, 2002.

In an action, which is pending in the United States District Court for the Western District of Pennsylvania (Civil Action No. 03-0288), Howard G. Clair, Ralph S. Weaver and Carol S. Pintek, individually and on behalf of all others similarly situated, as Plaintiffs, filed a securities class action complaint against Anthony J. DeLuca, Harry J. Soose, Francis J. Harvey, James C. McGill, Richard W. Pogue, Daniel A. D'Aniello, Philip B. Dolan, E. Martin Gibson, Robert F. Pugliese, James David Watkins and The Carlyle Group, on behalf of public investors who purchased the common stock of IT Group during the period from October 21, 1998 through February 23, 2000.

In an action, which is pending in the District Court for the Western District of Pennsylvania (Civil Action No. 02-0886), Staro Asset Management LLC, as Plaintiff, filed a securities fraud action against Anthony J. DeLuca, Harry J. Soose, James J. Pierson, seeking to recover losses related to Plaintiff's purchase of IT Group debt in December 2001.

In an action, which is pending in the District Court of Dallas County, Texas (Case No. 03-04530), Highland Capital Management, L.P., KZH Highland LLC, Highland Loan Funding V LTD., Emerald Orchard Limited, KZH Pamco LLC, and Pamco Cayman, LTD., as Plaintiffs, filed suit against Ernst & Young, LLP and The Carlyle Group, LP alleging that Ernst & Young, LLP and the Carlyle Group, LP conspired to misrepresent the IT Group's financial statements and seeking to recover damages of at least $35 million. The Carlyle Group made a preferred stock investment in IT Group in November 1996. Ernst & Young was IT Group's auditors.

In January 2004, the Committee commenced an adversary proceeding in the Bankruptcy Court (the "Committee Complaint") against the directors and officers of the Debtors and The Carlyle Group and various affiliates (collectively, "Carlyle") styled Official Committee of Unsecured Creditors of the IT Group, Inc., on Behalf of the Estate of The IT Group, Inc., et al. v. Daniel A. D'Aniello, Francis J. Harvey, James C. McGill, Richard W. Pogue, Philip B. Dolan, E. Martin Gibson, Robert F. Pugliese, Charles W. Schmidt, James David Watkins, Anthony J. DeLuca, Harry J. Soose, The Carlyle Group, The Carlyle Group, L.L.C., Carlyle Partners II, L.P., Carlyle SBC Partners II, L.P., Carlyle International Partners II, L.P., Carlyle International Partners III, C/S International Partners, Carlyle Investment Group, L.P., Carlyle-IT International Partners, L.P., Carlyle-IT International Partners, II, L.P., Carlyle-IT Partners L.P., and T.C. Group, L.L.C., Adversary Proceeding No. 04-51336.

In January 2004, the Debtors commenced an adversary proceeding in the Bankruptcy Court (the "Carlyle Complaint") against Carlyle, styled The IT Group, Inc., et al. v. The Carlyle Group, The Carlyle Group, L.L.C., Carlyle Partners II, L.P., Carlyle SBC Partners II, L.P., Carlyle International Partners II, L.P., Carlyle International Partners III, C/S International Partners, Carlyle Investment Group, L.P., Carlyle-IT International Partners, L.P.,

Carlyle International Partners II, L.P., Carlyle-IT Partners, L.P. and T.C. Group, L.L.C., Adversary Proceeding No. 04-51337. The Carlyle Complaint was filed at the Committee's request to preserve any statute of limitations issue pending the Bankruptcy Court's approval of the Committee's motion clarifying its authority to pursue claims against insiders of the Debtors. The Debtors did not investigate claims against Carlyle but instead the Carlyle Complaint is based upon the information asserted in the Committee Complaint and the representation of the Committee and its counsel that they conducted an investigation of the underlying facts giving rise to the Committee Complaint.

7. Other Material Litigation

As of the Petition Date, the Debtors were subject to a number of different types of Claims arising in the ordinary course of business, including contractual disputes with clients, subcontractors and suppliers, Claims for professional negligence, environmental Claims, governmental audits and investigations and Claims for personal injuries and property damage. In addition, the Debtors have been subject to a number of different types of Claims arising out of discontinued operations, including environmental Claims for recovery of the cleanup costs at waste disposal sites previously owned, operated or utilized, including Claims for personal injuries and property damage.

a. *Occidental Chemical Corporation*

As of the Petition Date, the Debtors were involved in litigation stemming from an agreement with Occidental Chemical Corp. ("OxyChem"), pursuant to which IT Corporation ("ITC") agreed to install a drainage collection system in connection with OxyChem's remediation project relating to a landfill in Niagara Falls, New York. Alleging that ITC delayed performance and caused OxyChem to incur additional costs, OxyChem filed an action, Occidental Chemical Corporation v. International Technology Corporation, U.S.D.C., W.D.N.Y., Case No. 97-CV-0053 in the United States District Court for the Western District of New York. ITC denied the allegations and filed a counterclaim for damages in excess of $1.5 million. OxyChem later amended its complaint to allege that the collection system was not functioning as designed and to claim damages in excess of $5 million. Since the Petition Date, this lawsuit has been stayed in accordance with the automatic stay provided under section 362 of the Bankruptcy Code. By motion dated June 14, 2002, OxyChem sought relief from the Bankruptcy Court to lift the stay to enable it to continue prosecution of the suit. Both the Committee and the Debtors objected to the lift stay motion, and as of the date of this Disclosure Statement, consideration of the lift stay motion remains pending in the Bankruptcy Court. The Debtors have valuable counterclaims against OxyChem that potentially exceed $1.5 million.

b. *Woodbury Creek Administrative Order*

Prior to the Petition Date, the Debtors constructed and operated a wetland mitigation bank in Gloucester County, New Jersey, known as the Woodbury Creek Wetland Mitigation Bank, under the authority of the New Jersey Freshwater Wetlands Act ("Wetlands Act") and resolutions by the New Jersey Freshwater Wetlands Mitigation Council. On July 22, 2002, the New Jersey Department of Environmental Protection ("NJDEP"), which is charged with enforcement of the Wetlands Act, issued Debtors an Administrative Order and Notice of Civil Administrative Penalty Assessment relating to the Woodbury Creek project. In that order, NJDEP asserted that Debtors had violated the Wetlands Act, inter alia, by impermissibly draining approximately 19 acres of wetlands on the site and failing to maintain required financial assurances. The NJDEP demanded off-site mitigation with respect to the acreage allegedly drained at a ratio of three acres of wetlands created for each acre disturbed, as well as payment of a civil administrative penalties. The cost of the off-site mitigation demanded by the NJDEP would be very substantial. Debtors have contested the NJDEP's order and are attempting to resolve the matter through settlement.

c. *Envirocraft Corporation, et al. v. PPG Industries, Inc., et al. (03-CV-455-JJF)*

On December 23, 2002, Envirocraft Corporation ("Envirocraft") commenced an action in the Superior Court of New Jersey against PPG Industries, Inc. ("PPG"), and certain other defendants, who were subcontractors of the IT Corporation ("ITC"), seeking enforcement of certain construction liens totaling $335,486.52. On June 18, 2003, PPG, the project owner, filed a third-party complaint (the "PPG Complaint") against ITC seeking recovery of damages in the amount of $7,031,719.84 for ITC's alleged breach of the contract governing the project.

The PPG Complaint arises from contractual disputes regarding environmental remediation work performed by ITC for PPG on certain property located in New Jersey (the "PPG Property"). Pursuant to an agreement with the U.S. Environmental Protection Agency, PPG was obligated to perform environmental remediation on the Property. To this end, PPG entered into a contract with ICF Kaiser Engineers, Inc. (the "PPG Agreement"). On March 8, 1999, ITC acquired certain assets of Kaiser, and assumed the PPG Agreement. Kaiser, and subsequently ITC, entered into various agreements with Capitol Environmental Services, Inc., Capone Transportation LLC, Envirocraft Corporation, Haas Sand & Gravel LLC, Hampton-Clarke, Inc., Hertz Equipment Rental, and United Rentals, Inc. (the "PPG Subcontractors"). ITC substantially performed the PPG Agreement prior to the Petition Date. By order dated May 10, 2002, the Bankruptcy Court approved the Debtors' rejection of the PPG Agreement.

PPG has filed three proofs of claim with the Bankruptcy Court totaling $7,031,719.84. Additionally, each of the PPG Subcontractors, with the exception of Capone Transportation, has filed proofs of claim totaling, in the aggregate, approximately $7.7 million. Both the Committee and the Debtors have objected to several of these proofs of claim as duplicative.

The litigation commenced by the PPG Complaint is pending in the United States District Court for the District of Delaware. On October 23, 2003, ITC answered the PPG Complaint and asserted counterclaims against PPG and cross-claims against the PPG Subcontractors. In its counterclaims and cross-claims, ITC generally alleges breaches of the governing contracts, objects to PPG and PPG Subcontractor proofs of claim, seeks to avoid certain preference payments and requests damages arising from PPG's breaches of the contract.

8. Adversary Proceedings

During the pendency of the Chapter 11 Cases, the Debtors have been involved in a number of lawsuits. A brief summary of each material litigation is set forth below.

a. *Fleet Bank v. Whippany Venture I LLC* (02-03599-MFW)

On May 23, 2002, Fleet National Bank ("Fleet Bank") commenced an adversary proceeding against Whippany Venture I LLC ("Whippany"), one of the Debtors, seeking a determination that it has a secured Claim in the amount of $2,388,433.27 against Whippany, as well as seeking payment thereon.

By order dated August 26, 2003 (the "Order"), the Bankruptcy Court dismissed the adversary proceeding finding that Fleet Bank's claim was unsecured and that the amount of the Claim, if any, would be determined as part of the claims reconciliation process. Fleet Bank appealed the Order and the appeal is pending in the United States District Court for the District of Delaware.

b. *The IT Group, Inc., et al., v. Bookspan.* (02-04756-MFW)

In July of 2002, the Debtors commenced this adversary proceeding seeking a declaration from the Bankruptcy Court that the Debtors did not have to maintain $500,000 of the Sale Proceeds in a separate segregated account (the "Bookspan Account") on behalf of Rochelle Bookspan ("Bookspan"), a former employee of a subsidiary of The IT Group. The Bookspan Account was created pending resolution of a dispute related to a request by Bookspan for the return of income that Bookspan had deferred into the unfunded IT Corporation Deferred Compensation Plan (the "Deferred Compensation Plan"). The Deferred Compensation Plan is a "rabbi trust," which is an irrevocable grantor trust whose assets are subject to the claims of general creditors upon the settlor's insolvency. Bookspan counterclaimed asserting all of the Claims asserted by 25 former employees of the Debtors in the adversary proceeding styled Accardi, et al., v. IT Corporation, et al., (02-05486-MFW) in which they seek to recover benefits allegedly due under the Deferred Compensation Plan, including deferred salary, bonuses and interest owing.

The Bankruptcy Court granted the Debtors' renewed motion to dismiss the counterclaims asserted by Bookspan.

c. *The IT Group, Inc., et al., v. Sovereign Consulting, Inc.* (02-05108-MFW)

On July 12, 2002, Sovereign Consulting, Inc. ("Sovereign") filed proofs of claim against Whippany, LandBank, Inc. ("LandBank"), LandBank Environmental Properties LLC ("LandBank Environmental"), each in the amount of $485,228.89 (collectively, the "Sovereign Claims"). On July 25, 2002, Sovereign filed a motion (the "Sovereign Motion") directing the Debtors to release certain escrowed sale proceeds to Sovereign on the ground that the Debtors had not challenged the extent or validity of Sovereign's alleged lien within sixty days of the Sale Order. On August 7, 2002, IT Group, LandBank and LandBank Environmental (i) objected to the Motion, (ii) objected to the Sovereign Claims and commenced an adversary proceeding (the "Adversary Proceeding") in these Chapter 11 Cases by filing a complaint against Sovereign (the "Sovereign Complaint") alleging, among other things, breach of contract, unjust enrichment and recovery of fraudulent transfers pursuant to section 550 of the Bankruptcy Code.

The Sovereign Complaint and the Sovereign Claims arise from a construction services agreement (the "Construction Agreement") entered into between Whippany and Sovereign on or about August 17, 1999. Under the Construction Agreement, Sovereign was contractually obligated to perform certain demolition and environmental remediation services on 34 acres of property owned by Whippany at 45 Troy Hills Road in Whippany, Morris County, New Jersey (the "Whippany Property"). IT Group, LandBank and LandBank Environmental allege in the Sovereign Complaint that Sovereign breached its obligations under the Construction Agreement by failing to perform its contractual obligation to reduce contamination at the Whippany Property. The Sovereign Claims seek payment of a construction lien claim in the amount of $485,228.89, of which Sovereign alleges $372,485.45 represents a secured claim.

On September 17, 2002, the Bankruptcy Court entered an order (the "Sovereign Order") denying the Sovereign Motion and indicating that the Debtors have acknowledged that Sovereign has a valid lien in the amount of $372,485.85 secured by the funds held in escrow, provided that such acknowledgment by the Debtors does not constitute a determination by the Bankruptcy Court as to the rights of the parties in interest (other than the Debtors) to challenge the validity of Sovereign's alleged lien. In the United States District Court for the District of Delaware, the Debtors were prosecuting an appeal of the Sovereign Order. On September 19, 2002, the Bankruptcy Court entered an order staying the Adversary Proceeding. The Bankruptcy Court approved a settlement between the Debtors and Sovereign that provides, among other things, that the Debtors will pay Sovereign $180,000 out of the segregated proceeds held by the Debtors pursuant to the Sale Order. In return, Sovereign agreed to withdrawal with prejudice any and all proofs of claim it filed against any of the Debtors. As part of the settlement, the appeal was dismissed and the Adversary Proceeding was dismissed.

d. *Official Committee of Unsecured Creditors v. Citicorp USA, Inc.* (02-04761-MFW)

See Section IV.G.4. "Litigation Commenced by the Committee Against the Prepetition Lenders" for a detailed description of the Committee Lawsuit.

e. *Accardi, et al., v. IT Corporation, et al.* (02-05486-MFW)

As previously noted, 25 former employees (the "Plaintiffs") of the Debtors commenced this adversary proceeding against IT Corporation, IT Group, the Carlyle Partners II, LP, Anthony DeLuca, Francis J. Harvey, and Harry J. Soose, Jr. (the "Accardi Defendants"), seeking to recover benefits allegedly due under the Deferred Compensation Plan, including deferred salary, bonuses and interest owing thereon.

By order dated March 28, 2003, the Bankruptcy Court denied the Accardi Defendants' motion to dismiss, and directed the Plaintiffs to amend the complaint to make more specific allegations regarding certain alleged oral promises, concerning the assertion that the Deferred Compensation Plan was offered to more than just the highly compensated employees in order to determine whether the Deferred Compensation Plan is governed by ERISA. The Bankruptcy Court granted the Accardi Defendants' renewed motion to dismiss this adversary proceeding.

f. *City of Chula Vista et al., v. Otay Mesa Ventures, I LLC, et al.* (03-51542-MFW)

The City of Chula Vista, California, and the Redevelopment Agency of the City of Chula Vista (collectively, the "Plaintiffs") commenced this adversary proceeding against Debtors Otay Mesa Ventures I LLC, IT Corporation, and IT Group (the "Debtor Defendants") and Shaw, seeking declaratory relief to determine the validity, priority and amount of the Plaintiffs' purported lien, or in the alternative to invalidate the Shaw Transaction as to its claims and liens against certain property in the amount of $440,087 plus 10% annual interest accrued from April 1, 2002 to the date of payment, plus reasonable attorney's fees.

After acquiring the property in 1999, the Debtors entered into a first amendment to the Agreement (the "First Amendment") with the Plaintiffs in January 2000, pursuant to which the Debtors' repayment obligation was deferred until January 1, 2001. To secure the First Amendment, the Debtors gave a contractual lien against the property. In March 2001, the parties entered into a second amendment to the Agreement (the "Second Amendment"), which deferred repayment until January 1, 2002. The Plaintiffs alleged to have recorded both the First and Second Amendments with the County of San Diego.

The Plaintiffs agreed to dismiss Shaw from the adversary proceeding. The Debtor Defendants negotiated a settlement (the "Settlement"), that provides, among other things, that the Debtors shall pay the Redevelopment Agency of the City of Chula Vista $370,000 and the Plaintiffs shall withdraw all proofs of claims filed against the Debtors and dismiss the pending adversary proceeding. The Debtors' motion seeking approval of the Settlement was granted on December 22, 2003.

g. *River Park Business Center, Inc., v. IT Corp., et al.* (02-07181-MFW)

On or about December 23, 2002, River Park Business Center, Inc. ("River Park") filed a complaint (the "River Park Complaint") in these Chapter 11 Cases against IT Corporation and IT Group alleging breach of contract causing damages of not less than $3,342,051.11, seeking a declaratory judgment that IT Corporation must take all steps to discharge all outstanding liens on the Property (defined below) and indemnify the project owner on the basis that IT Group is liable for damages to River Park based upon a guaranty. On or about January 22, 2003, IT Corporation and IT Group filed an answer asserting various counterclaims and affirmative defenses including violations of the automatic stay, turnover of the Withheld Funds (defined below), and breach of contract causing damages in an amount not less than $1,883,076.54 (collectively, the "IT Counterclaims").

The River Park Complaint and the IT Counterclaims arise from a services agreement (the "Services Agreement") entered into between IT Corporation and River Park on or about September 18, 2001. Under the Services Agreement, IT Corporation agreed to perform certain services on property owned by River Park at 143 Parsippany Road in Whippany, New Jersey (the "Property"). In return for the services pursuant to the Services Agreement, River Park agreed to pay IT Corporation $2,571,082.98, which was increased by agreement to $3,616,852.97. On February 21, 2002, IT Corporation invoiced (the "February Invoice") River Park for $1,883,076.54 for work previously invoiced and for work not previously invoiced. To date, River Park has not paid the February Invoice (the "Withheld Funds"). On April 22, 2002, IT Corporation filed a construction lien against the Property, in the Morris County Court in the amount of $1,742,638.25. On January 24, 2003, IT Corporation filed a complaint against River Park in the Superior Court of New Jersey, Morris County.

On or about July 15, 2002, River Park filed a proof of claim against IT Corporation in the amount of $3,767,051.11 (the "River Park Claim"). On or about April 4, 2003, the Debtors filed an objection to the River Park Claim seeking to bar River Park form setting off its Claim against any claim of IT Corporation or IT Group.

River Park and the Debtors negotiated a settlement (the "Settlement") providing, among other things, that River Park shall pay IT Corporation $10,000.00 and the parties shall dismiss all actions, withdraw all Claims and release, cancel or withdraw all liens or notices of lis pendens related to the Property. The Bankruptcy Court approved the Settlement by order entered on October 6, 2003.

V. SUMMARY OF THE PLAN

The Plan Proponents expect that as a result of the chapter 11 process and through the Plan, creditors will obtain a substantially greater recovery from the Debtors' Estates than the recovery that would be available under chapter 7 of the Bankruptcy Code. The Plan is annexed hereto as **Exhibit A** and forms a part of this Disclosure Statement. The summary of the Plan set forth below is qualified in its entirety by the more detailed provisions set forth in the Plan.

A. Classification and Treatment of Claims and Equity Interests

If the Plan is confirmed by the Bankruptcy Court, each holder of an Allowed Claim or Equity Interest in a particular class will receive the same treatment as the other holders in the same class of Claims or Equity Interests, whether or not such holder voted to accept the Plan. Moreover, upon confirmation, the Plan will be binding on all of the Debtors' creditors and holders of Equity Interests whether or not such creditors or holders of Equity Interests voted to accept the Plan. Such treatment will be in full satisfaction, release and discharge of and in exchange for such holder's respective Claims or Equity Interests, except as otherwise provided in the Plan.

1. Unclassified Claims

The Bankruptcy Code does not require classification of certain priority claims. In these Chapter 11 Cases, these unclassified claims include Administrative Claims and Tax Claims.

a. Administrative Claims. An Administrative Claim is (i) a Claim incurred by a Debtor (or its Estate) on or after the Petition Date and before the Effective Date for a cost or expense of administration in the Chapter 11 Cases entitled to priority under sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, Cure Claims, Fee Claims and Statutory Fees, if any, (ii) reasonable pre-Committee fees and expenses of White & Case LLP up to $53,000 and The Bayard Firm up to $11,000 as counsel to the ad hoc committee of holders of the Old 11 ¼% Notes in connection with these Chapter 11 Cases, (iii) reasonable fees and expenses of Raymond Pompe and Charles Brewer up to $60,000 in the aggregate as consultants to the Committee, and (iv) reasonable fees and expenses of counsel to the Agent incurred through the Effective Date.

Under the Plan, on the applicable Distribution Date, each holder of an Allowed Administrative Claim shall receive (i) the amount of such holder's Allowed Claim in one Cash payment, or (ii) such other treatment as may be agreed upon in writing by Reorganized IT Group or, if applicable, the Litigation Trust Trustee, and such holder; provided, that an Administrative Claim representing a liability incurred in the ordinary course of business of the Debtors may be paid at Reorganized IT Group's or, if applicable, the Litigation Trust Trustee's, election in the ordinary course of business.

Each Professional Person shall be required to file with the Bankruptcy Court, and serve on all parties required to receive notice, a Fee Application within forty-five (45) days after the Effective Date. **The failure to file timely and serve such Fee Application shall result in the Fee Claim being forever barred and discharged under the Plan.**

b. Tax Claims. A Tax Claim is that portion of any Claim for unpaid taxes which is entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code. The Committee believes that the Debtors were substantially current on their tax obligations at the time of commencement of these Chapter 11 Cases and that the Debtors' total liability to taxing authorities is less than $2,000,000. The Committee, however, has not yet determined to what extent such amounts are properly characterized as secured claims, versus tax claims entitled to priority under section 507(a)(8) of the Bankruptcy Code.

The Tax Collector of Palm Beach County has asserted an alleged Tax Claim of approximately $7,900.02. To the extent such Claim becomes an Allowed Tax Claim under the Plan, such Allowed Tax Claim shall be paid in full in Cash on the later of the Effective Date or entry of a Final Order allowing such Tax Claim. The State of Washington, Department of Revenue has also asserted an alleged Tax Claim. To the extent such Claim becomes an

Allowed Tax Claim under the Plan, such Allowed Tax Claim shall be paid in full in Cash on the later of the Effective Date or entry of a Final Order allowing such Tax Claim.

Pursuant to the Plan, at the election of the Debtors or, on or after the Effective Date, Reorganized IT Group or, if applicable, the Litigation Trust Trustee, each holder of an Allowed Tax Claim shall receive in full satisfaction of such holder's Allowed Tax Claim, (a) the amount of such holder's Allowed Tax Claim, with Post-Confirmation Interest thereon, in equal annual Cash payments on each anniversary of the Effective Date, until the sixth anniversary of the date of assessment of such Tax Claim (provided that the Disbursing Agent may prepay the balance of any such Allowed Tax Claim at any time without penalty); (b) a lesser amount in one Cash payment as may be agreed upon in writing by such holder and Reorganized IT Group or, if applicable, the Litigation Trust Trustee; or (c) such other treatment as may be agreed upon in writing by such holder and Reorganized IT Group or, if applicable, the Litigation Trust Trustee. The Confirmation Order shall enjoin any holder of a Tax Claim from commencing or continuing any action or proceeding against any responsible person or officer or director of the Debtors that otherwise would be liable to such holder for payment of a Tax Claim so long as no default has occurred with respect to such Tax Claim under Section 5.2 of the Plan.

2. Substantial Contribution Claims

In addition to the foregoing, section 503(b) of the Bankruptcy Code provides for payment of compensation to creditors, indenture trustees, and certain other persons making a "substantial contribution" to a reorganization case and to attorneys for and other professional advisers to such persons. The amounts, if any, that may be sought by entities for such compensation are not known by the Debtors at this time. Requests for compensation must be approved by the Bankruptcy Court after a hearing on notice at which the Debtors and other parties in interest may participate and, if appropriate, object to the allowance of any compensation and reimbursement of expenses.

3. Classified Claims

The following describes the Plan's classification of the Claims and Equity Interests that are required to be classified under the Bankruptcy Code and the treatment that the holders of Allowed Claims or Equity Interests will receive for such Claims or Equity Interests:

a. Class 1: Priority Claims. The "Priority Claims" consist of any Claim to the extent such Claim is entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than the Lender Claims, Non-Lender Secured Claims, Administrative Claims and Tax Claims.

The Priority Claims are unimpaired under the Plan. The Committee anticipates that no Priority Claims will be allowed. To the extent any Priority Claims are allowed, however, pursuant to the Plan, each holder of an Allowed Priority Claim shall have its Allowed Priority Claim either paid in full in cash on the Effective Date or reinstated pursuant to section 1124 of the Bankruptcy Code.

Because the Priority Claims are unimpaired under the Plan, the holders of Priority Claims are deemed to have accepted the Plan.

b. Class 2: Non-Lender Secured Claims. A "Non-Lender Secured Claim" is, excluding Lender Claims, (i) a Claim secured by a Lien on any Assets, which lien is valid, perfected, and enforceable under applicable law and is not subject to avoidance under the Bankruptcy Code or applicable non-bankruptcy law, and which is duly established in the Chapter 11 Cases, but only to the extent of the value of the holder's interest in the collateral that secures payment of the Claim; (ii) a Claim that is subject to a valid right of recoupment or setoff under section 553 of the Bankruptcy Code, but only to the extent of the Allowed amount subject to recoupment or setoff as provided in section 506(a) of the Bankruptcy Code; and (iii) a Claim allowed under the Plan as a Non-Lender Secured Claim. The class of Non-Lender Secured Claims may include certain secured Claims of governmental taxing authorities for real and personal property taxes. The Committee estimates that the Allowed Non-Lender Secured Claims will total at least $1,500,000 as of the Effective Date.

The Plan provides that each holder of an Allowed Non-Lender Secured Claim shall be impaired under the Plan and, pursuant to section 1129(b) of the Bankruptcy Code, shall, at the election of the Plan Proponents, Reorganized IT Group or the Litigation Trust Trustee (as applicable) in consultation with the Agent, receive one of the following treatment options: (i) each holder of an Allowed Non-Lender Secured Claim shall retain its liens securing its Allowed Non-Lender Secured Claim and receive on account of its Allowed Non-Lender Secured Claim deferred cash payments having a present value on the Effective Date equal to the amount of its Allowed Non-Lender Secured Claim; (ii) each holder of an Allowed Non-Lender Secured Claim shall realize the "indubitable equivalent" of its Allowed Non-Lender Secured Claim; (iii) the property securing the Allowed Non-Lender Secured Claim shall be sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds as provided in clause (i) or (ii) of this subparagraph; or (iv) if such Allowed Non-Lender Secured Claim is subject to a valid right of recoupment or setoff, such Claim shall be setoff to the extent of the amount subject to setoff in accordance with sections 506(a) and 553 of the Bankruptcy Code.

The Non-Lender Secured Claims are impaired under the Plan, and the holders of the Non-Lender Secured Claims are entitled to vote to accept or reject the Plan in the manner and to the extent provided for in the Voting Procedures Order.

c. Class 3: Lender Claims. Lender Claims are all Claims of the Prepetition Lenders under the Prepetition Credit Facility and Cash Collateral Orders. The Allowed Lender Claims total approximately $502 million. In accordance with the Plan Settlement, the Lender Claims shall be Allowed in full under the Plan and each holder of an Allowed Lender Claim shall receive on the Effective Date and on any applicable Distribution Date thereafter, in full and complete satisfaction of such Claim, its Pro Rata Share of (i) 87.5% of the Available Proceeds, (ii) 90% of the Shaw Stock, (iii) 20% of Avoidance Action Recoveries, and (iv) 75% of the first $10,000,000 of Estate Cause of Action Recoveries and 50% of Estate Cause of Action Recoveries thereafter. In the event that holders of Allowed Lender Claims receive distributions from Reorganized IT Group after the Effective Date, the cumulative distributions from IT Group and Reorganized IT Group under this provision to a holder of an Allowed Lender Claim shall not exceed the amount of such holder's Allowed Lender Claim.

For purposes of the Plan, pursuant to section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019 and subject to the occurrence of the Effective Date, entry of the Confirmation Order shall constitute approval of a compromise and settlement of all Causes of Action as of the Effective Date by and between the Agent and the Prepetition Lenders, on the one hand, and the Debtors, the Subsidiaries that are not Debtors, and the Committee (and all of its members), on the other hand, pursuant to which, and upon the occurrence of the Effective Date, (a) the Lender Claims shall be deemed Allowed in full as provided in Section 4.1(c) of the Plan, (b) the Committee Lawsuit shall be dismissed with prejudice, (c) any and all claims and Causes of Action of the Debtors (and their Estates), the Subsidiaries that are not Debtors, and the Committee (and all of its members) against the Agent and/or the Prepetition Lenders as of the Effective Date shall be forever waived, discharged, released and enjoined, (d) the holders of Allowed Lender Claims shall receive the treatment accorded such Claims pursuant to the Plan in complete satisfaction thereof, including, without limitation, any subordination or other provisions in respect of the Old Notes, the holders thereof or the Indenture Trustee, and (e) any right to a Distribution on account of any deficiency Claim, Unsecured Claim or Administrative Claim (other than any claims under the Plan or for the reimbursement of all reasonable fees and expenses of the Agent incurred through the date on which the Committee is dissolved in accordance with Section 13.4 of the Plan, which claims shall remain in effect and shall be treated and paid as Administrative Claims in accordance with the Plan without the need to file any Administrative Claim pursuant to the Administrative Bar Date or otherwise comply with Section 5.1 of the Plan) by the holders of the Lender Claims shall be forever waived, discharged, released and enjoined, which Claims shall be deemed satisfied in full by the treatment accorded the Lender Claims under the Plan. Subject to the occurrence of the Effective Date, entry of the Confirmation Order shall constitute approval of the Plan Settlement and authorize the parties to take all actions that are necessary or appropriate to implement and give effect to the Plan Settlement.

The Lender Claims are impaired under the Plan, and the holders of the Lender Claims are entitled to vote to accept or reject the Plan in the manner and to the extent provided for in the Voting Procedures Order.

d. Class 4A: General Unsecured Claims. "General Unsecured Claims" means an Unsecured Claim other than a Litigation Unsecured Claim, a Securities Litigation Claim and a Subordinated Claim. Class 4A consists of all General Unsecured Claims. Excluding duplicate and superseded claims, there currently exist scheduled and filed General Unsecured Claims totaling approximately $485,000,000. The Committee is currently analyzing such claims, but cannot at this time state with specificity which claims will ultimately become Allowed General Unsecured Claims.

In accordance with the Plan Settlement, each holder of an Allowed General Unsecured Claim shall receive on the applicable Distribution Date on account of its Allowed General Unsecured Claim, its Pro Rata Share of (i) 12.5% of the Available Proceeds, (ii) the net proceeds from the sale or other disposition of 10% of the Shaw Stock in accordance with the Plan, (iii) 80% of Avoidance Action Recoveries, and (iv) 25% of the first $10,000,000 of Estate Cause of Action Recoveries and 50% of Estate Cause of Action Recoveries thereafter. In the event that holders of Allowed General Unsecured Claims receive distributions from Reorganized IT Group after the Effective Date, the cumulative distributions from IT Group and Reorganized IT Group under this provision to a holder of an Allowed General Unsecured Claim shall not exceed the amount of such holder's Allowed General Unsecured Claim.

The General Unsecured Claims are impaired under the Plan, and the holders of General Unsecured Claims are entitled to vote to accept or reject the Plan in the manner and to the extent provided for in the Voting Procedures Order.

e. Class 4B: Litigation Unsecured Claims. "Litigation Unsecured Claims" means (i) an Environmental Unsecured Claim; (ii) a Tort Unsecured Claim; and (iii) any other Unsecured Claim, except a Securities Litigation Claim and a Subordinated Claim, against any Debtor that is asserted in any court, tribunal or proceeding. Class 4B consists of all Litigation Unsecured Claims. Excluding duplicate and superseded claims, there currently exists scheduled and filed Litigation Unsecured Claims totaling approximately $15,000,000. The Committee is currently analyzing such claims, but cannot at this time state with specificity which claims will ultimately become Allowed Litigation Unsecured Claims. The Plan provides that each Litigation Unsecured Claim shall be liquidated pursuant to the Plan ADR. To the extent any such Claim becomes an Allowed Litigation Unsecured Claim as provided in the Plan ADR, the holder of such Claim shall receive on any applicable Distribution Date on account of its Allowed Litigation Unsecured Claim, its Pro Rata Share of the Distributions to holders of Allowed General Unsecured Claims as provided in Section 4.1(d) of the Plan. To the extent any Allowed Litigation Unsecured Claim is an Insured Claim, the amount of its Allowed Litigation Unsecured Claim shall be reduced by the amount of insurance proceeds, if any, to pay such Claim, and the Pro Rata Share with respect to such Allowed Litigation Unsecured Claim shall be determined based upon such reduced amount. In the event that holders of Allowed Litigation Unsecured Claims receive distributions from Reorganized IT Group after the Effective Date, the cumulative distributions from IT Group and Reorganized IT Group under this provision to a holder of an Allowed Litigation Unsecured Claim shall not exceed the amount of such holder's Allowed Litigation Unsecured Claim.

The Litigation Unsecured Claims are impaired under the Plan, and the holders of Litigation Unsecured Claims are entitled to vote to accept or reject the Plan in the manner and to the extent provided for in the Voting Procedures Order.

f. Class 4C: Securities Litigation Claims. "Securities Litigation Claims" means any claim or Cause of Action against the Debtors, their predecessors or successors arising from rescission of a purchase or sale of the Old Notes or Equity Interests of any Debtor, or for damages arising from the purchase or sale of the Old Notes or Equity Interests of any Debtor, or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a claim.

In accordance with section 510(b) of the Bankruptcy Code, an Allowed Securities Litigation Claim shall be subordinated to all senior classes. In the event that holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims receive distributions under the Plan from Reorganized IT Group after the Effective Date and the cumulative distributions received by all such holders from IT Group and Reorganized IT Group equal the aggregate amount of the Allowed Claims of all such holders and all of such Allowed Claims have been paid in full, then each holder of an Allowed Securities Litigation Claim shall receive its Pro Rata Share of the distributions, if any, by Reorganized IT Group under the Plan in excess of such aggregate amount; provided, however, that under no circumstances shall the distributions under this provision to the holder of an Allowed Securities Litigation Claim exceed the amount of such holder's Allowed Securities Litigation Claim. Other than the potential to receive the foregoing distribution, each holder of an Allowed Securities Litigation Claim shall not receive or retain any Distribution or consideration on account of such Allowed Securities Litigation Claim.

Because the Securities Litigation Claims are impaired under the Plan and are not expected to receive a Distribution of value under the Plan, the holders of such Securities Litigation Claims are not entitled to vote and are deemed to have rejected the Plan.

g. Class 4D: Subordinated Claims. "Subordinated Claims" means any Claim subordinated pursuant to a Final Order under section 510(c) of the Bankruptcy Code.

There are currently no scheduled or filed Subordinated Claims. To the extent any Subordinated Claims are allowed, however, under the Plan, in the event that holders of Allowed Lender Claims, Allowed General Unsecured Claims, Allowed Litigation Unsecured Claims and Allowed Securities Litigation Claims receive distributions under the Plan from Reorganized IT Group after the Effective Date and the cumulative distributions received by all such holders from IT Group and Reorganized IT Group equal the aggregate amount of the Allowed Claims of all such holders and all of such Allowed Claims have been paid in full, then each holder of an Allowed Subordinated Claim shall receive its Pro Rata Share of the distributions, if any, by Reorganized IT Group under the Plan in excess of such aggregate amount; provided, however, that under no circumstances shall the distributions under this provision to the holder of an Allowed Subordinated Claim exceed the amount of such holder's Allowed Subordinated Claim. Other than the potential to receive the foregoing distribution, each holder of an Allowed Subordinated Claim shall not receive or retain any Distribution or consideration on account of such Allowed Subordinated Claim.

Because the Subordinated Claims are impaired under the Plan and are not expected to receive a Distribution of value under the Plan, the holders of such Subordinated Claims are not entitled to vote and are deemed to have rejected the Plan.

4. Equity Interests

Class 5: Equity Interests. "Equity Interest" means any ownership or equity interest in any of the Debtors, including without limitation, interests evidenced by common or preferred stock, warrants, options, limited liability company membership interests or other rights to purchase any ownership or equity interest in any of the Debtors. On the Effective Date, all Equity Interests in IT Group shall be canceled, annulled and extinguished and one share of New Common Stock shall be issued to the Plan Administrator, who shall hold such share for the benefit of the holders of such former Equity Interests consistent with their former economic entitlements; provided, however, that no such share of New Common Stock shall be issued if IT Group is dissolved effective as of the Effective Date. Other than such beneficial interest (which shall be non-transferable), each holder of an Equity Interest in IT Group shall neither receive nor retain any property or interest in property under the Plan on account of such Equity Interest. All Equity Interests in all of the other Debtors shall be canceled, annulled and extinguished when such Debtors are dissolved or merged out of existence in accordance with Section 7.3 of the Plan, and no distribution of any property shall be made with respect to such Equity Interests. On or promptly after the Effective Date, Reorganized IT Group shall file with the SEC a Form 15 for the purpose of terminating the registration of any of its publicly traded securities. In the event Reorganized IT Group is dissolved after the Effective Date in accordance with Section 7.3 of the Plan, the New Common Stock of Reorganized IT Group outstanding after the Effective Date shall be canceled on the date Reorganized IT Group is so dissolved.

Because the holders of Equity Interests are impaired under the Plan and are not expected to receive a Distribution of value under the Plan, the holders of Equity Interests are not entitled to vote and are deemed to have rejected the Plan.

B. Alternative Dispute Resolution

The Debtors have been and continue to be parties to legal actions arising in the ordinary course of business. The commencement of the Chapter 11 Cases acted to stay these actions. Currently, the automatic stay imposed by section 362 of the Bankruptcy Code has shielded the Debtors' Estates from the enormous expense of litigating claims that are based upon underlying state and federal court lawsuits. Although many claims have been permitted to proceed to judgment and liquidation to the extent of available insurance proceeds, notwithstanding the automatic stay, the continued permitting of actions to proceed to judgment and liquidation will require the Debtors to expend significant resources, and lead to the depletion of available insurance proceeds, a vital resource of the Debtors'

Estates. As such, the Plan Proponents believe that an orderly process for liquidating these claims is a necessary component of the chapter 11 process.

Due to the sheer magnitude of Claims relating to legal actions filed against the Debtors, resolution of these Claims through litigation would be a time-consuming and inefficient process and would represent a substantial drain on the Debtors' resources. The Plan Proponents believe that approving certain alternative dispute resolution procedures (the "Plan ADR") to assist in the resolution of Litigation Unsecured Claims in Class 4B under the Plan (the "ADR Claims") is in the best interests of the Debtors' Estates because they offer all parties concerned, a simpler, less time-consuming and far less expensive alternative to litigation. Notwithstanding the adoption of the Plan ADR, the parties are encouraged to settle ADR Claims during the Plan ADR by mutual consent.

Pursuant to the applicable Insurance Policies, the Insurance Companies have certain rights and duties to defend, adjust, settle and/or pay certain of the ADR Claims. Nothing in the Plan ADR shall be construed to alter or amend the rights and duties of the parties to an Insurance Policy, and no payment from an Insurance Company pursuant to a Settlement Offer may be authorized without such Insurance Company's written consent or a final judgment of a court of competent jurisdiction. If an ADR Claim is known to be covered in whole or in part by an Insurance Policy, the applicable Insurance Company shall be notified of the Claim and shall have the right to withdraw the Claim from the Plan ADR subject to its rights and duties under such Insurance Policy. If an Insurance Company does not withdraw an ADR Claim from the Plan ADR, the Insurance Company has the right to fully participate in the Plan ADR in accordance with the rights and duties of the parties to such Insurance Policy.

Insurance Companies that wish to be provided with a list of the ADR Claims may request such list from the administrator of the Plan ADR (the "ADR Administrator").

Holders of ADR Claims shall, absent Bankruptcy Court order, be enjoined from, among other things, commencing or continuing any action or proceeding in any manner or any place to collect or otherwise enforce a Claim against the Debtors or their property other than through the Plan ADR (the "ADR Injunction"). The ADR Injunction will expire with respect to an ADR Claim only when the Plan ADR has been completed. In addition, ADR Claims will remain subject to the automatic stay under section 362 of the Bankruptcy Code, unless the stay is or has been earlier terminated by an order of the Bankruptcy Court. All rights of holders of ADR Claims to seek relief from the Bankruptcy Court from the ADR Injunction or the automatic stay of section 362 of the Bankruptcy Code shall be reserved notwithstanding the Plan ADR.

The Offer Exchange Procedures

Within sixty (60) days after the Effective Date, the ADR Administrator shall serve each holder of an ADR Claim with a notice (the "ADR Notice") and these offer exchange procedures (the "Offer Exchange Procedures"). If an ADR Claim is known to be covered by an Insurance Policy, the Insurance Company will receive a copy of the ADR Notice regarding such ADR Claim. Holders of Claims for which the automatic stay was modified by order of the Bankruptcy Court to allow the litigation underlying such Claim to commence or proceed (the "Non-Stayed Claims") will also receive a notice providing them with an opportunity to voluntarily opt-in to, and thereby participate in, the Plan ADR (an "Opt-In Notice").

In this stage of the Plan ADR, the parties are provided with an opportunity to exchange settlement offers and, if possible, resolve an ADR Claim on a consensual basis without any further actions by the parties (the "Offer Exchange Procedures"). Within thirty (30) days after service upon a claimant of an ADR Notice, the claimant shall verify certain information, attach any relevant documents regarding its ADR Claim, and return the ADR Notice and such information and documents to the ADR Administrator along with a settlement offer (the "Settlement Offer"). Failure to return the ADR Notice within this time period will result in the applicable claimant's ADR Claim being subject to disallowance upon application to the Bankruptcy Court.

A Settlement Offer shall be in a fixed dollar amount and shall not exceed the amount or improve the priority set forth on the claimant's most recent timely filed proof of claim, amended proof of claim or scheduled claim, whichever is greater. The amount proposed in the Settlement Offer is presumed to be classified as a Litigation Unsecured Claim under the Plan, unless the Settlement Offer specifically contains a different claim classification. The claimant may not return the ADR Notice or the Opt-in-Notice with an unknown, unliquidated, indefinite or similar Settlement Offer. If such a Settlement Offer is received, the applicable claimant's ADR Claim will be subject to disallowance upon application to the Bankruptcy Court.

The ADR Administrator must respond in writing to the Settlement Offer within thirty (30) days from the date of its receipt of the claimant's Settlement Offer (the "Response Deadline") by:

- accepting the Settlement Offer;
- rejecting the Settlement Offer;
- making a Counteroffer; or
- requesting additional documentation so that the ADR Administrator may in good faith respond to the Settlement Offer.

If the ADR Administrator, in consultation with the associated Insurance Company, if any, responds to the Settlement Offer by requesting additional documentation, the claimant must respond within fifteen (15) days of the date of such response. If the claimant fails to timely respond, the ADR Administrator, in consultation with the associated Insurance Company, if any, may seek disallowance of the ADR Claim by application to the Bankruptcy Court. If the ADR Administrator, in consultation with the associated Insurance Company, if any, responds by making a counteroffer (the "Counteroffer"), the claimant must respond within fifteen (15) days of the date of such response (the "Counteroffer Response Period"). If the claimant fails to timely respond to the Counteroffer, the claimant's ADR Claim will be allowed in the amount and classification set forth in the Counteroffer.

Upon mutual written consent, the parties may exchange additional Settlement Offers after the termination of the Counteroffer Response Period. If the Plan ADR process does not resolve an ADR Claim, all rights, if any, of the holder of such ADR Claim to a jury trial shall be reserved.

The implementation of the Plan ADR shall not otherwise modify the obligations of the Debtors or their insurance companies under the Debtors' insurance policies and related agreements.

If an ADR Claim becomes an Allowed Claim, it shall be treated as a Litigation Unsecured Claim as provided in Class 4B of the Plan.

HOLDERS OF LITIGATION UNSECURED CLAIMS ARE URGED TO READ THE PLAN ADR IN ITS ENTIRETY. To the extent of any inconsistencies between the terms of the Plan ADR and the description set forth herein, the Plan ADR shall control.

C. Conditions Precedent to Confirmation

The Plan will not be confirmed, and the Confirmation Order will not be entered, until and unless certain specified "Confirmation Conditions" have been satisfied or waived by the Committee and the Agent in writing. These Confirmation Conditions are as follows:

1. The Clerk of the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, approving the Plan Documents, authorizing the Debtors to execute, enter into, and deliver the Plan Documents and to execute, implement, and to take all actions otherwise necessary or appropriate to give effect to, the transactions contemplated by the Plan and the Plan Documents.

2. The Confirmation Order shall be, in form and substance, acceptable to the Plan Proponents and the Agent.

D. Conditions Precedent to the Occurrence of the Effective Date

The "effective date of the plan," as used in section 1129 of the Bankruptcy Code, will not occur, and the Plan will be of no force and effect, until the Effective Date. The "Effective Date" will occur on a date selected by the Plan Proponents (after consultation with the Agent) after which all of the following conditions (but no later than 30 days after the occurrence thereof) have been satisfied or waived:

1. The Confirmation Order shall have been entered by the Clerk of the Bankruptcy Court, shall be in full force and effect and shall not be subject to any stay or injunction.

2. All necessary consents, authorizations and approvals shall have been given for the transfers of property and the payments provided for or contemplated by the Plan, including, without limitation, satisfaction or waiver of all conditions to the obligations of the Debtors under the Plan and the Plan Documents.

In the event any of the conditions to the Effective Date have not been satisfied or waived, and upon written notification submitted by the Plan Proponents or the Agent to the Bankruptcy Court, (a) the Confirmation Order shall be vacated; (b) no Distributions under the Plan shall be made; (c) the Debtors and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred; and (d) all of the Debtors' obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained herein shall be deemed to constitute a waiver or release of any claims by or against the Debtors or any other entity or to prejudice in any manner the rights of the Debtors, the Committee, the Prepetition Lenders or any other entity in any further proceedings involving the Debtors.

E. Assumption of Executory Contracts and Unexpired Leases

Section 365 of the Bankruptcy Code gives the Debtors the power, subject to the approval of the Bankruptcy Court, to assume or reject executory contracts and unexpired leases. If an executory contract or unexpired lease is rejected, the other party to the agreement may file a claim for damages incurred by reason of the rejection. In the case of rejection of leases of real property, such damage claims are subject to certain limitations imposed by the Bankruptcy Code.

Exhibit 2 to the Plan sets forth a list of executory contracts and unexpired leases, together with the amount, if any, required to cure any defaults, to be assumed under the Plan by the Debtors. Subject to the occurrence of the Effective Date, any executory contracts or unexpired leases listed on Exhibit 2 to the Plan, as such may be amended prior to the Confirmation Hearing, shall be deemed to have been assumed by the Debtors on the Effective Date. The Plan shall constitute a motion to assume such executory contracts and unexpired leases. Subject to the occurrence of the Effective Date, the Confirmation Order shall constitute approval of such assumptions pursuant to section 365 of the Bankruptcy Code and findings by the Bankruptcy Court that the amounts listed on Exhibit 2 are sufficient to cure any defaults that may exist, that each assumption is in the best interest of the Debtors, their estates, and all parties in interest in the Chapter 11 Cases and that the requirements for assumption of such executory contracts or unexpired leases under section 365 of the Bankruptcy Code have been satisfied. Except as otherwise provided in the following sentence, all cure payments which may be required by section 365(b)(1) of the Bankruptcy Code under any executory contract or unexpired lease which is assumed under the Plan shall be made by the Debtors on the Effective Date or as soon as practicable thereafter. In the event of a dispute, cure payments required by section 365(b)(1) of the Bankruptcy Code shall be paid upon entry of a Final Order resolving such dispute. Any Cure Claim must be timely filed and served as required by the Plan. At this time, no executory contracts or unexpired leases have been identified in Exhibit 2, but the Plan Proponents reserve the right to identify any such contracts or leases prior to the Confirmation Hearing.

Exhibit 3 to the Plan sets forth a list of executory contracts and unexpired leases, together with the amount, if any, required to cure any defaults, to be assumed under the Plan by the Debtors and assigned to the IT Environmental Liquidating Trust. Any executory contracts or unexpired leases listed on Exhibit 3 to the Plan, as such may be amended prior to the Confirmation Hearing, shall be deemed to have been assumed by the Debtors and assigned to the IT Environmental Liquidating Trust on the Effective Date. The Debtors are relieved of any liability with respect to the executory contracts and unexpired leases listed on Exhibit 3 to the Plan pursuant to section 365(k) of the Bankruptcy Code. In addition, the IT Environmental Liquidating Trust shall satisfy all of the Debtors' obligations to cure defaults and compensate for damages with respect to any of the executory contracts and unexpired leases listed on Exhibit 3 to the Plan pursuant to section 365(b) of the Bankruptcy Code.

F. Rejection of Executory Contracts and Unexpired Leases

Any executory contracts or unexpired leases of any of the Debtors that (a) are not listed on Exhibits 2 or 3 to the Plan, (b) have not been approved by the Bankruptcy Court prior to the Confirmation Date for assumption and assignment by any of the Debtors or rejection by any of the Debtors, and (c) are not the subject of pending motions to assume on the Confirmation Date shall be deemed to have been rejected by the Debtors effective as of the Effective Date; provided, however, that the assumption and assignment of the operating agreement of Space Gateway Support LLC shall be completed pursuant to the Bankruptcy Court's order dated June 20, 2002 (docket number 1733). The Plan shall constitute a motion to reject such executory contracts and unexpired leases, and the Debtors shall have no liability thereunder except as is specifically provided in the Plan. The Confirmation Order shall constitute approval of such rejections pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such rejected executory contract or unexpired lease is burdensome and that the rejection thereof is in the best interest of the Debtors, their estates, and all parties in interest in the Chapter 11 Cases.

G. Claims Arising from Rejection or Termination

Claims created by the rejection of executory contracts or unexpired leases or the expiration or termination of any executory contract or unexpired lease prior to the Confirmation Date must be filed with the Bankruptcy Court and served on the Debtors (a) in the case of an executory contract or unexpired lease rejected by the Debtors prior to the Confirmation Date, in accordance with the later of the Bar Date Order or thirty (30) days after the date of the order of the Bankruptcy Court authorizing and approving such rejection, or (b) in the case of an executory contract or unexpired lease that (i) was terminated or expired by its terms prior to the Confirmation Date, or (ii) is deemed rejected pursuant to Section 11.2 of the Plan, no later than thirty (30) days after the Confirmation Date, or (c) in the case of an executory contract or unexpired lease that is rejected by the Debtors after the Confirmation Date, within thirty (30) days after the date of the order of the Bankruptcy Court authorizing and approving such rejection. In accordance with the Plan and the Confirmation Order, any Claims for which a proof of claim is not filed and served within such time will be forever barred from assertion and shall not be enforceable against the Debtors, Reorganized IT Group, the Litigation Trust, or their respective estates, assets, properties, or interests in property. Unless otherwise ordered by the Bankruptcy Court, all such Claims that are timely filed as provided herein shall be treated as General Unsecured Claims under the Plan subject to objection as provided in the Plan.

H. Fractional Distributions

Notwithstanding anything to the contrary contained in the Plan, no Cash payments of fractions of cents and no fractional distributions of shares of the Shaw Stock will be made. Fractional cents shall be rounded down to the nearest whole cent. Fractional shares shall be rounded down to the next-lower whole number of shares.

I. Provisions for Treatment of Contested Claims

The Disbursing Agent, acting on behalf of Reorganized IT Group or, if applicable, the Litigation Trust, may object to the allowance of Claims filed with the Bankruptcy Court with respect to which liability is disputed in whole or in part. All objections that are filed and prosecuted shall be litigated to Final Order or compromised and settled in accordance with Section 8.3 of the Plan. Unless otherwise ordered by the Bankruptcy Court, all objections to Claims are required to be served and filed no later than one hundred and eighty (180) days after the Effective Date.

Under Article VIII of the Plan, from and after the Effective Date, all Claims may be compromised and settled according to the following procedures:

1. The following settlements or compromises do not require the review or approval of the Bankruptcy Court or any other party in interest:

a. The settlement or compromise of a Claim pursuant to which such Claim is Allowed in an amount of $250,000 or less; and

b. The settlement or compromise of a Claim where the difference between the amount of the Claim listed on the Debtors' Schedules and the amount of the Claim proposed to be Allowed under the settlement is $250,000 or less; and

2. The following settlements or compromises shall be submitted to the Bankruptcy Court for approval:

a. Any settlement or compromise not described in subsection "1." above; and

b. Any settlement or compromise of a Claim that involves an "insider," as defined in section 101(31) of the Bankruptcy Code.

If a Contested Claim becomes Allowed, whether by a Final Order or by a compromise and settlement, the holder of such Contested Claim will receive the Distributions to which such holder is then entitled under the Plan. No interest will be paid on account of Contested Claims that later become Allowed, except to the extent that payment of interest is required under section 506(b) of the Bankruptcy Code, and no Distribution will be made by the Disbursing Agent with respect to all or any portion of any Contested Claim pending the entire resolution of such Claim.

J. Discharge of the Debtors

The rights afforded in the Plan and the treatment of all Claims and Equity Interests shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Equity Interests of any nature whatsoever, including any interest accrued thereon from and after the Petition Date, against the Debtors and the debtors-in-possession, or any of their Estates, Assets, properties, or interests in property. Except as otherwise provided in the Plan, on the Effective Date, all Claims against and Equity Interests in the Debtors shall be satisfied, discharged, and released in full. The Debtors shall not be responsible for any obligations of the Debtors, except those expressly assumed by any of the Debtors in the Plan. Except as otherwise provided in the Plan, all Persons shall be precluded and forever barred from asserting against the Debtors, Reorganized IT Group, the Litigation Trust, their respective successors or assigns, or their respective Assets, properties, or interests in property any other or further Claims or Equity Interests based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date, whether or not the facts of or legal bases therefor were known or existed prior to the Effective Date.

Christine Myers, as guardian-ad-litem for Lacie Myers, a minor, and individually ("Myers") takes the position that the Debtors are not entitled to a discharge pursuant to section 1141(d)(3) of the Bankruptcy Code and that one of the options of the Bankruptcy Court is to strike the discharge provisions of the Plan. The Plan Proponents dispute Myers' positions.

K. Modification of the Plan

The Plan Proponents may alter, amend, or modify the Plan or any exhibits under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date, provided all Plan Proponents and the Agent have agreed to such alteration, amendment or modification. The Plan Proponents (with the consent of the Agent) may modify the Plan at any time after confirmation and before substantial consummation, provided that the Plan, as modified, meets the requirements of sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan as modified, under section 1129 of the Bankruptcy Code, and the circumstances warrant such modifications. A holder of a Claim that has accepted or rejected the Plan shall be deemed to have accepted or rejected, as the case may be, such Plan as modified, unless, within the time fixed by the Bankruptcy Court, such holder changes its previous acceptance or rejection.

L. Revocation of the Plan

The Plan Proponents (with the consent of the Agent) reserve the right to revoke and withdraw the Plan as to any Debtor prior to the occurrence of the Effective Date. If the Plan Proponents so revoke or withdraw the Plan as to any Debtor, or if the Effective Date does not occur as to any Debtor, then, as to such Debtor the Plan and all settlements set forth in the Plan shall be deemed null and void and nothing contained in the Plan shall be deemed to constitute a waiver or release of any Claims against or Equity Interests in such Debtor or to prejudice in any manner the rights of the Debtors or any Person in any other further proceedings involving such Debtor.

M. Causes of Action

Except as otherwise expressly provided in the Plan, all Causes of Action assertable by any of the Debtors or their Estates, successors or assigns, including but not limited to (i) the Causes of Action listed on Exhibit 1 annexed to the Plan, (ii) Avoidance Actions and Estate Causes of Action, and (iii) those Causes of Action hereinafter arising or discovered, regardless of when the facts giving rise to such Causes of Action arose or existed, shall be retained by, and vested in, Reorganized IT Group or, if applicable, the Litigation Trust, upon the occurrence of the Effective Date. Exhibit 1 to the Plan is a preliminary list of the Causes of Action to be retained in connection with the Plan and the Plan Proponents reserve the right to amend that list up to the deadline for filing objections to the Plan. Except as otherwise provided in the Plan, the right of the Debtors, Reorganized IT Group, or the Litigation Trust to commence and prosecute such Causes of Action (including Avoidance Actions and Estate Causes of Action) shall be preserved notwithstanding consummation of the Plan. Any recovery realized by Reorganized IT Group or the Litigation Trust on account of such Causes of Action shall be the property of Reorganized IT Group or, if applicable, the Litigation Trust, and, except as otherwise provided in the Plan, distributed to holders of Allowed Claims or the holders of the beneficial interests in the Litigation Trust in accordance with the Plan. Failure to list any claim, right of action, suit or proceeding on Exhibit 1 to the Plan shall not constitute a waiver or release by the Committee, the Debtors, their Estates, Reorganized IT Group or the Litigation Trust of any such claim, right of action, suit or proceeding, and all such claims, rights of action suits or proceedings are expressly reserved.

N. Sources of Cash for Implementation of Plan

Pursuant to the Plan Settlement, the Administrative Reserve shall be held in an account maintained by Reorganized IT Group or, if applicable, the Litigation Trust, to fund post-Effective Date administrative and related costs associated with administration of the Chapter 11 Cases and implementation of the Plan including, without limitation, the fees and costs of the Disbursing Agent, Reorganized IT Group, the Litigation Trust, the Plan Administrator, the Chief Litigation Officer and the Oversight Committee pursuant to the Plan. Notwithstanding the foregoing, under no circumstances shall the Administrative Reserve be used to fund any costs or expenses of, or relating to, the IT Environmental Liquidating Trust. To the extent the Administrative Reserve is insufficient to fund administration of the Chapter 11 Cases and implementation of the Plan, an Administrative Surcharge against the Litigation Recoveries may be approved and authorized by (a) the Oversight Committee; or (b) the Bankruptcy Court upon application by the Plan Administrator, the Chief Litigation Officer, the Committee Designees, the Agent, the Lender Designees and/or the Oversight Committee, upon notice to Reorganized IT Group or the Litigation Trust (if applicable), the Plan Administrator, the Chief Litigation Officer, the Oversight Committee, the Agent and any other party in interest as directed by the Bankruptcy Court. Under no circumstances shall the Administrative Surcharge be used to fund any costs or expenses of, or relating to, the IT Environmental Liquidating Trust. In the event any monies remain in the Administrative Reserve (including any monies obtained as a result of any Administrative Surcharge) at the time of the final Distribution to be made pursuant to the Plan, such remaining monies shall constitute Available Proceeds and shall be distributed as provided in Sections 4.1(c) and 4.1(d) of the Plan.

O. Third Party Agreements; Subordination

The Distributions to the various classes of Claims under the Plan shall be in full satisfaction of the right of any Person to levy, garnish, attach, or employ any other legal process with respect to such Distributions by reason of any claimed subordination rights or otherwise. On and subject to the occurrence of the Effective Date, all of such rights and any agreements relating thereto shall be cancelled and annulled and of no further force or effect. In accordance with section 510(b) of the Bankruptcy Code, a Claim arising from rescission of a purchase or sale of a security of the Debtors or of an Affiliate of the Debtors, for damages arising from the purchase or sale of such a security, or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such Claim, shall be subordinated to all Claims that are senior to or equal the Claim or Equity Interest represented by such security, except that if such security is common stock, such Claim has the same priority and treatment as Class 5 - Equity Interests.

P. Employee Matters

Upon the occurrence of the Effective Date, the Debtors shall remit any payments outstanding as of the Effective Date that are due and payable pursuant to the terms of that certain Severance/Retention Program approved by the Bankruptcy Court by order dated August 29, 2002.

In addition, upon the occurrence of the Effective Date, the Soose Loans and accrued interest thereon shall be deemed to be forgiven. Within three (3) business days of the Effective Date, the Debtors will remit all federal, state and local withholding taxes and all related interest associated with the loan forgiveness and the corresponding salary gross-up so that Harry J. Soose, Jr., incurs no personal out-of-pocket expenses.

Q. Special Provisions Regarding Insured Claims

Distributions under the Plan to each holder of an Allowed Insured Claim against any Debtor shall be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified; provided, however, that any Distribution under the Plan on account of an Allowed Insured Claim shall, for purposes of calculating the Allowed amount of such Claim, deduct the amount of any insurance proceeds actually received by such holder in respect of such Allowed Insured Claim. Nothing in Section 7.19 of the Plan shall constitute a waiver of any claim, right or Cause of Action the Debtors or their Estates may hold against any Person, including any Insurance Companies or other insurers. Pursuant to section 524(e) of the Bankruptcy Code, nothing in the Plan shall release or discharge any Insurance Company or other insurer from any obligations to any Person under applicable law or any policy of insurance under which a Debtor is an insured or beneficiary.

R. Dissolution of Committee

The appointment of the Committee shall terminate on the later of (a) the Effective Date, and (b) the date the last order of the Bankruptcy Court allowing or disallowing a Fee Claim becomes a Final Order. Upon such termination, the members of the Committee shall thereupon be released and discharged of and from all further authority, duties, responsibilities, and obligations relating to and arising from and in connection with the Chapter 11 Cases, and the Committee shall be deemed dissolved, unless prior thereto the Bankruptcy Court shall have entered an order extending the existence of the Committee.

S. Exculpation

In accordance with Section 13.5 of the Plan, none of the Plan Proponents, the Agent, the Prepetition Lenders, the Disbursing Agent or any of their respective members, officers, directors, employees, attorneys, advisors, professionals, consultants or agents shall have or incur any liability to any Person for any act or omission in connection with, related to, or arising out of, the Chapter 11 Cases, including, without limitation, the commencement of the Chapter 11 Cases, the negotiation of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct or gross negligence as determined by Final Order of the Bankruptcy Court, and in all respects shall be entitled to rely upon the advice of counsel and all information provided by other exculpated persons under the Plan without any duty to investigate the veracity or accuracy of such information with respect to their duties and responsibilities under, or in connection with, the Plan.

Additionally, except as otherwise provided in Section 10.3 of the Plan, and in addition to Section 13.5 of the Plan, the Disbursing Agent, together with its officers, directors, employees, agents, and representatives, shall be exculpated by all Persons, holders of Claims and Equity Interests, and all other parties in interest, from any and all Causes of Action, and other assertions of liability (including breach of fiduciary duty) arising out of the discharge of the powers and duties conferred upon the Disbursing Agent by the Plan, any Final Order of the Bankruptcy Court entered pursuant to or in the furtherance of the Plan, or applicable law, except solely for actions or omissions arising out of the Disbursing Agent's willful misconduct or gross negligence.

T. Injunctions

Except as otherwise expressly provided in the Plan, all Persons or entities who have held, hold, or may hold Claims or Equity Interests are permanently enjoined, from and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind on any such Claim or Equity Interest against any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust or the Assets, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust or the Assets, (c) creating, perfecting, or enforcing any encumbrance of any kind against any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust or the Assets, or against the property or interests in property of any of the Debtors, their Estates, Reorganized IT Group or the Litigation Trust, and (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from any Debtor or against the property or interests in property of any Debtor, with respect to any such Claims or Equity Interests; provided, however, that the foregoing shall not affect the rights of a party that were obtained pursuant to a Final Order of the Bankruptcy Court granting limited relief from the automatic stay under section 362(d) of the Bankruptcy Code. The DTSC takes the position that the proposed injunction in the Plan does not comport with section 1129(a)(3) of the Bankruptcy Code because it improperly restricts the enforcement authority of regulators. The Plan Proponents dispute the DTSC's position.

1. Term of Injunctions or Stays

Unless otherwise provided, all injunctions or stays arising under or entered during the Chapter 11 Cases under sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in the order providing for such injunction or stay.

2. Injunction Against Interference With Chapter 11 Plan

Upon the entry of the Confirmation Order, all holders of Claims and Equity Interests and other parties in interest, along with their respective present or former employees, agents, officers, directors, or principals, shall be enjoined from taking any actions to interfere with the implementation or consummation of the Plan.

U. Officers and Directors

Notwithstanding anything contained in the Plan to the contrary, nothing in the Plan or Confirmation Order (except as expressly set forth in Section 13.5 of the Plan with respect to post-Petition Date conduct or the decision to commence the Chapter 11 Cases) shall, or shall be deemed to, release, waive or relinquish any rights, claims or Causes of Action that the Debtors, their Estates, Reorganized IT Group, the Litigation Trust or any other Person may have against any current or former officer, director or insider of any of the Debtors (other than Harry J. Soose, Jr., except to the extent of available director and officer insurance coverage). All of such rights, claims and Causes of Action are reserved and preserved.

V. Supplemental Documents

All appendices and exhibits to the Plan and the Plan Documents are incorporated into the Plan by reference and are part of the Plan as if set forth in full therein. All Plan Documents shall be in a form reasonably acceptable to the Plan Proponents and the Agent. The Plan Documents shall be filed with the Clerk of the Bankruptcy Court not less than ten (10) days prior to the commencement of the Confirmation Hearing. Holders of Claims and Equity Interests may obtain copies of such documents, once filed, from the Plan Proponents upon written request to the following address:

White & Case LLP
Wachovia Financial Center
200 South Biscayne Boulevard, Suite 4900
Miami, Florida 33131
Attention: Mark B. Fuhr
Telephone: (305) 371-2700
Facsimile: (305) 358-5744

W. Retention of Jurisdiction

Upon the occurrence of the Effective Date, the Plan shall be deemed to be substantially consummated as defined in section 1101 of the Bankruptcy Code. Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases after the Effective Date as legally permissible, including, but not limited to, jurisdiction over any matter (i) arising under the Bankruptcy Code, (ii) arising in or related to the Chapter 11 Cases, the Plan or the Litigation Trust, or (iii) that relates to any of the following:

a. To hear and determine any and all motions or applications pending on the Confirmation Date or thereafter brought in accordance with Article XI of the Plan for the assumption and/or assignment or rejection of executory contracts or unexpired leases to which any of the Debtors is a party or with respect to which any of the Debtors may be liable, and to hear and determine any and all Claims resulting therefrom or from the expiration or termination of any executory contract or unexpired lease;

b. To determine any and all adversary proceedings, applications, motions, and contested or litigated matters that may be pending on the Effective Date or that, pursuant to the Plan, may be instituted after the Effective Date, including, without express or implied limitation, any Avoidance Actions or Estate Causes of Action;

c. To hear and determine any objections to the allowance of Claims, whether filed, asserted, or made before or after the Effective Date, including, without express or implied limitation, to hear and determine any objections to the classification of any Claim and to allow, disallow or estimate any Contested Claim in whole or in part;

d. To issue such orders in aid of execution of the Plan to the extent authorized or contemplated by section 1142 of the Bankruptcy Code;

e. To consider any modifications of the Plan, remedy any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

f. To hear and determine all applications for allowances of compensation and reimbursement of expenses of professionals under sections 330 and 331 of the Bankruptcy Code and any other fees and expenses authorized to be paid or reimbursed under the Plan or the Bankruptcy Code;

g. To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Plan or the Plan Documents or their interpretation, implementation, enforcement, or consummation;

h. To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Confirmation Order (and all exhibits to the Plan) or its interpretation, implementation, enforcement, or consummation;

i. To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Plan Settlement or its interpretation, implementation, enforcement, or consummation;

j. To the extent that Bankruptcy Court approval is required, to consider and act on the compromise and settlement of any Claim or Cause of Action by or against the Debtors' Estates;

k. To determine such other matters that may be set forth in the Plan, or the Confirmation Order, or that may arise in connection with the Plan, or the Confirmation Order;

l. To hear and determine matters concerning state, local, and federal taxes, fines, penalties, or additions to taxes for which the Debtors, Reorganized IT Group, the Litigation Trust or the Disbursing Agent may be liable, directly or indirectly, in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

m. To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with any setoff and/or recoupment rights of the Debtors or any Person;

n. To hear and determine all Causes of Action and all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with Causes of Action;

o. To enter an order or final decree closing the Chapter 11 Cases;

p. To determine such other matters and for such other purposes as may be provided in the Confirmation Order;

q. To issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person with consummation, implementation or enforcement of the Plan or the Confirmation Order; and

r. To hear and determine any other matters related to the Plan and the Disclosure Statement and not inconsistent with chapter 11 of the Bankruptcy Code.

VI. CONFIRMATION AND CONSUMMATION PROCEDURE

Under the Bankruptcy Code, the following steps must be taken to confirm the Plan:

A. Solicitation of Votes

In accordance with sections 1126 and 1129 of the Bankruptcy Code, the Claims in Class 2 (Non-Lender Secured Claims), Class 3 (Lender Claims), Class 4A (General Unsecured Claims), and Class 4B (Litigation Unsecured Claims) are impaired, and the holders of such Claims are entitled to vote to accept or reject the Plan in the manner and to the extent set forth in the Voting Procedures Order. Pursuant to the Voting Procedures Order, any Creditor holding a Claim in an impaired class under the Plan, other than Class 4C (Securities Litigation Claims) and Class 4D (Subordinated Claims), may vote on the Plan so long as such Claim has not been disallowed and is not the subject of an objection pending as of February 13, 2004 (except as described in the next paragraph). The Voting Procedures Order further provides that beneficial owners of Old Notes in Class 4A, that are not Claims in Class 4C, will receive a ballot from such owner's known record holder or its agent, and may vote on the Plan so long as such Claim has not been disallowed and is not the subject of an objection pending as of February 13, 2004 (except as described in the next paragraph).

If a Claim is the subject of an objection pending as of February 13, 2004, the holder of such Claim may not vote, unless, (i) ten (10) days prior to the Voting Deadline (March 12, 2004 at 4:00 p.m. Prevailing Eastern Time), such holder files a motion pursuant to Rule 3018(a) of the Federal Rules of Bankruptcy Procedure ("Rule 3018(a) Motion") and the Bankruptcy Court grants such Rule 3018(a) Motion at or prior to the Confirmation Hearing; or (ii) unless, no later than the Voting Deadline, such holder obtains an order of the Bankruptcy Court approving a stipulation between the Plan Proponents and such holder, fully or partially allowing such Claim, whether for all purposes or for voting purposes only.

Claims in Class 1 (Priority Claims) are unimpaired. The holders of Allowed Claims in such class are conclusively presumed to have accepted the Plan, and the solicitation of acceptances with respect to each such Class is not required under section 1126(f) of the Bankruptcy Code.

Holders of Claims in Class 4C (Securities Litigation Claims) and Class 4D (Subordinated Claims), and holders of Equity Interests in Class 5 are not expected to receive any distribution of value under the Plan. In accordance with section 1126(g) of the Bankruptcy Code, such classes of Claims and Equity Interests are conclusively deemed to reject the Plan, and, therefore, will not vote on the Plan.

As to classes of Claims entitled to vote on a plan, the Bankruptcy Code defines acceptance of a plan by a class of creditors as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of the claims of that class that have timely voted to accept or reject a plan. The Voting Procedures Order provides that, with respect to the tabulation of ballots for all Claims entitled to vote, the amount to be used to tabulate acceptance or rejection of the Plan is as follows (in order of priority): (i) the liquidated amount specified in a proof of claim timely filed by the Bar Date, so long as such proof of claim is not a Disputed Claim (as defined in the Voting Procedures Order) and/or has not been expunged, disallowed, disqualified or suspended by the Bankruptcy Court; or the Claim amount listed in the Debtors' Schedules as liquidated, undisputed, and not contingent; (ii) if a proof of claim has been timely filed by the Bar Date and such Claim is not a Disputed Claim, has not been expunged, disallowed, disqualified or suspended by the Bankruptcy Court, and is (a) wholly unliquidated, disputed or contingent, the Claim amount, for voting purposes only, shall be $1.00; provided, however, that Litigation Unsecured Claims that are asserted in any court, tribunal or proceeding as to which no judgment has been rendered shall be considered wholly unliquidated; or (b) partially unliquidated, disputed or contingent, the Claim amount, for voting purposes only, shall be the amount that is fixed; (iii) if: (a) at or prior to the Confirmation Hearing, the Bankruptcy Court enters an order fully or partially allowing a Claim or a Disputed Claim, including, without limitation, an order pursuant to a Rule 3018(a) Motion, whether for all purposes or for voting purposes only, or (b) on or prior to the Voting Deadline, the Plan Proponents and the holder of a Claim or a Disputed Claim agree to fully or partially allow such Claim or Disputed Claim for voting purposes only and no objection to such allowance is received within seven (7) calendar days after service by first-class mail of notice of such agreement to the entities having filed a notice of appearance in these Cases, the amount allowed thereunder.

A ballot will *not* be counted if a Claim has been disallowed or an objection is pending as to the Claim as of the Voting Record Date, unless the claimant has filed a Rule 3018(a) Motion at least ten (10) days prior to the Voting Deadline, and the Bankruptcy Court has allowed such Claim, either in whole or in part, for all purposes or for voting purposes only prior to or during the Confirmation Hearing.

A BALLOT WILL NOT BE COUNTED IF IT IS NOT *ACTUALLY RECEIVED* BY the Tabulation Agent, at Logan & Company, Inc., Attn: IT Group Balloting Department, 546 Valley Road, Upper Montclair, New Jersey 07043, BY THE VOTING DEADLINE — 4:00 P.M., PREVAILING EASTERN TIME, ON MARCH 22, 2004. PLEASE FOLLOW THE INSTRUCTIONS ON YOUR BALLOT FOR RETURNING THE BALLOT. In addition, a vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that such acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

If you have any questions about these instructions, please call Logan & Company at (973) 509-3190.

B. The Confirmation Hearing

The Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a confirmation hearing. The Confirmation Hearing in respect of the Plan has been scheduled for March 29, 2004, at 2:00 p.m., Prevailing Eastern Time, before the Honorable Mary F. Walrath, United States Bankruptcy Judge, 824 Market Street, 6th Floor, Courtroom #1, Wilmington, Delaware. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice, except for an announcement of the adjourned date made at the Confirmation Hearing.

Any objection to confirmation must be made in writing and must specify in detail the name and address of the objector, all grounds of the objection, and the amount and class of the Claim held by the objector. Any such objection must be filed with the Bankruptcy Court and served so that it is received by the Bankruptcy Court, counsel to the Debtors, counsel to the Committee, counsel to the Agent and all other persons having filed notices of appearance in the Chapter 11 Cases on or before March 22, 2004 at 4:00 p.m., Prevailing Eastern Time. Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014.

C. Confirmation

At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of the Plan are that the Plan is (i) accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the Plan "does not discriminate unfairly" and is "fair and equitable" as to such class, (ii) feasible, and (iii) in the "best interests" of creditors and holders of Equity Interests that are impaired under the Plan.

1. Acceptance

Class 2 (Non-Lender Secured Claims), Class 3 (Lender Claims), Class 4A (General Unsecured Claims) and Class 4B (Litigation Unsecured Claims) are impaired under the Plan and holders of Claims in such Classes are entitled to vote to accept or reject the Plan. Class 1 (Priority Claims) is unimpaired under the Plan, and the holders of such Claims are deemed to have accepted the Plan. Class 4C (Securities Litigation Claims), and Class 4D (Subordinated Claims) and Class 5 (Equity Interests) are impaired under the Plan, and the holders of such Claims and Equity Interests are not expected to receive a distribution of value under the Plan and, thus, are deemed to have rejected the Plan. As to such classes (and any other class, other than Class 3, which may reject the Plan), the Plan Proponents intend to seek nonconsensual confirmation of the Plan under section 1129(b) of the Bankruptcy Code.

2. Cramdown -Unfair Discrimination and Fair and Equitable Tests

To obtain nonconsensual confirmation of the Plan, at least one impaired class must vote to accept the Plan (excluding any votes of insiders), and the Plan Proponents must demonstrate to the Bankruptcy Court that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to each impaired, nonaccepting class. The Bankruptcy Code provides the following non-exclusive definition of the phrase "fair and equitable," as it applies to secured creditors, unsecured creditors, and equity holders:

a. Secured Creditors. Either (i) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim, or (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds as provided in clause (i) or (ii) of this subparagraph.

b. Unsecured Creditors. Either (i) each impaired unsecured creditor receives or retains under the plan property of a value equal to the amount of its allowed claim, or (ii) the holders of claims and interests that are junior to the claims of the rejecting class of unsecured creditors will not receive or retain any property under the plan.

c. Equity Interests. Either (i) each holder of an equity interest will receive or retain under the plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled, or the value of the interest, or (ii) the holder of an interest that is junior to the nonaccepting class will not receive or retain any property under the plan.

The Plan Proponents believe that the Plan and the treatment of all classes of Claims and Equity Interests under the Plan satisfy the foregoing requirements for nonconsensual confirmation of the Plan other than with respect to Class 3 (Lender Claims).

3. Feasibility

The Bankruptcy Code requires that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. Because Distributions will be made only to the extent of existing assets or future recoveries, the Plan Proponents believe the Plan is feasible.

4. Best Interests of Creditors Test

With respect to each impaired class of Claims and Equity Interests, confirmation of the Plan requires that each holder of a Claim or Equity Interest either (i) accept the Plan or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. This requirement is referred to as the "best interests test." To determine what holders of Claims and Equity Interests of each impaired class would receive if the Debtors were liquidated under chapter 7, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Debtors' Assets and properties in the context of chapter 7 liquidation cases. The cash amount that would be available for satisfaction of Claims (other than secured Claims) and Equity Interests would consist of the proceeds resulting from the disposition of any unencumbered assets of the Debtors, augmented by the unencumbered cash held by the Debtors at the time of the commencement of the liquidation cases. Such cash amount would be reduced by the amount of the costs and expenses of the liquidation and by such additional administrative and priority claims that may result from the use of chapter 7 for the purposes of liquidation.

The Debtors' costs of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those that might be payable to attorneys and other professionals that such a trustee may engage. The foregoing items and other claims that may arise in a liquidation case or result from the pending Chapter 11 Cases, including any unpaid expenses incurred by the Debtors during these Chapter 11 Cases, such as compensation for attorneys, financial advisers, and accountants, would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay prepetition Unsecured Claims.

To determine if the Plan is in the best interests of each impaired class, the present value of the distributions from the proceeds of the liquidation of the Debtors' Assets and properties are compared with the value of the property offered to such classes under the Plan.

After considering the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in the Chapter 11 Cases, including (i) the increased costs and expenses under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisers to such trustee, (ii) the time required to make distributions in a Chapter 7 case, and (iii) the substantial increases in Claims that would be satisfied on a priority basis or on a parity with creditors in these Chapter 11 Cases, the Plan Proponents have determined that confirmation of the Plan will provide each holder of an Allowed Claim with a recovery that is not less than such holder would receive pursuant to liquidation of the Debtors under chapter 7 of the Bankruptcy Code.

The information set forth in the Liquidation Analysis (the "Liquidation Analysis") prepared by AlixPartners, which is attached hereto as **Exhibit D**, provides a summary of the liquidation values of the Debtors' Assets assuming a chapter 7 liquidation. Reference should be made to the Liquidation Analysis for a complete discussion and presentation of the anticipated distributions to parties in interest if the Debtors' Chapter 11 Cases were converted to cases under chapter 7 of the Bankruptcy Code.

Underlying the Liquidation Analysis is a number of estimates and assumptions that, although considered reasonable by the Plan Proponents, are inherently subject to significant uncertainties and contingencies beyond the control of the Plan Proponents. The Liquidation Analysis is also based upon assumptions with regard to liquidation decisions that are subject to change. Accordingly, the values reflected may not be realized if the Debtors were, in fact, to undergo such a liquidation.

D. Consummation

The Plan will be consummated on the Effective Date. For a more detailed discussion of the conditions precedent to the occurrence of the Effective Date and the impact of the failure to meet such conditions, *See* Sections V.C. and V.D. — "Summary of the Plan — Conditions Precedent to Confirmation, and Conditions Precedent to the Occurrence of the Effective Date."

The Plan is to be implemented pursuant to the provisions of the Bankruptcy Code.

VII. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

The following discussion summarizes certain federal income tax consequences of the implementation of the Plan to the Debtors and to certain holders of Claims.

The following summary is based on the Internal Revenue Code, Treasury Regulations promulgated and proposed thereunder, judicial decisions, and published administrative rules and pronouncements of the IRS as in effect on the date hereof. Changes in such rules or new interpretations thereof may have retroactive effect and could significantly affect the federal income tax consequences described below.

The federal income tax consequences of the Plan are complex and are subject to significant uncertainties. The Debtors have not requested a ruling from the IRS or an opinion of counsel with respect to any of the tax aspects of the Plan. Thus, no assurance can be given as to the interpretation that the IRS will adopt. In addition, this summary does not address foreign, state, or local tax consequences of the Plan, nor does it purport to address the federal income tax consequences of the Plan to special classes of taxpayers (such as foreign taxpayers, broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations, and investors in pass-through entities).

ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM. ALL HOLDERS OF CLAIMS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES APPLICABLE UNDER THE PLAN.

A. Consequences to the Debtors

1. Cancellation of Debt Income

The Debtors will generally realize cancellation of debt ("COD") income to the extent a creditor receives an amount of consideration in respect of its Claim that is less than the amount of such Claim. However, because the COD income would occur in a proceeding under the Bankruptcy Code, each Debtor would be able to exclude such COD income from gross income. As a consequence of this exclusion (the "Bankruptcy Exclusion"), such Debtor would have to reduce certain of its tax attributes up to an amount equal to the amount of the excluded COD income. Pursuant to the Internal Revenue Code, tax attribution reduction occurs on the first day of the taxable year following the taxable year in which such debt discharge occurs. Unless a Debtor elects to first reduce its tax basis in depreciable property, the amount of any COD income realized by such Debtor will first be applied against and reduce the net operating loss and net operating loss carryovers ("NOLs") of such Debtor, on a dollar-for-dollar basis, and then be applied to reduce other specified tax attributes in the order of priority specified in the Internal Revenue Code.

2. Accrued Interest

To the extent that there exists accrued but unpaid interest on any indebtedness owed to holders of Allowed Claims and to the extent that such accrued but unpaid interest has not previously been deducted by such Debtor, portions of payments made in consideration for the indebtedness underlying such Allowed Claims which are allocable to accrued but unpaid interest should be deductible by such Debtor, if such payments of interest would have been deductible if paid by such Debtor outside of the bankruptcy. Any such accrued but unpaid interest that was not previously deducted and is not paid will not be deductible by a Debtor, but also will not give rise to COD income.

To the extent that a Debtor has previously taken a deduction for accrued but unpaid interest, any amounts so deducted which are paid will not give rise to any tax consequences to such Debtor. Such amounts not paid, however, would give rise to COD income, which would be excluded from gross income pursuant to the Bankruptcy Exclusion. As a result, such Debtor would be required to further reduce its NOLs to the extent of such interest previously deducted and not paid.

3. Limitations on and Elimination of NOLs and Other Tax Attributes

Under section 382 of the Internal Revenue Code, if a corporation (or consolidated group) undergoes an "ownership change," the amount of its pre-change losses (including certain losses or deductions that are "built-in," i.e., economically accrued but unrecognized, as of the date of the ownership change) that may be utilized to offset future taxable income generally are subject to an annual limitation. In addition, under certain circumstances, a special exception can apply where the corporation undergoes an ownership change pursuant to a confirmed Chapter 11 plan.

Pursuant to the Plan, although all existing Equity Interests in IT Group will be canceled on the Effective Date, one share of new common stock (representing all of the then outstanding common stock of Reorganized IT Group) will be issued to a custodian (the Plan Administrator) for the benefit of all holders of Equity Interests, consistent with the economic relationship and economic entitlements that exist between and among such holders as of the Effective Date, unless IT Group is dissolved as of the Effective Date. Such common stock will remain outstanding until all of the assets of the Debtors have been fully distributed in accordance with the Plan, at which time Reorganized IT Group will be dissolved. Accordingly, the Debtors currently intend to take the position that no "ownership change" of the Debtors will occur as a result of the implementation of the plan. There is no assurance, however, that the IRS would not take a contrary position. In the event that the Debtors were considered to undergo an ownership change as of the Effective Date, it is possible that all or a portion of the Debtors' NOLs as of such date would be effectively eliminated.

Ultimately, any NOLs not otherwise reduced as a result of the COD incurred upon implementation of the Plan (as discussed in the preceding section) or limited under section 382 (as discussed in this section) will be eliminated upon the final distribution of all of the Debtors' Assets pursuant to the Plan.

4. Sale or Transfer of Assets by the Debtors

Pursuant to the Plan, certain of the Assets were and certain remaining Assets will be, sold, abandoned or otherwise transferred. Such sales or transfers generally will result in taxable gain or loss to the Debtors. The Debtors recognized and/or will recognize gain or loss on the sale or exchange of any of their respective assets, the character of which will depend upon various factors including (i) whether such assets constitute "trade or business" within the meaning of Section 1231(b) of the Internal Revenue Code (the "1231 Assets") or constitute capital assets within the meaning of Section 1221 of the Internal Revenue Code and (ii) the aggregate amount of gain or losses of the 1231 Assets. The Proponents of the Plan believe that the Debtors will have sufficient available NOLs and/or current year losses to offset such income. However, there can be no assurance that the IRS would not take a contrary position. In particular, due to the lack of authoritative guidance as to the survival and utilization of NOLs in the context of a liquidation of the Debtors' Assets in chapter 11, there is a risk that the Debtors' NOLs and other losses incurred through the end of the taxable year in which the Plan is confirmed would not be available to offset income recognized by the Debtors in future years.

5. Alternative Minimum Tax

In general, an alternative minimum tax ("AMT") is imposed on a corporation's alternative minimum taxable income ("AMTI") if such tax exceeds the corporation's regular federal income tax. In general, a corporation's AMT equals 20% of the amount by which the corporation's AMTI exceeds an exemption amount. For purposes of computing AMTI, the corporation's regular taxable income is the starting point; however, certain tax deductions and other beneficial allowances are modified or eliminated. For example, a corporation which otherwise might be able to offset all of its taxable income for regular tax purposes by available NOLs will only be able to offset 90% of a corporation's AMTI by available NOLs (as recomputed for AMT purposes).

In addition, if a corporation undergoes an "ownership change" within the meaning of Section 382 of the Internal Revenue Code and is in a net unrealized built-in loss position (as determined for AMT purposes) on the date of the ownership change, the corporation's aggregate tax basis in its assets would be reduced for certain AMT purposes to reflect the fair market value of such assets as of the change date.

Any AMT that a corporation pays generally will be allowed as a nonrefundable credit against its regular federal income tax liability in future taxable years when the corporation is no longer subject to the AMT.

B. Consequences to Holders of Lender Claims and General Unsecured Claims

The Plan Proponents believe that the Plan should be treated as a plan of liquidation for federal income tax purposes regardless of the whether the Litigation Trust Alternative is implemented — and the following discussion assumes that the Plan would be so treated — given the Debtors will remain in existence (if at all) after the Effective Date solely for the purpose of liquidating any remaining assets and winding up their affairs (including, but not limited to, resolving any outstanding Administrative and Priority Claims or Contested Claims).

1. Gain or Loss

In general, a holder of an Allowed Lender Claim or an Allowed General Unsecured Claim will recognize gain or loss in an amount equal to the difference between (i) the "amount realized" by the holder in satisfaction of its Claim (other than any Claim for accrued but unpaid interest) and (ii) such holder's adjusted tax basis in such Claim (other than any Claim representing accrued but unpaid interest). For a discussion of the federal income tax treatment of any Claim for accrued but unpaid interest, *see* "Distributions in Discharge of Accrued But Unpaid Interest," section VII. B.2. below.

In general, the "amount realized" by a holder will equal the sum of (i) the amount of any cash received by such holder (excluding any portion required to be treated as imputed interest due to the post-Effective Date distribution of such cash, as discussed below), and (ii) the fair market value of any Shaw Stock received. Although subject to significant uncertainty, the Plan Proponents believe that any distributions of cash by Reorganized IT Group to a holder of a Claim after the Effective Date (in contrast to a distribution from the Litigation Trust, as discussed below) should be treated as a distribution in liquidation (satisfaction) of such holder's Claim.

As discussed at section VII.C. below, in the event the Litigation Trust Alternative is implemented, all or part of any assets of the Debtors not otherwise distributed on the Effective Date (including the Avoidance Actions and the Estate Causes of Action) may be transferred to the Litigation Trust at the election of the Agent and the Committee on or prior to the Effective Date. In such event, the holders will receive a beneficial interest in the Litigation Trust entitling them to share in any proceeds from such assets on the same relative basis as would have been received absent such transfer. However, for federal income tax purposes, because the Litigation Trust has been structured to qualify as a "grantor trust," each holder of an Allowed Lender Claim or an Allowed General Unsecured Claim will be treated as directly receiving, and as a direct owner of, its allocable percentage of the Litigation Trust Assets, namely, the Avoidance Actions, the Estate Causes of Action, an amount of cash and any other assets that the Agent and the Creditors Committee designate *(see* "Tax Treatment of the Litigation Trust and Holders of Beneficial Interests"). Accordingly, each holder would take into account in determining the "amount realized" in respect of its Claim its share of any cash and the fair market value of its undivided interest in the other underlying assets of the Litigation Trust (subject to any liabilities assumed by the Litigation Trust or to which such assets are subject) as if received and held directly. Pursuant to the Plan, the Litigation Trust Trustee will make a good faith valuation of the Litigation Trust Assets, and all parties must consistently use such valuation for all federal income tax purposes. The valuation will be made available as necessary for tax reporting purposes (on an asset or aggregate basis, as relevant).

In the event that a holder receives a post-Effective Date distribution from the Debtors or the Contested Unsecured Claims Reserve (in contrast to distributions from the Litigation Trust), it is possible that the imputed interest provisions of the Code may apply to treat a portion of such amounts as imputed interest. In addition, where the potential exists that a holder may receive such post-Effective Date distributions from the Debtors or the Contested Unsecured Claims Reserve, it is possible that any loss realized by the holder may be deferred until all distributions are received, or that a portion of any gain realized may be recognized under the "installment method" of reporting. Holders are urged to consult their tax advisors regarding the possible applicability of, and the ability to elect out of, the installment method.

Any amount a holder receives following the Effective Date as a distribution in respect of an interest in the Liquidating Trust should *not* be included for federal income tax purposes in the holder's amount realized in respect of its Allowed Claim but should be separately treated as a distribution received in respect of such holder's interest in the Liquidating Trust. *See* "Tax Treatment of the Liquidating Trust and Holders of Beneficial Interests," section VII. C. below.

Where gain or loss is recognized by a holder in respect of its Allowed Lender Claim or Allowed General Unsecured Claim, the character of such gain or loss (as long-term or short-term capital, or ordinary) will be determined by a number of factors, including the tax status of the holder, whether the Claim in respect of which any property was received constituted a capital asset in the hands of the holder and how long it had been held, whether such Claim was originally issued at a discount or acquired at a market discount, and whether and to what extent the holder had previously claimed a bad debt deduction in respect of such Claim.

A holder's tax basis in any Shaw Stock received in satisfaction of such holder's Claim should equal the fair market value of such stock. In the event the Litigation Trust Alternative is implemented, a holder's initial aggregate tax basis in its undivided interest in the underlying assets of the Litigation Trust generally will equal the fair market value of such interest when received. A holder's holding period in any property received generally will begin the day following the Effective Date (or such later date as the holder's Claim was Allowed).

2. Distributions in Discharge of Accrued Interest

Pursuant to the Plan, all distributions in respect of a Claim will be allocated first to the principal amount of the Claim (as determined for federal income tax purposes), with any excess allocated to the portion of the Claim representing accrued but unpaid interest. However, there is no assurance that such allocation would be respected by the IRS for federal income tax purposes. In general, to the extent any amount received (whether stock, cash or other property) by a holder of a debt is received in satisfaction of accrued interest during its holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder's gross income). Conversely, a holder generally recognizes a deductible loss to the extent any accrued interest claimed was previously included in its gross income and is not paid in full. Each holder of a Claim is urged to consult its tax advisor regarding the allocation of consideration and the deductibility of unpaid interest for tax purposes.

3. Tax Reporting for the Contested Claims Reserve

Pursuant to the Plan, the portion of the available Cash (and net earnings on such Cash), the portion of the Available Proceeds, the liquidation proceeds of the Shaw Stock and the interests in the Avoidance Action Recoveries and Estate Cause of Action Recoveries (or Liquidating Trust Interests, if applicable) allocable as of the Effective Date to holders of Contested General Unsecured Claims will be held in escrow in the Contested Unsecured Claims Reserve until such Contested Unsecured Claims are determined to be either Allowed or disallowed.

Under section 468B(g) of the Internal Revenue Code, amounts earned by an escrow account, settlement fund or similar fund must be subject to current tax. Although certain Treasury Regulations have been issued under this section, no Treasury Regulations have as yet been promulgated to address the tax treatment of such accounts in a bankruptcy setting. Thus, depending on the facts of a particular situation, such an account could be treated as a separately taxable trust, as a grantor trust treated as owned by the holders of disputed claims or by the debtors (or, if applicable, any of its successors), or otherwise. On February 1, 1999, the IRS issued proposed Treasury Regulations that, if finalized in their current form, would specify the tax treatment of escrows of the type involved here that are established after the date the Treasury Regulations become final. In general, such Treasury Regulations would tax such an escrow in a manner similar to a corporation. As to previously established escrows, such Treasury Regulations would provide that the IRS would not challenge any reasonably, consistently applied method of taxation for income earned by the escrow or account, and any reasonably, consistently applied method for reporting such income.

Absent definitive guidance from the IRS or a court of competent jurisdiction to the contrary (including the issuance of applicable Treasury Regulations, the receipt by the applicable Distribution Agent of a private letter ruling if the applicable Distribution Agent so requests one, or the receipt of an adverse determination by the IRS upon audit if not contested by the applicable Distribution Agent), the applicable Distribution Agent shall (i) treat the Contested Unsecured Claims Reserve as a discrete trust for federal income tax purposes, consisting of separate and independent shares to be established in respect of each Contested Unsecured Claim, in accordance with the trust provisions of the Internal Revenue Code (sections 641 et seq.), and (ii) to the extent permitted by applicable law, report consistently for state and local income tax purposes. In addition, pursuant to the Plan, all parties (including holders of Contested Unsecured Claims) shall report consistently with such treatment.

Accordingly, subject to issuance of definitive guidance, the applicable Distribution Agent will report as subject to a separate entity level tax any amounts earned by the Contested Unsecured Claims Reserve and any taxable income of the applicable Distribution entity allocable to the Contested Unsecured Claims Reserve, except to the extent such earnings or income are distributed by the applicable Distribution Agent during the same taxable year. In such event, any amount earned by the Contested Unsecured Claims Reserve, and any taxable income of the applicable Distribution entity allocated to the Contested Unsecured Claims Reserve, that is distributed to a holder during the same taxable year will be includible in such holder's gross income.

Distributions from the Contested Unsecured Claims Reserve will be made to holders of Contested Unsecured Claims when such Claims are subsequently Allowed and to holders of previously Allowed Claims (whether such Claims were Allowed on or after the Effective Date) when any Contested Unsecured Claims are subsequently disallowed. Such distributions (other than amounts attributable to earnings as discussed in the previous paragraph) should be taxable to the recipient. Accordingly, each holder of a General Unsecured Claim is urged to consult its tax advisor regarding the potential tax treatment of the Contested Unsecured Claim Reserve and distributions therefrom, and any tax consequences to such holder relating thereto.

4. **Information Reporting and Withholding**

All distributions to holders of Allowed Claims under the Plan are subject to any applicable withholding (including employment tax withholding). Under federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to "backup withholding" at the then applicable rate. Backup withholding generally applies if the holder (a) fails to furnish its social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a United States person that is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

In addition, Treasury Regulations promulgated in early 2003 require disclosure by a taxpayer on its federal income tax return of certain types of transactions in which the taxpayer participated after January 1, 2003, including, among other types of transactions, the following (a) certain transactions that result in the taxpayer claiming a loss in excess of specified thresholds; and (b) certain transactions in which the taxpayer's book-tax differences exceed a specified threshold in any tax year. These categories are very broad; however, there are numerous exceptions. Holders are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these regulations and require disclosure on the holders' tax returns.

C. Tax Treatment of the Litigation Trust and Holders of Beneficial Interests

Upon the Effective Date, in the event that the Litigation Trust Alternative is implemented, the Litigation Trust shall be established for the benefit of holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims, whether Allowed on or after the Effective Date.

1. Classification of the Litigation Trust

The Litigation Trust is intended to qualify as a liquidating trust for federal income tax purposes. In general, a liquidating trust is not a separate taxable entity but rather is treated for federal income tax purposes as a "grantor" trust (i.e., a disregarded entity).

However, merely establishing a trust as a liquidating trust does not ensure that it will be treated as a grantor trust for federal income tax purposes. The IRS, in Revenue Procedure 94-45, 1994-2 C.B. 684, set forth the general criteria for obtaining an IRS ruling as to the grantor trust status of a liquidating trust under a chapter 11 plan. The Litigation Trust has been structured with the intention of complying with such general criteria. Pursuant to the Plan, and in conformity with Revenue Procedure 94-45, all parties (including the Debtors, the Litigation Trust Trustee, the Contested Unsecured Claims Reserve and holders of Lender Claims, General Unsecured Claims and Litigation Unsecured Claims) are required to treat, for federal income tax purposes, the Litigation Trust as a grantor trust of which the holders are the owners and grantors. The following discussion assumes that the Litigation Trust will be so respected for federal income tax purposes. However, no ruling has been requested from the IRS and no opinion of counsel has been requested concerning the tax status of the Litigation Trust as a grantor trust. Accordingly, there can be no assurance that the IRS would not take a contrary position. Were the IRS successfully to challenge such classification, the federal income tax consequences to the Litigation Trust, the holders of Lender Claims, General Unsecured Claims and Litigation Unsecured Claims, and the Debtors could vary from those discussed herein (including the potential for an entity level tax on any income of the Litigation Trust).

2. General Tax Reporting by the Trust and Beneficiaries

For all federal income tax purposes, all parties (including the Debtors, the Litigation Trust Trustee, the Contested Unsecured Claims Reserve, and the holders of Lender Claims, General Unsecured Claims and Litigation Unsecured Claims) must treat the transfer of Litigation Trust Assets to the Litigation Trust, as a transfer of such assets directly to the holders (including in respect of Contested Unsecured Claims, the Contested Unsecured Claims Reserve), followed by the transfer of such assets by the holders to the Litigation Trust. Consistent therewith, all parties must treat the Litigation Trust as a grantor trust of which such holders are the owners and grantors. Thus, such holders (and any subsequent holders of interests in the Litigation Trust) will be treated as the direct owners of an undivided interest in the assets of the Litigation Trust for all federal income tax purposes. Pursuant to the Plan, the Litigation Trust Trustee will determine the fair market value of the assets of the Litigation Trust as of the Effective Date, and all parties, including the holders, must consistently use such valuation for all federal income tax purposes, such as in the determination of gain, loss, and tax basis. The valuation will be made available as necessary for tax reporting purposes (on an asset or aggregate basis, as relevant).

Accordingly, each holder will be required to report on its federal income tax return its allocable share of any income, gain, loss, deduction, or credit recognized or incurred by the Litigation Trust. *See* "Allocation of Taxable Income and Loss" below. The character of items of income, deduction, and credit to any holder and the ability of such holder to benefit from any deductions or losses may depend on the particular situation of such holder.

The federal income tax reporting obligations of a holder are not dependent upon the Litigation Trust distributing any cash or other proceeds. Therefore, a holder may incur a federal income tax liability with respect to its allocable share of the income of the Litigation Trust even if the Litigation Trust has not made a concurrent distribution to the holder. In general, a distribution of cash by the Litigation Trust to a holder will not be taxable to the holder as such holder is regarded for federal income tax purposes as already owning the underlying assets or realizing the income.

The Litigation Trust Trustee will file with the IRS returns for the Litigation Trust as a grantor trust pursuant to Treasury Regulation section 1.671-4(a). The Litigation Trust Trustee will also send to each record holder a separate statement setting forth the information necessary for such holder to determine its share of items of income, gain, loss, deduction, or credit and will instruct the holder to report such items on its federal income tax return or to forward the appropriate information to the beneficial holders with instructions to report such items on their federal income tax returns. Such items generally would be reported on the holder's state and/or local tax returns in a similar manner.

3. Allocation of Taxable Income and Loss

The Plan provides that allocations of Litigation Trust taxable income shall be determined by reference to the manner in which an amount of cash equal to such taxable income would be distributed (without regard to any restrictions on distributions described herein or in the Plan) if, immediately prior to such deemed distribution, the Litigation Trust had distributed all of its other assets (valued for this purpose at their tax book value) to the holders of the Litigation Trust interests (including the Contested Unsecured Claims Reserve), taking into account all prior and concurrent distributions from the Litigation Trust. Similarly, taxable loss of the Litigation Trust will be allocated by reference to the manner in which an economic loss would be borne immediately after a liquidating distribution of the remaining Litigation Trust Assets. The tax book value of the Litigation Trust Assets for this purpose will equal their fair market value on the Effective Date, adjusted in accordance with tax accounting principles prescribed by the Internal Revenue Code, the regulations and another applicable administrative and judicial authorities and pronouncements.

THE FOREGOING SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS OF CLAIMS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES APPLICABLE UNDER THE PLAN.

VIII. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

If the Plan is not confirmed and consummated, the Plan Proponents' alternatives include (i) seeking a liquidation of the Debtors under chapter 7 of the Bankruptcy Code or (ii) the preparation and presentation of an alternative chapter 11 plan.

A. Liquidation under Chapter 7

If no chapter 11 plan can be confirmed, these Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate and distribute the Debtors' Assets. A discussion of the effect that a chapter 7 liquidation would have on the recovery of holders of Claims is set forth in Section VI.C.4. - "Confirmation and Consummation Procedure – Confirmation – Best Interests Test," as well as in the Liquidation Analysis attached hereto as **Exhibit D**. As described above and in the Liquidation Analysis, the Plan Proponents believe that liquidation under chapter 7 would result in smaller distributions being made to holders of Allowed Claims than those provided for in the Plan.

B. Alternative Plan of Reorganization

If the Plan is not confirmed, the Plan Proponents or any other party in interest could attempt to formulate a different chapter 11 plan. The Plan Proponents believe that the Plan enables creditors to realize the highest recoveries under the circumstances.

I. CONCLUSION AND RECOMMENDATION

The Plan Proponents urge holders of impaired Claims entitled to vote to accept the Plan and to evidence such acceptance by returning their ballots so that they will be received on or before the Voting Deadline.

Dated: February ____, 2004

Respectfully submitted,

Official Committee of Unsecured Creditors
of The IT Group, Inc.

By:______________________________
Daniel Arbess
Title: Co-Chairperson

By:______________________________
Murray Hutchison
Title: Co-Chairperson

The IT Group, Inc.,
as Debtors and debtors-in-possession

By:______________________________
Harry J. Soose, Jr.
Title: Chief Operating Officer

I. CONCLUSION AND RECOMMENDATION

The Plan Proponents urge holders of impaired Claims entitled to vote to accept the Plan and to evidence such acceptance by returning their ballots so that they will be received on or before the Voting Deadline.

Dated: February ___, 2004

Respectfully submitted,

Official Committee of Unsecured Creditors
of The IT Group, Inc.

By:______________________________
Daniel Arbess
Title: Co-Chairperson

By:______________________________
Murray Hutchison
Title: Co-Chairperson

The IT Group, Inc.,
as Debtors and debtors-in-possession

By:______________________________
Harry J. Soose, Jr.
Title: Chief Operating Officer

I. CONCLUSION AND RECOMMENDATION

The Plan Proponents urge holders of impaired Claims entitled to vote to accept the Plan and to evidence such acceptance by returning their ballots so that they will be received on or before the Voting Deadline.

Dated: February ____, 2004

Respectfully submitted,

Official Committee of Unsecured Creditors
of The IT Group, Inc.

By:______________________________
Daniel Arbess
Title: Co-Chairperson

By:______________________________
Murray Hutchison
Title: Co-Chairperson

The IT Group, Inc.,
as Debtors and debtors-in-possession

By:______________________________
Harry J. Soose, Jr.
Title: Chief Operating Officer

Exhibit A to the Disclosure Statement

The Plan

UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re THE IT GROUP, INC., *et al.*, Debtors.	Chapter 11 Case No. 02-10118 (MFW) (Jointly Administered)

FIRST AMENDED JOINT CHAPTER 11 PLAN FOR THE IT GROUP, INC. AND ITS AFFILIATED DEBTORS PROPOSED BY THE DEBTORS AND THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS

Dated: February 9, 2004

SKADDEN, ARPS, SLATE
MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636
(302) 651-3000

ATTORNEYS FOR THE DEBTORS

WHITE & CASE LLP
Wachovia Financial Center
200 South Biscayne Blvd., Suite 4900
Miami, FL 33131
(305) 371-2700

THE BAYARD FIRM
222 Delaware Avenue, Suite 900
P.O. Box 25130
Wilmington, DE 19899
(302) 655-5000

ATTORNEYS FOR THE OFFICIAL
COMMITTEE OF UNSECURED CREDITORS

Table of Contents

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The IT Group, Inc. and its affiliated debtors and debtors-in-possession in the above-captioned jointly administered chapter 11 cases and the Official Committee of Unsecured Creditors hereby collectively and jointly propose the following first amended joint chapter 11 plan:

ARTICLE I. DEFINITIONS AND INTERPRETATION

1.1 Definitions

The capitalized terms used herein shall have the respective meanings set forth below:

(a) "Administrative Bar Date Order" means the Final Order dated November 24, 2003 fixing January 15, 2004 as the last day to file certain administrative expense claims against the Debtors that arose, accrued, or otherwise became due and payable on and between January 16, 2002 and November 15, 2003 in the Chapter 11 Cases.

(b) "Administrative Claim" means (i) a Claim incurred by a Debtor (or its Estate) on or after the Petition Date and before the Effective Date for a cost or expense of administration in the Chapter 11 Cases entitled to priority under sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, Cure Claims, Fee Claims and Statutory Fees, if any, (ii) reasonable pre-Committee fees and expenses of White & Case LLP up to $53,000 and The Bayard Firm up to $11,000 as counsel to the ad hoc committee of holders of the Old 11¼% Notes in connection with these Chapter 11 Cases, (iii) reasonable fees and expenses of Raymond Pompe and Charles Brewer up to $60,000 in the aggregate as consultants to the Committee, and (iv) reasonable fees and expenses of counsel to the Agent incurred through the Effective Date.

(c) "Administrative Reserve" means $1,500,000 of the Cash on hand in the Estates as of the Effective Date to fund all reasonable costs and expenses incurred after the Effective Date associated with implementation and administration of the Plan, including, without limitation, prosecution of Causes of Action of the Debtors and, if applicable, the administrative costs of the Litigation Trust.

(d) "Administrative Surcharge" means the surcharge, if any, of the Litigation Recoveries to the extent necessary to fund implementation and administration of the Plan after the Effective Date (including, if applicable, the Litigation Trust) in excess of the Administrative Reserve in accordance with Section 7.22 of the Plan.

(e) "Affiliate" means, with respect to any Person, all Persons that would fall within the definition assigned to such term in section 101(2) of the Bankruptcy Code, if such Person were a debtor in a case under the Bankruptcy Code.

(f) "Agent" means Citicorp USA, Inc. in its capacity as administrative agent for the Prepetition Lenders under the Prepetition Credit Facility.

(g) "Allowed" when used

(i) with respect to any Claim, except for a Claim that is an Administrative Claim, means such Claim (A) to the extent it is not a Contested Claim; (B) to the extent it is allowed pursuant to any stipulation or agreement that has been approved by Final Order; (C) to the extent it is a Contested Claim, proof of which was filed timely with the Bankruptcy Court, and (I) as to which the Objection Deadline passed and no objection has been filed, unless the Bankruptcy Court determines that such Claim is to be determined in a forum other than the Bankruptcy Court, in which case such Claim shall not become Allowed until determined by Final Order of such other forum and allowed by Final Order of the Bankruptcy Court; or (II) as to which an objection was filed by the Objection Deadline, to the extent allowed by a Final Order; or (D) which otherwise becomes an Allowed Claim as provided in the Plan; provided, however, that a Claim which is not listed in the Schedules and which is not the subject of a proof of claim filed timely with the Bankruptcy Court shall not be an Allowed Claim except as otherwise expressly ordered by the Bankruptcy Court; and

(ii) with respect to an Administrative Claim, means an Administrative Claim that has become "Allowed" pursuant to the procedures set forth in Section 5.1(c) of the Plan.

(h) "Assets" means all of the Debtors' right, title and interest of any nature in property, wherever located, as specified in section 541 of the Bankruptcy Code.

(i) "Available Proceeds" means, at any time, the amount of Cash on hand in the Estates, Reorganized IT Group and, if applicable, the Litigation Trust, on and after the Effective Date, including, without limitation, any recovery from the Sevenson request for equitable adjustment to the U.S. Army Corps of Engineers, excluding (i) the Administrative Reserve (but only to the extent used to fund all reasonable costs and expenses incurred after the Effective Date associated with implementation and administration of the Plan), (ii) the Administrative Surcharge, if any, (iii) the IT Environmental Liquidating Trust Funding, (iv) the Environmental Liquidating Trust Assets, (v) Litigation Recoveries, (vi) the monies maintained in a segregated interest-bearing account on behalf of Rochelle Bookspan (approximately $500,000) pursuant to the Final Order of the Bankruptcy Court approving the Shaw Sale, but only so long as an order of the Bankruptcy Court or other court of competent jurisdiction requires that the monies in such account be segregated for the benefit of Ms. Bookspan, it being understood that thereafter such monies shall constitute Available Proceeds, and (vii) an amount sufficient to pay in Cash in full all Allowed Non-Lender Secured Claims, Allowed Administrative Claims, Allowed Tax Claims and Allowed Priority Claims.

(j) "Avoidance Actions" means all Causes of Action of the Debtors and/or their Estates that arise under chapter 5 of the Bankruptcy Code.

(k) "Avoidance Action Recoveries" means, at any time, the amount of Cash or other consideration obtained by or paid to the Estates, Reorganized IT Group and, if applicable, the Litigation Trust, associated with any judgment, settlement or other disposition of Avoidance Actions, less (i) reimbursement to the Estates from the first proceeds of the Avoidance Action Recoveries of the filing fees associated with such Avoidance Actions, which monies shall constitute and be distributed as Available Proceeds, and (ii) the Administrative Surcharge, if any.

(l) "Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as amended and codified at title 11 of the United States Code and as applicable to the Chapter 11 Cases.

(m) "Bankruptcy Court" means the Bankruptcy Court unit of the United States District Court for the District of Delaware, or such other court having jurisdiction over the Chapter 11 Cases.

(n) "Bankruptcy Rules" means the Federal Rules of Bankruptcy Procedure, as prescribed by the United States Supreme Court pursuant to section 2075 of title 28 of the United States Code and as applicable to the Chapter 11 Cases.

(o) "Bar Date Order" means the Final Order dated May 24, 2002 fixing July 15, 2002 as the last day to file proofs of claim against the Debtors in the Chapter 11 Cases.

(p) "Business Day" means any day on which commercial banks are open for business in New York, New York.

(q) "Cash" means legal tender of the United States of America or readily marketable direct obligations of, or obligations guaranteed by, the United States of America.

(r) "Cash Collateral Orders" means, collectively, the orders of the Bankruptcy Court in the Chapter 11 Cases authorizing and approving the Debtors' use of cash collateral under the Prepetition Credit Facility.

(s) "Causes of Action" means all claims, rights, actions, causes of action, including Avoidance Actions, liabilities, obligations, suits, debts, remedies, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages or judgments, whether known or unknown and whether asserted or unasserted.

(t) "Chapter 11 Cases" means the cases under chapter 11 of the Bankruptcy Code pending before the Bankruptcy Court with respect to each of the Debtors.

(u) "Chief Litigation Officer" means AlixPartners LLC or such other Person identified at or prior to the Confirmation Hearing and selected by the Committee (in consultation with the Agent).

(v) "Claim" means (i) any right to payment from a Debtor, whether or not such right is known or unknown, reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment from a Debtor, whether or not such right to an equitable remedy is known or unknown, reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured; or (iii) any right under section 502(h) of the Bankruptcy Code.

(w) "Committee" means the Official Committee of Unsecured Creditors appointed in the Chapter 11 Cases by the Office of the United States Trustee in accordance with section 1102(a) of the Bankruptcy Code.

(x) "Committee Designees" means two individuals selected by the Committee to serve as members of the Oversight Committee from and after the Effective Date.

(y) "Committee Lawsuit" means the adversary proceeding pending before the Bankruptcy Court in the Chapter 11 Cases, which was commenced by the Committee against certain of the Prepetition Lenders and styled Official Committee of Unsecured Creditors v. Citicorp USA, Inc., Adv. No. 02-04761 (MFW), as it may be amended from time to time.

(z) "Confirmation Date" means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order.

(aa) "Confirmation Hearing" means the hearing held by the Bankruptcy Court, as it may be continued from time to time, on confirmation of the Plan.

(bb) "Confirmation Order" means the order of the Bankruptcy Court confirming the Plan.

(cc) "Consent Order" means that certain consent order between IT Corporation and the State of California in California v. International Technology Corp., No. 509105 (Super. Ct., June 27, 1989), as amended by stipulation, Sept. 30, 1999, pursuant to which the Debtors consent to certain terms under the California Hazardous Waste Control Act, which require, *inter alia*, closure and post-closure care of the Landfills as well as financial assurance with respect to those obligations.

(dd) "Contested Claim" means a Claim (i) to the extent it is listed in the Schedules as disputed, contingent, or unliquidated, in whole or in part; (ii) that is listed in the Schedules as undisputed, liquidated, and not contingent and as to which a proof of claim has been filed with the Bankruptcy Court, to the extent the proof of claim amount exceeds the scheduled amount; (iii) that is not listed in the Schedules, but as to which a proof of claim has been filed with the Bankruptcy Court; or (iv) as to which an objection has been filed on or before the Objection Deadline; provided, that a Claim that is Allowed by Final Order or pursuant to the Plan on or before the Effective Date shall not be a Contested Claim.

(ee) "Contested Unsecured Claim" means an Unsecured Claim that is a Contested Claim.

(ff) "Contested Unsecured Claims Reserve" means any Distribution retained on account of a Contested Unsecured Claim.

(gg) "Cure Claims" means all amounts required to be paid by any Debtor pursuant to sections 365(b)(1)(A) and (B) of the Bankruptcy Code as a consequence of the assumption pursuant to Article XI of the Plan of any executory contract or unexpired lease of any Debtor, <u>excluding</u> any amounts to be paid by Shaw in accordance with the Shaw Sale.

(hh) "Debtors" means, collectively, the IT Group and each of its affiliates listed on Exhibit E to the Disclosure Statement, each in its respective capacity as a debtor and a debtor-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code in the Chapter 11 Cases.

(ii) "Disallowed" when used with respect to a Claim, means a Claim, or such portion of a Claim, that has been disallowed by a Final Order.

(jj) "Disbursing Agent" means Reorganized IT Group, the Litigation Trust Trustee or such other Person identified at or prior to the Confirmation Hearing and selected by the Committee and the Agent, in which capacity, it shall (i) make the Distributions contemplated under the Plan, the Confirmation Order, or any other relevant Final Order; (ii) perform any other act or task that is or may be delegated to the Disbursing Agent under the Plan; and (iii) perform any other act or task necessary or appropriate to implement and administer the Plan on behalf of the Estates.

(kk) "Disclosure Statement" means the disclosure statement with respect to the Plan, as approved by the Bankruptcy Court as containing adequate information in accordance with section 1125 of the Bankruptcy Code, all exhibits and annexes thereto and any amendments or modifications thereof.

(ll) "Distribution" means the payment or distribution under the Plan of property or interests in property to any holder of an Allowed Claim. Unless otherwise agreed by the holder of an Allowed Claim, any payment in Cash to be made by the Disbursing Agent shall be made, at the election of the Disbursing Agent, by check drawn on a domestic bank or by wire transfer from a domestic bank.

(mm) "Distribution Date" means, with respect to any Claim, (i) the Effective Date, if such Claim is then an Allowed Claim, (ii) the first Business Day occurring three (3) full months after the immediately preceding Distribution Date after the date such Claim becomes Allowed, if not Allowed on the Effective Date and (iii) such other dates that the Oversight Committee determines in its reasonable discretion that Distribution to the holders of Allowed Claims should be made in accordance with the Plan.

(nn) "DTSC" means the California Department of Toxic Substances Control.

(oo) "Effective Date" means the date selected by the Plan Proponents (in consultation with the Agent) which is no later than thirty (30) days after all of the conditions specified in Section 9.2 of the Plan have been satisfied or waived.

(pp) "Environmental Unsecured Claim" means an Unsecured Claim against any Debtor arising under, related to or in connection with alleged contamination under the federal or state environmental laws or regulations.

(qq) "Equity Interest" means any ownership or equity interest in any of the Debtors, including, without limitation, interests evidenced by common or preferred stock, warrants, options, limited liability company membership interests or other rights to purchase any ownership or equity interest in any of the Debtors.

(rr) "Estate" means the estate of any Debtor created by section 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Cases.

(ss) "Estate Causes of Action" means Causes of Action of the Debtors and/or their Estates (other than the Avoidance Actions).

(tt) "Estate Cause of Action Recoveries" means, at any time, the amount of Cash or other consideration obtained by or paid to the Estates, Reorganized IT Group and, if applicable, the Litigation Trust, associated with any judgment, settlement or other disposition of Estate Causes of Action, less the Administrative Surcharge, if any.

(uu) "Estimated Claims Order" means any Final Order of the Bankruptcy Court estimating any Claim or the aggregate amount of all Claims in any class created under the Plan to aid in the confirmation of the Plan, or the calculation of Distributions under the Plan.

(vv) "Fee Application" means an application for allowance and payment of a Fee Claim.

(ww) "Fee Claim" means a Claim of a Professional Person under sections 330 or 503 of the Bankruptcy Code for final allowance of compensation for services rendered and reimbursement of expenses incurred in the Chapter 11 Cases from the Petition Date to the Effective Date.

(xx) "Final Decree" means the final decree of the Bankruptcy Court entered in the Chapter 11 Cases pursuant to Bankruptcy Rule 3022.

(yy) "Final Order" means (i) an order or judgment of the Bankruptcy Court or any other court or adjudicative body having jurisdiction over a proceeding or matter as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending; or (ii) in the event that an appeal, writ of certiorari, reargument, or rehearing thereof has been sought, such order of the Bankruptcy Court or any other court or adjudicative body shall have been affirmed by the highest court to which such order was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired; provided, that no order shall fail to be a Final Order solely because of the possibility that a motion pursuant to Rule 60 of the Federal Rules of Civil Procedure or Bankruptcy Rule 9024 may be filed with respect to such order.

(zz) "General Unsecured Claim" means an Unsecured Claim other than a Litigation Unsecured Claim, a Securities Litigation Claim and a Subordinated Claim.

(aaa) "Indenture Trustee" means the Bank of New York, as indenture trustee under the Old Notes.

(bbb) "Indemnified CLO Parties" means those parties identified in Section 7.9 of the Plan.

(ccc) "Indemnified ELT Parties" means those parties identified in Section 7.10(II) of the Plan.

(ddd) "Indemnified OC Parties" means those parties identified in Section 7.7 of the Plan.

(eee) "Indemnified PA Parties" means those parties identified in Section 7.8 of the Plan.

(fff) "Insurance Company" means any insurance company that provides any insurance, indemnification, reimbursement, contribution or other payment or similar coverage to any of the Debtors, Reorganized IT Group or, if applicable, the Litigation Trust, pursuant to an Insurance Policy.

(ggg) "Insurance Policy" means the relevant policy of insurance issued by the applicable Insurance Company under which the Debtors, Reorganized IT Group, or, if applicable, the Litigation Trust, are insureds or beneficiaries of the coverage of any of the Debtors.

(hhh) "Insured Claim" means any Claim against a Debtor for which the Debtor is entitled to indemnification, reimbursement, contribution or other payment under a policy of insurance wherein a Debtor is an insured or beneficiary of the coverage of any of the Debtors.

(iii) "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended, and any applicable rulings, regulations (including temporary and proposed regulations) promulgated thereunder, judicial decisions, and notices, announcements, and other releases of the United States Treasury Department or the IRS.

(jjj) "IRS" means the United States Internal Revenue Service.

(kkk) "IT Environmental Liquidating Trust" means the trust to be established on the Effective Date pursuant to the Plan and the IT Environmental Liquidating Trust Agreement.

(lll) "IT Environmental Liquidating Trust Agreement" means the trust agreement to be entered into pursuant to the Plan to be filed as a Plan Document, under which the powers, duties and responsibilities of the IT Environmental Liquidating Trust shall be set forth.

(mmm) "IT Environmental Liquidating Trust Assets" means the Assets of the Debtors which shall be transferred to the IT Environmental Liquidating Trust in accordance with the IT Environmental Liquidating Trust Agreement and Section 7.10(II) of the Plan.

(nnn) "IT Environmental Liquidating Trust Funding" means $1,000,000 of the Cash on hand in the Estates as of the Effective Date to be transferred to the IT Environmental Liquidating Trust in accordance with the IT Environmental Liquidating Trust Agreement and Section 7.10(II) of the Plan.

(ooo) "IT Environmental Liquidating Trustee" means Brian Fournier or such other Person identified at or prior to the Confirmation Hearing and selected by the Committee and the Debtors, provided that the DTSC does not object.

(ppp) "IT Group" means The IT Group, Inc., a Delaware corporation, as a debtor and debtor-in-possession in jointly administered Case No. 02-10118 (MFW).

(qqq) "Landfills" means those certain four landfills in Northern California known as Montezuma Hills, Benson Ridge, Vine Hill Complex, and Panoche owned and maintained by the Debtors, IT Corporation, IT Lake Herman Road LLC and IT Vine Hill LLC, which are the subject of the Consent Order.

(rrr) "Lender Claim" means a Claim of the Agent and the Prepetition Lenders under the Prepetition Credit Facility and Cash Collateral Orders.

(sss) "Lender Designees" means two individuals selected by the Agent and/or the Prepetition Lenders to serve as members of the Oversight Committee from and after the Effective Date.

(ttt) "Litigation Recoveries" means, collectively, the Avoidance Action Recoveries and the Estate Cause of Action Recoveries.

(uuu) "Litigation Trust" means the litigation trust described in Section 7.10(I) of the Plan, to be formed at the election of the Agent (on behalf of the Prepetition Lenders) and the Committee.

(vvv) "Litigation Trust Agreement" means the agreement governing the Litigation Trust, dated as of the Effective Date, to be filed as a Plan Document.

(www) "Litigation Trust Alternative" shall have the meaning ascribed to such term in Section 4.2 of the Plan.

(xxx) "Litigation Trust Assets" means the Avoidance Actions, Estate Causes of Action, an amount of cash reasonably sufficient to administer the Litigation Trust and such other rights and/or assets as the Agent (on behalf of the Prepetition Lenders) and the Committee designate (including, without limitation, the Administrative Reserve, subject to the obligation of the Litigation Trust to utilize such reserve to satisfy the claims and expenses for which such reserve was established, and any assets the sale, disposition or collection of which, after the Effective Date, would give rise to Available Proceeds), and the earnings and proceeds therefrom. Litigation Trust Assets shall not include any IT Environmental Liquidating Trust Assets.

(yyy) "Litigation Trust Trustee" means the Plan Administrator and the Chief Litigation Officer, as co-trustees, each having substantially the same responsibilities vis-à-vis the Litigation Trust as they have, or would have had, vis-à-vis Reorganized IT Group. The designation of the Litigation Trust Trustee shall be effective on the Effective Date without the need for a further order of the Bankruptcy Court.

(zzz) "Litigation Unsecured Claim" means (i) an Environmental Unsecured Claim; (ii) a Tort Unsecured Claim; and (iii) any other Unsecured Claim, except a Securities Litigation Claim and a Subordinated Claim, against any Debtor that was asserted in any court, tribunal or proceeding prior to the Petition Date.

(aaaa) "LLCs" means IT Vine Hill LLC and the IT Lake Herman Road LLC, which together own the real property containing two of the Landfills.

(bbbb) "New By-Laws" means the by-laws of Reorganized IT Group, as amended and restated in accordance with Section 7.13 of the Plan. The New By-Laws shall be in substantially the form filed with the Bankruptcy Court as a Plan Document.

(cccc) "New Charter" means the certificate of incorporation of Reorganized IT Group, as amended and restated in accordance with Section 7.13 of the Plan. The New Charter shall be in substantially the form filed with the Bankruptcy Court as a Plan Document.

(dddd) "New Common Stock" means the share of common stock of Reorganized IT Group to be authorized for issuance pursuant to the Plan, which share (upon issuance) shall evidence a 100% common ownership interest in Reorganized IT Group.

(eeee) "Non-Lender Secured Claim" means, excluding Lender Claims, (i) a Claim secured by a Lien on any Assets, which lien is valid, perfected, and enforceable under applicable law and is not subject to avoidance under the Bankruptcy Code or applicable non-bankruptcy law, and which is duly established in the Chapter 11 Cases, but only to the extent of the value of the holder's interest in the collateral that secures payment of the Claim; (ii) a Claim that is subject to a valid right of recoupment or setoff under section 553 of the Bankruptcy Code, but only to the extent of the Allowed amount subject to recoupment or setoff as provided in section 506(a) of the Bankruptcy Code; and (iii) a Claim allowed under the Plan as a Non-Lender Secured Claim.

(ffff) "Northern District of California" means the United States District Court for the Northern District of California.

(gggg) "Objection Deadline" means the deadline for filing objections to Claims as set forth in Section 8.1 of the Plan.

(hhhh) "Old 11 ¼% Notes" means, collectively, the 11 ¼% Senior Subordinated Notes of the IT Group due 2009 in the aggregate principal amount of $225,000,000.

(iiii) "Old 8% Notes" means, collectively, the 8% Subordinated Notes of the OHM Corporation due 2005 in the aggregate principal amount of $31,622,000.

(jjjj) "Old Notes" means, collectively, the Old 11 ¼% Notes and the Old 8% Notes.

(kkkk) "Oversight Committee" means the committee consisting of four members (which number may not be increased), two selected by the Committee and two selected by the Agent on behalf of the Prepetition Lenders, which shall oversee the administration and implementation of the Plan and the liquidation of the Debtors' Assets in accordance with the Plan.

(llll) "Oversight Committee Compensation" means the compensation disclosed at or prior to the Confirmation Hearing and agreed to by the Committee and the Agent to be paid to Oversight Committee members in accordance with Section 7.7 of the Plan.

(mmmm) "Person" means an individual, corporation, partnership, limited liability company, joint venture, trust, estate, unincorporated association, unincorporated organization, governmental entity, or political subdivision thereof, or any other entity that would fall within the definition assigned to such term in section 101(41) of the Bankruptcy Code.

(nnnn) "Petition Date" means the date on which the Chapter 11 Cases were commenced, January 16, 2002.

(oooo) "Plan" means this chapter 11 plan, either in its present form or as it may be amended, supplemented, or otherwise modified from time to time, and the exhibits and schedules to the foregoing, as the same may be in effect at the time such reference becomes operative.

(pppp) "Plan ADR" means the alternative dispute resolution procedures to be filed with the Bankruptcy Court as a Plan Document, pursuant to which all Litigation Unsecured Claims shall be liquidated, unless the holder of a Litigation Unsecured Claim has obtained or seeks and obtains relief from the automatic stay or from the ADR Injunction (as defined in the Plan ADR) to prosecute its claim in a non-bankruptcy forum and does not consent to participate in the Plan ADR.

(qqqq) "Plan Administrator" means AlixPartners LLC or such other Person identified at or prior to the Confirmation Hearing and selected by the Committee and the Agent.

(rrrr) "Plan Documents" means the documents that aid in effectuating the Plan as specifically identified as such herein and filed with the Bankruptcy Court as specified in Section 1.5 of the Plan.

(ssss) "Plan Proponents" means, collectively, the Debtors and the Committee.

(tttt) "Plan Settlement" means the compromise and settlement between the Agent, the Prepetition Lenders, the Debtors, the Subsidiaries that are not Debtors, and the Committee (and its respective members) as set forth in Section 7.4 of the Plan.

(uuuu) "Post Closure Policies" means the Debtors' interest in AIG Post Closure Policy 4762403 and AIG Post Closure Excess Policy 4760892, and any other insurance policies belonging to the Debtors at any time which provide coverage for post-closure costs at the Landfills.

(vvvv) "Post-Confirmation Interest" means simple interest at the rate of 1.0% per annum or such other rate as the Bankruptcy Court may determine at the Confirmation Hearing is appropriate, such interest to accrue from the Distribution Date with respect to any Allowed Tax Claim.

(wwww)"Prepetition Credit Facility" means that certain Second Amended and Restated Credit Agreement dated as of March 7, 2000 between the Prepetition Lenders with Citicorp USA, Inc., as administrative agent and Fleet National Bank, N.A. as documentation agent and the institutions listed therein as co-agents, and certain of the Debtors, together with all documents, instruments, and agreements executed or entered into in connection therewith, and any amendments thereto.

(xxxx) "Prepetition Lenders" means those lenders who are parties to the Prepetition Credit Facility.

(yyyy) "Priority Claim" means any Claim to the extent such Claim is entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than the Lender Claims, Non-Lender Secured Claims, Administrative Claims, and Tax Claims.

(zzzz) "Professional Person" means a Person retained or to be compensated for services rendered or costs incurred on or after the Petition Date and on or prior to the Effective Date pursuant to sections 327, 328, 330, 503(b) or 1103 of the Bankruptcy Code in the Chapter 11 Cases.

(aaaaa) "Pro Rata Share" means the proportion that the amount an Allowed Claim bears to the aggregate amount of all Claims in a particular class, including Contested Claims, but not including Disallowed Claims, (i) as calculated by the Disbursing Agent on or before any Distribution Date; or (ii) as determined by the Bankruptcy Court in an Estimated Claims Order, if such an order is sought and obtained.

(bbbbb) "Reorganized IT Group" means, collectively, the Debtors as reorganized from and after the Effective Date pursuant to Article VII of the Plan.

(ccccc) "Schedules" means the schedules of assets and liabilities and the statements of financial affairs filed by the Debtors with the Bankruptcy Court, as required by section 521 of the Bankruptcy Code and the Official Bankruptcy Forms of the Bankruptcy Rules, as such schedules and statements may be amended by the Debtors from time to time in accordance with Bankruptcy Rule 1009.

(ddddd) "SEC" means the United States Securities and Exchange Commission.

(eeeee) "Securities Litigation" means the following actions: (i) Civil Action No. 02-1927 pending in the United States District Court for the Western District of Pennsylvania, styled Thomas L. Payne, et al., v. Anthony J. Deluca, et al.; (ii) Civil Action No. 03-0288 pending in the United States District Court for the Western District of Pennsylvania, styled Howard G. Clair, et al., v. Anthony J. DeLuca, et al.; and (iii) Civil Action No. 02-0886 pending in the District Court for the Western District of Pennsylvania, styled Staro Asset Management LLC v. Anthony J. DeLuca, et al.

(fffff) "Securities Litigation Claims" means any claim or Cause of Action against the Debtors, their predecessors or successors arising from rescission of a purchase or sale of the Old Notes or Equity Interests of any Debtor, or for damages arising from the purchase or sale of the Old Notes or Equity Interests of any Debtor, or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such a claim.

(ggggg) "Shaw" means The Shaw Group, Inc., or its designee.

(hhhhh) "Shaw Sale" means the sale of substantially all of the Assets of the Debtors to Shaw approved by order of the Bankruptcy Court dated April 25, 2002.

(iiiii) "Shaw Stock" means the common stock of Shaw received by the Debtors pursuant to the Shaw Sale.

(jjjjj) "Soose Loans" means, collectively, the loans made pursuant to certain loan agreements between IT Group and Harry Soose, Jr., dated July 1999 and May 2000.

(kkkkk) "Statutory Fees" means all fees payable by the Debtors pursuant to section 1930 of title 28 of the United States Code, that accrued prior to, on or after the Effective Date.

(lllll) "Subordinated Claims" means any Claim subordinated pursuant to a Final Order under section 510(c) of the Bankruptcy Code.

(mmmmm) "Subsidiary" means any entity of which IT Group owns directly or indirectly all of the outstanding capital stock or limited liability company membership interests.

(nnnnn) "Tax Claim" means a Claim against any of the Debtors that is of a kind specified in section 507(a)(8) of the Bankruptcy Code.

(ooooo) "Tort Unsecured Claim" means an Unsecured Claim (other than an Environmental Unsecured Claim) against any Debtor for personal injury or property damage allegedly arising from the tortious actions or inactions of any of the Debtors, their agents or any other person.

(ppppp) "Unsecured Claim" means any Claim other than a Lender Claim, a Non-Lender Secured Claim, an Administrative Claim, a Priority Claim or a Tax Claim.

(qqqqq) "Voting Procedures Order" means the Final Order of the Bankruptcy Court approving procedures relating to the solicitation and tabulation of votes with respect to the Plan.

1.2 Interpretation

Unless otherwise specified, all section, article and exhibit references in the Plan are to the respective section in, article of, or exhibit to, the Plan, as the same may be amended, waived, or modified from time to time. Words denoting the singular number shall include the plural number and vice versa, and words denoting one gender shall include the other gender. The Disclosure Statement may be referred to for purposes of interpretation to the extent any term or provision of the Plan is determined by the Bankruptcy Court to be ambiguous.

1.3 Application of Definitions and Rules of Construction Contained in the Bankruptcy Code

Words and terms defined in section 101 of the Bankruptcy Code shall have the same meaning when used in the Plan, unless a different definition is given in the Plan. The rules of construction contained in section 102 of the Bankruptcy Code shall apply to the construction of the Plan.

1.4 Other Terms

The words "herein," "hereof," "hereto," "hereunder" and others of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause contained in the Plan. A term used herein that is not defined herein shall have the meaning ascribed to that term, if any, in the Bankruptcy Code.

1.5 Appendices and Plan Documents

All appendices to the Plan and the Plan Documents are incorporated into the Plan by this reference and are a part of the Plan as if set forth in full herein. All Plan Documents shall be in a form reasonably acceptable to the Plan Proponents and the Agent. The Plan Documents (in substantially final form) shall be filed with the Clerk of the Bankruptcy Court not less than ten (10) days prior to the commencement of the Confirmation Hearing. Holders of Claims and Equity Interests may obtain a copy of the Plan Documents, once filed, by a written request sent to the following address:

White & Case LLP
200 South Biscayne Boulevard
Miami, Florida 33131
Attention: Mark B. Fuhr
Telephone: (305) 371-2700
Facsimile: (305) 358-5744

ARTICLE II.
CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

2.1 Claims and Equity Interests Classified

For purposes of organization, voting and all confirmation matters, except as otherwise provided herein, all Claims (except for Administrative Claims and Tax Claims) and all Equity Interests shall be classified as set forth in this Article II of the Plan.

2.2 Administrative Claims and Tax Claims

As provided in section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Tax Claims are not classified for purposes of voting or receiving distributions under the Plan. All such Claims shall be treated separately as unclassified Claims on the terms set forth in Article V of the Plan.

2.3 Claims and Equity Interests

The Plan classifies the Claims against and Equity Interests in each of the Debtors as follows:

(a)	Class 1:	Priority Claims
(b)	Class 2:	Non-Lender Secured Claims
(c)	Class 3:	Lender Claims
(d)	Class 4A:	General Unsecured Claims
(e)	Class 4B:	Litigation Unsecured Claims
(f)	Class 4C:	Securities Litigation Claims
(g)	Class 4D:	Subordinated Claims
(h)	Class 5:	Equity Interests

2.4 Consolidated Plan

Although the Plan has been filed as a joint Plan for all of the Debtors for purposes of administrative convenience and efficiency, the Plan provides for the substantive consolidation of the Debtors for all purposes under the Plan. Voting on the Plan, confirmation of the Plan, and Distributions under the Plan shall be considered and accomplished on a consolidated basis.

2.5 Separate Classification of Secured Claims

Although Non-Lender Secured Claims against each Debtor have been placed in one class for purposes of convenience, each Non-Lender Secured Claim shall be treated as though in a separate class for purposes of voting and receiving Distributions under the Plan.

ARTICLE III.
IDENTIFICATION OF IMPAIRED CLASSES OF CLAIMS AND EQUITY INTERESTS

3.1 Unimpaired Classes of Claims and Equity Interests

Class 1 (Priority Claims) against each of the Debtors is not impaired under the Plan.

3.2 Impaired Classes of Claims and Equity Interests

With the exception of Class 1 (Priority Claims) against each of the Debtors, all classes of Claims against and Equity Interests in each of the Debtors are impaired under the Plan.

3.3 Impairment Controversies

If a controversy arises as to whether any Claim or Equity Interest, or any class of Claims or Equity Interests, is impaired under the Plan, the Bankruptcy Court shall, after notice and a hearing, determine such controversy.

ARTICLE IV.
PROVISIONS FOR TREATMENT OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN

4.1 Treatment of Claims and Equity Interests

The classes of Claims against and Equity Interests in each of the Debtors shall be treated under the Plan as follows:

(a) Class 1 – Priority Claims. Each holder of an Allowed Priority Claim shall be unimpaired under the Plan and such Allowed Priority Claims shall either be paid in full in Cash on the Effective Date or, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights of each holder of an Allowed Priority Claim in respect of such Claim shall be fully reinstated and retained, except as provided in section 1124(2)(A)-(C) of the Bankruptcy Code, and the holders of such Allowed Priority Claims shall be paid in full in accordance with such reinstated rights, provided that payment may be made by the Litigation Trust rather than Reorganized IT Group, to the extent the Litigation Trust succeeds to the Debtors' Assets in lieu of Reorganized IT Group.

(b) Class 2 – Non-Lender Secured Claims. Each holder of an Allowed Non-Lender Secured Claim shall be impaired under the Plan and, pursuant to section 1129(b) of the Bankruptcy Code, shall, at the election of the Plan Proponents, Reorganized IT Group or the Litigation Trust Trustee (as applicable) in consultation with the Agent, receive one of the following treatment options: (i) each holder of an Allowed Non-Lender Secured Claim shall retain its liens securing its Allowed Non-Lender Secured Claim and receive on account of its Allowed Non-Lender Secured Claim deferred cash payments having a present value on the Effective Date equal to the amount of its Allowed Non-Lender Secured Claim, (ii) each holder of an Allowed Non-Lender Secured Claim shall realize the "indubitable equivalent" of its Allowed Non-Lender Secured Claim, (iii) the property securing the Allowed Non-Lender Secured Claim shall be sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds as provided in clause (i) or (ii) of this subparagraph or (iv) if such Allowed Non-Lender Secured Claim is subject to a valid right of recoupment or setoff, such Claim shall be setoff to the extent of the amount subject to setoff in accordance with sections 506(a) and 553 of the Bankruptcy Code.

(c) Class 3 – Lender Claims. Subject to Section 4.2 of the Plan and in accordance with the Plan Settlement, the Lender Claims shall be Allowed in full under the Plan and each holder of an Allowed Lender Claim shall receive on the Effective Date and on any applicable Distribution Date thereafter, in full and complete satisfaction of such Claim, its Pro Rata Share of (i) 87.5% of the Available Proceeds, (ii) 90% of the Shaw Stock,

(iii) 20% of Avoidance Action Recoveries, and (iv) 75% of the first $10,000,000 of Estate Cause of Action Recoveries and 50% of Estate Cause of Action Recoveries thereafter. In the event that holders of Allowed Lender Claims receive distributions from Reorganized IT Group after the Effective Date, the cumulative distributions from IT Group and Reorganized IT Group under this provision to a holder of an Allowed Lender Claim shall not exceed the amount of such holder's Allowed Lender Claim.

(d) Class 4A – General Unsecured Claims. Subject to Section 4.2 of the Plan and in accordance with the Plan Settlement, each holder of an Allowed General Unsecured Claim shall receive on the applicable Distribution Date on account of its Allowed General Unsecured Claim, its Pro Rata Share of (i) 12.5% of the Available Proceeds, (ii) the net proceeds from the sale or other disposition of 10% of the Shaw Stock in accordance with the Plan, (iii) 80% of Avoidance Action Recoveries, and (iv) 25% of the first $10,000,000 of Estate Cause of Action Recoveries and 50% of Estate Cause of Action Recoveries thereafter. In the event that holders of Allowed General Unsecured Claims receive distributions from Reorganized IT Group after the Effective Date, the cumulative distributions from IT Group and Reorganized IT Group under this provision to a holder of an Allowed General Unsecured Claim shall not exceed the amount of such holder's Allowed General Unsecured Claim.

(e) Class 4B – Litigation Unsecured Claims. Each Litigation Unsecured Claim shall be liquidated pursuant to the Plan ADR. To the extent any such Claim becomes an Allowed Litigation Unsecured Claim as provided in the Plan ADR, the holder of such Claim shall receive on any applicable Distribution Date on account of its Allowed Litigation Unsecured Claim, its Pro Rata Share of the Distributions to holders of Allowed General Unsecured Claims as provided in Section 4.1(d) of the Plan. To the extent any Allowed Litigation Unsecured Claim is an Insured Claim, the amount of its Allowed Litigation Unsecured Claim shall be reduced by the amount of insurance proceeds, if any, to pay such Claim, and the Pro Rata Share with respect to such Allowed Litigation Unsecured Claim shall be determined based upon such reduced amount. In the event that holders of Allowed Litigation Unsecured Claims receive distributions from Reorganized IT Group after the Effective Date, the cumulative distributions from IT Group and Reorganized IT Group under this provision to a holder of an Allowed Litigation Unsecured Claim shall not exceed the amount of such holder's Allowed Litigation Unsecured Claim.

(f) Class 4C – Securities Litigation Claims. In accordance with section 510(b) of the Bankruptcy Code, an Allowed Securities Litigation Claim shall be subordinated to all senior classes. In the event that holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims receive distributions under the Plan from Reorganized IT Group after the Effective Date and the cumulative distributions received by all such holders from IT Group and Reorganized IT Group equal the aggregate amount of the Allowed Claims of all such holders and all of such Allowed Claims have been paid in full, then each holder of an Allowed Securities Litigation Claim shall receive its Pro Rata Share of the distributions, if any, by Reorganized IT Group under the Plan in excess of such aggregate amount; provided, however, that under no circumstances shall the distributions under this provision to the holder of an Allowed Securities Litigation Claim exceed the amount of such holder's Allowed Securities Litigation Claim. Other than the potential to receive the foregoing distribution, each holder of an Allowed Securities Litigation Claim shall not receive or retain any Distribution or consideration on account of such Allowed Securities Litigation Claim.

(g) Class 4D – Subordinated Claims. In the event that holders of Allowed Lender Claims, Allowed General Unsecured Claims, Allowed Litigation Unsecured Claims and Allowed Securities Litigation Claims receive distributions under the Plan from Reorganized IT Group after the Effective Date and the cumulative distributions received by all such holders from IT Group and Reorganized IT Group equal the aggregate amount of the Allowed Claims of all such holders and all of such Allowed Claims have been paid in full, then each holder of an Allowed Subordinated Claim shall receive its Pro Rata Share of the distributions, if any, by Reorganized IT Group under the Plan in excess of such aggregate amount; provided, however, that under no circumstances shall the distributions under this provision to the holder of an Allowed Subordinated Claim exceed the amount of such holder's Allowed Subordinated Claim. Other than the potential to receive the foregoing distribution, each holder of an Allowed Subordinated Claim shall not receive or retain any Distribution or consideration on account of such Allowed Subordinated Claim.

(h) Class 5 – Equity Interests. On the Effective Date, all Equity Interests in IT Group shall be canceled, annulled and extinguished and one share of New Common Stock shall be issued to the Plan Administrator, who shall hold such share for the benefit of the holders of such former Equity Interests consistent with their former economic entitlements; provided, however, that no such share of New Common Stock shall be issued if IT Group is dissolved effective as of the Effective Date. Other than such beneficial interest (which shall be non-transferable), each holder of an Equity Interest in IT Group shall neither receive nor retain any property or interest in property under the Plan on account of such Equity Interest. All Equity Interests in all of the other Debtors shall be canceled, annulled and extinguished when such Debtors are dissolved or merged out of existence in accordance with Section 7.3 of the Plan, and no distribution of any property shall be made with respect to such Equity Interests. On or promptly after the Effective Date, Reorganized IT Group shall file with the SEC a Form 15 for the purpose of terminating the registration of any of its publicly traded securities. In the event Reorganized IT Group is dissolved after the Effective Date in accordance with Section 7.3 of the Plan, the New Common Stock outstanding after the Effective Date shall be canceled on the date Reorganized IT Group is so dissolved.

4.2 Litigation Trust Alternative

At the election of the Agent (on behalf of the Prepetition Lenders) and the Committee, which election shall be made on or prior to the Effective Date, the Debtors shall transfer the Litigation Trust Assets (which may include, without limitation, the Avoidance Actions, the Avoidance Action Recoveries, the Estate Causes of Action, the Estate Cause of Action Recoveries, and any assets the sale, disposition or collection of which, after the Effective Date, would give rise to Available Proceeds) to the Litigation Trust for the benefit of the holders of Allowed Lender Claims, Allowed General Unsecured Claims, and Allowed Litigation Unsecured Claims in accordance with Section 7.10(I) (the "Litigation Trust Alternative"). In such event, in lieu of having a continuing right under the Plan against Reorganized IT Group to receive a portion of any proceeds from the assets transferred to the Litigation Trust, the holders of Allowed Lender Claims, Allowed General Unsecured Claims, and Allowed Litigation Unsecured Claims shall receive beneficial interests in the Litigation Trust entitling them to share in the proceeds of such assets on the same relative basis as provided in Sections 4.1(c), 4.1(d) and 4.1(e) of the Plan.

ARTICLE V.
PROVISIONS FOR TREATMENT OF UNCLASSIFIED CLAIMS UNDER THE PLAN

5.1 Treatment of Administrative Claims

All Administrative Claims shall be treated as follows:

(a) Time for Filing Administrative Claims. Except as otherwise provided in the Administrative Bar Date Order, the holder of an Administrative Claim, including a Claim under section 503(b) of the Bankruptcy Code, but excluding (i) the Lender Claims, (ii) a Fee Claim, (iii) a liability incurred and payable in the ordinary course of business by a Debtor (and not past due), or (iv) an Administrative Claim that has been Allowed on or before the Effective Date, must file with the Bankruptcy Court and serve on the Debtors and the Office of the United States Trustee, notice of such Administrative Claim within thirty (30) days after service of notice of entry of the Confirmation Order. Such notice must include at a minimum (A) the name of the holder of the Claim, (B) the amount of the Claim, and (C) the basis of the Claim. **Failure to file and serve such notice timely and properly shall result in the Administrative Claim being forever barred and discharged.**

(b) Time for Filing Fee Claims. Each Professional Person shall be required to file with the Bankruptcy Court, and serve on all parties required to receive notice, a final Fee Application within sixty (60) days after the Effective Date. As soon as practicable, but in no event later than thirty (30) days after the filing of a final Fee Application, objections to final Fee Applications shall be filed with the Bankruptcy Court and served upon the Professional Person who filed the final Fee Application. **The failure to file timely and serve such final Fee Application shall result in the Fee Claim being forever barred and discharged.**

(c) Allowance of Administrative Claims. An Administrative Claim with respect to which notice has been properly filed and served pursuant to Section 5.1(a) of the Plan shall become an Allowed Administrative Claim if no objection is filed within ninety (90) days after the deadline for filing and serving the notice of such Administrative Claim specified in Section 5.1(a) of the Plan, or such later date as may be approved by the Bankruptcy Court on motion of a party in interest, without notice or a hearing. If an objection is filed within such ninety-day period (or any extension thereof), the Administrative Claim shall become an Allowed

Administrative Claim only to the extent allowed by Final Order. An Administrative Claim with respect to which a Fee Application has been properly filed pursuant to Section 5.1(b) of the Plan shall become an Allowed Administrative Claim only to the extent allowed by Final Order.

(d) Payment of Allowed Administrative Claims. On the applicable Distribution Date, each holder of an Allowed Administrative Claim shall receive (i) the amount of such holder's Allowed Claim in one Cash payment, or (ii) such other treatment as may be agreed upon in writing by Reorganized IT Group or, if applicable, the Litigation Trust Trustee, and such holder; provided, that an Administrative Claim representing a liability incurred in the ordinary course of business of the Debtors may be paid at Reorganized IT Group's or, if applicable, the Litigation Trust Trustee's, election in the ordinary course of business.

5.2 Treatment of Tax Claims

At the election of the Debtors or, on or after the Effective Date, Reorganized IT Group or, if applicable, the Litigation Trust Trustee, each holder of an Allowed Tax Claim shall receive in full satisfaction of such holder's Allowed Tax Claim, (a) the amount of such holder's Allowed Tax Claim, with Post-Confirmation Interest thereon, in equal annual Cash payments on each anniversary of the Effective Date, until the sixth (6th) anniversary of the date of assessment of such Tax Claim (provided that the Disbursing Agent may prepay the balance of any such Allowed Tax Claim at any time without penalty); (b) a lesser amount in one Cash payment as may be agreed upon in writing by such holder and Reorganized IT Group or, if applicable, the Litigation Trust Trustee; or (c) such other treatment as may be agreed upon in writing by such holder and Reorganized IT Group or, if applicable, the Litigation Trust Trustee. The Confirmation Order shall enjoin any holder of a Tax Claim from commencing or continuing any action or proceeding against any responsible person or officer or director of the Debtors that otherwise would be liable to such holder for payment of a Tax Claim so long as no default has occurred with respect to such Tax Claim under this Section 5.2 of the Plan.

The Tax Collector of Palm Beach County has asserted an alleged Tax Claim of approximately $7,900.02. To the extent such Claim becomes an Allowed Tax Claim under the Plan, such Allowed Tax Claim shall be paid in full in Cash on the later of the Effective Date or entry of a Final Order allowing such Tax Claim. The State of Washington, Department of Revenue has also asserted an alleged Tax Claim. To the extent such Claim becomes an Allowed Tax Claim under the Plan, such Allowed Tax Claim shall be paid in full in Cash on the later of the Effective Date or entry of a Final Order allowing such Tax Claim.

ARTICLE VI.
ACCEPTANCE OR REJECTION OF THE PLAN; EFFECT OF REJECTION BY ONE OR MORE CLASSES OF CLAIMS OR EQUITY INTERESTS

6.1 Classes Entitled to Vote

Class 2 (Non-Lender Secured Claims), Class 3 (Lender Claims), Class 4A (General Unsecured Claims), and Class 4B (Litigation Unsecured Claims) are impaired under the Plan, and the holders of such Claims shall be entitled to vote to accept or reject the Plan. Class 1 (Priority Claims) is unimpaired under the Plan, and the holders of such Claims are conclusively presumed to have accepted the Plan. Class 4C (Securities Litigation Claims), Class 4D (Subordinated Claims) and Class 5 (Equity Interests) are impaired under the Plan, and the holders of such Claims and Equity Interests shall not receive a Distribution or retain any property under the Plan and are deemed not to have accepted the Plan.

6.2 Class Acceptance Requirement

Absent an order of the Court, only holders of Claims that are of record and as to which an objection is not pending as set forth in the Voting Procedures Order shall be entitled to accept or reject the Plan. A class of Claims shall have accepted the Plan if it is accepted by at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the Allowed Claims in such class that have voted on the Plan.

6.3 Confirmation Without Acceptance by All Impaired Classes

The Plan shall constitute a request that the Bankruptcy Court confirm the Plan over the rejection of any Class in accordance with section 1129(b) of the Bankruptcy Code.

ARTICLE VII.
MEANS FOR IMPLEMENTATION OF THE PLAN

7.1 Substantive Consolidation of Debtors

Except as otherwise provided in the Plan, on and subject to the occurrence of the Effective Date, all Assets and liabilities of the Debtors shall be substantively consolidated. On the Effective Date (i) all intercompany claims by and among the Debtors shall be eliminated; (ii) all Assets and liabilities of the Debtors other than IT Group shall be merged or treated as though they were merged into and with the Assets and liabilities of IT Group; (iii) all guarantees of the Debtors of the obligations of any other Debtor and any joint or several liability of any of the Debtors shall be deemed to be one obligation of the consolidated Debtors; (iv) all Equity Interests owned by any of the Debtors in any other Debtor shall be treated as though they were eliminated; and (v) each and every Claim filed or to be filed in the Chapter 11 Cases against any of the Debtors shall be deemed filed against the consolidated Debtors, and shall be deemed one Claim against and obligation of the consolidated Debtors.

7.2 IT Group Subsidiary Guarantees

All claims based upon guarantees of collection, payment or performance of any obligation of the Debtors made by any Subsidiary which is not a Debtor and all claims against any such Subsidiary for which any of the Debtors are jointly and severally liable, in each case which arise prior to the Effective Date, shall be discharged, released, extinguished and of no further force and effect.

7.3 Merger and Dissolution of IT Group Corporate Entities

On or as of the Effective Date or as soon as reasonably practicable thereafter, any or all of the Debtors (other than IT Group) and Subsidiaries of the Debtors may, at the sole option of the Plan Proponents (with the consent of the Agent), be (a) merged into one or more of the Debtors or (b) dissolved; provided, however, that if the Litigation Trust succeeds to all of the Debtors' Assets in lieu of Reorganized IT Group, all of the Debtors (other than IT Group) shall merge into IT Group on or as soon as practicable after the Effective Date and IT Group shall be immediately dissolved. Upon the occurrence of any such merger, all assets of the merged entities shall be transferred to and become the assets of the surviving entity, and all liabilities of the merged entities, except to the extent discharged, released or extinguished pursuant to the Plan and the Confirmation Order, shall be assumed by and shall become the liabilities of the surviving entity, with such liabilities of the surviving entity to be treated as provided in the Plan. All mergers and dissolutions shall be effective as of the Effective Date[1] pursuant to the Confirmation Order without any further action by the stockholders or directors of any of the Debtors, unless applicable law requires otherwise. Following the Effective Date and upon the occurrence of such mergers and dissolutions, Reorganized IT Group or the Litigation Trust Trustee (if applicable) shall move for a final decree to close the chapter 11 case relating to each merged and/or dissolved entity. Reorganized IT Group shall be dissolved when it has made the Distributions, if any, required to be made by it under the Plan.

7.4 The Plan Settlement

Pursuant to section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019 and subject to the occurrence of the Effective Date, entry of the Confirmation Order shall constitute approval of a compromise and settlement of all Causes of Action as of the Effective Date by and between the Agent and the Prepetition Lenders, on

---

[1] Because the Debtor entity Wehran New York, Inc. ("Wehran"), may be subject to purchase by an interested party after the Effective Date, any merger or dissolution of Wehran shall occur, if at all, sixty (60) days after the Effective Date provided that consummation of any sale of Wehran is not pending as of such date.

the one hand, and the Debtors, the Subsidiaries that are not Debtors, and the Committee (and all of its members), on the other hand, pursuant to which, and upon the occurrence of the Effective Date, (a) the Lender Claims shall be deemed Allowed in full as provided in Section 4.1(c) of the Plan, (b) the Committee Lawsuit shall be dismissed with prejudice, (c) any and all claims and Causes of Action of the Debtors (and their Estates), the Subsidiaries that are not Debtors, and the Committee (and all of its members) against the Agent and/or the Prepetition Lenders as of the Effective Date shall be forever waived, discharged, released and enjoined, (d) the holders of Allowed Lender Claims shall receive the treatment accorded such Claims pursuant to the Plan in complete satisfaction thereof, including, without limitation, any subordination or other provisions in respect of the Old Notes, the holders thereof or the Indenture Trustee, and (e) any right to a Distribution on account of any deficiency Claim, Unsecured Claim or Administrative Claim (other than any claims under the Plan or for the reimbursement of all reasonable fees and expenses of the Agent incurred through the date on which the Committee is dissolved in accordance with Section 13.4 of the Plan, which claims shall remain in effect and shall be treated and paid as Administrative Claims in accordance with the Plan without the need to file any Administrative Claim pursuant to the Administrative Bar Date or otherwise comply with Section 5.1 of the Plan) by the holders of the Lender Claims shall be forever waived, discharged, released and enjoined, which Claims shall be deemed satisfied in full by the treatment accorded the Lender Claims in Section 4.1(c) of the Plan. Subject to the occurrence of the Effective Date, entry of the Confirmation Order shall constitute approval of the Plan Settlement and authorize the parties to take all actions that are necessary or appropriate to implement and give effect to the Plan Settlement.

7.5 Shaw Stock

Upon the occurrence of the Effective Date in accordance with the Plan Settlement, title to 10% of the Shaw Stock shall vest in Reorganized IT Group or, if applicable, the Litigation Trust, free and clear of all Claims, Equity Interests, liens, security interests, encumbrances, and other interests, except as expressly provided in the Plan, which stock may be sold or otherwise disposed of (as directed by the Plan Administrator with the consent of the Committee Designees) for the benefit of holders of Allowed General Unsecured Claims to effectuate Distributions to such holders in accordance with Section 4.1(d) of the Plan. Upon the occurrence of the Effective Date in accordance with the Plan Settlement, 90% of the Shaw Stock shall be distributed to the Agent on behalf of the holders of Allowed Lender Claims in accordance with Section 4.1(c) of the Plan, free and clear of all Claims, Equity Interests, liens, security interests, encumbrances, and other interests, except as otherwise expressly provided in the Plan.

7.6 Formation of Reorganized IT Group

On or before the Effective Date and conditioned on the occurrence of the Effective Date, the following actions shall be taken with respect to Reorganized IT Group (unless the Litigation Trust Alternative is implemented and the Litigation Trust succeeds to all of the Debtors' Assets in lieu of Reorganized IT Group):

(a) the New Charter and the New By-Laws shall be duly adopted; and

(b) the issuance of the New Common Stock shall be authorized.

Except as otherwise provided in the Plan, the post-Effective Date management of Reorganized IT Group shall be the general responsibility of the Plan Administrator, subject to the direction and supervision by the Oversight Committee as provided in the Plan.

7.7 Oversight Committee

On the Effective Date, the Oversight Committee shall be formed, which committee shall consist of four (4) members, two selected by the Committee and two selected by the Agent on behalf of the Prepetition Lenders. The Oversight Committee shall oversee the administration and implementation of the Plan and the liquidation and distribution of the Debtors' Assets in accordance with the Plan. Oversight Committee decisions shall be made with the approval of at least three (3) members. The Oversight Committee shall have the following rights, obligations and duties:

(a) Approve the Plan Administrator's selection of, as well as the terms governing the engagement of, professionals to be engaged by the Plan Administrator on behalf of Reorganized IT Group or, if applicable, the Litigation Trust, who may have been previously engaged by the Debtors, the Committee and/or the Agent, and establish retainer terms, conditions and budgets;

(b) Decide whether, when, and in what amounts Distributions should be made, and direct Reorganized IT Group or, if applicable, the Litigation Trust (subject to the provisions of the Litigation Trust Agreement), to make a Distribution;

(c) Oversee the Plan Administrator's administration and implementation of the Plan and the liquidation of the Assets in accordance with the Plan;

(d) Oversee, review and guide the Plan Administrator on performance of its duties and its activities proposed and underway, as often as is necessary and appropriate to implement the Plan;

(e) Appear in Bankruptcy Court;

(f) Seek an order terminating an Oversight Committee member and approving a replacement selected in a manner consistent with the original selection of such Oversight Committee Member in the event the other members of the Oversight Committee determine there is cause to do so;

(g) Articulate the Oversight Committee's position in the event the Plan Administrator, the Disbursing Agent or the Chief Litigation Officer brings a dispute with the Oversight Committee to the Bankruptcy Court for resolution, or the Oversight Committee concludes it should bring a dispute with the Plan Administrator, Disbursing Agent or the Chief Litigation Officer to the Bankruptcy Court for resolution; and

(h) Direct the pursuit and settlement of Estate Causes of Action.

Each Oversight Committee member shall be paid in accordance with the Oversight Committee Compensation, as disclosed at or prior to the Confirmation Hearing and agreed to by the Committee and the Agent. Any disputes between and among the Oversight Committee, its members, Reorganized IT Group or, if applicable, the Litigation Trust, the Plan Administrator, and/or the Chief Litigation Officer shall be resolved by the Bankruptcy Court, and the Plan Administrator shall bring any such dispute to the Bankruptcy Court for resolution if so requested in writing by any of such parties.

Subject to any applicable law, the members of the Oversight Committee shall not be liable for any act done or omitted by any member in such capacity, while acting in good faith and in the exercise of business judgment. Members of the Oversight Committee shall not be liable in any event except for gross negligence or willful misconduct in the performance of their duties hereunder.

Except as otherwise set forth in this Plan and to the extent permitted by applicable law, the members of the Oversight Committee, in the performance of their duties hereunder (the "Indemnified OC Parties"), shall be defended, held harmless and indemnified from time to time by Reorganized IT Group or, to the extent such duties relate to the Litigation Trust, the Litigation Trust (and not any other Person) against any and all losses, claims, costs, expenses and liabilities to which such Indemnified OC Parties may be subject by reason of such Indemnified OC Party's execution of duties pursuant to the discretion, power and authority conferred on such Indemnified OC Party by the Plan or the Confirmation Order; provided, however, that the indemnification obligations arising pursuant to this Section shall not indemnify the Indemnified OC Parties for any actions taken by such Indemnified OC Parties which constitute fraud, gross negligence or intentional breach of the Plan, or the Confirmation Order. Satisfaction of any obligation of Reorganized IT Group or, if applicable, the Litigation Trust, arising pursuant to the terms of this Section shall be payable only from the assets of Reorganized IT Group or, if applicable, the Litigation Trust, including, if available, any insurance maintained by Reorganized IT Group or, if applicable, the Litigation Trust. The indemnification provisions contained herein shall remain available to and be binding upon any future members of the Oversight Committee or the estate of any decedent and shall survive dissolution of Reorganized IT Group.

7.8 Plan Administrator

Upon the occurrence of the Effective Date, the management, control, and operation of Reorganized IT Group shall be the general responsibility of the Plan Administrator, subject to the supervision and direction of the Oversight Committee as provided herein.

Notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, from and after the Effective Date all Avoidance Actions may be compromised and settled by the Plan Administrator according to the following procedures:

(a) Subject to subsection (b) of Section 7.8 of the Plan, the following settlements or compromises of Estate Causes of Action do not require the review or approval of the Bankruptcy Court:

(i) The settlement or compromise of an Estate Cause of Action where the amount of recovery sought in any demand or adversary proceeding is $250,000 or less; and

(ii) The settlement or compromise of an Estate Cause of Action where the difference between the amount of the recovery sought in any demand or adversary proceeding and the amount of the proposed settlement is $250,000 or less; and

(b) The following settlements or compromises shall be submitted to the Bankruptcy Court for approval:

(i) Any settlement or compromise not described in subsection 7.8(a) of the Plan; and

(ii) Any settlement or compromise of an Estate Cause of Action that involves an "insider," as defined in section 101(31) of the Bankruptcy Code.

With the consent of the Oversight Committee, the Plan Administrator may prosecute or decline to prosecute any Estate Causes of Action, in the exercise of the Plan Administrator's business judgment, subject to the provisions of the Plan. With the consent of the Oversight Committee, the Plan Administrator may settle, release, sell, assign, or otherwise transfer or compromise any Estate Causes of Action, in the exercise of the Plan Administrator's business judgment, subject to the provisions of the Plan, including subsection (a) of this Section 7.8.

With the consent of the Oversight Committee, the Plan Administrator may retain the services of attorneys, accountants, consultants, and other agents, in the business judgment of the Plan Administrator, to assist and advise the Plan Administrator in the performance of its duties hereunder.

The Plan Administrator may bring any dispute concerning the performance of its duties for resolution by the Bankruptcy Court and its reasonable fees and expenses (including attorneys' fees) in connection therewith shall be paid by Reorganized IT Group or, to the extent such dispute involves its duties as co-trustee of the Litigation Trust, the Litigation Trust. The compensation for the Plan Administrator shall be agreed to by the Committee and the Agent and disclosed at or prior to the Confirmation Hearing, and is subject to approval by the Bankruptcy Court.

Subject to any applicable law, the Plan Administrator shall not be liable for any act done or omitted by the Plan Administrator in the performance of its duties hereunder, while acting in good faith and in the exercise of business judgment. The Plan Administrator shall not be liable in any event except for gross negligence or willful misconduct in the performance of its duties hereunder.

Except as otherwise set forth in this Plan and to the extent permitted by applicable law, the Plan Administrator and any attorneys, accountants, consultants, and other agents retained by the Plan Administrator, in the performance of its duties hereunder (the "Indemnified PA Parties"), shall be defended, held harmless and indemnified from time to time by Reorganized IT Group or, to the extent performed in furtherance of the Plan

Administrator's duties as co-trustee of the Litigation Trust, the Litigation Trust (and not any other Person) against any and all losses, claims, costs, expenses and liabilities to which such Indemnified PA Parties may be subject by reason of such Indemnified PA Party's execution of duties pursuant to the discretion, power and authority conferred on such Indemnified PA Party by the Plan or the Confirmation Order; provided, however, that the indemnification obligations arising pursuant to this Section shall not indemnify the Indemnified PA Parties for any actions taken by such Indemnified PA Parties which constitute fraud, gross negligence or intentional breach of the Plan, or the Confirmation Order. Satisfaction of any obligation of Reorganized IT Group or, if applicable, the Litigation Trust, arising pursuant to the terms of this Section shall be payable only from the assets of Reorganized IT Group or, if applicable, the Litigation Trust, including, if available, any insurance maintained by Reorganized IT Group or, if applicable, the Litigation Trust. The indemnification provisions contained herein shall remain available to and be binding upon any future Plan Administrator or the estate of any decedent and shall survive dissolution of Reorganized IT Group.

7.9 Chief Litigation Officer

As of the Effective Date, the Chief Litigation Officer shall be appointed to prosecute the Avoidance Actions. With the consent of the Committee Designees, the Chief Litigation Officer may prosecute or decline to prosecute the Avoidance Actions, in the exercise of the Chief Litigation Officer's business judgment, subject to the provisions of the Plan. With the consent of the Committee Designees, the Chief Litigation Officer may settle, release, sell, assign, or otherwise transfer or compromise the Avoidance Actions, in the exercise of the Chief Litigation Officer's business judgment, subject to the provisions of the Plan, including subsection (a) of this Section 7.9.

Notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, from and after the Effective Date all Avoidance Actions may be compromised and settled by the Chief Litigation Officer according to the following procedures:

(a) Subject to subsection (b) of Section 7.9 of the Plan, the following settlements or compromises of Avoidance Actions do not require the review or approval of the Bankruptcy Court:

(i) The settlement or compromise of an Avoidance Action where the amount of recovery sought in any demand or adversary proceeding is $250,000 or less; and

(ii) The settlement or compromise of an Avoidance Action where the difference between the amount of the recovery sought in any demand or adversary proceeding and the amount of the proposed settlement is $250,000 or less; and

(b) The following settlements or compromises shall be submitted to the Bankruptcy Court for approval:

(i) Any settlement or compromise not described in subsection 7.9(a) of the Plan; and

(ii) Any settlement or compromise of an Avoidance Action that involves an "insider," as defined in section 101(31) of the Bankruptcy Code.

With the consent of the Committee Designees, and in consultation with the Agent, the Chief Litigation Officer may retain the services of attorneys, accountants, consultants, and other agents, in the business judgment of the Chief Litigation Officer, to assist and advise the Chief Litigation Officer in the performance of its duties hereunder.

The Chief Litigation Officer may bring any dispute concerning the performance of its duties for resolution by the Bankruptcy Court and its reasonable fees and expenses (including attorneys' fees) in connection therewith shall be paid by Reorganized IT Group or, to the extent such dispute involves its duties as co-trustee of the Litigation Trust, the Litigation Trust. The compensation for the Chief Litigation Officer shall be agreed to by the

Committee (in consultation with the Agent) and disclosed at or prior to the Confirmation Hearing, and is subject to approval by the Bankruptcy Court.

Subject to any applicable law, the Chief Litigation Officer shall not be liable for any act done or omitted by the Chief Litigation Officer in the performance of its duties hereunder, while acting in good faith and in the exercise of business judgment. The Chief Litigation Officer shall not be liable in any event except for gross negligence or willful misconduct in the performance of its duties hereunder.

Except as otherwise set forth in this Plan and to the extent permitted by applicable law, the Chief Litigation Officer and any attorneys, accountants, consultants, and other agents retained by the Chief Litigation Officer, in the performance of its duties hereunder (the "Indemnified CLO Parties"), shall be defended, held harmless and indemnified from time to time by Reorganized IT Group or, to the extent performed in furtherance of the Chief Litigation Officer's duties as co-trustee of the Litigation Trust, the Litigation Trust (and not any other Person) against any and all losses, claims, costs, expenses and liabilities to which such Indemnified CLO Parties may be subject by reason of such Indemnified CLO Party's execution of duties pursuant to the discretion, power and authority conferred on such Indemnified CLO Party by the Plan or the Confirmation Order; provided, however, that the indemnification obligations arising pursuant to this Section shall not indemnify the Indemnified CLO Parties for any actions taken by such Indemnified CLO Parties which constitute fraud, gross negligence or intentional breach of the Plan, or the Confirmation Order. Satisfaction of any obligation of Reorganized IT Group or, if applicable, the Litigation Trust, arising pursuant to the terms of this Section shall be payable only from the assets of Reorganized IT Group or, if applicable, the Litigation Trust, including, if available, any insurance maintained by Reorganized IT Group or, if applicable, the Litigation Trust. The indemnification provisions contained herein shall remain available to and be binding upon any future Chief Litigation Officer or the estate of any decedent and shall survive dissolution of Reorganized IT Group.

7.10 Trusts

(I) The Litigation Trust

(a) Execution of Litigation Trust Agreement. In the event the Agent (on behalf of the Prepetition Lenders) and the Committee elect to pursue the Litigation Trust Alternative, the Litigation Trust Agreement, in a form reasonably acceptable to the Agent (on behalf of the Prepetition Lenders) and the Committee, shall be executed on or before the Effective Date, and all other necessary steps shall be taken to establish the Litigation Trust and the beneficial interests therein, which shall be for the benefit of the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims. This Section 7.10(I) sets forth certain of the rights, duties, and obligations of the Litigation Trust Trustee, in the event such an election is made. In the event that no such election is made, the remainder of this Section 7.10(I) shall be of no further force or effect. In the event of any conflict between the terms of this Section and the terms of the Litigation Trust Agreement, the terms of the Litigation Trust Agreement shall govern.

(b) Purpose of Litigation Trust. The Litigation Trust shall be established for the sole purpose of liquidating and distributing its assets, in accordance with Treasury Regulation section 301.7701-4(d), with no objective to continue or engage in the conduct of a trade or business.

(c) Litigation Trust Assets. The Litigation Trust shall consist of the Litigation Trust Assets. Any Cash or other property received from third parties from the prosecution, settlement, or compromise of the Avoidance Actions and/or the Estate Causes of Action shall constitute Litigation Trust Assets for purposes of distributions under the Litigation Trust. On the Effective Date, the Debtors shall transfer all of the Litigation Trust Assets to the Litigation Trust free and clear of all liens, claims, and encumbrances, except to the extent otherwise provided herein or in the Litigation Trust Agreement.

(d) Governance of Litigation Trust. The Litigation Trust shall be governed and administered by the Litigation Trust Trustee, subject to the supervision of the Oversight Committee (or, in the case of the prosecution, settlement or other disposition of Avoidance Actions, the supervision of the Committee Designees), in each case, as provided under the Plan and the Litigation Trust Agreement. Notwithstanding anything to the contrary herein, the Oversight Committee (and the Committee Designees, as applicable) shall act in furtherance of, and consistent with, the purpose of the Litigation Trust and shall act in the best interests of the beneficiaries of the Litigation Trust.

(e) Role of the Litigation Trust Trustee.

(i) In furtherance of and consistent with the purpose of the Litigation Trust and the Plan, the Litigation Trust Trustee shall (A) have the power and authority to hold, manage, sell, and distribute the Litigation Trust Assets to the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims, (B) hold the Litigation Trust Assets for the benefit of the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims, (C) have the power and authority to hold, manage, sell, and distribute Cash or non-Cash Litigation Trust Assets obtained through the exercise of its power and authority, (D) have the power and authority to prosecute and resolve, in the names of the Debtors and/or the name of the Litigation Trust Trustee, the Avoidance Actions and the Estate Causes of Action, (E) have the power and authority to perform such other functions as are provided in the Plan, and (F) have the power and authority to administer the closure of the Chapter 11 Cases. The Litigation Trust Trustee shall be responsible for all decisions and duties with respect to the Litigation Trust and the Litigation Trust Assets. In all circumstances, the Litigation Trust Trustee shall act in the best interests of all beneficiaries of the Litigation Trust and in furtherance of the purpose of the Litigation Trust.

(ii) If and to the extent the Litigation Trust Agreement so provides, the Litigation Trust Trustee shall (A) be authorized to exercise all powers regarding the Debtors' tax matters, including filing tax returns, to the same extent as if the Litigation Trust Trustee were the debtor-in-possession, (B) complete and file the Debtors' federal, state, and local tax returns, (C) request an expedited determination of any unpaid tax liability of the Debtors under section 505(b) of the Bankruptcy Code for all tax periods of the Debtors ending after the Commencement Date through the liquidation of the Debtors as determined under applicable tax laws, to the extent not previously requested, and (D) represent the interest and account of the Debtors before any taxing authority in all matters, including, but not limited to, any action, suit, proceeding, or audit.

(f) Cash. The Litigation Trust Trustee may invest Cash (including any earnings thereon or proceeds therefrom) as permitted by section 345 of the Bankruptcy Code; provided, however, that such investments are investments permitted to be made by a liquidating trust within the meaning of Treasury Regulation section 301.7701-4(d), as reflected therein, or under applicable IRS guidelines, rulings, or other controlling authorities.

(g) Compensation of the Litigation Trust Trustee. The Litigation Trust Trustee shall be entitled to reasonable compensation in an amount consistent with that of similar functionaries in similar types of bankruptcy proceedings.

(h) Distribution of Litigation Trust Assets. The Litigation Trust Trustee shall distribute at least annually and in accordance with the Litigation Trust Agreement, beginning on the Effective Date or as soon thereafter as is practicable, the Litigation Trust Assets on hand (including any Cash received from the Debtors on the Effective Date, and treating as Cash for purposes of this Section 7.10(I)(h) any permitted investments under Section 7.10(I)(f) of the Plan), except such amounts (i) as are reasonably necessary to meet contingent liabilities and to maintain the value of the Litigation Trust Assets during liquidation, (ii) to pay reasonable expenses (including, but not limited to, any taxes imposed on the Litigation Trust or in respect of the Litigation Trust Assets), and (iii) to satisfy other liabilities incurred by the Litigation Trust in accordance with this Plan or the Litigation Trust Agreement.

(i) Retention of Professionals by the Litigation Trust Trustee. The Litigation Trust Trustee may retain and reasonably compensate counsel and other professionals to assist in its duties as Litigation Trust Trustee on such terms as the Litigation Trust Trustee deems appropriate without Bankruptcy Court approval. The Litigation Trust Trustee may retain any professional who represented parties in interest in the Chapter 11 Cases.

(j) Federal Income Tax Treatment of Litigation Trust.

(i) Litigation Trust Assets Treated as Owned by Certain Creditors. For all federal income tax purposes, all parties (including, without limitation, the Debtors, the Litigation Trust Trustee, the holders of Lender Claims, the holders of General Unsecured Claims and the holders of Litigation Unsecured Claims) shall treat the transfer of the Litigation Trust Assets to the Litigation Trust for the benefit of the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims, whether Allowed on or after the Effective Date, as (A) a transfer of the Litigation Trust Assets directly to the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims in satisfaction of such Claims (and in the case of Contested Unsecured Claims, the Contested Unsecured Claims Reserve) followed by (B) the transfer by such holders to the Litigation Trust of the Litigation Trust Assets in exchange for beneficial interests in the Litigation Trust. Accordingly, the holders of such Claims shall be treated for federal income tax purposes as the grantors and owners of their respective shares of the Litigation Trust Assets.

(ii) Tax Reporting.

(A) The Litigation Trust Trustee shall file returns for the Litigation Trust as a grantor trust pursuant to Treasury Regulation section 1.671-4(a) and in accordance with this Section 7.10(I). The Litigation Trust Trustee shall also annually send to each record holder of a beneficial interest a separate statement setting forth the holder's share of items of income, gain, loss, deduction, or credit and shall instruct all such holders to report such items on their federal income tax returns or to forward the appropriate information to the beneficial holders with instructions to report such items on their federal income tax returns. The Litigation Trust Trustee shall also file (or cause to be filed) any other statements, returns, or disclosures relating to the Litigation Trust that are required by any governmental unit.

(B) Allocations of Litigation Trust taxable income shall be determined by reference to the manner in which an amount of cash equal to such taxable income would be distributed (without regard to any restrictions on distributions described herein) if, immediately prior to such deemed distribution, the Litigation Trust had distributed all of its other assets (valued for this purpose at their tax book value) to the holders of the Litigation Trust interests (including the Contested Unsecured Claims Reserve), taking into account all prior and concurrent distributions from the Litigation Trust. Similarly, taxable loss of the Litigation Trust shall be allocated by reference to the manner in which an economic loss would be borne immediately after a liquidating distribution of the remaining Litigation Trust Assets. The tax book value of the Litigation Trust Assets for this purpose shall equal their fair market value on the Effective Date, adjusted in accordance with tax accounting principles prescribed by the Internal Revenue Code, the regulations and another applicable administrative and judicial authorities and pronouncements.

(C) As soon as possible after the Effective Date, the Litigation Trust Trustee shall make a good faith valuation of the Litigation Trust Assets. Such valuation shall be made available from time to time, to the extent relevant, and used consistently by all parties (including, without limitation, the Debtors, the Litigation Trust Trustee, and the holders of Allowed Lender Claims, Allowed General Unsecured Claims and Allowed Litigation Unsecured Claims) for all federal income tax purposes.

(D) The Litigation Trust Trustee may request an expedited determination of taxes of the Litigation Trust under section 505(b) of the Bankruptcy Code for all returns filed for, or on behalf of, the Litigation Trust for all taxable periods through the dissolution of the Liquidating Trust.

(k) Noncertificated Litigation Trust Interests. The beneficial interests in the Litigation Trust shall not be certificated, except as otherwise provided in the Litigation Trust Agreement.

(l) Dissolution. The Litigation Trust Trustee and the Litigation Trust shall be discharged or dissolved, as the case may be, at such time as (i) all Litigation Trust Assets have been liquidated, and (ii) all distributions required to be made by the Litigation Trust Trustee under the Plan have been made, but in no event shall the Litigation Trust be dissolved later than five (5) years from the Effective Date unless the Bankruptcy Court, upon motion within the six (6) month period prior to the fifth (5th) anniversary (and, in the case of any extension, within six (6) months prior to the end of such extension), determines that a fixed period extension (not to exceed three (3) years, together with any prior extensions, without a favorable letter ruling from the Internal Revenue Service that any further extension would not adversely affect the status of the Litigation Trust as a liquidating trust for federal income tax purposes) is necessary to facilitate or complete the recovery and liquidation of the Litigation Trust Assets or the dissolution of the Debtors.

(m) Securities Exempt. The issuance of the beneficial interests in the Litigation Trust satisfies the requirements of section 1145 of the Bankruptcy Code and, therefore, such issuance is exempt from registration under the Securities Act of 1933, as amended, and any state or local law requiring registration.

(II) IT Environmental Liquidating Trust

Pursuant to section 1123(b) of the Bankruptcy Code and Bankruptcy Rule 9019, entry of the Confirmation Order shall constitute approval of that certain IT Environmental Liquidating Trust Agreement reached with the DTSC in connection with the Consent Order and the Landfills, pursuant to which, on or after the occurrence of the Effective Date, the Debtors shall (a) establish the IT Environmental Liquidating Trust for the purpose of operating and providing for the closure and post closure management of the Landfills and liquidating, and distributing the proceeds from the IT Environmental Liquidating Trust Assets; (b) transfer the IT Environmental liquidating Trust Funding to the IT Environmental Liquidating Trust; and (c) transfer the IT Environmental Liquidating Trust Assets to settle the IT Environmental Liquidating Trust which IT Environmental Liquidating Trust Assets shall consist of the following Assets:

(a) The Post Closure Insurance Policy Assets: (i) the Post Closure Insurance Policies; (ii) the proceeds from claims paid by the Post Closure Insurance Policies; and (iii) any interest earned on the proceeds from claims paid by the Post Closure Insurance Policies, all subject to DTSC's rights under the policies;

(b) The Properties: (i) the real property containing the Vine Hill and Panoche sites which are each owned by the LLCs; and (ii) the real property containing the Benson Ridge and Montezuma Hills Landfills which are owned by IT Corporation;

(c) The Landfill Assets: (i) all of Debtors' membership interests in the LLCs; (ii) all real property, personal property, equipment, bank accounts, and employees associated with operations of the Landfills; (iii) all other funds obtained by the Debtors from other parties in settlement or resolution of contribution or cost recovery claims of the Debtors with respect to the Landfills; (iv) all insurance polices held by the LLCs or the IT Environmental Liquidating Trust, all insurance policies held by the Debtors that are associated with the operations of the Landfills, and all proceeds and interest therefrom other than the Post Closure Insurance Policies; (v) all licenses, permits (subject to the Permit Transfer provision set forth in this Section 7.10(II)) and contracts relating to the Landfills; and (vi) revenues from the operations of the Landfills or development thereon; and

(d) The Landfill Liabilities: (i) all accounts payable arising prior to and after the Effective Date associated with the operations of the Landfills; and (ii) all cure obligations associated with the executory contracts and unexpired leases that are assumed by the Debtors and assigned to the IT Environmental Liquidating Trust in accordance with Section 11.1 of the Plan.

Nothing in the Plan or the IT Environmental Liquidating Trust Agreement creates any interest in, or claim against, the Post Closure Insurance Policies beyond the Debtors' interest in the policies as set forth in the Post Closure Insurance Policies themselves.

On or before the Effective Date and subject to the occurrence of the Effective Date, the LLCs and, where appropriate, the Debtors shall (i) execute the IT Environmental Liquidating Trust Agreement; (ii) take all other steps necessary or appropriate to establish the IT Environmental Liquidating Trust; and (iii) to the extent necessary, transfer, deliver and assign to the IT Environmental Liquidating Trust all IT Environmental Liquidating Trust Assets. At the termination of the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee is authorized and directed to designate one or more charitable organizations which are qualified under Section 501(c)(3) of the Internal Revenue Code, and unrelated to the IT Environmental Liquidating Trustee, as the remainder beneficiaries of the IT Environmental Liquidating Trust. During the term of the IT Environmental

Liquidating Trust, the IT Environmental Liquidating Trust will be a reporting entity for federal income tax purposes under Subpart A of Subchapter J of the Internal Revenue Code.

Permit Transfer: Ownership of the Permits shall be transferred to the IT Environmental Liquidating Trust (or, if appropriate, to the LLCs) upon DTSC approval of Class 1 Permit Modifications to recognize the transfer of ownership, or if no such approval is required, upon the establishment of the IT Environmental Liquidating Trust.

The IT Environmental Liquidating Trust shall be established and administered pursuant to the law of California and subject to the jurisdiction of the Northern District of California. Nothing in the Plan or IT Environmental Liquidating Trust Agreement, or in negotiations leading to the formation of these instruments, shall be construed as a waiver by the State of California, DTSC, or by any other California state agency, departments, board, or commission ("State of California") of Eleventh Amendment immunity, or as consent to be sued or otherwise compelled to appear in any Federal Court, including the Northern District of California and the Bankruptcy Court.

Nothing in this Plan is intended to be nor shall it be construed as a deprivation or waiver by the State of California of any rights and duties as a regulator under the laws of California or the United States, including, without limitation, the Permits, nor affect the State of California's interest, if any, in the Post Closure Insurance Policies.

The Consent Order and the Permits shall be assigned to and accepted by the IT Environmental Liquidating Trust and as such shall survive confirmation of the Plan and continue in full force and effect, subject to, if necessary, Class I Permit Modifications to recognize the transfer of the Permits.

On or before the Effective Date and subject to the occurrence of the Effective Date, all books and records of the Debtors requested by the IT Environmental Liquidating Trustee pertaining to the Landfills and the Post Closure Insurance Policies (the "Landfill Books and Records"), shall be transferred to the IT Environmental Liquidating Trust; provided, however, that to the extent the Debtors, Reorganized IT Group and/or the Litigation Trust Trustee request a copy of the Landfill Books and Records to defend and resolve Claims, the IT Environmental Liquidating Trustee shall provide a copy at the Debtors' expense for reasonable copy charges. Reorganized IT Group and its agents and representatives, including former counsel for the Debtors, shall take all steps, and execute all documents, necessary to cause the transfer of all of the Landfill Books and Records of the Debtors in accordance with this Plan.

Any attorney client privilege, work product privilege or other privilege or immunity attaching to the Landfill Books and Records or communications (whether written or oral) (the "Communications") transferred to the IT Environmental Liquidating Trust shall not be deemed waived and shall automatically vest in the IT Environmental Liquidating Trustee and his representatives. After all Distributions and after implementation of the Plan and the establishment of the IT Environmental Liquidating Trust, no Person other than the IT Environmental Liquidating Trustee shall have the right to assert or waive any such privilege of the Debtors regarding the Landfill Books and Records and/or the Communications.

The IT Environmental Liquidating Trustee shall administer the IT Environmental Liquidating Trust in accordance with the terms and conditions of the IT Environmental Liquidating Trust Agreement, the Plan, and the Confirmation Order, and shall have those duties and powers set forth in the IT Environmental Liquidating Trust Agreement. The IT Environmental Liquidating Trustee may retain the services of attorneys, accountants, consultants and other agents, in the business judgment of the IT Environmental Liquidating Trustee, to assist and advise the IT Environmental Liquidating Trustee in the performance of its duties hereunder. In addition to reimbursement of reasonable, actual and necessary expenses incurred, the IT Environmental Liquidating Trustee shall be entitled to reasonable compensation and benefits that shall be payable by the IT Environmental Liquidating Trust in the ordinary course of business and not subject the approval by the Northern District of California, as set forth in the IT Environmental Liquidating Trust Agreement.

All costs and expenses related to the IT Environmental Liquidating Trust shall be paid from the IT Environmental Liquidating Trust Assets. Under no circumstances shall Reorganized IT Group or the Litigation

Trust have any responsibility or liability for such costs and expenses and under no circumstances shall such costs and expenses be paid from the Administrative Reserve or from the Administrative Surcharge.

In addition to all powers enumerated in the IT Environmental Liquidating Trust Agreement, from and after the transfer of the IT Environmental Liquidating Trust Assets into the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trust shall succeed to all of the rights of the Debtors necessary to protect, conserve, preserve, and liquidate all IT Environmental Liquidating Trust Assets, including but not limited to the enforcement of the Debtors' rights under agreements approved by prior orders of the Northern District of California and rights under prior orders of the Northern District of California. In that capacity, the IT Environmental Liquidating Trust shall have the exclusive power to prosecute, defend, compromise, settle and otherwise deal with all IT Environmental Liquidating Trust Assets subject to the terms and conditions of the IT Environmental Liquidating Trust Agreement, the Plan and the Confirmation Order; provided, however, that the IT Environmental Liquidating Trustee shall file semi-annual status reports with the Northern District of California, with copies to counsel for the DTSC, and the United States Trustee. Such reports shall include actual expenditures from the previous twelve (12) month period and projected expenditures for the future twelve (12) month period.

Neither the IT Environmental Liquidating Trustee, nor any director, officer or employer of the IT Environmental Liquidating Trust or the LLCs shall be personally liable, in connection with the IT Environmental Liquidating Trust, to any Creditor or Beneficiary of the IT Environmental Liquidating Trust, or any other Person, except in the case of fraud, gross negligence or willful conduct. Neither the IT Environmental Liquidating Trustee nor any director, officer or employee of the IT Environmental Liquidating Trust shall be considered an "operator" of the Landfills. Persons who assert claims against the IT Environmental Liquidating Trust, shall look only to the IT Environmental Liquidating Trust Assets to satisfy any liability incurred by the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, or any director, officer or employee of the IT Environmental Liquidating Trust to carry out the terms of the Plan, the Confirmation Order and the IT Environmental Liquidating Trust Agreement. The IT Environmental Liquidating Trustee is entitled to rely upon and shall have no liability in relying upon the advice of professionals retained by the IT Environmental Liquidating Trust. This Section 7.10(II) is not to be construed as a waiver by the DTSC of any and all laws applicable to the activities of the IT Environmental Liquidating Trust, or of its rights, if any, under the Post Closure Insurance Policies.

Except as otherwise set forth in this Plan or in the IT Environmental Liquidating Trust Agreement, the IT Environmental Liquidating Trustee and any director, officer or employee of the IT Environmental Liquidating Trust (collectively, the "Indemnified ELT Parties") shall be defended, held harmless and indemnified from time to time by the IT Environmental Liquidating Trust (and not any other Person) against any and all losses, claims, costs, expenses and liabilities to which such Indemnified ELT Parties maybe subject by reason of such Indemnified ELT Party's execution of duties pursuant to the discretion, power and authority conferred on such Person by the IT Environmental Liquidating Trust Agreement, the Plan or the Confirmation Order; provided, however, that the indemnification obligations arising pursuant to this Section shall not indemnify the Indemnified ELT Parties for any actions taken by such Persons which constitute fraud, gross negligence or intentional breach of the Plan, Confirmation Order, or the IT Environmental Liquidating Trust Agreement. Satisfaction of any obligation of the IT Environmental Liquidating Trust arising pursuant to the terms of this Section shall be payable only from the IT Environmental Liquidating Trust Assets, including, if available, any insurance maintained by the IT Environmental Liquidating Trust. The indemnification provisions of the IT Environmental Liquidating Trust Agreement shall remain available to and be binding upon any future IT Environmental Liquidating Trustee or the estate of any decedent and shall survive termination of the IT Environmental Liquidating Trust.

The LLCs and the IT Environmental Liquidating Trust shall provide DTSC and its authorized officers, employees, representatives, as well as contractors, agents and consultants performing response actions under State of California oversight, right of access to the Landfills as required by the Permits. Notwithstanding any provision of this Plan, the State of California retains all of its access authorities and rights, including enforcement rights related thereto, under the Solid Waste Disposal Act, 42 U.S.C. § 6901 et. seq., and any other applicable State of California statute or regulation, including any amendments thereto. The LLCs and the IT Environmental Liquidating Trust do not waive, but retain all rights, claims, and causes of action against all non-governmental third parties which may gain access to the Landfills pursuant to the Plan or otherwise.

Prior to Termination, as defined in the IT Environmental Liquidating Trust Agreement, of the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee shall provide a final accounting as required by the Northern District of California.

Any conflicts between this Plan and the IT Environmental Liquidating Trust Agreement shall be resolved by reference to the terms of the IT Environmental Liquidating Trust Agreement.

7.11 Vesting of Assets of Debtors

Upon the occurrence of the Effective Date and except as otherwise provided in the Plan, title to all of the Assets of the Debtors shall vest in Reorganized IT Group, the respective reorganized Debtor, or the Litigation Trust (if applicable), free and clear of all Claims, Equity Interests, liens, security interests, encumbrances and other interests. Subject to the Plan and direction by the Oversight Committee, Reorganized IT Group, any other reorganized Debtor, or the Litigation Trust (if applicable) may use, acquire and otherwise dispose of its Assets free of any restrictions of the Bankruptcy Code on and after the occurrence of the Effective Date.

7.12 Reconstitution of Board of Directors

If applicable, the initial board of directors of Reorganized IT Group shall be composed of the individuals identified at or prior to the Confirmation Hearing. Effective as of the Effective Date, the current board of directors of the IT Group shall be dissolved and, if applicable, the board of directors of Reorganized IT Group shall be selected and determined in accordance with the provisions of the New Charter and the New By-Laws for Reorganized IT Group.

7.13 The New Charter and the New By-Laws

If applicable, upon the occurrence of the Effective Date, the charter and by-laws of Reorganized IT Group shall be amended and restated in substantially the form of the New Charter and New By-Laws, to, among other things, (a) prohibit the issuance of nonvoting equity securities as required by section 1123(a)(6) of the Bankruptcy Code, subject to further amendment of the New Charter as permitted by applicable law, and (b) otherwise effectuate the provisions of the Plan.

7.14 Cancellation of Instruments and Agreements

Upon the occurrence of the Effective Date, except as otherwise provided herein, all promissory notes, share certificates, instruments, indentures, or agreements evidencing, giving rise to or governing any Claim or Equity Interest shall be deemed canceled and annulled without further act or action under any applicable agreement, law, regulation, order or rule, and the obligations of the Debtors under such promissory notes, share certificates, instruments, indentures or agreements shall be discharged. The Indentures shall survive confirmation of the Plan solely to effectuate Distributions to be made to holders of the Old Notes as provided herein and to enforce the rights, duties and administrative functions of the Indenture Trustee as provided herein and therein with respect to such Distributions. Nothing in the Plan shall be deemed to impair, waive or discharge the Indenture Trustee's charging lien or any other rights or obligations of the Indenture Trustee under the Indentures. Upon final Distribution to the holders of the Old Notes pursuant to the Plan, the Indentures shall be canceled and deemed terminated, and the Indenture Trustee shall be discharged of any further duties, without any further act or action under any applicable agreement, law, regulations, order, or rule and the obligations of the Debtors under such Indentures shall be discharged.

7.15 Expenses Incurred and Claims of the Indenture Trustee

The reasonable unpaid fees and expenses of the Indenture Trustee incurred in the performance of the Indenture Trustee's duties under the Indentures through the Effective Date shall be treated as an Allowed Administrative Claim to be paid in accordance with Article V of the Plan. From and after the Effective Date and subject to the approval of the Oversight Committee, Reorganized IT Group or, if applicable, the Litigation Trust, shall, in the ordinary course of business and without the necessity of approval by the Bankruptcy Court, pay the reasonable fees and expenses of the Indenture Trustee related to implementation and consummation of the Plan.

7.16 Causes of Action

Except as otherwise expressly provided in the Plan, all Causes of Action assertable by any of the Debtors or their Estates, successors or assigns, including but not limited to (i) the Causes of Action listed on Exhibit 1 annexed to the Plan, (ii) Avoidance Actions and Estate Causes of Action and (iii) those Causes of Action hereinafter arising or discovered, regardless of when the facts giving rise to such Causes of Action arose or existed, shall be retained by, and vested in, Reorganized IT Group or, if applicable, the Litigation Trust, upon the occurrence of the Effective Date. Exhibit 1 to the Plan is a non-exhaustive list of the Causes of Action to be retained in connection with the Plan and the Plan Proponents reserve the right to amend that list up to the deadline for filing objections to the Plan. Except as otherwise provided in the Plan, the right of the Debtors, Reorganized IT Group or the Litigation Trust to commence and prosecute such Causes of Action (including Avoidance Actions and Estate Causes of Action) shall be preserved notwithstanding consummation of the Plan. Any recovery realized by Reorganized IT Group or the Litigation Trust on account of such Causes of Action shall be the property of Reorganized IT Group or, if applicable, the Litigation Trust, and, except as otherwise provided in the Plan, distributed to holders of Allowed Claims or the holders of the beneficial interests in the Litigation Trust in accordance with the Plan. Failure to list any claim, right of action, suit or proceeding on Exhibit 1 to the Plan shall not constitute a waiver or release by the Committee, the Debtors, their Estates, Reorganized IT Group or the Litigation Trust of any such claim, right of action, suit or proceeding, and all such claims, rights of action suits or proceedings are hereby expressly reserved.

7.17 Approval of the Plan Settlement

The Confirmation Order shall approve the Plan Settlement and authorize the parties to take all actions that are necessary or appropriate to implement and give effect to the Plan Settlement, subject to the occurrence of the Effective Date.

7.18 Employee Matters

(a) Upon the occurrence of the Effective Date, the Debtors shall remit any payments outstanding as of the Effective Date that are due and payable pursuant to the terms of that certain Severance/Retention Program approved by the Bankruptcy Court by order dated August 29, 2002.

(b) Upon the occurrence of the Effective Date, the Soose Loans and accrued interest thereon shall be deemed to be forgiven. Within three (3) business days of the Effective Date, the Debtors shall remit all federal, state and local withholding taxes and all related interest associated with the loan forgiveness and the corresponding salary gross-up so that Harry J. Soose, Jr., incurs no personal out-of-pocket expenses.

7.19 Special Provisions Regarding Insured Claims

Distributions under the Plan to each holder of an Allowed Insured Claim against any Debtor shall be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified; provided, however, that any Distribution under the Plan on account of an Allowed Insured Claim shall, for purposes of calculating the Allowed amount of such Claim, deduct the amount of any insurance proceeds actually received by such holder in respect of such Allowed Insured Claim. Nothing in this Section 7.19 shall constitute a waiver of any claim, right or Cause of Action the Debtors or their Estates may hold against any Person, including any Insurance Companies or other insurers. Pursuant to section 524(e) of the Bankruptcy Code, nothing in the Plan shall release or discharge any Insurance Company or other insurer from any obligations to any Person under applicable law or any policy of insurance under which a Debtor is an insured or beneficiary.

7.20 Appointment of the Disbursing Agent

Upon the occurrence of the Effective Date, Reorganized IT Group or, if applicable, the Litigation Trust, shall be appointed to serve as the Disbursing Agent with respect to all of the Debtors.

7.21 Sources of Cash for Plan Distributions

All Cash necessary for the Disbursing Agent to make payments and Distributions pursuant to the Plan shall be obtained from existing Cash balances and the disposition of the Assets pursuant to the Plan.

7.22 Sources of Cash for Implementation of Plan

Pursuant to the Plan Settlement, the Administrative Reserve shall be held in an account maintained by Reorganized IT Group or, if applicable, the Litigation Trust, to fund post-Effective Date administrative and related costs associated with administration of the Chapter 11 Cases and implementation of the Plan including, without limitation, the fees and costs of the Disbursing Agent, Reorganized IT Group, the Litigation Trust, the Plan Administrator, the Chief Litigation Officer and the Oversight Committee pursuant to the Plan. Notwithstanding the foregoing, under no circumstances shall the Administrative Reserve be used to fund any costs or expenses of, or relating to, the IT Environmental Liquidating Trust. To the extent the Administrative Reserve is insufficient to fund administration of the Chapter 11 Cases and implementation of the Plan, an Administrative Surcharge against the Litigation Recoveries may be approved and authorized by (a) the Oversight Committee; or (b) the Bankruptcy Court upon application by the Plan Administrator, the Chief Litigation Officer, the Committee Designees, the Agent, the Lender Designees and/or the Oversight Committee, upon notice to Reorganized IT Group or the Litigation Trust (if applicable), the Plan Administrator, the Chief Litigation Officer, the Oversight Committee, the Agent and any other party in interest as directed by the Bankruptcy Court. Under no circumstances shall the Administrative Surcharge be used to fund any costs or expenses of, or relating to, the IT Environmental Liquidating Trust. In the event any monies remain in the Administrative Reserve (including any monies obtained as a result of any Administrative Surcharge) at the time of the final Distribution to be made pursuant to the Plan, such remaining monies shall constitute Available Proceeds and shall be distributed as provided in Sections 4.1(c) and 4.1(d) of the Plan.

7.23 Investment of Funds Held by the Disbursing Agent; Tax Reporting by the Disbursing Agent

Subject to section 7.10(I)(f) of the Plan, the Disbursing Agent may, but shall not be required to, invest any funds held by the Disbursing Agent pending the distribution of such funds pursuant to the Plan in investments that are exempt from federal, state and local taxes.

7.24 Distributions under the Plan

The Disbursing Agent shall make all Distributions required under the Plan. Whenever any Distribution to be made under this Plan shall be due on a day other than a Business Day, such Distribution shall instead be made, without interest, on the immediately succeeding Business Day, but shall be deemed to have been made on the date due. A Distribution shall be allocated to the principal amount of a Claim (as determined for federal income tax purposes) first and then, to the extent the Distribution exceeds the principal amount of the Claim, to the portion of the Claim representing accrued but unpaid interest.

7.25 Timing of Distributions under the Plan

Except for the initial Distribution to holders of Allowed Lender Claims (which shall be made on the Effective Date), any Distribution to be made pursuant to the Plan other than Section 7.10(I) of the Plan shall be deemed to have been timely made if made within the ten (10) Business Days immediately following the applicable Distribution Date.

7.26 Address for Delivery of Distributions under the Plan

Subject to Bankruptcy Rule 9010, any Distribution or delivery to a holder of an Allowed Claim shall be made at the address of such holder as set forth on the proof of Claim filed by such holder (or at the last known address of such holder if no proof of claim is filed or if the Disbursing Agent, the Debtors, Reorganized IT Group or the Litigation Trust Trustee, as the case may be, have been notified of a change of address); provided, that all Distributions under the Plan to the holders of Allowed General Unsecured Claims based on the Old Notes shall be made to the Indenture Trustee with respect thereto. All Distributions under the Plan to the holders of the Lender Claims shall be made to the Agent for Distribution to such holders. If any holder's Distribution or payment is returned to the Disbursing Agent as undeliverable, no further Distributions or payments to such holder shall be made unless and until the Disbursing Agent is notified of such holder's then current address within three months after such Distribution or payment was returned, at which time any missed Distribution or payment shall be made to such holder without interest.

7.27 Time Bar to Cash Payments

Checks issued in respect of Allowed Claims shall be null and void if not negotiated within one hundred and eighty (180) days after the date of issuance thereof. Requests for reissuance of any check shall be made directly to the Disbursing Agent by the holder of the Allowed Claim with respect to which such check originally was issued. All Claims in respect of void checks as provided herein shall be discharged and forever barred and such unclaimed Distributions or payments shall revert to Reorganized IT Group or the Litigation Trust (if applicable).

7.28 Manner of Payment under the Plan

Unless the Person receiving a Distribution agrees otherwise, any Distribution to be made in Cash under the Plan shall be made, at the election of the Disbursing Agent, by check drawn on a domestic bank or by wire transfer from a domestic bank.

7.29 Expenses Incurred on or after the Effective Date and Claims of the Disbursing Agent

Professional fees and expenses incurred by the Disbursing Agent from and after the Effective Date in connection with the effectuation of the Plan shall be paid in the ordinary course of business by Reorganized IT Group or the Litigation Trust (if applicable). Any dispute regarding compensation shall be resolved by agreement of the parties or if the parties are unable to agree, as determined by the Bankruptcy Court.

7.30 Fractional Distributions

Notwithstanding anything to the contrary contained herein, no Cash payments of fractions of cents and no fractional distributions of shares of the Shaw Stock shall be made. Fractional cents shall be rounded down to the nearest whole cent. Fractional shares shall be rounded down to the next-lower whole number of shares.

7.31 Corporate Action

On the Effective Date, if applicable, the adoption of the New Charter, the filing by Reorganized IT Group of the New Charter and the adoption of the New By-Laws and the other corporate actions, as contemplated by Article VII of the Plan, shall be authorized and approved in all respects, in each case without further action under applicable law, regulation, order or rule, including, without express or implied limitation, any action by the stockholders or directors of the Debtors. On the Effective Date or as soon thereafter as is practicable, Reorganized IT Group shall file with the Secretary of State of the State of Delaware its New Charter (if applicable). On the Effective Date, any other matters provided under the Plan involving the corporate structure of the Debtors or corporate action by the Debtors shall be deemed to have occurred, be authorized, and shall be in effect from and after the Effective Date without requiring further action under applicable law, regulation, order or rule, including, without express or implied limitation, any action by the stockholders or directors of the Debtors.

7.32 Effectuating Documents and Further Transactions

Each of the officers of the Debtors and/or Reorganized IT Group or the Litigation Trust Trustee (if applicable) is authorized, in accordance with his or her authority under the resolutions of the boards of directors, to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and provisions of the Plan.

ARTICLE VIII.
PROCEDURES FOR RESOLVING AND TREATING CONTESTED CLAIMS

8.1 Objection Deadline

As soon as practicable, but in no event later than one hundred and eighty (180) days after the Effective Date (subject to being extended by the Bankruptcy Court upon motion of the Disbursing Agent without notice or a hearing), objections to Claims shall be filed with the Bankruptcy Court and served upon the holders of each of the Claims to which objections are made.

8.2 Prosecution of Contested Claims

The Disbursing Agent may object to the allowance of Claims filed with the Bankruptcy Court with respect to which liability is disputed in whole or in part. All objections that are filed and prosecuted as provided herein shall be litigated to Final Order or compromised and settled in accordance with Section 8.3 of the Plan.

8.3 Claims Settlement Guidelines

Notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, from and after the Effective Date all Claims may be compromised and settled by the Disbursing Agent according to the following procedures:

(a) Subject to Subsection 8.3(b) of the Plan, the following settlements or compromises do not require the review or approval of the Bankruptcy Court or any other party in interest:

(i) The settlement or compromise of a Claim pursuant to which such Claim is Allowed in an amount of $250,000 or less; and

(ii) The settlement or compromise of a Claim where the difference between the amount of the Claim listed on the Debtors' Schedules and the amount of the Claim proposed to be Allowed under the settlement is $250,000 or less; and

(b) The following settlements or compromises shall be submitted to the Bankruptcy Court for approval:

(i) Any settlement or compromise not described in subsection 8.3(a) of the Plan; and

(ii) Any settlement or compromise of a Claim that involves an "insider," as defined in section 101(31) of the Bankruptcy Code.

8.4 No Distributions Pending Allowance

Notwithstanding any other provision of the Plan, no payment or Distribution shall be made with respect to any Claim to the extent it is a Contested Claim, unless and until such Contested Claim becomes an Allowed Claim, subject to the Debtors' setoff rights as provided in Section 13.17 of the Plan. All cash or other property that would have otherwise have been distributed with respect to a Contested Unsecured Claim shall be transferred to the Contested Unsecured Claims Reserve and maintained by the Disbursing Agent in accordance with the principles of this Article VIII.

Subject to definitive guidance from the IRS or a court of competent jurisdiction to the contrary (including the issuance of applicable Treasury Regulations, the receipt by the Disbursing Agent of a private letter ruling if the Disbursing Agent so requests one, or the receipt of an adverse determination by the IRS upon audit if not contested by the Disbursing Agent), the Disbursing Agent shall (i) treat the Contested Unsecured Claims Reserve as a discrete trust for federal income tax purposes, consisting of separate and independent shares to be established in respect of each Contested Unsecured Claim, in accordance with the trust provisions of the Internal Revenue Code (sections 641 et seq.) and (ii) to the extent permitted by applicable law, report consistently for state and local income tax purposes. In addition, pursuant to the Plan, all parties (including holders of Contested Unsecured Claims) shall report, for tax purposes, consistently with such treatment. The Disbursing Agent may request an expedited determination of taxes of the Contested Unsecured Claims Reserve, under section 505(b) of the Bankruptcy Code for all returns filed for, or on behalf of the Contested Unsecured Claims Reserve for all taxable periods through the dissolution of the Contested Unsecured Claims Reserve.

8.5 Distributions After Allowance

Payments and Distributions to each holder of a Contested Claim, to the extent that such Claim ultimately becomes Allowed, shall be made in accordance with the provision of the Plan governing the class of Claims to which the Allowed Claim belongs. No interest shall be paid on account of a Contested Claim which later becomes an Allowed Claim.

8.6 Estimation of Claims

The Disbursing Agent may, at any time, request that the Bankruptcy Court estimate any contingent, unliquidated or Contested Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Disbursing Agent has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any Contested Claim, that estimated amount shall constitute either the allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Disbursing Agent may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the objection, estimation, settlement, and resolution procedures set forth in the Plan are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

ARTICLE IX.
CONDITIONS PRECEDENT TO CONFIRMATION OF THE PLAN AND THE OCCURRENCE OF THE EFFECTIVE DATE

9.1 Conditions Precedent to Confirmation

The following are conditions precedent to confirmation of the Plan:

(a) The Clerk of the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, approving the Plan Documents, authorizing the Debtors to execute, enter into and deliver the Plan Documents and to execute, implement and to take all actions otherwise necessary or appropriate to give effect to, the transactions contemplated by the Plan and the Plan Documents.

(b) The Confirmation Order shall be, in form and substance, acceptable to the Plan Proponents and the Agent.

9.2 **Conditions Precedent to the Occurrence of the Effective Date**

The following are conditions precedent to the occurrence of the Effective Date:

(a) The Confirmation Order shall have been entered by the Clerk of the Bankruptcy Court, be in full force and effect and not be subject to any stay or injunction.

(b) All necessary consents, authorizations and approvals shall have been given for the transfers of property and the payments provided for or contemplated by the Plan, including, without limitation, satisfaction or waiver of all conditions to the obligations of the Debtors under the Plan and the Plan Documents.

9.3 **Waiver of Conditions**

The Committee and the Agent may waive any of the conditions set forth in Sections 9.1 and 9.2 of the Plan in writing.

9.4 **Effect of Failure of Conditions to Effective Date**

In the event the conditions specified in Section 9.2 of the Plan have not been satisfied or waived, and upon written notification submitted by the Plan Proponents or the Agent to the Bankruptcy Court, (a) the Confirmation Order shall be vacated; (b) no Distributions under the Plan shall be made; (c) the Debtors and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred; and (d) all of the Debtors' obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained herein shall be deemed to constitute a waiver or release of any claims by or against the Debtors or any other entity or to prejudice in any manner the rights of the Debtors, the Committee, the Prepetition Lenders or any other entity in any further proceedings involving the Debtors.

ARTICLE X.
THE DISBURSING AGENT

10.1 **Powers and Duties**

Pursuant to the terms and provisions of the Plan, the Disbursing Agent shall be empowered and directed to (a) take all steps and execute all instruments and documents necessary to make Distributions to holders of Allowed Claims; (b) make distributions contemplated by the Plan; (c) comply with the Plan and the obligations thereunder; (d) employ, retain, or replace professionals to represent it with respect to its responsibilities; (e) object to Claims as specified in Article VIII of the Plan, and prosecute such objections; (f) make such periodic reports as requested by the Oversight Committee with respect to the status of Distributions under the Plan; and (h) exercise such other powers as set forth in the Plan or as requested by the Oversight Committee.

10.2 **Distributions**

Pursuant to the terms and provisions of the Plan, the Disbursing Agent shall on the applicable Distribution Date, make the required Distributions specified under the Plan. Notwithstanding the foregoing, the Disbursing Agent may make Distributions under the Plan to holders of Allowed General Unsecured Claims at such times as the Disbursing Agent (in consultation with the Committee Designees) reasonably determines the making of such Distributions are practicable in light of any Estimated Claims Order or other unresolved issues affecting Distributions to such holders.

10.3 **Exculpation**

Except as otherwise provided in this Section 10.3 and in addition to Section 13.5 of the Plan, the Disbursing Agent, together with its officers, directors, employees, agents and representatives are hereby exculpated by all Persons, holders of Claims and Equity Interests, and all other parties in interest, from any and all Causes of

Action, and other assertions of liability (including breach of fiduciary duty) arising out of the discharge of the powers and duties conferred upon the Disbursing Agent by the Plan, any Final Order of the Bankruptcy Court entered pursuant to or in the furtherance of the Plan, or applicable law, except solely for actions or omissions arising out of the Disbursing Agent's willful misconduct or gross negligence. No holder of a Claim or an Equity Interest, or representative thereof, shall have or pursue any claim or cause of action against the Disbursing Agent or its officers, directors, employees, agents and representatives for making payments or Distributions in accordance with the Plan. Nothing contained in this Section 10.3 shall preclude or impair any holder of an Allowed Claim from bringing an action in the Bankruptcy Court to compel the making of Distributions contemplated by the Plan on account of such Allowed Claim.

ARTICLE XI.
TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

11.1 Assumption of Executory Contracts and Unexpired Leases

Pursuant to section 365 of the Bankruptcy Code, Exhibit 2 to the Plan sets forth a list of executory contracts and unexpired leases, together with the amount, if any, required to cure any defaults, to be assumed under the Plan by the Debtors. Subject to the occurrence of the Effective Date, any executory contracts or unexpired leases listed on Exhibit 2 to the Plan, as such may be amended prior to the Confirmation Hearing, shall be deemed to have been assumed by the Debtors on the Effective Date. The Plan shall constitute a motion to assume such executory contracts and unexpired leases. Subject to the occurrence of the Effective Date, the Confirmation Order shall constitute approval of such assumptions pursuant to section 365 of the Bankruptcy Code and findings by the Bankruptcy Court that the amounts listed on Exhibit 2 are sufficient to cure any defaults that may exist, that each assumption is in the best interest of the Debtors, their estates and all parties in interest in the Chapter 11 Cases and that the requirements for assumption of such executory contracts or unexpired leases under section 365 of the Bankruptcy Code have been satisfied. Except as otherwise provided in the following sentence, all cure payments which may be required by section 365(b)(1) of the Bankruptcy Code under any executory contract or unexpired lease which is assumed under the Plan shall be made by the Debtors on the Effective Date or as soon as practicable thereafter. In the event of a dispute, cure payments required by section 365(b)(1) of the Bankruptcy Code shall be paid upon entry of a Final Order resolving such dispute. At this time, no executory contracts or unexpired leases have been identified in Exhibit 2, but the Plan Proponents reserve the right to identify any such contracts or leases prior to the Confirmation Hearing.

Pursuant to section 365 of the Bankruptcy Code, Exhibit 3 to the Plan sets forth a list of executory contracts and unexpired leases, together with the amount, if any, required to cure any defaults, to be assumed under the Plan by the Debtors and assigned to the IT Environmental Liquidating Trust. Any executory contracts or unexpired leases listed on Exhibit 3 to the Plan, as such may be amended prior to the Confirmation Hearing, shall be deemed to have been assumed by the Debtors and assigned to the IT Environmental Liquidating Trust on and subject to the occurrence of the Effective Date. The Debtors are relieved of any liability with respect to the executory contracts and unexpired leases listed on Exhibit 3 to the Plan pursuant to section 365(k) of the Bankruptcy Code. In addition, the IT Environmental Liquidating Trust shall satisfy all of the Debtors' obligations to cure defaults and compensate for damages with respect to any of the executory contracts and unexpired leases listed on Exhibit 3 to the Plan pursuant to section 365(b) of the Bankruptcy Code.

11.2 Rejection of Executory Contracts and Unexpired Leases

Any executory contracts or unexpired leases of any of the Debtors that (a) are not listed on Exhibits 2 or 3 to the Plan; (b) have not been approved by the Bankruptcy Court prior to the Confirmation Date for assumption and assignment by any of the Debtors or rejection by any of the Debtors; and (c) are not the subject of pending motions to assume on the Confirmation Date shall be deemed to have been rejected by the Debtors effective as of the Effective Date. Notwithstanding the forgoing, the assumption and assignment of the operating agreement of Space Gateway Support LLC shall be completed pursuant to the Bankruptcy Court's order dated June 20, 2002 (docket number 1733). The Plan shall constitute a motion to reject all such executory contracts and unexpired leases, and the Debtors shall have no liability thereunder except as is specifically provided in the Plan. The Confirmation Order shall constitute approval of such rejections pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such rejected executory contract or unexpired lease is burdensome and that the rejection thereof is in the best interest of the Debtors, their estates, and all parties in interest in the Chapter 11 Cases.

11.3 Claims Arising from Rejection or Termination

Claims created by the rejection of executory contracts or unexpired leases or the expiration or termination of any executory contract or unexpired lease prior to the Confirmation Date must be filed with the Bankruptcy Court and served on the Debtors (a) in the case of an executory contract or unexpired lease rejected by the Debtors prior to the Confirmation Date, in accordance with the later of the Bar Date Order or thirty (30) days after the date of the order of the Bankruptcy Court authorizing and approving such rejection, or (b) in the case of an executory contract or unexpired lease that (i) was terminated or expired by its terms prior to the Confirmation Date, or (ii) is deemed rejected pursuant to Section 11.2 of the Plan, no later than thirty (30) days after the Confirmation Date, or (c) in the case of an executory contract or unexpired lease that is rejected by the Debtors after the Confirmation Date, within thirty (30) days after the date of the order of the Bankruptcy Court authorizing and approving such rejection. Any Claims for which a proof of claim is not filed and served within such time shall be forever barred from assertion and shall not be enforceable against the Debtors, Reorganized IT Group, the Litigation Trust, or their respective estates, assets, properties, or interests in property. Unless otherwise ordered by the Bankruptcy Court, all such Claims that are timely filed as provided herein shall be treated as General Unsecured Claims under the Plan subject to objection as provided in the Plan.

ARTICLE XII.
RETENTION OF JURISDICTION

Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall retain and shall have exclusive jurisdiction over any matter (a) arising under the Bankruptcy Code; (b) arising in or related to the Chapter 11 Cases, the Plan or the Litigation Trust; or (c) that relates to any of the following:

(i) To hear and determine any and all motions or applications pending on the Confirmation Date or thereafter brought in accordance with Article XI of the Plan for the assumption and/or assignment or rejection of executory contracts or unexpired leases to which any of the Debtors is a party or with respect to which any of the Debtors may be liable, and to hear and determine any and all Claims resulting therefrom or from the expiration or termination of any executory contract or unexpired lease;

(ii) To determine any and all adversary proceedings, applications, motions and contested or litigated matters that may be pending on the Effective Date or that, pursuant to the Plan, may be instituted after the Effective Date, including, without express or implied limitation, any Avoidance Actions or Estate Causes of Action;

(iii) To hear and determine any objections to the allowance of Claims, whether filed, asserted, or made before or after the Effective Date, including, without express or implied limitation, to hear and determine any objections to the classification of any Claim and to allow, disallow or estimate any Contested Claim in whole or in part;

(iv) To issue such orders in aid of execution of the Plan to the extent authorized or contemplated by section 1142 of the Bankruptcy Code;

(v) To consider any modifications of the Plan, remedy any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

(vi) To hear and determine all applications for allowances of compensation and reimbursement of expenses of Professional Persons under sections 330 and 331 of the Bankruptcy Code and any other fees and expenses authorized to be paid or reimbursed under the Plan or the Bankruptcy Code;

(vii) To hear and determine all controversies, suits and disputes that may relate to, impact upon, or arise in connection with the Plan, including the exhibits to the Plan, or the Plan Documents or their interpretation, implementation, enforcement or consummation;

(viii) To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Confirmation Order (and all exhibits to the Plan) or its interpretation, implementation, enforcement or consummation;

(ix) To hear and determine all controversies, suits and disputes that may relate to, impact upon, or arise in connection with the Plan Settlement or its interpretation, implementation, enforcement or consummation;

(x) To the extent that Bankruptcy Court approval is required, to consider and act on the compromise and settlement of any Claim or cause of action by or against the Debtors' estates;

(xi) To determine such other matters that may be set forth in the Plan, or the Confirmation Order, or that may arise in connection with the Plan, or the Confirmation Order;

(xii) To hear and determine matters concerning state, local, and federal taxes, fines, penalties, or additions to taxes for which the Debtors, Reorganized IT Group, the Litigation Trust or the Disbursing Agent may be liable, directly or indirectly, in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

(xiii) To hear and determine all controversies, suits, and disputes that may relate to, impact upon or arise in connection with any setoff and/or recoupment rights of the Debtors or any Person;

(xiv) To hear and determine all Causes of Action and all controversies, suits and disputes that may relate to, impact upon or arise in connection with Causes of Action;

(xv) To enter an order or final decree closing the Chapter 11 Cases;

(xvi) To determine such other matters and for such other purposes as may be provided in the Confirmation Order;

(xvii) To issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person with consummation, implementation or enforcement of the Plan or the Confirmation Order; and

(xviii) To hear and determine any other matters related hereto and not inconsistent with chapter 11 of the Bankruptcy Code.

ARTICLE XIII.
MISCELLANEOUS PROVISIONS

13.1 Payment of Statutory Fees

All Statutory Fees accrued through and including the Effective Date shall be paid by the Debtors on or before the Effective Date, and after the Effective Date, Reorganized IT Group or the Litigation Trust (if applicable) shall pay all required Statutory Fees in the ordinary course of business.

13.2 Discharge of the Debtors

The rights afforded in the Plan and the treatment of all Claims and Equity Interests herein shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Equity Interests of any nature whatsoever, including any interest accrued thereon from and after the Petition Date, against the Debtors and the debtors-in-possession, or any of their Estates, Assets, properties, or interests in property. Except as otherwise provided herein, on the Effective Date, all Claims against and Equity Interests in the Debtors shall be satisfied, discharged, and released in full. The Debtors shall not be responsible for any obligations of the Debtors, except those expressly assumed by any of the Debtors in the Plan. Except as otherwise provided herein, all Persons shall be precluded and forever barred from asserting against the Debtors, Reorganized IT Group, the Litigation Trust, their respective successors or assigns, or their respective Assets, properties, or interests in property any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date, whether or not the facts of or legal bases therefor were known or existed prior to the Effective Date.

13.3 Third Party Agreements; Subordination

The Distributions to the various classes of Claims hereunder shall be in full satisfaction of the right of any Person to levy, garnish, attach or employ any other legal process with respect to such Distributions by reason of any claimed subordination rights or otherwise. On and subject to the occurrence of the Effective Date, all of such rights and any agreements relating thereto shall be canceled and annulled and of no further force or effect. In accordance with section 510(b) of the Bankruptcy Code, a Claim arising from rescission of a purchase or sale of a security of the Debtors or of an Affiliate of the Debtors, for damages arising from the purchase or sale of such a security, or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such Claim, shall be subordinated to all Claims that are senior to or equal the Claim or Equity Interest represented by such security, except that if such security is common stock, such Claim has the same priority and treatment as Equity Interests in Class 5.

13.4 Dissolution of Committee

The appointment of the Committee shall terminate on the later of (a) the Effective Date, and (b) the date the last order of the Bankruptcy Court allowing or disallowing a Fee Claim becomes a Final Order. Upon such termination, the members of the Committee shall thereupon be released and discharged of and from all further authority, duties, responsibilities, and obligations relating to and arising from and in connection with the Chapter 11 Cases, and the Committee shall be deemed dissolved, unless prior thereto the Bankruptcy Court shall have entered an order extending the existence of the Committee.

13.5 Exculpation

None of the Plan Proponents, the Agent, the Prepetition Lenders, the Disbursing Agent or any of their respective members, officers, directors, employees, attorneys, advisors, professionals, consultants or agents shall have or incur any liability to any Person for any act or omission in connection with, related to, or arising out of, the Chapter 11 Cases, including, without limitation, the commencement of the Chapter 11 Cases, the negotiation of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct or gross negligence as determined by Final Order of the Bankruptcy Court, and in all respects shall be entitled to rely upon the advice of counsel and all information provided by other exculpated persons herein without any duty to investigate the veracity or accuracy of such information with respect to their duties and responsibilities under, or in connection with, the Plan.

13.6 Title to Assets; Discharge of Liabilities

Except as otherwise provided in the Plan, on the Effective Date, title to all Assets shall vest in Reorganized IT Group or Litigation Trust, if applicable, free and clear of all Claims, Equity Interests, liens, security interests, encumbrances and other interests, and the Confirmation Order shall be a judicial determination of discharge of the liabilities of the Debtors, except as provided in the Plan. Except as otherwise provided in the Plan, all holders of Claims and Equity Interests shall be precluded from asserting against the Debtors, Reorganized IT Group, the Litigation Trust, the Assets or any property dealt with under the Plan, any or other further Claim based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date.

13.7 Surrender and Cancellation of Instruments

On the Effective Date, except as otherwise provided in the Plan, all promissory notes, instruments, securities and agreements evidencing a Claim or Equity Interest shall be canceled. At the option of the Disbursing Agent, no Distribution hereunder shall be made to or on behalf of any holder of any Claim (other than a Lender Claim), unless and until such promissory note, instrument, security or agreement is surrendered or the unavailability thereof is reasonably established to the satisfaction of the Disbursing Agent and such holder of a Claim or Equity Interest executes and delivers any documents necessary to release all encumbrances arising under any applicable security agreement or nonbankruptcy law and such other documents as the Disbursing Agent may reasonably request. In accordance with section 1143 of the Bankruptcy Code, any such holder of a Claim (other than a Lender Claim) that fails to surrender or cause to be surrendered such promissory note, instrument, security or agreement or to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the Disbursing Agent, and, in the event that the Disbursing Agent requests, furnish a bond in form and substance reasonably satisfactory to the Disbursing Agent (including, without limitation, amount), shall be deemed to have forfeited all rights, claims, and interests and shall not participate in any Distribution hereunder (to the extent otherwise entitled).

13.8 Notices

Any notices, requests, and demands required or permitted to be provided under the Plan, in order to be effective, shall be in writing (including, without express or implied limitation, by facsimile transmission), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

If to: The IT Group, Inc., et al. (including, if applicable the Litigation Trust)
Attention: Plan Administrator
2790 Mosside Boulevard
Monroeville, PA 15146-2792
Telephone: (412) 858-3345
Telecopier: (412) 858-3311

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Attention: Gregg M. Galardi, Esq.
One Rodney Square
PO Box 636
Wilmington, DE 19899
Telephone: (302) 651-3000
Telecopier: (302) 651-3001

and

White & Case LLP
Attention: John K. Cunningham, Esq.
200 South Biscayne Boulevard
Suite 4900
Miami, FL 33131
Telephone: (305) 371-2700
Telecopier: (305) 358-5744

and

The Bayard Firm
Attention: Jeffrey M. Schlerf, Esq.
222 Delaware Ave., 9th Floor
Wilmington, DE 19899
Telephone: (302) 655-5000

Telecopier: (302) 658-6395

and

Weil, Gotshal & Manges LLP
Attention: Stephen Karotkin, Esq.
767 Fifth Avenue
New York, NY 10153
Telephone: (212) 310-8000
Telecopier: (212) 310-8007

If to: Committee and/or Committee Designees

Attention: Murray Hutchison, Co-Chairperson
P.O. Box 2231
Rancho Santa Fe, CA 92067
Telephone: (858) 756-9777
Telecopier: (858) 756-9245

Attention: Daniel Arbess, Co-Chairperson
110 East 59th Street
34th Floor
New York, NY 10017
Telephone: (212) 829-2540
Telecopier: (212) 829-2599

With a copy to:

White & Case LLP
Attention: John K. Cunningham, Esq.
200 South Biscayne Boulevard
Suite 4900
Miami, FL 33131
Telephone: (305) 371-2700
Telecopier: (305) 358-5744

If to: Agent, Prepetition Lenders and/or Lender Designees
Attention: Marni McManus
Citigroup
250 West Street
8th Floor
New York, NY 10013
Telephone: (212) 816-7461
Telecopier: (212) 816-7736

With a copy to:

Weil, Gotshal & Manges LLP
Attention: Stephen Karotkin, Esq.
767 Fifth Avenue
New York, NY 10153
Telephone: (212) 310-8000
Telecopier: (212) 310-8007

13.9 Headings

The headings used in the Plan are inserted for convenience only, and neither constitute a portion of the Plan nor in any manner affect the construction of the provisions of the Plan.

13.10 Governing Law

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and the Bankruptcy Rules), the laws of the State of New York, without giving effect to the conflicts of laws principles thereof, shall govern the construction of the Plan and any agreements, documents, and instruments executed in connection with the Plan, except as otherwise expressly provided in such instruments, agreements or documents.

13.11 Expedited Determination

The Disbursing Agent is hereby authorized to file a request for expedited determination under section 505(b) of the Bankruptcy Code for all tax returns filed with respect to the Debtors through and including the dissolution of the Debtors.

13.12 Exemption from Transfer Taxes

Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer, or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax.

13.13 Notice of Entry of Confirmation Order and Relevant Dates

Promptly upon entry of the Confirmation Order, the Committee shall publish on behalf of the Plan Proponents as directed by the Bankruptcy Court and serve on all known parties in interest and holders of Claims and Equity Interests in accordance with Bankruptcy Rule 3020(c)(2), notice of the entry of the Confirmation Order and all relevant deadlines and dates under the Plan, including, but not limited to, the deadline for filing notice of Administrative Claims (Section 5.1 of the Plan), and the deadline for filing rejection damage claims (Section 11.3 of the Plan).

13.14 No Interest or Attorneys' Fees

Except as expressly stated in the Plan, or as allowed by the Bankruptcy Court, no interest, penalty or late charge arising after the Petition Date, and no award or reimbursement of attorneys fees or related expenses or disbursements, shall be allowed on, or in connection with, any Claim.

13.15 Modification of the Plan

The Plan Proponents may alter, amend, or modify the Plan or any exhibits under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date, provided all Plan Proponents and the Agent have agreed to such alteration, amendment or modification. The Plan Proponents (with the consent of the Agent) may modify the Plan at any time after confirmation and before substantial consummation, provided that the Plan, as modified, meets the requirements of sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan as modified, under section 1129 of the Bankruptcy Code, and the circumstances warrant such modifications. A holder of a Claim that has accepted or rejected the Plan shall be deemed to have accepted or rejected, as the case may be, such Plan as modified, unless, within the time fixed by the Bankruptcy Court, such holder changes its previous acceptance or rejection.

13.16 Revocation of Plan

The Plan Proponents (with the consent of the Agent) reserve the right to revoke and withdraw the Plan as to any Debtor prior to the occurrence of the Effective Date. If the Plan Proponents (with the consent of the Agent) revoke or withdraw the Plan as to any Debtor, or if the Effective Date does not occur as to any Debtor, then, as to such Debtor the Plan and all settlements set forth in the Plan shall be deemed null and void and nothing contained herein shall be deemed to constitute a waiver or release of any Claims against or Equity Interests in such

Debtor or to prejudice in any manner the rights of the Debtors or any Person in any other further proceedings involving such Debtor.

13.17 Setoff Rights

Except as provided elsewhere herein, in the event that the Debtors have a claim of any nature whatsoever against the holder of a Claim, the Debtors, Reorganized IT Group or, if applicable, the Litigation Trust, may, but are not required to, setoff against the Claim (and any payments or other Distributions to be made in respect of such Claim hereunder) any claims the Debtors may have against the holder. Neither the failure to setoff nor the allowance of any Claim under the Plan shall constitute a waiver or release of any claims that the Debtors have against the holder of a Claim.

13.18 Compliance with Tax Requirements

In connection with the Plan, the Debtors, Reorganized IT Group, the Litigation Trust and the Disbursing Agent, as applicable, shall comply with all withholding and reporting requirements imposed by federal, state, local, and foreign taxing authorities, and all Distributions hereunder shall be subject to such withholding and reporting requirements. Notwithstanding the above, each holder of an Allowed Claim that is to receive a Distribution under the Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any government unit, including income, withholding and other tax obligations, on account of such Distribution. The Disbursing Agent has the right, but not the obligation, to not make a Distribution until such holder has made arrangements satisfactory to the Disbursing Agent for payment of any such tax obligations.

13.19 Injunctions

Except as otherwise expressly provided in the Plan, all Persons or entities who have held, hold, or may hold Claims or Equity Interests are permanently enjoined, from and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind on any such Claim or Equity Interest against any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust or the Assets, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust or the Assets, (c) creating, perfecting, or enforcing any encumbrance of any kind against any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust or the Assets, or against the property or interests in property of any of the Debtors, their Estates, Reorganized IT Group or the Litigation Trust, and (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from any Debtor or against the property or interests in property of any Debtor, with respect to any such Claims or Equity Interests; provided, however, that the foregoing shall not affect the rights of a party that were obtained pursuant to a Final Order of the Bankruptcy Court granting limited relief from the automatic stay under section 362(d) of the Bankruptcy Code.

13.20 Term of Injunctions or Stays

Unless otherwise provided, all injunctions or stays arising under or entered during the Chapter 11 Cases under sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in the order providing for such injunction or stay.

13.21 Injunction Against Interference With Chapter 11 Plan

Upon the entry of the Confirmation Order, all holders of Claims and Equity Interests and other parties in interest, along with their respective present or former employees, agents, officers, directors, or principals, shall be enjoined from taking any actions to interfere with the implementation or consummation of the Plan.

13.22 Officers and Directors

Notwithstanding anything contained in the Plan to the contrary, nothing in the Plan or Confirmation Order (except as expressly set forth in Section 13.5 of the Plan with respect to post-Petition Date conduct or the decision to commence the Chapter 11 Cases) shall, or shall be deemed to, release, waive or relinquish any rights, claims or Causes of Action that the Debtors, their Estates, Reorganized IT Group, the Litigation Trust or any other Person may have against any current or former officer, director or insider of any of the Debtors (other than Harry J. Soose, Jr., except to the extent of available director and officer insurance coverage). All of such rights, claims and Causes of Action are reserved and preserved.

13.23 Binding Effect

The Plan shall be binding upon and inure to the benefit of the Debtors, the holders of all Claims and Equity Interests, and their respective successors and assigns. To the extent any provision of the Disclosure Statement may be inconsistent with the terms of the Plan, the terms of the Plan shall be binding and conclusive.

.24 Severability.

3OULD THE BANKRUPTCY COURT DETERMINE THAT ANY PROVISION OF THE PLAN IS NENFORCEABLE EITHER ON ITS FACE OR AS APPLIED TO ANY CLAIM OR EQUITY INTEREST R TRANSACTION, THE PLAN PROPONENTS MAY MODIFY THE PLAN IN ACCORDANCE WITH ?CTION 13.15 TO REMEDY SUCH UNENFORCEABILITY. SUCH A DETERMINATION OF NENFORCEABILITY SHALL NOT (A) LIMIT OR AFFECT THE ENFORCEABILITY AND PERATIVE EFFECT OF ANY OTHER PROVISION OF THE PLAN OR (B) REQUIRE THE ESOLICITATION OF ANY ACCEPTANCE OR REJECTION OF THE PLAN.

ated: February ____, 2004

Respectfully submitted,

Official Committee of Unsecured Creditors
of The IT Group, Inc.

By:______________________________
Daniel Arbess
Title: Co-Chairperson

By:______________________________
Murray Hutchison
Title: Co-Chairperson

The IT Group, Inc.,
as Debtors and debtors-in-possession

By:______________________________
Harry J. Soose, Jr.
Title: Chief Operating Officer

13.24 Severability.

SHOULD THE BANKRUPTCY COURT DETERMINE THAT ANY PROVISION OF THE PLAN IS UNENFORCEABLE EITHER ON ITS FACE OR AS APPLIED TO ANY CLAIM OR EQUITY INTEREST OR TRANSACTION, THE PLAN PROPONENTS MAY MODIFY THE PLAN IN ACCORDANCE WITH SECTION 13.15 TO REMEDY SUCH UNENFORCEABILITY. SUCH A DETERMINATION OF UNENFORCEABILITY SHALL NOT (A) LIMIT OR AFFECT THE ENFORCEABILITY AND OPERATIVE EFFECT OF ANY OTHER PROVISION OF THE PLAN OR (B) REQUIRE THE RESOLICITATION OF ANY ACCEPTANCE OR REJECTION OF THE PLAN.

Dated: February _____, 2004

Respectfully submitted,

Official Committee of Unsecured Creditors
of The IT Group, Inc.

By:______________________________
Daniel Arbess
Title: Co-Chairperson

By:______________________________
Murray Hutchison
Title: Co-Chairperson

The IT Group, Inc.,
as Debtors and debtors-in-possession

By:______________________________
Harry J. Soose, Jr.
Title: Chief Operating Officer

13.24 Severability.

SHOULD THE BANKRUPTCY COURT DETERMINE THAT ANY PROVISION OF THE PLAN IS UNENFORCEABLE EITHER ON ITS FACE OR AS APPLIED TO ANY CLAIM OR EQUITY INTEREST OR TRANSACTION, THE PLAN PROPONENTS MAY MODIFY THE PLAN IN ACCORDANCE WITH SECTION 13.15 TO REMEDY SUCH UNENFORCEABILITY. SUCH A DETERMINATION OF UNENFORCEABILITY SHALL NOT (A) LIMIT OR AFFECT THE ENFORCEABILITY AND OPERATIVE EFFECT OF ANY OTHER PROVISION OF THE PLAN OR (B) REQUIRE THE *RESOLICITATION OF ANY ACCEPTANCE OR REJECTION OF THE PLAN.*

Dated: February _____, 2004

Respectfully submitted,

Official Committee of Unsecured Creditors
of The IT Group, Inc.

By: ______________________________
Daniel Arbess
Title: Co-Chairperson

By: ______________________________
Murray Hutchison
Title: Co-Chairperson

The IT Group, Inc.,
as Debtors and debtors-in-possession

By: ______________________________
Harry J. Soose, Jr.
Title: Chief Operating Officer

PLAN EXHIBIT 1

1. Any claims, rights and causes of action already initiated by the Debtors (including by way of counterclaim or cross-claim) prior to the Effective Date through which the Debtors seek affirmative relief.

2. Any claims against any person, company or entity that provided or provides insurance to the Debtors for any failure to provide contractual coverage.

3. Any and all claims under the Debtors' excess coverage insurance policies.

4. Any and all claims, including claims for contribution, reimbursement or indemnification under any of the Debtors' directors and officers liability policies.

5. Any and all claims, including claims for contribution, reimbursement or indemnification, under any other policy of insurance, including the Debtors' general liability insurance policies.

6. Any claims for acts or omissions of the Debtors' (i) present and former officers, directors, insiders and accountants and (ii) prepetition advisors, agents and other professional persons.

7. Any claims under 11 U.S.C. §§ 510, 542-45, 547-551 and 553, whether such actions are already initiated, to be initiated or initiated subsequent to the Effective Date.

8. Any other litigation or Causes of Action, whether legal, equitable or statutory in nature, arising out of, or in connection with the Debtors' businesses, assets or operations or otherwise affecting the Debtors, including, without limitation, possible claims against the following types of parties for the following types of claims:

    a. Possible claims against vendors, customers or suppliers for warranty, indemnity, back charge/setoff issues, overpayment or duplicate payment issues and collections/accounts receivables matters;

    b. Failure of any persons or parties to fully perform under contracts with the Debtors before the assumption or rejection of the subject contracts;

    c. Mechanic's lien claims of the Debtors;

    d. Possible claims for deposits or other amounts owed by any creditor, lessor, utility, supplier, vendor, factor or other person;

    e. Possible claims for damages or other relief against any party arising out of employee, management or operational matters;

    f. Possible claims for damages or other relief against any party arising out of financial reporting;

    g. Possible claims for damages or other relief against any party arising out of environmental and product liability matters; and

h. Possible claims against local, state and federal taxing authorities (including, without limitation, any claims for refunds of overpayments).

9. Any other Causes of Action.

THE PLAN PROPONENTS RESERVE THE RIGHT TO AMEND THIS EXHIBIT TO INCLUDE ADDITIONAL CLAIMS AND CAUSES OF ACTION. THIS EXHIBIT IS NOT INTENDED TO BE AN EXHAUSTIVE LIST OF THE CLAIMS, CAUSES OF ACTION, SUITS OR PROCEEDINGS, WHETHER IN LAW OR EQUITY, WHETHER KNOW OR UNKNOWN, THAT THE DEBTORS, THEIR ESTATES, SUCCESSORS OR ASSIGNS MAY HOLD AGAINST ANY PERSON, WHICH ARE RETAINED PURSUANT TO THE PLAN

CLAIMS RELEASED PURSUANT TO THE PLAN SETTLEMENT SHALL NOT BE RETAINED.

PLAN EXHIBIT 2

Executory Contracts and Unexpired Leases to be Assumed by the Debtors

At this time, no executory contracts or unexpired leases have been identified in Exhibit 2, but the Plan Proponents reserve the right to identify any such contracts or leases prior to the Confirmation Hearing.

PLAN EXHIBIT 3

Executory Contracts to be Assumed and Assigned to the IT Environmental Liquidating Trust[1]

A. **IT Corporation**

1. *California Environmental Protection Agency*
Department of Toxic Substances Control
8800 Cal Center Drive
Sacramento, CA 95826-3200
Consent Order No. 509105
Stipulation and Order Amending No. 509105
Set compliance schedule/corrective actions for all NCS facilities
Consent Agreement and Order No. 299190
Stipulation for Entry of Modifications to Consent Agreement and Order No. 299190
Set compliance schedule/corrective actions for all NCS facilities
Order Specifying Schedule for Compliance or
Correction Docket No. HWCA 85/86-026
Set compliance schedule/corrective actions for all NCS facilities

2. ***Contractors State License Board***
P.O. Box 26999
Sacramento, CA 95826
Contractors License No. 137422
Contractors license for construction work at IT Corporation's facilities
-Annual renewal fees

3. ***Bank of America***
70 Solano Square
Benicia, CA 94510
Account #010-51-099-62
Petty cash imprest balance $8,000.00

4. ***Employees***

   a) Eric C. Diethelm
   867 Hanlon Way
   Benicia, CA 94510

   b) Timothy A. Lebel
   164 Mt. View
   Vallejo, CA 94590

[1] Nothing contained herein shall be deemed an admission by the Debtors that any contract, lease or other agreement listed on this Exhibit is, in fact, an executory contract or an unexpired lease. The Debtors specifically reserve their right to argue that (i) any such contract, lease or other agreement is not an executory contract or an unexpired lease and (ii) any such contract, lease or other agreement is severable.

c) Miguel Martinez
307 E. Tennessee Street
Fairfield, CA 94533

d) Miguel R. Martinez
1433 Hawaii Street
Fairfield, CA 94533

e) Pedro Martinez
4180 Cadenasso Lane
Suisun, CA 94585

f) Barry B. Morris
89 Breaker Drive
Pittsburg, CA 94565

g) Richard R. Swanson
925 Mulberry Court
Antioch, CA 94509

h) Jose Valle
2376 Fairfield Ave., No. 29
Fairfield, CA 94533

B. Panoche Site

1. ***Bay Area Air Quality Management District***
939 Ellis Street
San Francisco, CA 94109
Permit to Operate – Plant 186
Permit to operate all sources of air emissions at the facility -Annual renewal fees
Authority to Construct 7487
Authority to construct and start-up Soil Vapor Extraction System for DBA-V remediation

2. ***California Environmental Protection Agency***
Department of Toxic Substances Control
8800 Cal Center Drive
Sacramento, CA 95826-3200
Corrective Action Consent Agreement – Docket No. HWCA 96/97-2005
Corrective Action Consent Agreement Addendum – Docket No. HWCA 96/97-2005A
First Amendment to Corrective Action Consent Agreement – Docket No. HWCA 96/97-2005
Remediation of Drum Burial Area V
Consent Agreement HWCA 94/95-046
Attachment A Modification of Consent Agreement HWCA 94/95-046
Management of onsite generated groundwater
Consent Order HWCA P2-97/98-010
Establishment of a Corrective Action Management Unit (CAMU)
Revised Part A Permit CAD000060012
Permit for operation of a Hazardous Waste Treatment and Disposal Facility (TSDF)
Post-Closure Permit CAD000060012
Permit for post-closure care, groundwater monitoring and corrective action for groundwater contamination

3. *Solano County Department of Environmental Management*
Environmental Health Division
270 Chadbourne Rd., Suite 200
Fairfield, CA 94534
Solid Waste Permit 38534
Annual permit for closed Class I Landfill – Annual renewal fees
Land Use Permit R-708
Permit authorizing use of land for Class I Disposal and Recycling of Industrial Waste
Land Use Permit U-90-30
Permit authorizing establishment of borrow area for surface mining for solidifying ponds. Also allowed construction/placement of Visitor's Center trailer at the facility.
Land Use Permit U-91-42, Marsh Development Permit MD-91-06, Reclamation Plan Permit RP-091-03
Permits authorizing closure construction activities in the soil borrow areas
Grading Permit G2001-076
Permit authorizing grading activities for the DBA-V SACS Trench

4. *State of California Department of Conservation*
Office of Mine Reclamation
801 K Street, MS 09-06
Sacramento, CA 95814-3529
Mining Operation Annual Report – CA Mine ID#91-48-0008
Mining operation annual report for borrow area at the facility – Annual recording fees

5. *State of California Department of Water Resources*
Division of Safety of Dams
P.O. Box 942836
Sacramento, CA 94236-0001
Certificate of Approval – Dam No. 449
Inspection and maintenance of Pond 2B dam – Annual dam fee

6. *State of California Department of Industrial Relations*
Division of Occupational Safety and Health
Pressure Vessel Unit
P.O. Box 420603
San Francisco, CA 94142-0603
Permit to Operate Air Pressure Tank – State Serial Nos. A001992-96 & A002136-03
Permit to operate air pressure tank – Renewal and fees every five (5) years

7. *State Water Resources Control Board*
1001 I Street
Sacramento, CA 95814
Construction Storm Water General Permit (CSWGP) WDID 248S302593
Permit authorizing management of storm water for construction activities associated with the final DBA-V remediation work and borrow reclamation.
Industrial Storm Water General Permit (ISWGP) WDID 248S017728
Permit authorizing management of storm water for industrial activities associated with the closed landfill.

8. *Army Corp of Engineers*
211 Main Street
San Francisco, CA 94105-1905
Nationwide Permit – File 20077E95
Permit to construct sedimentation basin/equipment access crossing downgradient of Pond 2B

9. *California Regional Water Quality Control Board*
San Francisco Bay Region
1515 Clay Street, 14th Floor
Oakland, CA 94612
Waste Discharge Requirements (WDRs) 98-091
Permit authorizes discharge into and management of impacted groundwater in facility's water management system – Annual Renewal fees

C. **Vine Hill Complex**

1. ***Acme Fill Corporation***
737 Arnold Drive
Martinez, CA 94553
Joint Slurry Wall and Security Fence Agreement
Agreement for access, inspections, repairs and maintenance of joint slurry wall and security fence – Term of agreement ten (10) years

2. ***Bay Area Air Quality Management District***
939 Ellis Street
San Francisco, CA 94109
Permit to Operate – Plant 209
Permit to operate all sources of air emissions at the facility -Annual renewal fees

3. ***California Environmental Protection Agency***
Department of Toxic Substances Control
8800 Cal Center Drive
Sacramento, CA 95826-3200
Corrective Action Consent Agreement – Docket No. HWCA 95/96-035
Set compliance schedule/corrective actions
Consent Order Specifying Schedule for Compliance – Docket No. HWCA 85/86-027
Operation and monitoring of landfill
Revised Part A CAD982521460
Permit for operation of a Hazardous Waste Treatment and Disposal Facility (TSDF)
Post-Closure Permit CAD982521460
Permit for post-closure care, groundwater monitoring and corrective action for groundwater contamination

4. ***California State Lands Commission***
100 Howe Ave., Suite 100-South
Sacramento, CA 95825-8202
Right-of-Way Lease P4605.1
Annual rental fee payment for right-of-way lease for 0.036 acre parcel of land for effluent pipeline bridge – Annual renewal fees

5. ***Central Contra Costa Sanitary District***
5019 Imhoff Place
Martinez, CA 94553
License Agreement
License agreement for IT's 5- and 8-inch pipeline across the District's property east of Vine Hill Site– Annual renewal fees
Share Right-of-Way
Shared right-of-way for annual maintenance at the Maltby Railroad crossing – Annual renewal fees

6. *Contra Costa County Health Services -Hazardous Materials Programs*
4333 Pacheco Blvd.
Martinez, CA 94553
Annual Business Authorization/Permit No. 71-9604
Permit for hazardous material business plan and hazardous waste generator – Annual renewal fees

7. *Sonitrol*
P.O. Box 9189
Fresno, CA 93791
System Nos. C2111, C4125
Security service for VHC

8. *State of California Department of Industrial Relations*
Division of Occupational Safety and Health
Pressure Vessel Unit
P.O. Box 420603
San Francisco, CA 94142-0603
Permit to Operate Air Pressure Tank – State Serial Nos. A002129-03
Permit to operate air pressure tank – Renewal and fees every five (5) years

9. *State Water Resources Control Board*
1001 I Street
Sacramento, CA 95814
Industrial Storm Water General Permit (ISWGP) WDID 207S010441
Permit authorizing management of storm water for industrial activities associated with the closed Landfill

10. *California Regional Water Quality Control Board*
San Francisco Bay Region
1515 Clay Street, 14th Floor
Oakland, CA 94612
Waste Discharge Requirements (WDRs) 78-76
Permit authorizes discharge of hazardous wastes into surface impoundments – Annual Renewal fees
Waste Discharge Requirements (WDRs) DRAFT
Permit will supersede existing WDRs to authorize discharge into and management of impacted groundwater in the facility's water management system – Annual Renewal fees.

11. *Contra Costa County -Community Development Department*
651 Pine Street
Martinez, CA 94553
Land Use Permit (issued in 1958)
Permit authorizing use of land to deposit refuse at the Vine Hill Site
Land Use Permit 120-71
Permit authorizing use of land to deposit refuse at the Baker Site.

12. *Martinez Gun Club*
900 Waterbird Way
Martinez, CA 94553
License Agreement
License agreement between the Martinez Gun Club (adjacent landowner) and IT authorizing sampling and maintenance of IT's wells on the Gun Club property

D. Montezuma Site

1. *Bay Area Air Quality Management District*
939 Ellis Street
San Francisco, CA 94109
Permit to Operate – Plant 2484
Permit to operate all sources of air emissions at the facility
Annual renewal and fees

2. *Mayhood, E. Dexter*
P.O. Box 155
Rio Vista, CA 94571
License Agreement – Expires December 23, 2004
Agreement to maintain and operate five (5) existing monitoring wells located on Mr. Mayhood's property – Annual fees

3. *McCosker, Daryl O.*
1064 Via Baja
Lafayette, CA 94549
Ground Lease and Option to Purchase Real Property, Dated 6/19/01
Ground lease with option to purchase real property in vicinity of facility

4. *Solano County Department of Environmental Management*
Environmental Health Division
601 Texas Street
Fairfield, CA 94533
Land Use Permit U-78-21
Permit to establish and operate a Class II-1 Rotary Drilling disposal site and to include other Class II-I waste disposal
Encroachment Permit E-91-121
Permit authorizes installation and long-term use/monitoring of three wells on the east side of the facility boundary
Solid Waste Permit 34093
Permit authorizing management of hazardous materials at the closed landfill – Annual renewal fees

5. *State Water Resources Control Board*
1001 I Street
Sacramento, CA 95814
Industrial Storm Water General Permit (ISWGP) WDID 248S002418
Permit authorizing management of storm water for industrial activities associated with the closed landfill – Annual renewal fees

6. *California Environmental Protection Agency*
Department of Toxic Substances Control
8800 Cal Center Drive
Sacramento, CA 95826-3200
Revised Part A Permit CAD079089512
Permit revised to reflect facility conditions following completion of closure and change in facility's mailing address/contact
Post-Closure Permit CAD079089512
Permit for post-closure care, groundwater monitoring and corrective action for groundwater contamination

7. *California Regional Water Quality Control Board*
San Francisco Bay Region
1515 Clay Street, 14th Floor
Oakland, CA 94612
Waste Discharge Requirements (WDRs) 98-208
Permit authorizes discharge of impacted groundwater into surface impoundments and long-term monitoring program for closed landfill – Annual fees

E. Benson Ridge Site

1. *Lake County Air Quality Management District*
885 Lakeport Blvd.
Lakeport, CA 95453
Permit to Operate (P/O) 2003-18
Permit to operate all sources of air emissions at the facility - Annual renewal fees

2. ***State Water Resources Control Board***
1001 I Street
Sacramento, CA 95814
Industrial Storm Water General Permit (ISWGP)– WDID 5A17S000825
Permit authorizing management of storm water for industrial activities associated with the closed landfill – Annual renewal fees

3. ***California Environmental Protection Agency***
Department of Toxic Substances Control
8800 Cal Center Drive
Sacramento, CA 95826-3200
Revised Part A Permit CAD000633289
Permit revised to reflect facility conditions following completion of closure and change in facility's mailing address/contact
Post-Closure Permit CAD000633289
Permit for post-closure care, groundwater monitoring and corrective action for groundwater contamination

4. ***California Regional Water Quality Control Board***
San Francisco Bay Region
1515 Clay Street, 14th Floor
Oakland, CA 94612
Waste Discharge Requirements (WDRs) 98-047
Permit authorizes discharge of impacted groundwater into surface impoundments and long-term monitoring program for closed landfill – Annual fees

5. ***Lake County Planning Commission***
255 N. Forbes Street
Lakeport, CA 95453
Land Use Permit Resolution No. 76-65
Permit allowing land use for a Class 2-1 Geothermal Waste Disposal Site

Exhibit B to the Disclosure Statement

Approval Order

ORIGINAL

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re	:	Chapter 11
	:	Case No. 02-10118 (MFW)
THE IT GROUP, INC., *et al.*,	:	(Jointly Administered)
Debtors.	:	Related to Docket No. 3269

ORDER (I) APPROVING FORM OF BALLOT AND PROPOSED SOLICITATION AND TABULATION PROCEDURES; (II) FIXING DATE, TIME AND PLACE FOR VOTING ON THE JOINT CHAPTER 11 PLAN FOR THE IT GROUP, INC. AND ITS AFFILIATED DEBTORS PROPOSED BY THE DEBTORS AND THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS; (III) APPROVING THE FORM AND MANNER OF NOTICE THEREOF; (IV) FIXING THE LAST DATE FOR FILING OBJECTIONS TO THE PLAN; AND (V) SCHEDULING A HEARING TO CONSIDER CONFIRMATION OF THE PLAN

Upon the record of the hearing (the "Disclosure Statement Hearing") to consider approval of the Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code with Respect to the Joint Chapter 11 Plan For The IT Group, Inc. and Its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors (the "Disclosure Statement"); and upon the motion dated January 2, 2004 (the "Motion")[1] of the Official Committee of Unsecured Creditors (the "Committee") appointed in the above-captioned jointly administered chapter 11 cases (the "Cases") of The IT Group, Inc. and its affiliated debtors (collectively, the "Debtors") for (i) approval of the form of Ballot and proposed solicitation and tabulation procedures; (ii) fixing of the date, time and place for voting on the Joint Chapter 11 Plan For The IT Group, Inc. and Its Affiliated Debtors Proposed by the Debtors and the Committee (the

---

[1] All capitalized terms used herein, but not otherwise defined herein, shall have the meaning ascribed to them in the Motion.

"Plan");[2] (iii) approval of the form and manner of notice thereof; (iv) fixing of the last date for filing objections to the Plan; and (v) scheduling of a hearing to consider confirmation of the Plan; and it appearing that the Court has jurisdiction over this matter; and it appearing that notice of the Motion was sufficient; and upon the record of the Disclosure Statement Hearing; and after due deliberation, and sufficient cause appearing therefor, it is hereby

ORDERED that, the Motion is granted; and it is further

ORDERED that, in accordance with section 1125 of the Bankruptcy Code and Rule 3017(b) of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules"), the Disclosure Statement, as it may have been or may be further amended to reflect changes made or ordered on the record at the hearing, is hereby approved and all objections not withdrawn, settled or otherwise resolved are overruled; and it is further

ORDERED that, in accordance with Bankruptcy Rule 3017(c), a hearing to consider confirmation of the Plan and any objections that may be interposed (the "Confirmation Hearing") shall be held before the Honorable Mary F. Walrath, Chief United States Bankruptcy Judge, United States Bankruptcy Court, 824 Market Street, 6th Floor, Wilmington, Delaware, 19801, on March ~~22~~ 29, 2004 at 2:00 p.m., Prevailing Eastern Time, or as soon thereafter as counsel may be heard; and it is further

ORDERED that, the Confirmation Hearing may be adjourned from time to time without prior notice to holders of claims, holders of equity interests, or other parties in interest other than the announcement of the adjourned hearing date at the Confirmation Hearing; and it is further

[2] Plan refers to the First Amended Joint Chapter 11 Plan for the IT Group, Inc. and its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors.

ORDERED that, in accordance with section 1128(a) and Bankruptcy Rules 3017 and 2002(b), the Confirmation Hearing Notice, substantially in the form annexed to the Motion as Exhibit "C," is hereby approved; and it is further

ORDERED that, in accordance with Bankruptcy Rule 3017(c), the date and time set as the deadline for voting on the Plan shall be March ~~15~~ 22, 2004 at 4:00 p.m., Prevailing Eastern Time (the "Voting Deadline"); and it is further

ORDERED that, the Committee shall have authority to extend the Voting Deadline within its reasonable discretion upon notice to this Court served upon all parties that have filed a notice of appearance in these Cases pursuant to Bankruptcy Rule 2002; and it is further

ORDERED that, the proposed procedures for soliciting and tabulating votes to accept or reject the Plan substantially in the form attached to the Motion as Exhibit "H" (the 'Voting Procedures") are hereby approved and are incorporated by reference as if fully set forth herein; and it is further

ORDERED that, in accordance with Bankruptcy Rules 3017(c) and 9006(c)(1), he last date and time to file an objection to confirmation of the Plan shall be no later than March ~~5~~ 2, 2004 at 4:00 p.m., Prevailing Eastern Time (the "Confirmation Objection Deadline"); and it s further

ORDERED that, in accordance with Bankruptcy Rules 3017(c) and 9006(c)(1), bjections, if any, to confirmation of the Plan shall be in writing and shall (a) state the name and ddress of the objecting party and the nature and amount of the claim or interest of such party, nd (b) be filed, together with proofs of service, with the Court and served so that such objections are actually received by the parties listed below, no later than the Confirmation Objection Deadline:

(1) White & Case LLP
Co-Counsel for the Committee
Wachovia Financial Center, Suite 4900
200 South Biscayne Boulevard
Miami, Florida 33131
Attention: John K. Cunningham, Esq.

(2) The Bayard Firm LLP
Co-Counsel for the Committee
222 Delaware Avenue, Suite 900
Wilmington, Delaware 19801
Attention: Jeffrey M. Schlerf, Esq.

(3) Skadden, Arps, Slate, Meagher & Flom LLP
Counsel for the Debtors and Debtors in Possession
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19801
Attention: Marion M. Quirk, Esq.

(4) Weil, Gotshal & Manges LLP
Counsel to Agent for Prepetition Lenders
767 Fifth Avenue
New York, New York 10153
Attention: Stephen Karotkin, Esq.

(5) The Office of the United States Trustee
J. Caleb Boggs Federal Building
844 King Street, Suite 2313
Lock Box 35
Wilmington, Delaware 19801-3519
Attention: Mark S. Kenney, Esq.;

and it is further

ORDERED that, any party failing to file and serve an objection to the Plan in compliance with this order shall be barred from raising any objections at the Confirmation Hearing; and it is further

ORDERED that, the forms of ballots substantially in the form attached as Exhibit "B" to the Motion (collectively, the "Ballots") are hereby approved: and it is further

ORDERED that, pursuant to Bankruptcy Rules 3017(e) and 3018(a), the holders of claims in each of Class 2 (Non-Lender Secured Claims), Class 3 (Lender Claims), Class 4A (General Unsecured Claims) and Class 4B (Litigation Unsecured Claims) under the Plan as of January 14, 2004 (the "Voting Record Date"), other than Disputed Claims (defined below), may vote to accept or reject the Plan by indicating their acceptance or rejection of the Plan on the Ballots provided therefor; and it is further

ORDERED that, Logan & Company, Inc. ("Logan" and the "Solicitation Agent"), is hereby directed to mail or cause to be mailed by first class United States mail, postage prepaid, or, if applicable, to hand deliver, on or before five (5) days after the entry of this Order, (the "Solicitation Deadline") the Solicitation Package, which shall consist of: (a) the Voting Procedures, (b) the Disclosure Statement (with the Plan attached as an exhibit), (c) the Confirmation Hearing Notice, (d) for creditors entitled to vote, appropriate Ballots and voting instructions, (e) for creditors entitled to vote, a pre-addressed postage prepaid return envelope for each Ballot, and (f) any other materials ordered by the Bankruptcy Court to be included as part of the Solicitation Package, on (i) the Office of the United States Trustee; (ii) each holder of a Claim (as such term is defined in the Plan) in each of Class 2 (Non-Lender Secured Claims), Class 3 (Lender Claims), Class 4A (General Unsecured Claims) and Class 4B (Litigation Unsecured Claims) that is (x) listed in the Schedules[1] as of the Voting Record Date as liquidated, undisputed and non-contingent, or (y) represented by a timely filed proof of claim against any of the Debtors that is not the subject of an objection filed and served by the Solicitation Deadline;

[1] Including any amendments thereto.

and (iii) each of the other parties on the 2002 Service List maintained in these Cases, for informational purposes; and it is further

ORDERED that, no Solicitation Packages or other notices need be transmitted to: (a) holders of claims listed on the Schedules that have already been paid in full during the pendency of these Cases or that are authorized to be paid in full in the ordinary course of business pursuant to orders previously entered by this Court, (b) holders of claims listed on the Schedules as contingent, unliquidated or disputed or as zero or unknown in amount, if such holders did not file proofs of claim by the Bar Date (unless otherwise directed by an order of the Bankruptcy Court), (c) any person to whom the Debtors mailed a notice of commencement of these Cases and first meeting of creditors or a notice of the Bar Date if either of such notices was returned marked "undeliverable" or "moved – no forwarding address" or for a similar reason, unless the Debtors have been informed in writing by such person of that persons' new address prior to the Voting Record Date, and (d) any person that filed a proof of claim listing an amount of zero; and it is further

ORDERED that, the Solicitation Agent is hereby directed to mail or cause to be mailed by first class United States mail, postage prepaid, on or before the Solicitation Deadline, a copy of the Non-Voting Class Notice, in lieu of a Solicitation Package, substantially in the form annexed to the Motion as Exhibit "D," which Non-Voting Class Notice is hereby approved, on (a) all holders of Administrative Claims, (b) Tax Claims and (c) Claims in Class 1 (Priority Claims) under the Plan in satisfaction of the requirements of Bankruptcy Rule 3017(d); and it is further

ORDERED that, the Solicitation Agent is hereby directed to mail or cause to be mailed by first class United States mail, postage prepaid, on or before the Solicitation Deadline, a copy of the Contract/Lease Party Notice, substantially in the form annexed to the Motion as Exhibit "E," which Contract/Lease Party Notice is hereby approved, in lieu of a Solicitation Package, on parties to certain of the Debtors' executory contracts and unexpired leases who may not have scheduled or filed claims in these Cases, and whose executory contracts or unexpired leases have not been assumed or rejected by the Debtors on or prior to the Voting Record Date (the "Contract/Lease Parties"); and it is further

ORDERED that, the Solicitation Agent is hereby directed to mail or cause to be mailed by first class United States mail, postage prepaid, on or before the Solicitation Deadline, a copy of the Disputed Claim Notice, substantially in the form annexed to the Motion as Exhibit "F," which Disputed Claim Notice is hereby approved, together with a Solicitation Package that does not include a Ballot, on any holder of a claim in Class 2 (Non-Lender Secured Claims), Class 3 (Lender Claims), Class 4A (General Unsecured Claims) and Class 4B (Litigation Unsecured Claims) whose claim is asserted in a proof of claim: (i) as to which an objection to such proof of claim is filed and served by the Solicitation Deadline or (ii) was not timely filed by the Bar Date (unless otherwise directed by an order of the Bankruptcy Court) (collectively, the "Disputed Claims"); and it is further

ORDERED that, a holder of a Disputed Claim (the "Disputed Claimant") is not permitted to vote on the Plan unless such Disputed Claimant files with the Bankruptcy Court and serves on the Committee and the Debtors, a motion pursuant to Bankruptcy Rule 3018(a) (a "Rule 3018(a) Motion") to temporarily allow such Disputed Claim solely for purposes of voting to accept or reject the Plan, provided such Rule 3018(a) Motion is filed on or before ten (10) business days before the Voting Deadline or March ~~8~~ 12, 2004 at 4:00 p.m., Prevailing Eastern time (the "Rule 3018(a) Motion Deadline"). Upon written request to the Solicitation Agent, a

Disputed Claimant who timely files and serves a Rule 3018(a) Motion will be provided a Ballot and be permitted to cast such Ballot as a provisional vote to accept or reject the Plan (a "Provisional Ballot"). Such Provisional Ballot shall not be counted unless: (i) the Committee, the Debtors and the Disputed Claimant resolve the issues raised in the Rule 3018(a) Motion prior to the Voting Deadline or (ii) the Bankruptcy Court at or prior to the Confirmation Hearing determines that the Provisional Ballot should be counted as a vote on the Plan; and it is further

ORDERED that, the Solicitation Agent is hereby directed to mail or cause to be mailed by first class United States mail, postage prepaid, on or before the Solicitation Deadline, a copy of the Notice of Deemed Rejection, in lieu of a Solicitation Package, substantially in the form annexed to the Motion as Exhibit "G," which Notice of Deemed Rejection is hereby approved on (a) all holders of Equity Interests in Class 5 and (b) all holders of Claims in Class 4C (Securities Litigation Claims) and Class 4D (Subordinated Claims) under the Plan; and it is further

ORDERED that, the following procedures shall govern the distribution of solicitation and notice material to holders of the Debtors' Old Notes which are classified in Class 4A and to holders of Equity Interests:

(a) The Solicitation Agent shall transmit the Solicitation Package to holders of the Debtors' Old Notes in Class 4A and the Notice of Deemed Rejection to holders of Equity Interests in Class 5, by mailings made no later than the Solicitation Deadline to each known record holder, or its agent (the "Record Holder") as of the Voting Record Date for which the Solicitation Agent has received addresses;

(b) Each Record Holder shall deliver promptly a Solicitation Package or Notice of Deemed Rejection, as applicable, to each beneficial owner for whom such Record Holder holds such securities in accordance with the Voting Procedures;

(c) The Solicitation Packages to be transmitted by each Record Holder to beneficial holders of Old Notes in Class 4A must include a ballot for the beneficial owners (the "Beneficial Owner Ballot") substantially in the form proposed in Exhibit "B-4" to the Motion, and a return envelope provided by, and addressed to, the requisite Record Holder. Each Record Holder must then summarize the individual votes reflected on each Beneficial Owner Ballot on a master ballot (the "Master Ballot") substantially in the form included in Exhibit "B-5" to the Motion. Each Record Holder must then return the Master Ballot to the Tabulation Agent[4] by the Voting Deadline. As an alternative, each Record Holder shall have the option of prevalidating, by facsimile, mail, hand delivery, or overnight courier, the Beneficial Owner Ballots so that beneficial owners can return them directly to the Tabulation Agent; and

(d) The Debtors are authorized to reimburse each Record Holder for their reasonable, actual, and necessary out-of-pocket expenses incurred in performing the tasks described above upon written request by any such Record Holder (subject to the Court's retaining jurisdiction to resolve any disputes over any request for reimbursement);

and it is further

ORDERED that, pursuant to Bankruptcy Rule 2002(l), the Debtors will submit the Confirmation Hearing Notice for publication in *Wall Street Journal* (National Edition) on one occasion no later than fifteen days prior to the Confirmation Hearing, which publication is hereby approved and which shall be deemed good and sufficient notice by publication; and it is further

ORDERED that, the provision of notice in accordance with the procedures set forth in this Order and the Voting Procedures shall be deemed good and sufficient notice of the Confirmation Hearing, the Voting Deadline and the Confirmation Objection Deadline; and it is further

ORDERED that, pursuant to Bankruptcy Rule 3017(c), but except as otherwise expressly provided in the Voting Procedures, in order to be considered as acceptances or rejections of the Plan, all Ballots must be properly completed, executed, marked and <u>actually</u>

[4] Logan shall serve as both Solicitation Agent and Tabulation Agent, pursuant to this Court's order dated January 22, 2002, approving the appointment of Logan as the Debtors' Claims, Noticing and Balloting Agent.

received via United States mail, overnight delivery or hand delivery, by the Tabulation Agent on or before 4:00 p.m. (Prevailing Eastern Time) on the Voting Deadline; and it is further

ORDERED that, any Ballot (except a Master Ballot) transmitted to the Tabulation Agent by facsimile transmission will not be counted; and it is further

ORDERED that, (a) creditors holding unclassified claims or unimpaired claims and also claims in a class that is designated as impaired and entitled to vote under the Plan will receive only the Solicitation Package appropriate for the impaired class, and (b) creditors who have filed duplicate claims in any given class (including, without limitation, multidebtor claims for the same underlying liability that are classified in the same class) are entitled to receive only one Solicitation Package and allowed only one Ballot for voting their claims with respect to that class; and it is further

ORDERED that, the Committee is authorized and empowered to take such other actions and execute such other documents as may be necessary or appropriate to implement the terms of this Order; and it is further

ORDERED that, the Committee, the Debtors, the Solicitation Agent and the Tabulation Agent are authorized and directed to effect any action reasonably necessary to accomplish the solicitation and tabulation services contemplated by the Disclosure Statement and the Voting Procedures; and it is further

ORDERED that, this Court shall, and hereby does, retain jurisdiction with respect to all matters arising from or in relation to the implementation of this Order.

Dated: Wilmington, Delaware
February _11_, 2004

Honorable Mary F. Walrath,
Chief United States Bankruptcy Judge

Exhibit C to the Disclosure Statement

Ballot Solicitation and Tabulation Procedures

Ballot Solicitation and Tabulation Procedures

The following procedures (the "Voting Procedures") are adopted with respect to (a) the distribution of Ballot solicitation materials with respect to the First Amended Joint Chapter 11 Plan for The IT Group, Inc. and Its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors (as such plan may be amended from time to time, the "Plan") and (b) the return and tabulation of Ballots. All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Plan or the Approval Order.

1. Definitions:

a. "Approval Order" means the order of the Bankruptcy Court approving the Disclosure Statement.

b. "Bankruptcy Court" means the United States Bankruptcy Court for the District of Delaware.

c. "Bar Date" means July 15, 2002 at 4:00 p.m. Prevailing Eastern Time or the following supplemental bar dates based upon amendments to the Schedules: August 12, 2002, December 6, 2002 and May 16, 2003.

d. "Bar Date Order" means the order of the Bankruptcy Court, dated May 24, 2002, which fixed the deadline for filing proofs of claim against the Debtors' Estates.

e. "Confirmation Hearing" means March 29, 2004 at 2:00 p.m. Prevailing Eastern Time, which is the date that is established by the Bankruptcy Court as the date on which will occur the hearing on the confirmation of the Plan, as such hearing may be adjourned from time to time.

f. "Confirmation Hearing Notice" means the notice, as approved by the Bankruptcy Court, of dates fixed by the Bankruptcy Court as the Voting Deadline, the Confirmation Objection Deadline and the date of the Confirmation Hearing and directions on filing objections to the confirmation of the Plan.

g. "Confirmation Objection Deadline" means March 22, 2004 at 4:00 p.m., Prevailing Eastern Time, which is the date that is established by the Bankruptcy Court as the deadline for Objections to the Plan.

h. "Disputed Claims Notice" means the notice, as approved by the Bankruptcy Court, to holders of a Claim that is asserted in a proof of claim: (i) as to which an objection to such proof of claim is filed and served no later than the Solicitation Deadline or (ii) that was not timely filed by the Bar Date (unless otherwise directed by an order of the Bankruptcy Court) (collectively, the "Disputed Claims") that (i) describes the procedure for obtaining a Provisional Ballot and for filing a Rule 3018(a) Motion to seek temporary allowance of such Disputed Claim solely for voting purposes, (ii) recites the dates fixed by the Bankruptcy Court as the Voting Deadline, the Confirmation Objection Deadline, and Confirmation Hearing date, and (iii) furnishes directions on how to file objections to the confirmation of the Plan.

i. "Contract/Lease Party Notice" means the notice, as approved by the Bankruptcy Court, to parties to certain of the Debtors' executory contracts and unexpired leases who may not have scheduled or filed claims in these Cases, and whose executory contracts or unexpired leases have not been assumed or rejected by the Debtors on or prior to the Voting Record Date (the "Contract/Lease Parties"), that (i) describes the Plan provisions relating to the treatment of executory contracts and unexpired leases, (ii) recites the dates fixed by the Bankruptcy Court as the Voting Deadline, the Confirmation Objection Deadline, and Confirmation Hearing date, and (iii) furnishes directions on how to obtain a copy of the Disclosure Statement and Plan, as well as, on how to file objections to the confirmation of the Plan.

j. "Disclosure Statement" means the First Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code with Respect to the First Amended Joint Chapter 11 Plan for The IT Group, Inc. and Its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors, as approved by the Bankruptcy Court in the Approval Order.

k. "Non-Voting Class Notice" means the notice, as approved by the Bankruptcy Court, to holders of an Administrative Claim, a Tax Claim or a Priority Claim in Class 1, that (i) the class in which a Claim is placed is not entitled to vote to accept or reject the Plan, (ii) recites the dates fixed by the Bankruptcy Court as the Voting Deadline, the Confirmation Objection Deadline, and Confirmation Hearing date, and (iii) furnishes directions on how to obtain a copy of the Disclosure Statement and Plan, as well as, on how to file objections to the confirmation of the Plan.

l. "Notice of Deemed Rejection" means the notice, as approved by the Bankruptcy Court, to holders of a Securities Litigation Claim in Class 4C or a Subordinated Claim in Class 4D, or an Equity Interest in Class 5, that (i) under the Plan, no distribution is expected to be made to the class in which such Claims or Equity Interests are classified, (ii) recites the dates fixed by the Bankruptcy Court as the Voting Deadline, the Confirmation Objection Deadline, and Confirmation Hearing date, and (iii) furnishes directions on how to obtain a copy of the Disclosure Statement and Plan, as well as, on how to file objections to the confirmation of the Plan.

m. "Plan Proponents" means, collectively, the Committee and the Debtors.

n. "Provisional Ballot" means a Ballot, provided to a Disputed Claimant who timely files and serves a Rule 3018(a) Motion, by which such Disputed Claimant will be permitted to cast a provisional vote to accept or reject the Plan, which vote shall not be counted unless: (i) the Committee and the Disputed Claimant resolve the issues raised in the Rule 3018(a) Motion prior to the Voting Deadline or (ii) the Bankruptcy Court at or prior to the Confirmation Hearing determines that the Provisional Ballot should be counted as a vote on the Plan.

o. "Publication Notice" means a published notice as approved by the Bankruptcy Court of (a) the approval of the Disclosure Statement and the scheduling of the Confirmation Hearing and (b) the procedure for holders of Claims to obtain a Solicitation Package.

p. "Rule 3018(a) Motion Deadline" means March 12, 2004 at 4:00 p.m., Prevailing Eastern Time, which is the date established by the Bankruptcy Court as the last date for a Disputed Claimant to file a motion pursuant to Bankruptcy Rule 3018(a) (a "Rule 3018(a) Motion") to seek temporary allowance of a Disputed Claim solely for purposes of voting to accept or reject the Plan.

q. "Solicitation Agent" means Logan & Company, Inc. ("Logan").

r. "Solicitation Deadline" means five (5) days after the date upon which the Court enters the Approval Order, which is the date established by the Bankruptcy Court as the latest date by which the Solicitation Agent must mail the Solicitation Packages and/or other approved notices in accordance with the Approval Order.

s. "Schedules" means the Debtors' schedules of liabilities previously filed with the Bankruptcy Court, as amended or reconstituted.

t. "Solicitation Package" means, and will consist of, all of the following:

(i) These Voting Procedures;

(ii) Disclosure Statement (with the Plan attached as an exhibit thereto);

(iii) Confirmation Hearing Notice;

(iv) For creditors entitled to vote, appropriate Ballots and voting instructions;

(v) For creditors entitled to vote, pre-addressed, postage-paid, return envelopes for each Ballot; and

(vi) Any other materials ordered by the Bankruptcy Court to be included as part of the Solicitation Package.

u. "Tabulation Agent" means Logan.

v. "Voting Deadline" means March 22, 2004 at 4:00 p.m., Prevailing Eastern Time, which is the date established by the Bankruptcy Court as the deadline for the return of the Ballots on the Plan.

w. "Voting Record Date" means January 14, 2004, which is the date established by the Bankruptcy Court as the as the date for identifying (i) creditors and Equity Interest holders entitled to receive Solicitation Packages (as defined below) and/or approved notices and (ii) creditors entitled to vote to accept or reject the Plan, notwithstanding anything to the contrary in the Bankruptcy Rules.

2. Publication Notice:

The Committee will cause the Publication Notice to be published once in *The Wall Street Journal* (National Edition).

3. Distribution of Solicitation Packages by the Solicitation Agent:

The Solicitation Agent will cause Solicitation Packages to be served as follows:

a. Scheduled Claims:

Upon each holder of a Claim in Class 2, Class 3, Class 4A and Class 4B listed in the Schedules as of the Voting Record Date as liquidated, undisputed, and not contingent.

b. Filed Claims:

Upon each holder of a Claim in Class 2, Class 3, Class 4A and Class 4B represented by a timely proof of claim against any of the Debtors that has been filed by the Bar Date (or later if so ordered by the Court) and has not been expunged, disallowed, disqualified or suspended by an order entered on or before the Solicitation Deadline; provided however, that a Solicitation Package served upon a holder of a Claim in Class 2, Class 3, Class 4A and Class 4B that is a Disputed Claim shall not contain a Ballot.

4. Unimpaired Claims:

The Solicitation Agent will cause a Non-Voting Class Notice, in lieu of a Solicitation Package, to be served upon each creditor that, as of the Voting Record Date, has an Administrative Claim, Tax Claim or a Priority Claim in Class 1 under the Plan.

5. Disputed Claims:

The Solicitation Agent will cause a Disputed Claims Notice and a Solicitation Package that does not contain a Ballot, to be served upon each holder of a Disputed Claim.

6. Contract/Lease Parties:

The Solicitation Agent will cause a Contract/Lease Party Notice, in lieu of a Solicitation Package, to be served upon each Contract/Lease Party.

7. Equity Interests and Claims not expected to receive or retain property under the Plan:

The Solicitation Agent will cause a Notice of Deemed Rejection, in lieu of a Solicitation Package, to be served upon holders of Equity Interests in Class 5 and holders of Claims in Class 4C and 4D as of the Voting Record Date.

8. Determination of Holders of Claims of Record:

The Solicitation Package or Non-Voting Class Notice or any other notices approved by the Court pursuant to the Approval Order (collectively, the "Approved Notices"), as the case may be, will be served upon the entity that holds a Claim as determined pursuant to paragraph 3 herein as of the Voting Record Date, and the Committee will have no obligation to cause a Solicitation Package or Approved Notices, as the case may be, to be served upon any subsequent holder of such Claim (as evidenced by any notice of assignment of such Claim entered on the Bankruptcy Court's docket after the Voting Record Date).

9. Return of Ballots:

a. Claimants That Are Entitled to Vote:

Each claimant that has a timely filed Claim for which a Claim amount may be determined pursuant to Section 10(a) hereof, which Claim is not deemed rejected under the Plan, is not treated as unimpaired under the Plan and/or is not a Disputed Claim is entitled to vote to accept or reject the Plan.

b. Place to Send Completed Ballots:

All Ballots will be accompanied by return envelopes addressed to the Tabulation Agent at Logan & Company, Inc., Attn: IT Group Balloting Department, 546 Valley Road, Upper Montclair, New Jersey 07043.

c. Deadline for Receiving Completed Ballots:

All Ballots must be actually received by the Tabulation Agent by the Voting Deadline. The Tabulation Agent will not accept Ballots submitted by facsimile transmission (with the exception of the Master Ballot). The Tabulation Agent will date and time-stamp all Ballots when it receives them. In addition, the Tabulation Agent will make a photocopy of all such Ballots it receives and will retain a copy of such Ballots for a period of one (1) year after the "Effective Date" of the Plan, unless otherwise instructed by the Committee, in writing.

10. Tabulation of Ballots:

a. Determination of Amount of Claims Voted:

With respect to the tabulation of Ballots for all Claims, for purposes of voting, the amount to be used to tabulate acceptance or rejection of the Plan is as follows (in order of priority):

(i) the liquidated amount specified in a proof of claim timely filed by the Bar Date, so long as such proof of claim is not a Disputed Claim and/or has not been expunged, disallowed, disqualified or suspended by the Bankruptcy Court; or the Claim amount listed in the Debtors' Schedules as liquidated, undisputed, and not contingent;

(ii) if a proof of claim has been timely filed by the Bar Date and such Claim is not a Disputed Claim, has not been expunged, disallowed, disqualified or suspended by the Bankruptcy Court, and is (1) wholly unliquidated, disputed or contingent, the Claim amount, for voting purposes only, shall be $1.00; provided however, that Litigation Unsecured Claims that are asserted in any court, tribunal or proceeding as to which no judgment has been rendered shall be considered wholly unliquidated; or (2) partially unliquidated, disputed or contingent, the Claim amount, for voting purposes only, shall be the amount that is fixed;

(iii) if: (1) at or prior to the Confirmation Hearing, the Bankruptcy Court enters an order fully or partially allowing a Claim or a Disputed Claim, including, without limitation, an order pursuant to a Rule 3018(a) Motion, whether for all purposes or for voting purposes only, or (2) on or prior to the Voting Deadline, the Plan Proponents and the holder of a Claim or a Disputed Claim agree to fully or partially allow such Claim or Disputed Claim for voting purposes only and no objection to such allowance is received within seven (7) calendar days after service by first-class mail of notice of such agreement to the entities having filed a notice of appearance in these Cases, the amount allowed thereunder.

b. Determination of Number of Claims Voted:

Each Ballot received will be deemed to have been voted by one and only one holder of Claims. Each holder of Claims in a class is entitled to one (1) vote on account of all such holder's Claims in that class. Accordingly:

(i) a Ballot that partially rejects and partially accepts the Plan will not be counted,

(ii) a claimant that has identical Claims against the same Debtor in the same class under the Plan will receive only one Ballot with respect to such class and only will be entitled to one vote in the amount of one of such Claims,

(iii) a claimant that has identical Claims against different Debtors in the same class under the Plan will receive only one Ballot with respect to such class and only will be entitled to one vote in the amount of one of such Claims, and

(iv) a claimant that has Claims against different Debtors with respect to the same obligations that are classified in different classes under the Plan only will receive a Ballot for each class in which the claimant has a Claim with respect to the primary obligation.

11. Ballots Excluded:

A Ballot will not be counted if any of the following applies to such Ballot:

a. The Court determines, after notice and a hearing, that the vote was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code;

b. The Ballot was transmitted by facsimile (unless it is a Master Ballot) or electronic mail.

c. The Ballot was not signed by the claimant or authorized agent.

d. The Ballot was cast by a person or entity that does not hold a claim in a class that is entitled to vote to accept or reject the Plan.

e. The Ballot was illegible or contained insufficient information to permit identification of the Claimant.

f. The Ballot was received after the Voting Deadline and the Committee did not grant an extension of the Voting Deadline with respect to such Ballot.

g. The Ballot is not actually received by the Tabulation Agent in the manner set forth in Section 9(c) hereof by the Voting Deadline unless the Committee has granted, in writing, an extension of the Voting Deadline with respect to such Ballot at any time.

12. General Voting Procedures and Standard Assumptions:

In addition, the following voting procedures and standard assumptions will be used in tabulating Ballots:

a. Each holder of Claims will be deemed to have voted the full amount of its Claims in each class in which it submits a Ballot.

b. If multiple Ballots are received for a holder of Claims the latest-dated Ballot received from such holder prior to the Voting Deadline will be the Ballot that is counted.

c. If multiple Ballots are received from different holders purporting to hold the same Claim, in the absence of contrary information establishing which claimant held such Claim as of the Voting Deadline, the latest-dated Ballot that is received prior to the Voting Deadline will be the Ballot that is counted.

d. If multiple Ballots are received from a holder of a Claim and someone purporting to be his, her, or its attorney or agent, the Ballot received from the holder of the Claim will be the Ballot that is counted, and the vote of the purported attorney or agent will not be counted.

e. A Ballot that is completed, but on which the claimant did not vote whether to accept or reject or where the claimant indicates both an acceptance and rejection of the Plan, shall not be counted.

f. A Provisional Ballot shall not be counted unless: (i) the Committee, the Debtors and the Disputed Claimant resolve the issues raised in the Rule 3018(a) Motion prior to the Voting Deadline or (ii) on or prior to the Voting Deadline, the Plan Proponents and the holder of a Claim or a Disputed Claim agree to fully or partially allow such Claim or Disputed Claim for voting purposes only and no objection to such allowance is received within seven (7) calendar days after service by first-class mail of notice of such agreement to the entities having filed a notice of appearance in these Cases, the amount allowed thereunder.

Exhibit D to the Disclosure Statement

Liquidation Analysis

	Claim	Payment	Chapter 7		Chapter 11 Assets	Banks	Banks	Unsecureds	Unsecureds
Asset Recoveries:									
Cash			$50,000		$40,340	87.5%	$35,298	12.5%	$5,043
Shaw Stock			$21,711		$21,711	90.0%	$19,540	10.0%	$2,171
Estimated Assets Available for Distribution			$71,711		$62,051		$54,837		$7,214
Other Secured Creditors Payment			($1,500)	*					
					Total Claim		$502,291		$500,000
Chapter 7 Administrative Claims:					Percentage Return		10.9%		1.4%
Chapter 7 Trustee Fees			($2,151)						
Employee Retention Carve out			($260)	*					
Wind down Costs			($1,500)	*					
Professional Fee Carve Out			($2,300)	*					
Estimated Assets Available for Further Distribution			$63,999						
Est. Allocation of Funds Available to Secured Lenders		80%	$51,199						
Est. Allocation of Funds Available to Other Creditors		20%	$12,800						
Secured Portion of Bank Debt Payment			($51,199)						
Bank Litigation Fees Incurred by Chapter 7 Trustee			($3,000)						
Chapter 11 Administrative Claims:									
Tax Liabilities			($100)	*					
Other Estimated Administrative Expenses			($1,000)	*					
Priority Tax and Employee Claims			($2,000)	*					
Estimated Assets Available for Further Distribution			$6,700						
General Unsecured Claims:									
Bank Debt Deficiency			$451,092						
Pre-petition General Unsecured Claims			$700,000		* Items excluded from cash.				
Subtotal Claims			$1,151,092		Also, $1M excluded for environmental settlement.				
Less: Time Value of Money Discount			($505)						
Percentage of Claim Recovered for Unsecured Creditors			0.5%						
Secured Lenders Claim:									
Percentage of Claim Recovered for Total Bank Debt:	Claim	Payment							
Secured Portion of Bank Debt		$51,199							
NPV of Payment Due to Subordination (Old Notes)		$1,425							
NPV of Unsecured Portion of Bank Debt (Deficiency Claim)		$2,427							
Less: Time Value of Money Discount		($3,863)							
Total Bank Claim, Payment, Return	$502,291	$51,189	10.2%						

The IT Group, Inc. et al.
Notes to Chapter 7 Liquidation Analysis

In connection with developing the Joint Chapter 11 Plan for The IT Group, Inc. and Its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors (the "Plan") as described in the Disclosure Statement to the Plan (the "Disclosure Statement") to which this is an exhibit, the Official Committee of Unsecured Creditors (the "Committee"), appointed in the jointly administered Chapter 11 case (the "cases") of The IT Group, Inc. and its affiliated debtors (collectively, the "Debtors"), has prepared an orderly Liquidation Analysis under Chapter 7 (the "Liquidation Analysis"). The Liquidation Analysis is presented on a consolidated basis and does not address potential recoveries from avoidance actions or other estate causes of action.[1] Creditors should consult their own attorney and/or financial advisor regarding the potential treatment of their claim in a liquidation of the Debtors' assets.

The Liquidation Analysis presents a "side-by-side" comparison between the recoveries for the secured creditors and general unsecured creditors in a hypothetical liquidation under Chapter 7 of title 11 of the United States Code (the "Bankruptcy Code") versus the treatment accorded such creditors under the terms of the proposed Plan. The financial information contained herein is based on the information provided in the footnotes below for each item on the Liquidation Analysis and reflects the Committee's judgment as to information that is material. This financial information should be read in conjunction with the key assumptions, qualifications and explanations set forth below.

The Liquidation Analysis assumes that, since the Debtors are conducting limited operations and the majority of their assets have been sold, there will not be a materially different result between the date this analysis was prepared and the time that a conversion to a Chapter 7 liquidation would take place.

Underlying the Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by the Committee, are inherently subject to significant economic and competitive uncertainties, miscellaneous factors beyond the control of the Debtors, and variances in the sequence and timing of decisions to liquidate. Accordingly, there can be no assurance that the values reflected in this Liquidation Analysis would be realized if the Debtors were, in fact, to undergo such a liquidation, and actual results could vary materially from those shown here.

Assets

In preparing the Liquidation Analysis, the Committee performed a review of the Debtors' cash balances and values held in the stock of The Shaw Group, Inc. ("Shaw"). For conservative purposes and consistency, the potential recoveries from avoidance actions or other estate causes of action are not included in the Chapter 7 or Chapter 11 recovery estimates. The Committee discussed the findings of these asset reviews with the Debtors. All values are estimates and are subject to change.

Cash

The estimated liquidation value of cash approximates the current cash balance as of January 7, 2004 as recorded in the bank accounts of the Debtors. The Debtors have historically generated recoveries that closely approximate the monthly expenditures that have occurred over the past two years. Therefore, it is assumed that the current cash balance will be the same cash balance at the time of a conversion to Chapter

---

[1] For the following reasons, <u>among others</u>, there is not a separate liquidation analysis for each of the Debtors: (i) it is cost prohibitive, if not impossible, to perform an allocation of the proceeds for the Shaw Transaction on an entity by entity basis; and (ii) it is difficult, if not impossible, to unwind the various intercompany transactions between and among the various debtor entities.

7 and at the time the proposed Plan will become effective. The cash balance presented in the Plan scenario is net of certain claims that are to be paid in full before the remaining cash is allocated to the secured creditors and general unsecured creditors, which is further explained in the "Chapter 7 Versus Chapter 11" section below.

Shaw Stock

The Debtors' ownership of Shaw stock consists of 1,671,336 shares, which had an opening price value at January 7, 2004 of $12.99 per share. Therefore, the liquidation value assigned to this asset account is $21,710,655 or 1,671,336 shares of Shaw stock times $12.99 per share.

Liabilities

In preparing the Liquidation Analysis, the Committee performed a detailed review of the various classes of claims against the Debtors ("Liabilities") through a review of the Debtors' books and records and proofs of claim asserted against the Debtors. The Committee discussed the findings of these liability reviews with the Debtors. All values are estimates and are subject to change.

Other Secured Claims

The estimate for other secured claims (excluding the secured lender claims) includes the recent proposed settlements of the secured claims asserted by Caterpillar Financial Services Corporation and the City of Chula Vista. These claims reflect the proposed settlement amounts of $1,130,000 and $370,000, respectively, as secured claims. There are a significant number of additional unresolved secured claims asserted against the Debtors. However, based on the Committee's review of such claims, it does not appear that any of these claims will be entitled to cash distributions as Other Secured Creditors. The primary basis for most of these other asserted secured claims relates to claims for setoffs and/or recoupment whereby these creditors are seeking to offset and, therefore, will not receive cash distributions as Other Secured Creditors.

Chapter 7 Administrative Claims

Chapter 7 Trustee Fees – Calculated based on 3% of estimated assets available for distribution, which is a simplification of section 326 of the Bankruptcy Code.

Employee Retention Bonuses – There are orders approved by the Bankruptcy Court that provide for retention bonuses to be paid to certain employees of the Debtors. The estimated amount included in the Liquidation Analysis for these liabilities reflects an approximation of the Debtors' accrued liabilities for these retention bonuses.

Wind Down Costs – The estimate for wind down costs is $1.5 million for both Chapter 7 and Chapter 11. It is assumed that the Chapter 7 Trustee's wind down costs would be consistent with the wind down costs that are proposed in the Plan.

Professional Fees – The estimate for professional fees of $2.3 million is based on the most recent budget to the cash collateral order submitted by the Debtors. In general, accrued and unpaid professional fees typically amount to two months of unpaid billings plus a full quarter of 20% fee holdbacks.

Secured Portion of Bank Debt

The estimate for secured lender claims includes the secured proof of claim amount asserted by Citicorp USA Inc. as administrative agent to the prepetition lenders of $502,291,319. For purposes of this Liquidation Analysis only, it is assumed that in a Chapter 7 liquidation the liens of the secured lenders will extend to 80% of the asset value available for distribution to the holders of secured lender claims and general unsecured claims.

Bank Litigation Fees

It is assumed that a Chapter 7 Trustee would incur significant costs valuing the assets of the Debtors including thousands of contracts housed in hundreds of locations, performing discovery requests regarding thousands of contracts and documents, performing depositions and other necessary matters required to determine the validity, priority and extent of the security interests and liens of the prepetition lenders. This amount is estimated at $3 million in the Chapter 7 scenario, which will not be necessary for the Plan.

Chapter 11 Administrative Claims

Tax Liabilities – Based on discussions with the Debtors, the estimate for the allowable chapter 11 administrative tax claims is $100,000.

Other Estimated Administrative Expenses – The estimated amount for other administrative expenses not otherwise included above primarily consists of a conservative additional amount for administrative claims for which the Debtors may not be aware. In general, the Debtors have regularly paid all post-petition obligations. An administrative claims bar date is set for January 15, 2004.

Tax and Priority Claims

Based on discussions with the Debtors, the estimate for tax and priority claims is $2 million. The Debtors, through assistance from Jefferson Wells, have been actively reviewing and attempting to resolve priority tax claims and have estimated that priority tax claims will range from $1 million to $3 million. The Debtors have also indicated that they believe that all employee wage claims earned during the 90-days prior to the Petition Date have been paid pursuant to "first day orders" entered by the Bankruptcy Court in the Cases.

General Unsecured Claims

The Debtors' books and records currently reflect approximately $311 million of general unsecured claims, which primarily includes the Old Notes plus interest in the aggregate amount of $265 million and other general unsecured debt of $46 million. Approximately $16.6 billion of proofs of claim have been filed of which approximately $13.9 billion are redundant claims that are claims filed against multiple debtor entities, and approximately $600 million are claims that have been expunged. Several other claims objections are pending, seeking to disallow roughly $1 billion of claims. It is assumed that these claims will be successfully expunged, and based upon the review of many significant claims, it is expected that many more claims will be disallowed. Moreover, the secured lender claims of approximately $500 million are included in the total claim amount. As a result of preparing claims objections and reviewing other significant claims, $500 million has been included as the estimate for general unsecured claims. In addition to this amount, the Chapter 7 scenario includes an additional $200 million of environmental claims that are settled through the Plan for a cash payment of $1 million. Furthermore, the Chapter 7 scenario assumes full enforcement of the secured lenders' subordination rights with respect to the Old Notes.

Chapter 7 Versus Chapter 11

- Asset recoveries are assumed to be the same in both Chapter 7 and Chapter 11.
    - $50 million of cash.
    - Shaw stock value.
    - Assumes no recoveries for causes of action in either scenario.

- Creditor distribution flow is different between Chapter 7 and Chapter 11.

Chapter 7 Distribution Flow	Chapter 11 Distribution Flow
1. Other Secured Creditors 2. Chapter 7 Administrative Claims 3. Secured Portion of Bank Debt 4. Bank Litigation Fees 5. Chapter 11 Administrative Claims 6. Priority Claims 7. General Unsecured Claims	All claims are paid (excluding Chapter 7 Trustee Fees and Bank Litigation Fees) before remaining proceeds are distributed to Prepetition Lenders and Unsecured Creditors, which are indicated by an asterisk on the Liquidation Analysis.

Other Primary Differences

- Chapter 7 Trustee fees of 3% are included in Chapter 7 scenario.
- Assumed in Chapter 7 that 80% of the assets available for distribution represent proceeds of the secured lenders' collateral. This assumption would need to be greater than 90% for the Liquidation Analysis to present a better result to secured lenders in Chapter 7 as opposed to Chapter 11.
- Chapter 7 Trustee would incur significant litigation fees and other costs collectively estimated at $3 million to resolve lien issues.
- Unsecured claims in Chapter 7 are significantly increased by the deficiency claim of the Prepetition Lenders.
- The subordinated long-term debt of approximately $265 million on account of the Old Notes will receive no distribution under Chapter 7, because the subordination provisions in respect of the secured lender claims are assumed to be enforced.
- The Chapter 11 Plan provides for a cash payment of $1 million to satisfy approximately $200 million of unsecured environmental claims. These environmental claims further dilute the recovery for unsecured creditors in the Chapter 7 scenario.
- Time Value of Money: It is assumed that the Chapter 7 distribution would take place two years after the Chapter 11 distribution. This assumed discount is based on a prime rate of 4% per year per the Federal Reserve Statistical Release at January 7, 2004.

Estimated Recovery Comparisons

	Ch 11	Ch 7
Secured Lenders	10.9%	10.2%
General Unsecured	1.4%	0.5%

Exhibit E to the Disclosure Statement

List of Affiliated Debtors

DEBTOR	TAX ID NUMBER	CASE NO.
The IT Group, Inc.	33-0001212	Case No. 02-10118 (MFW)
37-02 College Point Boulevard LLC	84-1479216	Case No. 02-10119 (MFW)
Advanced Analytical Solutions, Inc.	84-1461794	Case No. 02-10120 (MFW)
E-Com Solutions, Inc.	94-3292325	Case No. 02-10121 (MFW)
Empire State I LLC	84-1479218	Case No. 02-10122 (MFW)
Empire State II LLC	84-1479217	Case No. 02-10123 (MFW)
EVAP Technologies LLC	25-1876926	Case No. 02-10124 (MFW)
Evergreen Acquisition Sub I, Inc.	23-3090041	Case No. 02-10125 (MFW)
Groundwater Technology, Inc.	02-0324047	Case No. 02-10126 (MFW)
IT Administrative Services LLC	25-1867919	Case No. 02-10127 (MFW)
IT C&V Operations, Inc.	23-2946547	Case No. 02-10128 (MFW)
IT E&C Operations, Inc.	23-2946696	Case No. 02-10129 (MFW)
IT Environmental and Facilities, Inc.	25-1833796	Case No. 02-10130 (MFW)
IT International Holdings, Inc.	51-0386873	Case No. 02-10131 (MFW)
IT International Investments, Inc.	04-2944746	Case No. 02-10132 (MFW)
IT International Operations, Inc.	93-1018025	Case No. 02-10133 (MFW)
IT Investment Holdings, Inc.	33-0721650	Case No. 02-10134 (MFW)
IT Iron Mountain Operations LLC	25-1867919	Case No. 02-10135 (MFW)
Jernee Mill Road LLC	25-1855952	Case No. 02-10136 (MFW)
KIP I LLC	25-1849491	Case No. 02-10137 (MFW)
LandBank Acquisition I LLC	91-1979357	Case No. 02-10138 (MFW)
LandBank Acquisition II LLC	91-1979352	Case No. 02-10139 (MFW)
LandBank Acquisition III LLC	91-1979354	Case No. 02-10140 (MFW)
LandBank Environmental Properties LLC	84-1417693	Case No. 02-10141 (MFW)
LandBank Remediation Corp.	94-3223144	Case No. 02-10142 (MFW)
LandBank, Inc.	77-0391324	Case No. 02-10143 (MFW)
LandBank Wetlands LLC	84-1584577	Case No. 02-10144 (MFW)
Marconi Wartburg LLC	22-3658738	Case No. 02-10145 (MFW)

DEBTOR	TAX ID NUMBER	CASE NO.
Millstone River Wetland Services LLC	52-1989945	Case No. 02-10146 (MFW)
Northeast Restoration Company LLC	84-1479222	Case No. 02-10147 (MFW)
Organic Waste Technologies, Inc.	51-0321674	Case No. 02-10148 (MFW)
Otay Mesa Ventures I LLC	25-1849748	Case No. 02-10149 (MFW)
PHR Environmental Consultants, Inc.	33-0754921	Case No. 02-10150 (MFW)
Raritan Venture I LLC	25-1868873	Case No. 02-10151 (MFW)
The Dorchester Group LLC	84-1479214	Case No. 02-10152 (MFW)
U.S. Wetlands Services LLC	13-3763223	Case No. 02-10153 (MFW)
Whippany Ventures I LLC	84-1501746	Case No. 02-10154 (MFW)
Wyckoff's Mills LLC	52-1989945	Case No. 02-10155 (MFW)
American Landfill Supply Co., Inc.	42-1341713	Case No. 02-10156 (MFW)
Benecia North Gateway LLC		Case No. 02-10157 (MFW)
EMCON	94-1738964	Case No. 02-10158 (MFW)
EMCON Industrial Services, Inc.	86-0842518	Case No. 02-10159 (MFW)
Enterprise Environmental & Earthworks, Inc.	36-4043563	Case No. 02-10160 (MFW)
Fluor Daniel Environmental Services, Inc.	33-0437335	Case No. 02-10161 (MFW)
Gradient Corporation	04-2857447	Case No. 02-10162 (MFW)
IT Alaska, Inc.	92-0121536	Case No. 02-10163 (MFW)
IT Baker LLC		Case No. 02-10164 (MFW)
IT Corporation	94-1259053	Case No. 02-10165 (MFW)
IT Corporation of North Carolina, Inc.	56-1231308	Case No. 02-10166 (MFW)
IT Lake Herman Road LLC		Case No. 02-10167 (MFW)
IT Vine Hill LLC		Case No. 02-10168 (MFW)
IT-Tulsa Holdings, Inc.	73-1004178	Case No. 02-10169 (MFW)
ITGtech	95-4430474	Case No. 02-10170 (MFW)
Jellinek, Schwartz & Connolly, Inc.	52-1139905	Case No. 02-10171 (MFW)
JSC International, Inc.	56-1862081	Case No. 02-10172 (MFW)
Kato Road LLC	84-1417566	Case No. 02-10173 (MFW)
Keystone Recovery, Inc.	34-1746531	Case No. 02-10174 (MFW)
LFG Specialties, Inc.	31-1628964	Case No. 02-10175 (MFW)

DEBTOR	TAX ID NUMBER	CASE NO.
Monterey Landfill Gas Company	36-3467676	Case No. 02-10176 (MFW)
National Earth Products, Inc.	23-2755576	Case No. 02-10177 (MFW)
Northern California Development Limited		Case No. 02-10178 (MFW)
OHM Corporation	34-1503050	Case No. 02-10179 (MFW)
OHM Remediation Services Corp.	34-1275607	Case No. 02-10180 (MFW)
Pacific Environmental Group, Inc.	94-3027373	Case No. 02-10181 (MFW)
Sielken, Inc.	76-0143090	Case No. 02-10182 (MFW)
Submerged Lands LLC	84-1454321	Case No. 02-10183 (MFW)
W&H Pacific, Inc.	91-1412195	Case No. 02-10184 (MFW)
Wehran Engineering PC	14-1555706	Case No. 02-10185 (MFW)
Wehran New York, Inc.	06-1228800	Case No. 02-10186 (MFW)
Woodbury Creek, Inc.	52-1915703	Case No. 02-10187 (MFW)

EXHIBIT 99.2

ORIGINAL

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re	:	Chapter 11
THE IT GROUP, INC., *et al.*,	:	Case No. 02-10118 (MFW)
	:	(Jointly Administered)
Debtors.	:	Related to Docket No. 3269

ORDER (I) APPROVING FORM OF BALLOT AND PROPOSED SOLICITATION AND TABULATION PROCEDURES; (II) FIXING DATE, TIME AND PLACE FOR VOTING ON THE JOINT CHAPTER 11 PLAN FOR THE IT GROUP, INC. AND ITS AFFILIATED DEBTORS PROPOSED BY THE DEBTORS AND THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS; (III) APPROVING THE FORM AND MANNER OF NOTICE THEREOF; (IV) FIXING THE LAST DATE FOR FILING OBJECTIONS TO THE PLAN; AND (V) SCHEDULING A HEARING TO CONSIDER CONFIRMATION OF THE PLAN

Upon the record of the hearing (the "Disclosure Statement Hearing") to consider approval of the Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code with Respect to the Joint Chapter 11 Plan For The IT Group, Inc. and Its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors (the "Disclosure Statement"); and upon the motion dated January 2, 2004 (the "Motion")[1] of the Official Committee of Unsecured Creditors (the "Committee") appointed in the above-captioned jointly administered chapter 11 cases (the "Cases") of The IT Group, Inc. and its affiliated debtors (collectively, the "Debtors") for (i) approval of the form of Ballot and proposed solicitation and tabulation procedures; (ii) fixing of the date, time and place for voting on the Joint Chapter 11 Plan For The IT Group, Inc. and Its Affiliated Debtors Proposed by the Debtors and the Committee (the

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[1] All capitalized terms used herein, but not otherwise defined herein, shall have the meaning ascribed to them in the Motion.

MIAMI 450537 (2K)

DKT. NO. 4629
DT. FILED 2/11/04

"Plan");[2] (iii) approval of the form and manner of notice thereof; (iv) fixing of the last date for filing objections to the Plan; and (v) scheduling of a hearing to consider confirmation of the Plan; and it appearing that the Court has jurisdiction over this matter; and it appearing that notice of the Motion was sufficient; and upon the record of the Disclosure Statement Hearing; and after due deliberation, and sufficient cause appearing therefor, it is hereby

ORDERED that, the Motion is granted; and it is further

ORDERED that, in accordance with section 1125 of the Bankruptcy Code and Rule 3017(b) of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules"), the Disclosure Statement, as it may have been or may be further amended to reflect changes made or ordered on the record at the hearing, is hereby approved and all objections not withdrawn, settled or otherwise resolved are overruled; and it is further

ORDERED that, in accordance with Bankruptcy Rule 3017(c), a hearing to consider confirmation of the Plan and any objections that may be interposed (the "Confirmation Hearing") shall be held before the Honorable Mary F. Walrath, Chief United States Bankruptcy Judge, United States Bankruptcy Court, 824 Market Street, 6th Floor, Wilmington, Delaware 19801, on March ~~22~~ 29, 2004 at 2:00 p.m., Prevailing Eastern Time, or as soon thereafter as counsel may be heard; and it is further

ORDERED that, the Confirmation Hearing may be adjourned from time to time without prior notice to holders of claims, holders of equity interests, or other parties in interest other than the announcement of the adjourned hearing date at the Confirmation Hearing; and it is further

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[2] Plan refers to the First Amended Joint Chapter 11 Plan for the IT Group, Inc. and its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors.

ORDERED that, in accordance with section 1128(a) and Bankruptcy Rules 3017 and 2002(b), the Confirmation Hearing Notice, substantially in the form annexed to the Motion as Exhibit "C," is hereby approved; and it is further

ORDERED that, in accordance with Bankruptcy Rule 3017(c), the date and time set as the deadline for voting on the Plan shall be March ~~15~~ 22, 2004 at 4:00 p.m., Prevailing Eastern Time (the "Voting Deadline"); and it is further

ORDERED that, the Committee shall have authority to extend the Voting Deadline within its reasonable discretion upon notice to this Court served upon all parties that have filed a notice of appearance in these Cases pursuant to Bankruptcy Rule 2002; and it is further

ORDERED that, the proposed procedures for soliciting and tabulating votes to accept or reject the Plan substantially in the form attached to the Motion as Exhibit "H" (the "Voting Procedures") are hereby approved and are incorporated by reference as if fully set forth herein; and it is further

ORDERED that, in accordance with Bankruptcy Rules 3017(c) and 9006(c)(1), the last date and time to file an objection to confirmation of the Plan shall be no later than March 22 ~~15~~, 2004 at 4:00 p.m., Prevailing Eastern Time (the "Confirmation Objection Deadline"); and it is further

ORDERED that, in accordance with Bankruptcy Rules 3017(c) and 9006(c)(1), objections, if any, to confirmation of the Plan shall be in writing and shall (a) state the name and address of the objecting party and the nature and amount of the claim or interest of such party, and (b) be filed, together with proofs of service, with the Court and served so that such objections are actually received by the parties listed below, no later than the Confirmation Objection Deadline:

(1) White & Case LLP
Co-Counsel for the Committee
Wachovia Financial Center, Suite 4900
200 South Biscayne Boulevard
Miami, Florida 33131
Attention: John K. Cunningham, Esq.

(2) The Bayard Firm LLP
Co-Counsel for the Committee
222 Delaware Avenue, Suite 900
Wilmington, Delaware 19801
Attention: Jeffrey M. Schlerf, Esq.

(3) Skadden, Arps, Slate, Meagher & Flom LLP
Counsel for the Debtors and Debtors in Possession
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19801
Attention: Marion M. Quirk, Esq.

(4) Weil, Gotshal & Manges LLP
Counsel to Agent for Prepetition Lenders
767 Fifth Avenue
New York, New York 10153
Attention: Stephen Karotkin, Esq.

(5) The Office of the United States Trustee
J. Caleb Boggs Federal Building
844 King Street, Suite 2313
Lock Box 35
Wilmington, Delaware 19801-3519
Attention: Mark S. Kenney, Esq.;

and it is further

ORDERED that, any party failing to file and serve an objection to the Plan in compliance with this order shall be barred from raising any objections at the Confirmation Hearing; and it is further

ORDERED that, the forms of ballots substantially in the form attached as Exhibit "B" to the Motion (collectively, the "Ballots") are hereby approved: and it is further

ORDERED that, pursuant to Bankruptcy Rules 3017(c) and 3018(a), the holders of claims in each of Class 2 (Non-Lender Secured Claims), Class 3 (Lender Claims), Class 4A (General Unsecured Claims) and Class 4B (Litigation Unsecured Claims) under the Plan as of January 14, 2004 (the "Voting Record Date"), other than Disputed Claims (defined below), may vote to accept or reject the Plan by indicating their acceptance or rejection of the Plan on the Ballots provided therefor; and it is further

ORDERED that, Logan & Company, Inc. ("Logan" and the "Solicitation Agent"), is hereby directed to mail or cause to be mailed by first class United States mail, postage prepaid, or, if applicable, to hand deliver, on or before five (5) days after the entry of this Order, (the "Solicitation Deadline") the Solicitation Package, which shall consist of: (a) the Voting Procedures, (b) the Disclosure Statement (with the Plan attached as an exhibit), (c) the Confirmation Hearing Notice, (d) for creditors entitled to vote, appropriate Ballots and voting instructions, (e) for creditors entitled to vote, a pre-addressed postage prepaid return envelope for each Ballot, and (f) any other materials ordered by the Bankruptcy Court to be included as part of the Solicitation Package, on (i) the Office of the United States Trustee; (ii) each holder of a Claim (as such term is defined in the Plan) in each of Class 2 (Non-Lender Secured Claims), Class 3 (Lender Claims), Class 4A (General Unsecured Claims) and Class 4B (Litigation Unsecured Claims) that is (x) listed in the Schedules[1] as of the Voting Record Date as liquidated, undisputed and non-contingent, or (y) represented by a timely filed proof of claim against any of the Debtors that is not the subject of an objection filed and served by the Solicitation Deadline;

[1] Including any amendments thereto.

and (iii) each of the other parties on the 2002 Service List maintained in these Cases, for informational purposes; and it is further

ORDERED that, no Solicitation Packages or other notices need be transmitted to: (a) holders of claims listed on the Schedules that have already been paid in full during the pendency of these Cases or that are authorized to be paid in full in the ordinary course of business pursuant to orders previously entered by this Court, (b) holders of claims listed on the Schedules as contingent, unliquidated or disputed or as zero or unknown in amount, if such holders did not file proofs of claim by the Bar Date (unless otherwise directed by an order of the Bankruptcy Court), (c) any person to whom the Debtors mailed a notice of commencement of these Cases and first meeting of creditors or a notice of the Bar Date if either of such notices was returned marked "undeliverable" or "moved – no forwarding address" or for a similar reason, unless the Debtors have been informed in writing by such person of that persons' new address prior to the Voting Record Date, and (d) any person that filed a proof of claim listing an amount of zero; and it is further

ORDERED that, the Solicitation Agent is hereby directed to mail or cause to be mailed by first class United States mail, postage prepaid, on or before the Solicitation Deadline, a copy of the Non-Voting Class Notice, in lieu of a Solicitation Package, substantially in the form annexed to the Motion as Exhibit "D," which Non-Voting Class Notice is hereby approved, on (a) all holders of Administrative Claims, (b) Tax Claims and (c) Claims in Class 1 (Priority Claims) under the Plan in satisfaction of the requirements of Bankruptcy Rule 3017(d); and it is further

ORDERED that, the Solicitation Agent is hereby directed to mail or cause to be mailed by first class United States mail, postage prepaid, on or before the Solicitation Deadline, a copy of the Contract/Lease Party Notice, substantially in the form annexed to the Motion as Exhibit "E," which Contract/Lease Party Notice is hereby approved, in lieu of a Solicitation Package, on parties to certain of the Debtors' executory contracts and unexpired leases who may not have scheduled or filed claims in these Cases, and whose executory contracts or unexpired leases have not been assumed or rejected by the Debtors on or prior to the Voting Record Date (the "Contract/Lease Parties"); and it is further

ORDERED that, the Solicitation Agent is hereby directed to mail or cause to be mailed by first class United States mail, postage prepaid, on or before the Solicitation Deadline, a copy of the Disputed Claim Notice, substantially in the form annexed to the Motion as Exhibit "F," which Disputed Claim Notice is hereby approved, together with a Solicitation Package that does not include a Ballot, on any holder of a claim in Class 2 (Non-Lender Secured Claims), Class 3 (Lender Claims), Class 4A (General Unsecured Claims) and Class 4B (Litigation Unsecured Claims) whose claim is asserted in a proof of claim: (i) as to which an objection to such proof of claim is filed and served by the Solicitation Deadline or (ii) was not timely filed by the Bar Date (unless otherwise directed by an order of the Bankruptcy Court) (collectively, the "Disputed Claims"); and it is further

ORDERED that, a holder of a Disputed Claim (the "Disputed Claimant") is not permitted to vote on the Plan unless such Disputed Claimant files with the Bankruptcy Court and serves on the Committee and the Debtors, a motion pursuant to Bankruptcy Rule 3018(a) (a "Rule 3018(a) Motion") to temporarily allow such Disputed Claim solely for purposes of voting to accept or reject the Plan, provided such Rule 3018(a) Motion is filed on or before ten (10) business days before the Voting Deadline or March ~~8~~ 12, 2004 at 4:00 p.m., Prevailing Eastern Time (the "Rule 3018(a) Motion Deadline"). Upon written request to the Solicitation Agent, a

Disputed Claimant who timely files and serves a Rule 3018(a) Motion will be provided a Ballot and be permitted to cast such Ballot as a provisional vote to accept or reject the Plan (a "Provisional Ballot"). Such Provisional Ballot shall not be counted unless: (i) the Committee, the Debtors and the Disputed Claimant resolve the issues raised in the Rule 3018(a) Motion prior to the Voting Deadline or (ii) the Bankruptcy Court at or prior to the Confirmation Hearing determines that the Provisional Ballot should be counted as a vote on the Plan; and it is further

ORDERED that, the Solicitation Agent is hereby directed to mail or cause to be mailed by first class United States mail, postage prepaid, on or before the Solicitation Deadline, a copy of the Notice of Deemed Rejection, in lieu of a Solicitation Package, substantially in the form annexed to the Motion as Exhibit "G," which Notice of Deemed Rejection is hereby approved on (a) all holders of Equity Interests in Class 5 and (b) all holders of Claims in Class 4C (Securities Litigation Claims) and Class 4D (Subordinated Claims) under the Plan; and it is further

ORDERED that, the following procedures shall govern the distribution of solicitation and notice material to holders of the Debtors' Old Notes which are classified in Class 4A and to holders of Equity Interests:

> (a) The Solicitation Agent shall transmit the Solicitation Package to holders of the Debtors' Old Notes in Class 4A and the Notice of Deemed Rejection to holders of Equity Interests in Class 5, by mailings made no later than the Solicitation Deadline to each known record holder, or its agent (the "Record Holder") as of the Voting Record Date for which the Solicitation Agent has received addresses;
>
> (b) Each Record Holder shall deliver promptly a Solicitation Package or Notice of Deemed Rejection, as applicable, to each beneficial owner for whom such Record Holder holds such securities in accordance with the Voting Procedures;
>
> (c) The Solicitation Packages to be transmitted by each Record Holder to beneficial holders of Old Notes in Class 4A must include a ballot for the beneficial owners (the "Beneficial Owner Ballot") substantially in the form

proposed in Exhibit "B-4" to the Motion, and a return envelope provided by, and addressed to, the requisite Record Holder. Each Record Holder must then summarize the individual votes reflected on each Beneficial Owner Ballot on a master ballot (the "Master Ballot") substantially in the form included in Exhibit "B-5" to the Motion. Each Record Holder must then return the Master Ballot to the Tabulation Agent[4] by the Voting Deadline. As an alternative, each Record Holder shall have the option of prevalidating, by facsimile, mail, hand delivery, or overnight courier, the Beneficial Owner Ballots so that beneficial owners can return them directly to the Tabulation Agent; and

(d) The Debtors are authorized to reimburse each Record Holder for their reasonable, actual, and necessary out-of-pocket expenses incurred in performing the tasks described above upon written request by any such Record Holder (subject to the Court's retaining jurisdiction to resolve any disputes over any request for reimbursement);

and it is further

ORDERED that, pursuant to Bankruptcy Rule 2002(l), the Debtors will submit the Confirmation Hearing Notice for publication in *Wall Street Journal* (National Edition) on one occasion no later than fifteen days prior to the Confirmation Hearing, which publication is hereby approved and which shall be deemed good and sufficient notice by publication; and it is further

ORDERED that, the provision of notice in accordance with the procedures set forth in this Order and the Voting Procedures shall be deemed good and sufficient notice of the Confirmation Hearing, the Voting Deadline and the Confirmation Objection Deadline; and it is further

ORDERED that, pursuant to Bankruptcy Rule 3017(c), but except as otherwise expressly provided in the Voting Procedures, in order to be considered as acceptances or rejections of the Plan, all Ballots must be properly completed, executed, marked and actually

[4] Logan shall serve as both Solicitation Agent and Tabulation Agent, pursuant to this Court's order dated January 22, 2002, approving the appointment of Logan as the Debtors' Claims, Noticing and Balloting Agent.

received via United States mail, overnight delivery or hand delivery, by the Tabulation Agent on or before 4:00 p.m. (Prevailing Eastern Time) on the Voting Deadline; and it is further

ORDERED that, any Ballot (except a Master Ballot) transmitted to the Tabulation Agent by facsimile transmission will not be counted; and it is further

ORDERED that, (a) creditors holding unclassified claims or unimpaired claims and also claims in a class that is designated as impaired and entitled to vote under the Plan will receive only the Solicitation Package appropriate for the impaired class, and (b) creditors who have filed duplicate claims in any given class (including, without limitation, multidebtor claims for the same underlying liability that are classified in the same class) are entitled to receive only one Solicitation Package and allowed only one Ballot for voting their claims with respect to that class; and it is further

ORDERED that, the Committee is authorized and empowered to take such other actions and execute such other documents as may be necessary or appropriate to implement the terms of this Order; and it is further

ORDERED that, the Committee, the Debtors, the Solicitation Agent and the Tabulation Agent are authorized and directed to effect any action reasonably necessary to accomplish the solicitation and tabulation services contemplated by the Disclosure Statement and the Voting Procedures; and it is further

ORDERED that, this Court shall, and hereby does, retain jurisdiction with respect to all matters arising from or in relation to the implementation of this Order.

Dated: Wilmington, Delaware
February 11, 2004

Honorable Mary F. Walrath,
Chief United States Bankruptcy Judge